As filed with the Commission on November 12, 1999        File No. 333-__________



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                HUMBOLDT BANCORP
             (Exact name of registrant as specified in its charter)

            California                     6712                    93-1175446
------------------------------- ---------------------------- -------------------
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)     Classification Code)      Identification No.)

                                701 Fifth Street
                            Eureka, California 95501
                                 (707) 445-3233
          (Address and telephone number of principal executive offices)

                                Theodore S. Mason
                                    President
                                701 Fifth Street
                            Eureka, California 95501
                                 (707) 445-3233
            (Name, address and telephone number of agent for service)

                                   Copies to:



      Daniel B. Eng, Esq.                Gary S. Findley, Esq.                Roger S. Mertz, Esq.
     Regina Schroder, Esq.         Gary Steven Findley & Associates     Allen, Matkins, Leck, Gamble &
  Bartel Eng Linn & Schroder           1470 North Hundley Street                  Mallory LLP
 300 Capitol Mall, Suite 1100          Anaheim, California 92806          333 Bush Street, 17th Floor
 Sacramento, California 95814          Telephone: (714) 630-7136             San Francisco, CA 94104
  Telephone: (916) 442-0400                                                 Telephone: (415) 837-1515



Approximate  date of  commencement  of proposed  sale of the  securities  to the
public:   As soon as practicable after the effective date.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. |_|

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
|_|



                                          CALCULATION OF REGISTRATION FEE

------------------------------------------------ ------------------------------------ ------------------------------
            Title of each class of                   Proposed maximum aggregate                 Amount of
          securities to be registered                      offering price                   registration fee
------------------------------------------------ ------------------------------------ ------------------------------
Certificates of Interest in the Humboldt                   $5,500,000 (1)                      $1,529 (1)
Bancorp Promissory Note
------------------------------------------------ ------------------------------------ ------------------------------
Common Stock, no par value, of                             $2,000,000                                 (2)
Humboldt Bancorp, that may be exchanged for up
to $2,000,000 of Humboldt Bancorp Promissory
Note
------------------------------------------------ ------------------------------------ ------------------------------
TOTAL FEE                                                                                      $1,529
================================================ ==================================== ==============================



(1) Calculated in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2)  Fee included in Note (1) above.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

    Proxy Statement of:                                      Prospectus of:

      Global Bancorp                                         Humboldt Bancorp
    1424 Second Street                                       701 Fifth Street
   Napa, California 94559                               Eureka, California 95501
      (707) 253-2900                                          (707) 445-3233

         We, Humboldt Bancorp, are proposing to merge Global Bancorp with and into Humboldt Bancorp, and acquire and operate Capitol Thrift & Loan Association as a subsidiary of Humboldt Bancorp, assuming regulatory approval and upon the completion of an offering of Humboldt Bancorp common stock. Global Bancorp is asking you to vote on the merger of Global Bancorp with Humboldt Bancorp.

         If Global Bancorp shareholders approve the merger, each share of Global Bancorp you own will convert into the right to receive cash and a certificate of interest in the Humboldt Bancorp promissory note, unless you exercise your dissenter's rights.

         The overall merger price is approximately $16.5 million dollars payable as follows:

          Cash: Approximately $11 million dollars based on Global Bancorp shareholders' equity less Global Bancorp merger expenses in excess of $150,000.

          Humboldt Bancorp Promissory Note: Approximately $5.5 million dollars payable on January 30, 2002. Interest of 8% per annum on this amount is payable to you in cash on a semi-annual basis. The merger agreement provides for adjustments for loan losses and expenses identified in the merger agreement.

         Humboldt Bancorp is currently quoted on the OTC Bulletin Board under the symbol "HBEK." Humboldt Bancorp has filed an application for the listing of its common stock under the symbol "HBEK" with the NASDAQ National Market.

         At your election, a portion of the payment under the Humboldt Bancorp promissory note upon maturity may be paid in Humboldt Bancorp common stock.

         Your board of directors carefully reviewed and considered the merger and determined that the merger is fair to Global Bancorp and Capitol Thrift & Loan Association and is in the best interests of Global Bancorp's shareholders. Global Bancorp's board of directors approved the merger and recommends that you vote in favor of the merger.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved Humboldt Bancorp common stock or Humboldt Bancorp promissory note, or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Shares of Humboldt Bancorp common stock and Humboldt Bancorp promissory note are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, or any other governmental agency. Investment in Humboldt Bancorp common stock and Humboldt Bancorp promissory note has risks. For a discussion of factors important to the decision to approve the merger, see "Risk Factors" on page __.

         The date of this proxy statement/prospectus is January __, 2000, and is first being mailed to shareholders on or about January __, 2000.

         TABLE OF CONTENTS




QUESTIONS AND ANSWERS ABOUT THE MERGER.........................................4

SUMMARY .......................................................................5

WHO CAN HELP ANSWER YOUR QUESTIONS.............................................9

ORGANIZATIONAL CHART .........................................................10

SUMMARY OF FINANCIAL INFORMATION..............................................11

RISK FACTORS..................................................................15

GLOBAL BANCORP MEETING........................................................24

DESCRIPTION OF THE MERGER.....................................................25

OPINION OF GLOBAL BANCORP FINANCIAL ADVISOR...................................36

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS...............................39

RIGHTS OF DISSENTING GLOBAL BANCORP SHAREHOLDERS..............................43

COMPARISON OF SHAREHOLDER RIGHTS AND
     HUMBOLDT BANCORP CAPITAL STOCK...........................................45

MARKET PRICES.................................................................47

PRO FORMA FINANCIAL STATEMENTS................................................48

REGULATORY CAPITAL AND LEVERAGE RATIO.........................................54

HUMBOLDT BANCORP SELECTED FINANCIAL DATA......................................54

HUMBOLDT BANCORP MANAGEMENT'S
     DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATION.................................................56

BUSINESS OF HUMBOLDT BANCORP..................................................85

DESCRIPTION OF HUMBOLDT BANCORP FOLLOWING THE MERGER..........................98

SUPERVISION AND REGULATION OF HUMBOLDT BANCORP,
     HUMBOLDT BANK AND CAPITOL VALLEY BANK....................................98

MANAGEMENT OF HUMBOLDT BANCORP...............................................107

HUMBOLDT BANCORP
     EXECUTIVE COMPENSATION..................................................109

SECURITIES OWNERSHIP.........................................................113

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................114

GLOBAL BANCORP SELECTED FINANCIAL DATA.......................................116

GLOBAL BANCORP MANAGEMENT'S
     DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATION................................................117

BUSINESS OF GLOBAL BANCORP...................................................137

EXPERTS......................................................................142

CHANGE IN ACCOUNTANTS........................................................143

MATTERS......................................................................143

WHERE YOU CAN FIND MORE INFORMATION..........................................143

INDEX TO FINANCIAL STATEMENTS................................................F-1

APPENDIX A
     RESTATED AGREEMENT AND PLAN OF REORGANIZATION.......................... A-1

APPENDIX B
     OPINION OF FIRST CAPITAL GROUP, LLC.....................................B-1

APPENDIX C
     CALIFORNIA GENERAL CORPORATION LAW
     CHAPTER 13.  DISSENTERS'RIGHTS..........................................C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER



Q:    What am I being asked to vote on?

A: The merger of Global Bancorp with Humboldt Bancorp. Humboldt Bancorp will acquire all of the outstanding stock of Global Bancorp and Capitol Thrift if a majority of the outstanding shares of Global Bancorp approve. Humboldt Bancorp will continue to exist, Global Bancorp will not continue to exist, and Capitol Thrift will become a subsidiary of Humboldt Bancorp.

Q:    What do I need to do now?

A: You need to read this proxy statement/prospectus and sign your proxy card and mail it to Global Bancorp in the enclosed return envelope as soon as possible.

Q:    Should I send in my stock certificates now?

A:    No.   When the merger is completed, you will receive written instructions for exchanging your shares of common stock.

Q:    When is the merger expected to be completed?

A: The merger is expected to be completed by March 31, 2000. The merger cannot be completed until bank regulatory approvals are obtained and Humboldt Bancorp's common stock offering is completed.

Q:    Whom should I call with questions?

A: If you have any questions about the merger and other matters to be considered at the meeting, please call Robert F. Kelly, President of Global Bancorp, at (707) 253-2900.

                                     SUMMARY

         This summary highlights selected information from this document and does not contain all of the information that is important. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read this entire document and the documents to which we refer you. See also, "Who Can Help Answer Your Questions" on page ___.

The Company (Pages ___, ___, ____, ____)

Humboldt Bancorp
701 Fifth Street
Eureka, California  95501
(707) 445-3233

         Humboldt Bancorp is a California corporation that owns two banks and part of a leasing company. Humboldt Bancorp's main office is in Eureka, California.

         One of the two banks owned by Humboldt Bancorp is Humboldt Bank, a California community bank headquartered in Eureka, California. Humboldt Bank is licensed by the California Department of Financial Institutions. Humboldt Bank's deposits are insured up to the $100,000 legal limit by the Federal Deposit Insurance Corporation. In addition to its Eureka headquarters office, Humboldt Bank has nine branch offices located in Humboldt, Trinity and Mendocino counties, including two former branch offices of CalFed Bank which were acquired by Humboldt Bank on August 27, 1999. These two branch offices have total deposits of approximately $72.2 million and loans of $0.1 million. One branch office is located in Ukiah, California and the other in Eureka, California. Immediately prior to the merger, Humboldt Bank will acquire the San Jose branch of Capitol Thrift. That branch office is estimated to have approximately $63 million in total deposits and $63 million in loans.

         The other bank owned by Humboldt Bancorp is Capitol Valley Bank, a California community bank with one main branch in Roseville, California. Capitol Valley Bank is licensed by the California Department of Financial Institutions. Its deposits are insured up to the $100,000 legal limit by the Federal Deposit Insurance Corporation. Capitol Valley Bank opened for business on March 3, 1999. In September 1999, Humboldt Bancorp acquired Silverado Merger Corporation, formerly Silverado Bank, a bank in organization located in Roseville, California, which had yet to raise the necessary capital to open as a commercial banking institution. Although Silverado Merger Corporation had no operations, Capitol Valley Bank hired its former president, and several of its former directors became directors of Capitol Valley Bank, to assist Capitol Valley Bank in generating new business. As part of the acquisition, Humboldt Bancorp raised $1.3 million in additional capital.

         Humboldt Bancorp owns 50% of Bancorp Financial Services, Inc., a California corporation. Bancorp Financial Services makes consumer automobile loans and commercial equipment leases, of less than $100,000, to small businesses. Bancorp Financial Services is located in Sacramento, California.

         For the six months ended June 30, 1999, Humboldt Bancorp had net income of $2.1 million, and at June 30, 1999, had total assets of $330.4 million, net loans of $197.7 million, and deposits of $290.6 million.

(Continued)
The Companies (Pages ___, ___, ____, ____)

Global Bancorp
1424 Second Street
Napa, California  94559
(707) 253-2900

         Global Bancorp is a California corporation that owns Capitol Thrift & Loan Association, a California industrial loan company. It is licensed by the California Department of Financial Institutions. Capitol Thrift has 10 branches located throughout California. Capitol Thrift's deposits are insured up to the $100,000 legal limit by the Federal Deposit Insurance Corporation. Global Bancorp's main office is in Napa, California.

         For the six months ended June 30, 1999, Global Bancorp had net income of $720,000, and at June 30, 1999, had total assets of $123.0 million, loans of $101.0 million, and deposits of $111.1 million.

The merger and where you can read about the merger agreement (Page __)

         The merger will combine the businesses of Global Bancorp and Capitol Thrift under Humboldt Bancorp. Global Bancorp will not continue to exist as a separate company. Capitol Thrift will continue as a subsidiary of Humboldt Bancorp.

         You will find a complete copy of the Second Restatement of Agreement and Plan of Reorganization and Merger attached at the back of this proxy statement/prospectus as Appendix A. We encourage you to read the merger agreement carefully. It is the legal document that governs the merger.

What you will receive in the merger (Page ___)

         When the merger is completed, each share of Global Bancorp common stock will be converted into:

     o approximately $11 million in cash divided by the number of outstanding shares of Global Bancorp; and

     o a certificate evidencing an interest in the Humboldt Bancorp promissory note payable in cash, or at your election in Humboldt Bancorp common stock, on January 30, 2002, or 60 days from the occurrence of a material adverse effect with respect to Humboldt Bancorp, but in no event earlier than January 31, 2001. Humboldt Bancorp is only required to provide a maximum $2.0 million in Humboldt Bancorp common stock based on the price of the last trade of the stock prior to the merger, plus 7%. The principal amount of the Humboldt Bancorp promissory note will be approximately $5.5 million in the aggregate. If Humboldt Bancorp does not complete its concurrent stock offering by March 7, 2000, $200,000 of the promissory note will be paid at closing, and the outstanding balance of the promissory note will be adjusted accordingly. The Humboldt Bancorp promissory note may be decreased or increased based on events identified in the merger agreement. The Humboldt Bancorp promissory note will earn interest at the rate of 8% per annum and the interest will be paid to you in cash semi-annually on April 15 and October 15.

Requirements to be met in the Merger (Pages __ - __ and __ - __)

         There are a number of requirements which must be met before the merger is completed. Among these requirements are the following:

     o Approval by Global Bancorp shareholders of the merger agreement and the merger;

     o Approval of the merger by the Federal Reserve Bank, Federal Deposit Insurance Corporation and the California Department of Financial Institutions;

     o Receipt of fairness opinion by Global Bancorp and Capitol Thrift, which opinion is subject to revocation;

     o Completion of Humboldt Bancorp's public stock offering raising at least $6.0 million in equity capital; and

     o Completion by Humboldt Bank of the purchase of the San Jose branch of Capitol Thrift.

If the merger doesn't occur, Global Bancorp, Capitol Thrift or Humboldt Bancorp may owe termination fees (Pages __ and __)

         Humboldt Bancorp, Humboldt Bank, Global Bancorp and Capitol Thrift can terminate the acquisition agreement by mutual consent at any time.

     Global Bancorp or Capitol Thrift must pay to Humboldt Bancorp $250,000 in cash if

     Global Bancorp terminates the merger agreement because its fairness opinion is revoked, or

     Humboldt Bancorp terminates the merger agreement because

     o    Global Bancorp's shareholders do not approve the merger agreement, or

     o there is a breach of Global Bancorp's representations or warranties, a default by Global Bancorp or Capitol Thrift, or a material adverse event respecting Global Bancorp not previously disclosed

     Global Bancorp or Capitol Thrift must pay to Humboldt Bancorp $350,000 in cash if

     Global Bancorp or Capitol Thrift terminates the merger agreement and within 180 days Global Bancorp or Capitol Thrift approves another sale, executes another letter of intent, or a third party acquires 15% or more of the outstanding shares of Global Bancorp

     Humboldt Bancorp must pay to Global Bancorp the sum of $250,000 in cash if

     Global Bancorp terminates the merger agreement because

     o    there  is  a  breach  of  Humboldt   Bancorp's   representations   and
          warranties, a default by Humboldt Bancorp, or a material adverse event respecting Humboldt Bancorp not previously disclosed, or

     o there is a failure to complete Humboldt Bancorp's offering by March 31, 2000.
Recommendations to Global Bancorp shareholders (Pages __ - __)

         Global Bancorp's board of directors unanimously recommends a vote "FOR" approval of the merger.

         Directors of Global Bancorp who own 38.4% of the outstanding shares of Global Bancorp have already agreed to vote their shares for the merger.

The meeting (Page ___)

         Global Bancorp's shareholders' meeting will be held at _______________, _________, California, at _____, on February __, 2000.

Record date, voting power and vote required (Page __)

         On February __, 2000, the record date for the Global Bancorp Meeting, there were _______ shares of Global Bancorp common stock outstanding. Approval of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Global Bancorp common stock.

Financial advisor issues opinion that merger consideration is fair (Pages __ - __ and Appendix B)

         First Capital Group, L.L.C. has issued a fairness opinion that states that the terms of the merger agreement are fair, from a financial standpoint, to the shareholders of Global Bancorp. Global Bancorp has agreed to pay First Capital Group $200,000 for its representation and opinion.

         We encourage you to read this opinion carefully.

The boards expect the merger to be taxable to you, but not to be taxable to Global Bancorp or Capitol Thrift (Page __ - __ and __ - __)

         Covington & Burling has issued an opinion as to the material tax consequences of the merger. The opinion states that the Global Bancorp shareholders will recognize gain or loss for federal income tax purposes but that Global Bancorp and Capitol Thrift will not recognize gain or loss.

Interests of Global Bancorp executive officers in the merger  (Pages __ - __)

         Upon completion of the merger, it is anticipated that Mr. Robert F. Kelly will continue as President and Chief Executive Officer, and Mr. Leighton Monroe, Jr. will continue as Chief Financial Officer, of Capitol Thrift as a subsidiary of Humboldt Bancorp.

Appraisal rights in the merger (Pages __ - __, __ - __ and Appendix C)

         You may dissent from the merger and demand payment in cash equal to the fair value of your shares in Global Bancorp as follows:

     o You may dissent by voting against, abstaining or not voting in favor of the merger.

     o You must also write a letter to Global Bancorp requesting the purchase of your dissenting shares.

     o You must send the letter so that it is received within 30 days of the date of mailing of a notice that will be sent to you announcing the approval by shareholders of the merger.

         If you properly exercise your dissenter's rights, you will not receive the cash or a certificate of interest in the Humboldt Bancorp promissory note you otherwise would receive according to the merger agreement.

Accounting treatment (Page ___)

         Humboldt Bancorp will account for the merger as a purchase. Purchase method accounting treatment creates goodwill in the merger. The Global Bancorp merger will cause a significant amount of negative goodwill, which will be accounted for as a deferred credit and amortized using the straight-line method over 15 years. See - "Risk Factors - Reduction in Capital Ratios" and "Proforma Financial Statements".

                       WHO CAN HELP ANSWER YOUR QUESTIONS

         If you have more questions about the merger you should contact:

                                 Global Bancorp
                               1424 Second Street
                             Napa, California 94559
                    Attention: Mr. Robert F. Kelly, President
                          Telephone No.: (707) 253-2900

                              ORGANIZATIONAL CHART


Chart of Humboldt Bancorp and Subsidiaries
Chart of Global Bancorp and Subsidiary
Carht of Humboldt Bancorp and Subsidiaries after the merger

                        SUMMARY OF FINANCIAL INFORMATION

         The tables on pages __ and __ summarize the historical financial results of Humboldt Bancorp and Global Bancorp. This information is provided to show growth and earnings trends for each institution over the last five years and the first six months of 1998 and 1999.

         The next table on page _ summarizes the pro forma financial information as if

     o    the merger,

     o    acquisition of the San Jose branch of Capitol Thrift,

     o    acquisition of the two former CalFed branches, and

     o acquisition of Silverado Merger Corporation and related private placement of Humboldt Bancorp common stock had occurred at the beginning of each period presented. The pro forma financial information combines the historical financial information shown in the first two tables and takes into consideration each of these events in each of the earlier periods presented.

         Operational efficiencies or additional expenses that might have occurred as a result of the these events are not considered. In addition, this pro forma information is not necessarily indicative of the results that would have been realized had these events been completed at the beginning of the periods presented.

         The financial information presented includes the following sections:

     o Summary of Earnings - This section shows the significant components of earnings.

     o    Financial   Position  -  This  section   shows   significant   assets,
          liabilities and shareholders' equity.

     o Per Share Data - This section shows net income, dividends and shareholders' equity on a per share basis. Basic income per share reflects net income divided by the weighted-average shares of common stock outstanding during the period. Diluted income per share reflects the potential reduction in income per share that could occur if stock options currently outstanding were exercised and resulted in the issuance of stock that also shared in net income. Book value per share is determined by dividing total shareholders' equity by the number of shares outstanding at the end of the period presented.

         This summary should be read with the financial statements and notes to the financial statements included at the end of this proxy statement/prospectus.

                        COMPARATIVE HISTORICAL FINANCIAL
                            DATA FOR HUMBOLDT BANCORP
                                   (UNAUDITED)




                                                                                                 As Of And For The
(Dollars in Thousands                             As Of And For The Years Ended                   Six Months Ended
except per share data)                                    December 31,                                June 30,
                                    ---------------------------------------------------------- -----------------------
                                     1994(1)     1995(1)      1996        1997        1998        1998        1999
                                    ---------  ----------  ----------- ----------- ----------- ----------- -----------
Income Statement Data:
Interest income                     $ 11,163   $  15,241    $  16,562   $  20,053   $  23,504   $  11,733   $  11,506
Interest expense                       3,540       5,244        5,549       7,024       7,742       3,907       3,581
                                    ---------  ----------  ----------- ----------- ----------- ----------- -----------
     Net interest income               7,623       9,997       11,013      13,029      15,762       7,826       7,925
Provision for loan and lease losses      783         792          533         773       2,124       1,024         506
                                    ---------  ----------  ----------- ----------- ----------- ----------- -----------
Net interest income after
provision for loan and lease losses    6,840       9,205       10,480      12,256      13,638       6,802       7,419
Non-interest income                    1,463       3,509        5,747       8,109      12,473       5,237       8,662
Non-interest expense                   6,240       9,149       11,325      15,496      19,578       9,281      12,962
                                    ---------  ----------  ----------- ----------- ----------- ----------- -----------
     Income before provision for
     income taxes                      2,063       3,565        4,902       4,869       6,533       2,758       3,119
Provision for income taxes               762       1,363        1,926       1,611       2,517       1,055       1,025
                                    ---------  ----------  ----------- ----------- ----------- ----------- -----------
Net income                          $  1,301    $  2,202     $  2,976    $  3,258    $  4,016    $  1,703    $  2,094
                                    =========  ==========  =========== =========== =========== =========== ===========
Balance Sheet Data (at period end):
Investment securities               $ 37,258   $  53,875    $  39,933   $  80,180   $  77,802   $  72,970   $  68,394
Total net loans and leases          $ 92,462   $ 115,117    $ 142,824   $ 157,512   $ 186,038   $ 172,697   $ 197,717
Total assets                        $152,863   $ 193,912    $ 214,738   $ 284,087   $ 319,975   $ 301,633   $ 330,389
Total deposits                      $137,624   $ 174,526    $ 192,576   $ 255,186   $ 283,967   $ 269,115   $ 290,608
Total stockholders' equity          $ 13,569   $  16,934    $  19,600   $  23,554   $  27,848   $  25,095   $  29,783
Per Share Data(2):
Net income
Basic                                $  0.36    $   0.52     $   0.71    $   0.75    $   0.91    $   0.39    $   0.46
Diluted                              $  0.35    $   0.49     $   0.64    $   0.67    $   0.82    $   0.35    $   0.42
Book value                           $  3.23    $   4.02     $   4.59    $   5.43    $   6.23    $   5.65    $   6.57
Weighted average shares outstanding
Basic                              3,610,000   4,204,000    4,215,000   4,324,000   4,433,000   4,404,000   4,515,000
Diluted                            3,759,000   4,466,000    4,668,000   4,841,000   4,890,000   4,875,000   4,934,000



(1) Represents financial data for Humboldt Bank. Humboldt Bancorp completed its reorganization as a holding company on January 2, 1996.

(2) All share and share data reflects retroactive restatement for 10% stock dividends in 1994, 1995, 1996, 1997, and 1998, and a five-for-two stock split in 1999.

                        COMPARATIVE HISTORICAL FINANCIAL
                             DATA FOR GLOBAL BANCORP
                                   (UNAUDITED)



                                                                                                As Of And For The
(Dollars in Thousands,                           As Of And For The Years Ended                   Six Months Ended
except per share data)                                   December 31,                                June 30,
                                   ----------------------------------------------------------  ---------------------
                                     1994        1995         1996       1997        1998        1998       1999
                                   ----------  ----------  ----------- ---------- -----------  ---------- ----------
Income Statement Data:
Interest income                     $  8,776    $   9,115   $   10,793  $ 11,996   $  12,953    $  6,408   $  5,753
Interest expense                       3,119        4,592        5,628     6,469       6,843       3,459      2,911
                                   ----------  ----------  ----------- ---------- -----------  ---------- ----------
     Net interest income               5,657                     5,165                             2,949      2,842
                                                    4,523                  5,527       6,110
Provision for loan and lease losses     (287)         (63)         151       416         226          53        391
                                   ----------  ----------  ----------- ---------- -----------  ---------- ----------
Net interest income after
provision for loan and lease losses    5,944        4,586        5,014     5,111       5,884       2,896      2,451
Non-interest income                      538          478          464       494       1,302         280      1,251
Non-interest expense                   4,787        5,042        4,158     4,624       5,473       2,350      2,781
                                   ----------  ----------  ----------- ---------- -----------  ---------- ----------
     Income before provision for
      income taxes                     1,695           22        1,320       981       1,713         826        921
Provision for income taxes               694            9          501       349         658         339        201
                                   ----------  ----------  ----------- ---------- -----------  ---------- ----------
Net income                          $  1,001    $      13    $     819  $    632   $   1,055    $    487   $    720
                                   ==========  ==========  =========== ========== ===========  ========== ==========
Balance Sheet Data (at period end):
Investment securities               $  2,368    $     693    $   4,537  $ 13,634   $  15,153    $  9,463   $  9,039
Total assets                        $ 85,571    $  98,517    $ 116,646  $129,964   $ 124,772    $133,804   $123,017
Total net loans and leases          $ 73,727    $  78,155    $  92,897  $101,167   $  97,480    $106,616   $101,063
Total deposits                      $ 75,933    $  89,146    $ 106,395  $118,179   $ 112,639    $122,263   $111,090
Total stockholders' equity          $  8,905    $   8,800    $  9 ,482  $  9,988   $  10,828    $ 10,341   $ 11,366
Per Share Data:
Net income
Basic                               $   1.53    $    0.02    $    1.25  $   0.96   $    1.57    $   0.73   $   1.07
Diluted                             $   1.47    $    0.02    $    1.19  $   0.92   $    1.52    $   0.70   $   1.04
Book value per share                $  13.56    $   13.40    $   14.44  $  14.89   $   16.14    $  15.41   $  16.94
Weighted average shares outstanding
        Basic                        656,600      656,600      656,600   660,163     670,850     670,850    670,850
        Diluted                      681,212      684,784      686,749   688,994     693,428     692,657    693,936


                            PRO FORMA FINANCIAL DATA
                   BASED ON THE PURCHASE METHOD OF ACCOUNTING
                        HUMBOLDT BANCORP, GLOBAL BANCORP,
                  CALFED BRANCHES, SILVERADO MERGER CORPORATION
            AND PRIVATE PLACEMENT AND SAN JOSE CAPITOL THRIFT BRANCH
                                   (UNAUDITED)




(Dollars in Thousands,                                  Year Ended           Six Months Ended
except per share amounts)                            December 31, 1998        June 30, 1999
                                                   ---------------------- -----------------------

SUMMARY OF EARNINGS:
Net interest income                                        $      21,190         $        10,426
Provision for loan and lease losses                               (2,350)                   (897)
Non-interest income                                               13,909                   9,299
Non-interest expense                                             (25,546)                (15,267)
Provision for income taxes                                        (2,691)                 (1,002)
                                                           -------------          --------------
Net income                                                 $       4,512          $        2,559
                                                           =============          ==============
FINANCIAL POSITION:
Total assets                                               $     515,734          $      524,394
Total net loans and leases                                 $     287,074          $      302,336
Total deposits                                             $     468,767          $      473,858
Total stockholders' equity                                 $      35,712          $       37,649
PER SHARE DATA:
Net income - basic                                         $                      $
Net income - diluted                                       $                      $
Book value                                                 $                      $
SELECTED FINANCIAL RATIOS:
Return on average assets                                            0.89%                   0.98%
Return on average shareholders' equity                             13.57%                  13.67%




     The above pro forma information is based on the assumption and conditions as set forth in the more detailed Pro Forma Financial Statements on page ___.

                                  RISK FACTORS

         In addition to the other information we provide in this prospectus, you should carefully consider the following risks before deciding whether to invest in our common stock. These are not the only risks we face. Some risks are not yet known to us and there are others we do not currently believe are material but could later turn out to be so. All of these could impair our business, operating results or financial condition. In evaluating the risks of investing in us, you should also evaluate the other information set forth in this prospectus, including our and Global Bancorp's financial statements.

Merger-Related Risk Factors

We will need to integrate and operate the businesses of Capitol Thrift, as a subsidiary of Humboldt Bancorp, and the San Jose branch of Capitol Thrift (to be acquired) and CalFed branches (recently acquired) by Humboldt Bank

         While we have experience in managing growth through branch acquisitions, Capitol Thrift and Capitol Valley Bank represent our first major banking ventures into areas of California other than Humboldt and Trinity Counties. Capitol Thrift also represents our first venture into acquiring a California industrial thrift and loan institution. Unlike Humboldt Bank and Capitol Valley Bank, Capitol Thrift almost exclusively relies on net income generated from loan interest income. We plan on continuing the operation of Capitol Thrift as a subsidiary of Humboldt Bancorp with primary focus on loan production, although Humboldt Bank will purchase the assets and assume the liabilities of the San Jose branch of Capitol Thrift. This regional and operational diversity presents a challenge to us to effectively manage Capitol Thrift as an integral part of the Humboldt Bancorp organization.

         The CalFed branch acquisitions in Eureka and Ukiah provide an opportunity to increase Humboldt Bank's presence in Humboldt and Mendocino Counties along more traditional banking venues. Still, we will also need to successfully integrate these former CalFed branch operations with Humboldt Bank.

         We expect to increase Humboldt Bancorp's profits by reducing costs, expanding services and integrating administrative functions within our newly acquired operations, but we may not be able to realize these operating efficiencies or it may take longer than we expect. We may experience

     o problems integrating Capitol Thrift and Capitol Valley Bank as separate subsidiaries of Humboldt Bancorp, and the CalFed branches as part of the operations of Humboldt Bank,

     o    unexpected employee departures,

     o    computer hardware or software problems and coordination, or

     o    the failure to maintain and improve customer service.

         We may experience other integration problems we fail to foresee. If the integration does not proceed as anticipated it could negatively impact our profits. See "Risk Factors -- Risks Related to Companies' Business and Operations - Humboldt Bancorp's growth may strain our personnel and systems."

Adverse performance of Capitol Thrift's loan portfolio and Humboldt Bancorp's future performance

         Making loans is the principal business of Capitol Thrift. Its operations and performance rely almost solely on generating loan interest income rather than other income and fees. Also, Capitol Thrift's existing loan portfolios differ to some extent in the types of borrowers, industries and credits represented by Humboldt Bank's and Capitol Valley Bank's loan portfolios.

         Reliance on loan customers requires taking a "credit risk," which is the risk of losing principal and interest income if borrowers fail to repay loans and collateral may not be sufficient for repayment. Moreover, at any time there could be a downturn in the economy, the real estate market or one or more agricultural sectors, or a rapid increase in interest rates. These events could decrease collateral values, and could make it more difficult for borrowers to repay.

         Further, a change in ownership of Capitol Thrift may cause customers to refinance their loans or move their deposits. We believe that most Capitol Thrift loan customers will not refinance since Capitol Thrift will continue with its industrial thrift and loan charter without a name change, and no significant change in Capitol Thrift's personnel is expected, although there may be some branch consolidations or closures. Still, if Capitol Thrift's loan customers choose to refinance their loans elsewhere, achievement of the anticipated benefits of the merger may not be realized.

         Humboldt Bancorp's performance and prospects after the merger will be largely dependent on the performance of our combined loan portfolios with Capitol Thrift, and ultimately on the financial condition of their respective borrowers and other customers. Our failure to effectively manage the combined loan portfolio could have a material adverse effect on the business, financial condition and results of operations of Humboldt Bancorp after the merger. Any decrease in loan customers could adversely effect Humboldt Bancorp shareholders' return on equity and cause Humboldt Bancorp to lose some of the anticipated benefit of the Capitol Thrift acquisition. For information about Humboldt Bank's loan portfolio, see "Humboldt Bancorp Management's Discussion and Analysis of Financial Condition and Results of Operation -- Loans" and "Business of Humboldt Bancorp -- Lending Activities." For information about Capitol Thrift's loan portfolio, see "Global Bancorp Management's Discussion and Analysis of Financial Condition and Results of Operation - Loan Portfolio" and "Business of Global Bancorp -- Lending Activities."

Capitol Thrift is under an agreement with the FDIC and California Department of Financial Institutions

         Capitol Thrift is subject to an agreement with the FDIC and California Department of Financial Institutions dated August 23, 1998. The agreement specifies certain actions Capitol Thrift must take including:

     o    developing a plan for the reduction of all classified assets;

     o developing specific strategies for the reduction of other real estate owned;

     o    developing a plan to increase its Tier 1 capital.

         Although we believe that we have the business experience to address these issues, no assurance can be given that either the FDIC or California Department of Financial Institutions will not impose additional restrictions on Capitol Thrift's operations.

Risks Related to Business and Operations

Humboldt Bancorp's acquisitions and growth may strain our personnel and systems

         We have grown substantially through

     o    branch acquisition activity;

     o    new bank and branch openings;

     o    the introduction of new product lines; and

     o    sustained increases in loans and deposits.

          Rapid growth has at times put high demands on our management and personnel, and has required increased

     o    expenditures for new employees;

     o    enhanced training;
     o    office space; and
     o    technology upgrades.

         When we acquire additional banks or branches, we must also integrate and manage their businesses effectively. From time to time we consider potential acquisitions as part of our growth strategy. However, there are only a limited number of suitable acquisition candidates within Humboldt Bancorp's existing or potential market areas, and many of these candidates would also be attractive acquisition candidates for other financial institutions. In addition, the risks and uncertainties of acquisitions, including the acquisition of Global Bancorp, include the following:

     o    we will need regulatory approval;
     o management will be diverted from their regular duties to integrate the new businesses;
     o unexpected problems may result with the acquired banks' loans or legal liabilities;
     o    we may  experience a loss of customers  and  employees of the acquired banks;
     o new management may not work efficiently with our established employees and customers;
     o the assimilation of new operations, sites and personnel could divert resources from regular banking operations;
     o the new banks or branches may not generate enough revenue to offset the acquisition costs;
     o we may have trouble maintaining uniform standards, controls, procedures and policies; and
     o we may have to issue additional shares of Humboldt Bancorp common stock to pay for potential acquisitions, thereby effectively diluting the percentage ownership interest of then-current Humboldt Bancorp shareholders.

         If we cannot overcome these risks or any other problems encountered in connection with acquisitions, it could negatively impact our profits.

We face strong competition

         In recent years, competition for bank customers, the source of deposits and loans, has greatly intensified. This competition includes

     o large national and super-regional banks which have well-established branches and significant market share in many of the communities we serve;
     o finance companies, investment banking and brokerage firms, and insurance companies that offer bank-like products;
     o credit unions, which can offer highly competitive rates on loans and deposits because they receive tax advantages not available to commercial banks;
     o government-assisted farm credit programs that offer competitive agricultural loans;
     o other community banks, including start-up banks, that can compete with us for customers who desire a high degree of personal service; and
     o technology-based financial institutions including large national and super-regional banks offering on-line deposit, bill payment, and mortgage loan application services.

         These competitors present different types of threats.

         For example, the super-regionals

     o    have higher public visibility;
     o    can spend more on advertising and marketing than we can;
     o can make larger loans because they have larger single-borrower lending limits; and

     o have the ability to devote significant resources developing and maintaining technology-based services.

         Also, while the super-regionals have for now largely reduced their presence as lenders in smaller communities, they could in the future re-enter this arena and attempt to win back loan and deposit customers by competing aggressively on price.

         Historically, insurance companies, brokerage firms, credit unions and other non-bank competitors have less regulation than banks and can be more flexible in the products and services they offer. If the proposed Financial Services Modernization Act of 1999 is enacted, most separations between banks, brokerage firms and insurance companies will be eliminated which may increase competition. See "Business of Humboldt Bancorp -- Competition" and "Supervision and Regulation of Humboldt Bancorp, Humboldt Bank and Capitol Valley Bank -- Proposed Legislation."

         Other existing single or multi-branch community banks, or new community bank start-ups, have marketing strategies similar to ours. These other community banks can open new branches in the communities we serve and compete directly for customers who want the high level of service community banks offer. Other community banks also compete for the same management personnel and the same potential acquisition and merger candidates in northern California.

We may not be able to fund our planned growth

         Based on our current operating plan, we expect the net proceeds of the public offering of Humboldt Bancorp common stock, together with our other available funds, to be sufficient to

     o    purchase the San Jose branch of Capitol Thrift;
     o    acquire Global Bancorp;
     o    repay borrowing for the acquisition of the CalFed branches;
     o    provide working capital; and
     o    fund our capital expenditures in the near future.

         We intend to continue to grow by acquiring more bank or bank holding company assets. If the shareholders of the banks or bank holding companies we seek to acquire will not accept our stock in exchange for their shares, we may need to raise additional capital to complete the acquisitions. We may also need to raise additional capital if we seek to develop new or enhanced services, or to respond to competitive pressures. Market conditions may sometimes make it impossible to raise capital by selling our securities to the public or to private investors. We may be unable to obtain financing from other sources on acceptable terms.

We rely heavily on technology and computer systems and computer failure could result in loss of business

         Advances and changes in technology can significantly impact our business. We face many challenges including the increased demand for providing computer access to bank accounts and the systems to perform banking transactions electronically. Our ability to compete depends on our ability to continue to adapt our technology on a timely and cost-effective basis to meet these demands. In addition, our operations are susceptible to negative impacts from

     o    computer system failures;
     o    communication and energy disruption; and
     o    unethical   individuals  with  the  technological   ability  to  cause
          disruptions or failures of our data processing systems.

         Financial institutions, including Humboldt Bank, Capitol Valley Bank and Capitol Thrift, and the vendors that provide us with technological products and services are potentially vulnerable to the effects of the year 2000 issue. Many computer programs were designed and developed utilizing only two digits in the date field, which means those computers are unable to recognize the year 2000 and the following years. If these programs and systems are not renovated, updated, or replaced prior to the year 2000, this defect could cause them to confuse data or fail entirely. In addition, many programs and systems may fail to recognize that the year 2000 is a leap year.

         The year 2000 issue extends beyond computer systems. ATMs, elevators, and vaults, could be adversely affected because they contain embedded microchips. This year 2000 issue creates risks for us from unforseen or unanticipated problems

     o    in our internal computer systems;
     o    from computer systems of

          o    the Federal Reserve Bank of San Francisco,
          o    correspondent banks,
          o    customers, and
          o    vendors.

         Failures of these systems or untimely disruptions could have a material adverse impact on our operations. We are addressing the impact of the year 2000 issue through current and pending plans and procedures, including computer system upgrades. We plan to integrate the CalFed branches in these plans and procedures. Capitol Thrift has its own Year 2000 Plan which will be monitored by us.

         For a discussion of Humboldt Bancorp's year 2000 readiness, see "Humboldt Bancorp Management's Discussion and Analysis of Financial Condition and Results of Operation -- Year 2000 Issue." For a discussion of Capitol Thrift's Year 2000 readiness, see "Global Bancorp Management's Discussion and Analysis of Financial Condition and Results of Operation -- Year 2000 Issue."

Interest rate fluctuations could hurt operating results

         Our income depends to a great extent on "interest rate differentials" and the resulting net interest margins, that is, the difference between the interest rates earned on loans and investment securities that are interest-earning assets, and the interest rates paid on deposits and borrowings and other interest-bearing liabilities. These rates are highly sensitive to many factors which are beyond our control, including general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve. In addition, changes in monetary policy, including changes in interest rates, influence

     o    the  origination  of loans;
     o    the purchase of investments; and
     o    the generation of deposits;

and affect the rates received on loans and investment securities and paid on deposits.

         For a discussion of Humboldt Bank's and Capitol Valley Bank's interest rate sensitivity, see "Humboldt Bancorp Management's Discussion and Analysis of Financial Condition and Results of Operation -- Asset-Liability Management and Interest Rate Sensitivity." For a discussion of Capitol Thrift's interest rate sensitivity, see "Global Bancorp Management's Discussion and Analysis of Financial Condition and Results of Operation - Asset-Liability Management and Liquidity."

Loan and lease losses could hurt Humboldt Bancorp's operating results

         A significant source of risk for financial institutions like Humboldt Bank, Capitol Valley Bank and Capitol Thrift arises from the possibility of losses from borrowers, guarantors and related parties failing to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and credit policies, including establishment and review of the allowance for credit losses, that we believe are appropriate to minimize this risk. In addition, we create reserves for estimated loan losses. We base these allowances on estimates of the following:

     o    industry standards;
     o    historical experience with our loans;
     o    evaluation of current economic conditions;
     o regular reviews of the quality mix and size of the overall loan portfolio;
     o    regular reviews of delinquencies; and
     o    the quality of the collateral underlying their loans.

         These policies and procedures, however, may not prevent unexpected losses which could materially adversely affect the respective companies' results of operations. For information about Humboldt Bank's loan loss experience, see "Humboldt Bancorp Management's Discussion and Analysis of Financial Condition and Results of Operation - Provision for Loan and Lease Losses." For information about Capitol Thrift's loan loss experience, see "Global Bancorp Management's Discussion and Analysis of Financial Condition and Results of Operation Provision for Loan Losses."

Deterioration of real estate market or general economy could hurt Humboldt Bancorp's performance

        At June 30, 1999, of the combined real estate-secured loans of Humboldt Bank, Capitol Valley Bank and Capitol Thrift

     o approximately 41.56% were loans for which operating-business income is the expected principal method of payment, and
     o approximately 58.44% were loans for which personal income is the expected principal method of payment.

       The ability to continue to originate real estate-secured loans may be impaired by

     o adverse changes in local and regional economic conditions in the real estate market; or
     o    increasing interest rates.

         In addition, business loans, although secured by real estate, may become impaired if there is a deterioration of the general economy.

         These events could have a material adverse impact on the value of the real estate collateral we hold. For information about Humboldt Bank and Capitol Valley Bank real estate loans, see "Business of Humboldt Bancorp -- Lending Activities -- Real Estate Loans and Real Estate Banking Operations." For information about Capitol Thrift's real estate loans, see "Business of Global Bancorp -- Lending Activities."

Deterioration of local economic conditions could hurt profitability of Humboldt Bancorp

         The operations of Humboldt Bancorp are primarily located in Northern California and are concentrated in Eureka and surrounding areas, and, to a lesser extent, Roseville, California. As a result of this geographic concentration, Humboldt Bancorp's financial results depend largely upon economic conditions in these areas. Adverse local economic conditions in Northern

California, and in particular, Eureka, may have a material adverse effect on the financial condition and results of operations of the resulting Humboldt Bancorp.

         In addition, in the early 1990's, the California economy experienced an economic recession that increased the level of loan delinquencies and losses for many of the state's financial institutions. Another recession could occur. An economic slow-down in California could have the following consequences, any of which could hurt our business:

     o    Loan delinquencies may increase;
     o    Problem assets and foreclosures may increase;
     o    Claims and lawsuits may increase;
     o    Demand for the banks' products and services may decline; and
     o Collateral for loans made by the banks, especially real estate, may decline in value, in turn reducing customers' borrowing power, reducing the value of assets associated with problem loans and reducing collateral coverage of the banks' existing loans.

We are exposed to the risks of natural disasters

         A major earthquake could result in a material loss to Humboldt Bancorp. Our operations are concentrated in Northern California, primarily Humboldt County. A significant percentage of our loans are secured by real estate.
California is an earthquake-prone state. The San Andreas Fault runs directly through our service area. Humboldt Bancorp has a disaster-recovery plan with offsite data processing resources located in San Ramon, California, and Chicago, Illinois. However, our properties and most of the real and personal property securing loans in our portfolios are in Northern California. Many of our borrowers could suffer uninsured property damage, experience interruption of their businesses or lose their jobs after an earthquake. Those borrowers might not be able to repay their loans, and the collateral for loans could decline significantly in value. Unlike a bank with operations that are more geographically diversified, we are vulnerable to greater losses if an earthquake, fire, flood or other natural catastrophe occurs in Northern California.

Government regulation and legislation could hurt our business and prospects

         We have extensive state and federal regulation, supervision and legislation which govern almost all aspects of our respective operations. Federal and state legislation may have the effect of

     o    increasing or decreasing the cost of doing business;
     o    modifying permissible activities; or
     o    enhancing the competitive position of other financial institutions.

         These laws change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds and not for the protection of Humboldt Bancorp shareholders. If the proposed Financial Services Modernization Act of 1999 is enacted, most of the separations between banks, brokerage firms and insurance companies will be eliminated under the presumption that one-stop financial shopping is preferable for consumers.

         Bank regulation can hinder our ability to compete with financial services companies that are not regulated or are less regulated. In addition, bank regulators impose material compliance costs on us. Federal and state bank regulatory agencies regulate many aspects of our operations. These areas include:

     o    the capital we must maintain;
     o    the kinds of activities we can engage in;
     o    the kinds and amounts of investments we can make;
     o    the location of our offices;

     o insurance of our deposits and the premiums we must pay for this insurance; and
     o    how much cash we must set aside as reserves for deposits.

         We cannot predict what effect proposed legislation such as the Financial Services Modernization Act of 1999 or any other presently contemplated or future changes in the laws or regulations or their interpretations would have on our business and prospects, but it could be material and adverse. For information about supervision and regulation of banks, bank holding companies and legislation, see "Regulation of Humboldt Bancorp, Humboldt Bank, Capitol Valley Bank."

Loss of key employees could hurt our performance

         The loss of the services of a key employee, or the failure to attract and retain other qualified persons, could have a material adverse effect on our business, financial condition and results of operations. We are heavily dependent on the services of Theodore S. Mason, Humboldt Bancorp's President and Chief Executive Officer, and on several other key executives who have been instrumental in our growth. The operation and performance of Capitol Thrift is heavily dependent on the services of Robert F. Kelly, President and Chief Executive Officer, and Leighton Monroe, Jr., Chief Financial Officer, of Capitol Thrift. We intend to enter into employment arrangements with Mr. Robert F. Kelly and Mr. Leighton Monroe, Jr. for the continuation of their services for Capitol Thrift operations. See "Description of the Merger -- Interests of Certain Persons in the Merger and Material Contracts."

         Our rapid growth has placed significant demands on Mr. Mason's time, who until July 15, 1999, served as President and Chief Executive Officer of both Humboldt Bancorp and Humboldt Bank and Chairman of the Board of Capitol Valley Bank. As of July 15, 1999, Mr. Mason serves as President and Chief Executive Officer of Humboldt Bancorp. Paul Ziegler serves as Executive Vice President of Humboldt Bancorp. John Dalby serves as President and Chief Executive Officer of Humboldt Bank.

         Humboldt Bancorp's board of directors has extended Mr. Mason's employment agreement to January 1, 2002. In addition, other senior management have entered into employment contracts that are subject to renewal on an annual basis. No assurance can be given that Mr. Mason's or other key employees' contracts will be renewed upon their expiration dates. We may need to recruit additional senior level executives as our growth continues. However, the market for qualified persons is competitive and they may be unwilling to relocate to Eureka, a non-metropolitan city. For information about our key employees, see "Management of Humboldt Bancorp Following Merger." For information about Capitol Thrift's key employees, see "Management of Humboldt Bancorp Following Merger."

Limited trading market for Humboldt Bancorp common stock could make it difficult to sell shares after the merger

         Humboldt Bancorp common stock is currently quoted on the OTC Bulletin Board. Humboldt Bancorp has filed an application with the NASDAQ National Market. There was limited trading when our common stock was quoted on the OTC Bulletin Board. We do not know if an active trading market for our common stock will develop if Humboldt Bancorp common stock is approved for listing on the NASDAQ National Market.

         If you elect to receive common stock in exchange for a portion of the Humboldt Bancorp promissory note, you may encounter delay in selling your shares or you may have to accept a reduced price if the trading market for our common stock is inactive. For information about the trading history of Humboldt Bancorp's common stock, see "Market Prices." Further, there is no market for the certificates of interest evidencing the Humboldt Bancorp promissory note.

The price of our common stock may change widely

         The per share value of common stock of Humboldt Bancorp that may be issued in exchange for a portion of the Humboldt Bancorp promissory note will be based on the price of the last trade of Humboldt Bancorp's common stock prior to the merger. Given the limited trading history of our common stock on the OTC Bulletin Board and our inability to predict at what price level our common stock will trade in the future, the price of our common stock may fluctuate widely, depending on many factors that may have little to do with operating results or intrinsic worth. These factors may include

     o    trading volume of the shares;
     o announcements of expanded services by us, our competitors, or other banks in the banking industry;
     o    general price and volume fluctuations in the stock market;
     o    acquisitions of related companies;
     o    variations in quarterly operating results; and
     o the dilutive effects of future issuances of common or convertible preferred stock.

         Also, if the trading market for our common stock remains limited, that may exaggerate changes in market value, leading to more price volatility than would occur in a more active trading market.

         Sales of substantial amounts of Humboldt Bancorp's common stock in the public market after the completion of the offering could hurt the market price of our common stock. That could reduce our ability to raise capital in the future by issuing additional common stock.

Dependence on non-traditional banking income for growth

         Because of limited growth in the Humboldt-Eureka area, a substantial portion of our revenue is derived from non-traditional banking focused on fees on accounts, for services, leasing activity, and merchant bankcard processing. Although Humboldt Bancorp intends to diversify its growth in other geographical areas through the merger with Global Bancorp and operations of Capitol Valley Bank, increased competition within the banking industry could reduce fees on deposits and for services. With respect to merchant bankcard processing, we have focused our marketing to first-time merchants and merchants who have had difficulty obtaining bankcard processing from other institutions. A downturn in the economy could affect Humboldt Bancorp's merchant bankcard processing. Additionally, VISA has announced some changes in its operating regulations which may adversely affect future growth opportunities in merchant bankcard processing. See "Business of Humboldt Bancorp - Merchant Bankcard."

Our ability to pay dividends is limited

         We do not intend to pay cash dividends on Humboldt Bancorp's common stock for the foreseeable future. Instead, we intend to reinvest our earnings in our business. In addition, in order to pay dividends to our shareholders, we would need to obtain funds from our bank subsidiaries. The ability of Humboldt Bank, Capitol Valley Bank, Bancorp Financial Services, and after the merger Capitol Thrift, to pay dividends to us is limited by California law and federal banking law. In particular, no dividend could be paid that exceeds the lesser of the following:

     o    the bank's retained earnings; or
     o the bank's net income for its last three fiscal years, minus the amount of any prior dividend during those three years.

         With the approval of bank regulators, a bank may pay dividends above those amounts, but not more than the greater of the bank's retained earnings, its net income for its last fiscal year, or its net income for the current fiscal year. Even if one of the banks were able to meet the dividend test described above, it might not be able to pay dividends if the result would cause its capital to fall below federal capital standards that apply to banks.

                             GLOBAL BANCORP MEETING

         We are sending you this proxy statement/prospectus for the solicitation of proxies by the Board of Directors of Global Bancorp for use at Global Bancorp's meeting of shareholders for the purpose of considering and voting upon the merger.

         The information contained in this proxy statement/prospectus concerning Humboldt Bancorp, Humboldt Bank, Capitol Valley Bank, and Bancorp Financial Services has been furnished by Humboldt Bancorp and is its responsibility. The information contained in this proxy statement/prospectus concerning Global
Bancorp and Capitol Thrift has been furnished by Global Bancorp and is its responsibility.

         The mailing of this proxy statement/prospectus commenced on or about January __, 2000.

         The completion of the merger is dependent upon a number of conditions including bank regulatory approval, purchase by Humboldt Bank of the San Jose branch of Capitol Thrift, and completion of Humboldt Bancorp's offering.

Matters to be Considered at Global Bancorp Shareholders' Meeting

         The Global Bancorp Meeting has been called so the shareholders of Global Bancorp can vote upon the merger.

Record Date

         The close of business on ____________, 2000, has been fixed as the Global Bancorp record date for the determination of Global Bancorp shareholders entitled to notice of, and to vote at, the Global Bancorp Meeting.

Outstanding Securities and Voting Rights

         There were _________ shares of Global Bancorp common stock outstanding as of the Global Bancorp record date held by approximately _____ record holders. Each holder of Global Bancorp common stock can cast one vote for each share of Global Bancorp common stock held as of Global Bancorp record date on any matter presented for a vote of the shareholders at the Global Bancorp Meeting.

         Approval of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Global Bancorp common stock.

         The effect of broker nonvotes is that these votes are not counted as being voted; however, these votes are counted for purposes of determining a quorum. The effect of a broker nonvote or abstention on any matter is that the vote is not counted as a vote for or against the matter, but is counted as an abstention. However, because the merger must be approved by the majority of the outstanding shares of Global Bancorp common stock, an abstention or a nonvote has the effect of a no vote.

Recommendations of the Global Bancorp Board of Directors

         The board of directors of Global Bancorp has unanimously voted in favor of the proposal relating to the merger, and the individual members of Global Bancorp's board of directors have indicated that they will vote all shares of Global Bancorp common stock as to which they have voting power "FOR" approval of the merger agreement. Further, directors owning 38.4% of the outstanding shares of Global common stock have entered into agreements with Humboldt Bancorp to vote for the merger. As a result, holders of only 89,335 additional shares of Global Bancorp common stock are needed to approve the merger agreement. See "Description of the Merger--Interests of Certain Persons in the Merger and Material Contracts."

Revocability of Proxies

         A proxy for use at the Global Bancorp Meeting is enclosed. A shareholder executing and returning a proxy may revoke it at any time before the vote is taken by filing with the Secretary of Global Bancorp an instrument revoking it or a duly executed proxy bearing a later date. In addition, the powers of the proxyholders will be suspended if the person executing the Proxy is present at the Global Bancorp Meeting and elects to vote in person by advising the chairman of the Global Bancorp Meeting, of his or her election to vote in person, and voting in person. Although you may revoke or suspend your proxy, all shares represented by a properly executed proxy received in time for the Global Bancorp Meeting, will be voted by the proxyholders in accordance with your instructions specified on the proxy. If no directions are given to the contrary on the proxy, the shares of Global Bancorp common stock will be voted "FOR" approval of the merger agreement at the merger. It is not anticipated that any matters will be presented at the Global Bancorp Meeting other than as set forth in the respective notices of the meeting. If, however, other matters are properly presented at the meeting, the proxy will be voted in accordance with the best judgment and discretion of the proxyholders.

Cost of Solicitation of Proxies

         Global Bancorp will pay its own expenses of preparing, assembling, printing and mailing this proxy statement/prospectus and the material used in this solicitation of proxies. It is contemplated that proxies will be solicited through the mail, but officers, directors and regular employees of Global Bancorp may solicit proxies for the meeting personally. Although there is no formal agreement to do so, Global Bancorp may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to their principals. In addition, Global Bancorp may pay for and utilize the services of individuals or companies not regularly employed by Global Bancorp in the solicitation of proxies for the Global Bancorp Meeting if the board of directors of Global Bancorp determines that this is advisable. Under the terms of the merger agreement, Global Bancorp will pay up to $150,000 in connection with the merger including costs to prepare this proxy statement/ prospectus, which for purposes of calculating the costs associated with the merger will not be expensed or accrued against Global Bancorp shareholders' equity. Any expenses in excess of $150,000 will be deducted from the Global Bancorp cash merger price.

Other Business

         The board of directors of Global Bancorp does not know of any other matters to be presented at the Global Bancorp Meeting except the proposal concerning the merger. If other matters properly come before the Global Bancorp Meeting, however, it is the intention of the persons named in the accompanying proxy cards to vote said proxy cards in accordance with their best judgment and in their sole discretion.

                            DESCRIPTION OF THE MERGER

General

         This section of the proxy statement/prospectus contains information furnished by the Board of Directors of Humboldt Bancorp in connection with the merger and the Board of Directors of Global Bancorp in its solicitation of proxies for the Global Bancorp Meeting to approve the merger agreement. The merger agreement sets out the terms of the merger of Global Bancorp with and into Humboldt Bancorp.

         Humboldt Bancorp will be the surviving corporation of the merger and Global Bancorp will not continue to exist. As a result of the merger, Humboldt Bancorp will own all the shares of Capitol Thrift. Upon completion of the merger, each share of Global Bancorp, other than shares held by shareholders who properly exercise dissenters' rights, will convert into the right to receive cash and an interest in Humboldt Bancorp's promissory note.

         Immediately prior to the merger, Humboldt Bank will purchase a branch office of Capitol Thrift, located in San Jose, California, which will have an estimated $63 million in assets and $63 million in assumption of liabilities.

         The amount of cash and interest in Humboldt Bancorp's promissory note to be received is based on a

     o cash merger payment of an estimated $11 million dollars. The cash merger payment is based on Global Bancorp's shareholders' equity as of the last day of the calendar month immediately preceding the calendar month in which the merger occurs less merger expenses in excess of $150,000. Humboldt Bancorp or its paying agent will make the cash merger payment as soon as practicable after the merger; and

     o an escrow merger payment of an estimated $5.5 million dollars. The escrow merger price will be evidenced by a promissory note bearing 8% interest per annum issued by Humboldt Bancorp and you in turn will be issued a certificate of interest in the Humboldt Bancorp promissory note. Interest on the certificate will be paid semi-annually on April 15 and October 15 to former Global Bancorp shareholders who do not exercise their dissenters' rights. The escrow merger payment may be adjusted downward or upward based on criteria set forth in the merger agreement. Humboldt Bancorp's exchange agent will pay you your share of the escrow merger payment on January 30, 2002, or 60 days from the occurrence of a material adverse effect with respect to Humboldt Bancorp, but in no event earlier than January 31, 2001. If
          Humboldt Bancorp does not complete its concurrent stock offering by March 7, 2000, $200,000 of the promissory note will be paid at
          closing,  and the outstanding   balance  of  the   promissory   note
          will  be  adjusted accordingly.

         On January 30, 2002, at your election, the escrow merger price may be paid in Humboldt Bancorp common stock. However, Humboldt Bancorp is only required to deliver to the exchange agent $2 million in Humboldt Bancorp common stock based on the last trading price prior to the effective date of the merger, plus 7%. The escrow merger payment will be satisfied by Humboldt Bancorp shares based on the foregoing formula plus cash.

         No fractional shares of Humboldt Bancorp common stock will be issued in the merger. Global Bancorp shareholders will be entitled to cash equal to the fractional share multiplied by the price of the last trade of Humboldt Bancorp common stock prior to the effective date of the merger.

         As a result of the merger, Humboldt Bancorp will survive, Global Bancorp will cease to exist, and Capitol Thrift will become a subsidiary of Humboldt Bancorp.

         A  copy  of  the   merger   agreement   is   attached   to  this  proxy
statement/prospectus   as   Appendix   A  and   incorporated   in   this   proxy
statement/prospectus by this reference.

Background and Reasons for the Merger

         Humboldt Bancorp's Analysis. During the past four years, Humboldt Bancorp has been expanding its services to the businesses and residents of surrounding counties of Humboldt, Mendocino and Trinity, and more recently, in Placer County, home of the main office of Capitol Valley Bank.

         During early 1999, Humboldt Bancorp had preliminary discussions with Capitol Thrift regarding a potential merger of Humboldt Bank and Capitol Thrift. A confidentiality agreement was executed by the parties on January 8, 1999, and extensive negotiations commenced. During the course of negotiations, the board of directors consulted with respective senior management and its financial advisor, as well as its legal counsel. A continuing consideration was retention of Capitol Thrift's California industrial loan charter. The initial merger agreement was modified in October 1999, to provide that Capitol Thrift would become a subsidiary of Humboldt Bancorp thereby retaining the industrial loan charter through the merger of Global Bancorp with and into Humboldt Bancorp and that Humboldt Bank would immediately prior to the merger purchase the assets and assume the liabilities of the San Jose branch of Capitol Thrift.

         Over the course of these negotiations and discussions, Humboldt Bancorp's board of directors and senior management determined that the merger might provide the opportunities:

     o Expansion of Humboldt Bank's lending activities by acquiring a California industrial loan corporation;

     o    Improved earnings through higher net interest margins;

     o    Further diversity of Humboldt Bank's asset base;

     o Expansion into new areas of California including Southern California through branch offices of Capitol Thrift;

     o Favorable acquisition price and an appropriate loan loss reserve pool for unexpected credit portfolio problems; and

     o Retention, to the greatest degree possible, of qualified, dedicated thrift staff and management.

         The Humboldt Bancorp board of directors also considered the potential problems of management incompatibility, the complexity of the data processing conversion, assumption of a loan portfolio primarily based on real estate, and inability to effectively combine the operations of Humboldt Bancorp and Capitol Thrift. Meetings between Humboldt Bancorp's Executive Committee and Global Bancorp's senior management and board of directors brought out the similarity of banking and customer attention philosophies which the two entities share.

         At the board of directors' meeting approving the merger, Humboldt Bancorp's financial advisor orally presented its analysis. The following material factors were considered at the meeting:

     o The economic conditions and prospects for the markets in which Humboldt Bancorp operates, and competitive pressures in the financial services industry in general and the banking industry in particular;

     o The enhancement of Humboldt Bancorp's competitiveness and Humboldt Bancorp's ability to serve its customers, depositors, creditors, other constituents and the communities in which Humboldt Bancorp operates as a result of a business combination with a California industrial loan company like Capitol Thrift;

     o Information concerning the business, results of operations, asset quality and financial condition of Humboldt Bancorp on a stand-alone basis and on a combined basis with Capitol Thrift, and the future growth prospects following the merger;

     o The cost savings in operations which the management of Humboldt Bancorp believes may be achieved as a result of the merger;

     o An assessment that, in the current economic environment, a fair combined cash and Humboldt Bancorp common stock acquisition is most economically advantageous to Humboldt Bancorp's shareholders when compared to other alternatives like formation of a California industrial loan company or additional branch acquisitions;

     o    The  terms  and  conditions  of  the  merger   agreement  and  related
          agreements;

     o The potential downside of the merger. These were principally the challenges of merging two distinctively different entities into one well-managed institution and related credit risk if a severe economic downturn would occur in the near future; and

     o Humboldt Bancorp's financial advisor's analysis of the financial condition, results of operations, business, prospects and stock prices and comparison of Global Bancorp and Capitol Thrift compared to other California banks, industrial loan companies, and bank holding companies opening in Northern California.

         Humboldt Bancorp's board of directors and management believe that the potential issuance of additional shares in exchange for a part of the Humboldt Bancorp promissory note and in the concurrent public offering of Humboldt Bancorp common stock will increase the liquidity of Humboldt Bancorp common stock. Humboldt Bancorp's board of directors and management also believe the merger will be beneficial to shareholders because of cost savings resulting from the combination of data processing, reduction of professional fees, reduction in personnel costs, and other non-interest expense.

         The above discussion of the factors considered by the Humboldt Bancorp board of directors is not intended to be exhaustive. In view of the variety and nature of the factors considered the Humboldt Bancorp board of directors did not find it practicable to assign relative weights to the specific factors considered in reaching its decision.

         Global Bancorp's and Capitol Thrift's Analysis

         During 1998 and 1999, Global Bancorp and Capitol Thrift was contacted at various times by 13 financial institutions, including Humboldt Bancorp, interested in acquiring Capitol Thrift. Of the 13 institutions, only one presented a creditable formal proposal. The Board of Directors then engaged a predecessor to First Capital Group, L.L.C. as its financial advisor to assist in evaluating the Humboldt Bancorp proposal. A confidentiality agreement was executed by the parties on January 8, 1999, and extensive negotiations commenced. The predominant and deciding factors for Board approval were:

     o Humboldt Bank's presence as a community bank rather than a branch of a much larger regional bank;

     o    the  added  services  and  products   available  to  Capitol  Thrift's
          customers;

     o    favorable price and potential Humboldt Bancorp stock liquidity; and

     o retention, to the greatest degree possible, of qualified, dedicated bank staff and management.

         Meetings between Humboldt Bancorp's Executive Committee and Global Bancorp's senior management and Board of Directors brought out the similarity of banking and customer attention philosophies which the two banking entities share.

         No additional merger proposals were sought based on the above merger advantages.

         Humboldt Bancorp, Humboldt Bank, Global Bancorp and Capitol Thrift entered into the merger agreement dated June 22, 1999. Present at the Global Bancorp and Capitol Thrift's Board of Directors meeting were representatives of Global Bancorp's and Capitol Thrift's legal counsel, and financial advisor, First Capital Group, L.L.C. At the meeting, the representative of First Capital Group, L.L.C. orally presented its fairness opinion.

         In determining to approve the merger agreement and recommend that Global Bancorp shareholders approve and authorize the merger agreement, the Global Bancorp and Capitol Thrift Boards of Directors consulted with respective senior management, their financial advisor, as well as their legal counsel, and considered the following material factors:

     o the increased liquidity to be provided to Global Bancorp shareholders by receiving cash and an interest in a Humboldt Bancorp promissory note that may be exchanged in part for Humboldt Bancorp common stock in exchange for their shares of Global Bancorp common stock;

     o the economic conditions and prospects for the markets in which Capitol Thrift operates, and competitive pressures in the financial services industry in general and the banking industry in particular;

     o the enhancement of Capitol Thrift's competitiveness and its ability to serve its customers, depositors, creditors, other constituents and the communities in which it operates as a result of a business combination with another northern California bank holding company, like Humboldt Bancorp;

     o information concerning the business, results of operations, asset quality and financial condition of Capitol Thrift on a stand-alone basis and on a combined basis with Humboldt Bank, and the future growth prospects following the merger;

     o the cost savings and operational synergies which the management of Capitol Thrift believes may be achieved as a result of the merger;

     o an assessment that, in the current economic environment, a fair combined cash and Humboldt Bancorp common stock acquisition is most economically advantageous to Global Bancorp's shareholders;

     o    the  terms  and  conditions  of  the  merger   agreement  and  related
          agreements;

     o the potential downside of the merger. This was principally the possible adverse effect on employees of Capitol Thrift and the potential adverse effect on Capitol Thrift's customers;

     o First Capital's analysis of the financial condition, results of operations, business, prospects and stock price of Global Bancorp and comparison of Global Bancorp to other banks and bank holding companies operating in its industry;

     o an analysis of the terms of other similar acquisitions in the banking industry; and

     o the opinion of First Capital to the effect that, as of the date of the opinion, the cash and shares of Humboldt Bancorp common stock to be received is fair, from a financial point of view, to the holders of Global Bancorp common stock.

         The above discussion of the factors considered by the Global Bancorp Board of Directors is not intended to be exhaustive. In view of the variety and nature of the factors considered, the Global Bancorp Board of Directors did not find it practicable to assign relative weights to the specific factors considered in reaching its decision.

Global Bancorp Purchase Price

         The Boards of Directors of Humboldt Bancorp and Global Bancorp determined the purchase price in an arm's length negotiation.

         Each share of Global Bancorp common stock which is outstanding immediately prior to the merger, other than shares to which its holders have properly exercised dissenters' rights, will be converted into the right to receive:

     o cash equal to the cash merger payment divided by the total number of Global Bancorp common stock outstanding on the date of the merger. The cash merger payment is approximately $11 million dollars and is based on Global Bancorp shareholders' equity as of the last business day of the calendar month immediately preceding the calendar month in which the merger occurs after expensing Global Bancorp's legal, accounting and professional costs incurred or to be incurred by Global Bancorp which have not been paid or accrued by Global Bancorp by the last business day of the calendar month immediately preceding the calendar month in which the merger occurs. However, Global Bancorp is not required to expense or accrue up to $150,000 of legal and/or accounting costs incurred by Global Bancorp associated with the merger and identified with preparation of the proxy statement/prospectus for Global Bancorp or Humboldt Bancorp's offering.

          The merger agreement provides that on the merger date no more than 706,600 shares of Global Bancorp common stock will be outstanding. Assuming all 706,600 shares are outstanding and a cash merger payment of $11 million, the cash per share merger price will be approximately $15.57 per share.

     o the right to receive in cash, or at your election Humboldt Bancorp common stock, from Humboldt Bancorp's exchange agent on January 30, 2002, or 60 days from the occurrence of a material adverse effect with respect to Humboldt Bancorp, but in no event earlier than January 31, 2001, the escrow per share merger payment, as adjusted. The escrow merger payment is evidenced in the form of a certificate of interest in the Humboldt Bancorp promissory note and will earn interest at the rate of eight percent (8%) per annum. Humboldt Bancorp is obligated to only deliver up to $2 million in Humboldt Bancorp common stock based on the price of the last trade of its stock prior to the effective date of the merger, plus 7%. The escrow merger payment may be satisfied by the Humboldt Bancorp shares based on the foregoing formula plus cash.

         The escrow per share merger payment is the merger price of $16.5 million dollars less the sum of the cash merger price of approximately $11 million

     o adjusted (a) downward for various Capitol Thrift loan losses and expenses for loan portfolios identified in the merger agreement, and
          (b) upward for (1) recoveries on those loans in the loan portfolio identified in the merger agreement with previous loan loss, and (2) interest due but not yet paid, and (c) upward or downward, as appropriate, for accounting adjustments if any,

     o then divided by the number of outstanding shares of Global Bancorp common stock on the date of the merger.

         If Humboldt Bancorp does not complete its concurrent stock offering by March 7, 2000, $200,000 of the promissory note will be paid at closing, and the outstanding balance of the promissory note will be adjusted accordingly.

         Downward adjustments to the escrow merger price may result from:

     o    loan losses within identified loan portfolios

     o costs of litigation of any type, inclusive of attorneys' fees and settlements, resulting from Global Bancorp or Capitol Thrift's actions or those of its directors, officers, employees or agents, which litigation was in existence prior to the merger;

     o any writedowns for accounting adjustments in accordance with the merger agreement;

     o any losses on sale of other real estate owned on the books of Capitol Thrift at the time of the merger;

     o costs of the merger incurred by Global Bancorp or Capitol Thrift in excess of $150,000 and not expended or properly accrued by Global Bancorp or Capitol Thrift prior to the last business day of the calendar month immediately preceding the calendar month in which the merger occurred;

     o any of the above-described losses, net of any recoveries, incurred by Global Bancorp or Capitol Thrift from the last business day of the calendar month immediately preceding the calendar month in which the merger occurs to the date of the merger; and

     o any and all expenses of the Global Bancorp shareholders committee. The expenses of the committee, including fees paid to accountants, attorneys, appraisers and other consultants, will be paid by Humboldt Bancorp and will be charged against the escrow merger price to the extent such funds remain. The Global Bancorp shareholders' committee, made up of a majority of the last board of directors of Global Bancorp, will have the authority to resolve any dispute regarding the escrow merger price adjustments.

         Upward adjustments to the escrow merger price may result from:

     o recovery on any Capitol Thrift loans for which there was a loan loss within an identified loan portfolio;

     o interest accrued and due on the escrow merger price for which payment has not been made prior to January 30, 2002; and

     o write-ups for any accounting adjustments in accordance with the merger agreement.

         Adjustments shall be made on a quarterly basis. During the escrow term, 8% per annum interest is earned and is payable by Humboldt Bancorp or its paying agent to the certificate holders on April 15 and October 15 based on the principal in escrow on April 1 and October 1, respectively.

Examples: An example of the mechanics of the escrow adjustment follows. The examples are for illustrative purposes only and should not be relied upon for determining the likelihood or amount of payment, if any, from the escrow.

         Example 1. Assume that the escrow merger price at the Effective Date is $5 million. If on March 15, 2000, a loan loss of $100,000 occurs in an identified loan portfolio that adjusts for 100% for loan losses, on March 31, 2000 a downward adjustment of $100,000 in principal in escrow will be made. If no further adjustments (upward or downward) are made, interest for the remainder of the escrow period will be:

         8% per annum on $4.9 million (based on April 1, 2000 principal with interest from the effective date of the merger to April 14, 2000) paid to certificate holders on April 15, 2000,

         8% per annum on $4.9 million (based on October 1, 2000 principal with interest from April 15, 2000 to October 14, 2000) paid to certificate holders October 15, 2000,

         8% per annum on $4.9 million (based on April 1, 2001 principal with interest from October 15, 2000 to April 14, 2001) paid to certificate holders on April 15, 2001, and

         8% per annum on $4.9 million (based on October 1, 2001 principal with interest from April 15, 2001 to October 14, 2001) paid to certificate holders on October 15, 2001.

         On January 30, 2002 certificate holders will be paid cash and Humboldt Bancorp common stock (at their election) in the amount of $4.9 million plus 8% per annum on $4.9 million (based on October 1, 2001 principal with interest from October 15, 2001 to January 30, 2002).

         Example 2. Assume the same facts as in Example 1 but on June 15, 2000, the Global Bancorp shareholders' committee incurs an expense of $100,000 and on December 31, 2001 a recovery of $100,000 is made on a loan in an identified portfolio for which 100% of the recovery constitutes an upward adjustment. As above, on March 31, 2000, a downward adjustment of $100,000 in principal in escrow will be made. Interest of 8% per annum on $4.9 million (based on April 1, 2000 principal with interest from the effective date of the merger to April 14, 2000) will be paid to certificate holders on April 15, 2000.

         On June 30, 2000, another downward adjustment of $100,000 will be made. Interest for the remainder of the escrow period will be:

         8% per annum on $4.8 million (based on October 1, 2000 principal with interest from April 15, 2000 to October 14, 2000) paid to certificate holders on October 15, 2000,

         8% per annum on $4.8 million (based on April 1, 2001 principal with interest from October 15, 2000 to April 14, 2001) paid to certificate holders on April 15, 2001,

         8% per annum on $4.8 million (based on October 1, 2001 principal with interest from April 15, 2001 to October 14, 2001) paid to certificate holders on October 15, 2001.

         On January 30, 2002 certificate holders will be paid cash and Humboldt Bancorp common stock (at their election) in the amount of $4.9 million ($4.8 million plus the $100,000 recovery on December 31, 2001) plus 8% per annum on $4.8 million (based on October 1, 2001 principal with interest from October 15, 2001 to January 30, 2002).

         No fractional shares of Humboldt Bancorp common stock will be issued in the merger. Global Bancorp shareholders will be entitled to cash equal to the fractional share multiplied by the price of the last trade of Humboldt Bancorp common stock prior to the effective date of the merger.

Exchange Procedure

         Humboldt Bancorp has contracted with Illinois Stock Transfer Company to effect the exchange and issuance of its securities in the merger. On or as soon as practicable after the merger, Humboldt Bancorp will deliver to Illinois Stock Transfer Company, (a) cash equal to the cash merger price, (b) the Humboldt Bancorp promissory note equal to the escrow merger price, and (c) certificates of interest in the Humboldt Bancorp promissory note.

         Upon surrender for cancellation to Illinois Stock Transfer Company of one or more Global Bancorp stock certificates for cancellation, accompanied by the transmittal letter which will be sent to the Global Bancorp shareholders, Illinois Stock Transfer Company will promptly deliver to each holder of surrendered Global Bancorp stock certificates a check for payment of the cash per share merger price, and a certificate of interest evidencing the escrow per share merger payment.

         Until Global Bancorp stock certificates have been surrendered and exchanged, each outstanding Global Bancorp stock certificate will constitute, for all corporate purposes, the right to receive the per share merger payment.

         If any holder of Global Bancorp common stock is unable to surrender his or her Global Bancorp stock certificates because the stock certificates have been lost or destroyed, the holder may instead deliver an affidavit and indemnity undertaking in form and substance and, if required, with surety satisfactory to Illinois Stock Transfer Company and Humboldt Bancorp.

         Prior to January 30, 2002, Humboldt Bancorp will send to you a letter and an election form. You can elect to receive Humboldt Bancorp common stock instead of cash for the escrow merger price. Humboldt Bancorp is only required to deliver to Illinois Stock Transfer Company $2 million in Humboldt Bancorp common stock valued at the last trade of Humboldt Bancorp's common stock as of the date preceding the effective date of the merger plus 7%. If you do not elect, then you will only receive cash. The escrow merger price is satisfied by the Humboldt Bancorp shares based on the foregoing formula plus cash.

         Prior to January 30, 2002, Humboldt Bancorp will deliver to Illinois Stock Transfer Company cash or shares of Humboldt common stock for the escrow adjusted value. If not distributed as of September 30, 2002, the cash shall be returned to Humboldt Bancorp. No interest will be paid to former Global Bancorp shareholders from cash deposited with Illinois Stock Transfer Company for this purpose.

Cancellation of all Outstanding Global Bancorp Stock Options

         All outstanding stock options to acquire Global Bancorp common stock will be canceled upon the merger.

Interests of Certain Persons in the Merger and Material Contracts

         Each director of Global Bancorp and Capitol Thrift has entered into a director's agreement with Humboldt Bancorp which provides that the director agrees to vote all shares of Global Bancorp common stock as to which the director has voting power in favor of the merger. The directors of Global Bancorp collectively own 38.4% of the outstanding shares of Global Bancorp common stock.

         The directors' agreements also provide that the directors will not for a period of two years after the completion of the merger, directly or indirectly, without the prior written consent of Humboldt Bancorp, own more than 1% of, organize, manage, operate, finance or participate in the ownership, management, operation or financing of, or be connected as an officer, director, employee, principal, agent or consultant to any financial institution whose deposits are insured by the Federal Deposit Insurance Corporation that has its head office or a branch office within 50 miles of the head office of Capitol Thrift.

         Further, it is the intent of Humboldt Bancorp that Capitol Thrift enter into contracts with Messrs. Kelly and Monroe. Robert F. Kelly, currently the President and Chief Executive Officer, and Leighton Monroe, Jr., currently the Chief Financial Officer, of Capitol Thrift, are expected to serve in the same capacities for Capitol Thrift as a subsidiary of Humboldt Bancorp following the merger. It is anticipated that most other present officers and employees of Capitol Thrift will initially continue in the same or similar capacities with Capitol Thrift.

Regulatory Approval and Completion of the Merger

         The merger must be approved by the California Department of Financial Institutions, by the Federal Deposit Insurance Corporation, and by the Board of Governors of the Federal Reserve System. The approval of the merger by the

California Department of Financial  Institutions,  the Federal Deposit Insurance
Corporation,   and  the  Federal  Reserve  Board  is  not  a  recommendation  or endorsement of the merger by any of those agencies.

Closing Date

         The closing of the merger will take place no more than 10 business days after the later of:

     o receipt of the last required regulatory approval and expiration of all applicable waiting periods, and

     o completion of Humboldt Bancorp's public offering and receipt of a minimum of $6 million in that offering

         Also, the conditions precedent to the obligations of Humboldt Bancorp, Humboldt Bank, Global Bancorp and Capitol Thrift must be satisfied, or written waiver of the conditions by Humboldt Bancorp, Humboldt Bank, Global Bancorp and Capitol Thrift must be received.

         It is presently anticipated that the merger will be completed during the first quarter of 2000.

Conditions to the Merger

         The merger agreement provides that various conditions must be met for the completion of the merger. These conditions include, but are not limited to, the following:

     o Approval of the merger agreement and authorization of the merger by the vote of the holders of a majority of the outstanding stock of Global Bancorp;

     o Approval and issuance of any permits required, and expiration of all waiting periods;

     o No action taken, or any law, regulation or order enacted, enforced or deemed applicable to the merger, by any government entity which:

          o    makes the completion of the merger illegal;

          o requires the divestiture by Humboldt Bancorp of any material asset or of a material portion of the business of Humboldt Bancorp; or

          o imposes any condition upon Humboldt Bancorp which in the judgment of Humboldt Bancorp would be materially burdensome;

     o Humboldt Bancorp's completion of its offering and receipt of a minimum of $6 million in that offering;

     o The representations and warranties of Humboldt Bancorp, Humboldt Bank, Global Bancorp and Capitol Thrift set forth in the merger agreement must be true in all material respects as of the date of completion of the merger; Humboldt Bancorp, Humboldt Bank, Global Bancorp and Capitol Thrift must perform and comply in all material respects with the merger agreement; and no event or condition entitling a party to terminate the merger agreement has occurred;

     o No change in the consolidated financial condition, aggregate consolidated net assets, shareholders' equity, business, or consolidated operating results of Humboldt Bancorp from December 31,

          1998, to the date of completion of the merger that results in a material adverse effect as to Humboldt Bancorp;

     o Global Bancorp's fairness opinion must not be revoked prior to the merger;

Waiver, Amendment, and Termination

         Any term or provision of the merger agreement, other than regulatory approval or any of the provisions required by law, may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits of the term or provision.

         The merger agreement provides that it may be terminated prior to the completion of the merger. These events include, but are not limited to, the following:

     o By mutual consent of the Boards of Directors of Humboldt Bancorp and Global Bancorp;

     o By Humboldt Bancorp or Global Bancorp upon the failure to satisfy any conditions specified in the merger agreement if the failure is not caused by any action or inaction of the party requesting termination;

     o By Humboldt Bancorp or Global Bancorp if an Acquisition Event, as defined in the merger agreement, involving Global Bancorp or Capitol Thrift occurs;

     o By Humboldt Bancorp or Global Bancorp if there is a material breach of any of the representations or warranties of the other, which breach, in the reasonable opinion of the terminating party, cannot be cured prior to the merger and, in the reasonable opinion of the terminating party, is likely to have a material adverse effect on the breaching party, or upon the completion of the merger;

     o By Humboldt Bancorp or Global Bancorp upon the failure of any of the conditions specified in the merger agreement to have been satisfied prior to March 31, 2000;

     o By Global Bancorp if Humboldt Bancorp has not completed its offering by March 31, 2000.

Liquidated Damages

         In the event of the occurrence of an Acquisition Event involving Global Bancorp or Capitol Thrift, then Global Bancorp or Capitol Thrift will pay to Humboldt Bancorp $350,000 in cash.

         If the merger agreement is terminated by Global Bancorp as a result of the revocation of Global Bancorp's fairness opinion; or a termination of the merger agreement by Humboldt Bancorp because

     o    Global Bancorp's shareholders do not approve the merger agreement, or

     o of a breach of Global Bancorp's representations or warranties, a default by Global Bancorp or Capitol Thrift, or disclosure in the updated schedules to the merger agreement of a material adverse event respecting Global Bancorp, then, Global Bancorp or Capitol Thrift will pay to Humboldt Bancorp the sum of $250,000, in cash. However, if an Acquisition Event occurs involving Global Bancorp or Capitol Thrift within 180 days following termination by Humboldt Bancorp, Global Bancorp or Capitol Thrift will pay to Humboldt Bancorp an additional $100,000 in cash.

         If the merger agreement is terminated by Humboldt Bancorp as a result of a termination of the merger agreement by Global Bancorp because

         o of a breach of Humboldt Bancorp's representations and warranties, a default by Humboldt Bancorp, or disclosure in the updated schedules to the merger agreement of a material adverse event respecting Humboldt Bancorp,

         o        of failure to complete Humboldt Bancorp's  offering,


then Humboldt Bancorp will pay to Global Bancorp the sum of $250,000 in cash.


                   OPINION OF GLOBAL BANCORP FINANCIAL ADVISOR

         Global Bancorp retained First Capital Group, L.L.C. to act as its financial advisor in connection with the merger and related matters based upon its qualifications, expertise and reputation. On July 8, 1999, First Capital rendered its written opinion to the board of directors of Global Bancorp that the consideration to be received pursuant to the merger agreement is fair from a financial point of view to the holders of Global Bancorp common stock. THE FULL TEXT OF THE OPINION WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT-PROSPECTUS. GLOBAL BANCORP'S SHAREHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. THE OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF GLOBAL BANCORP AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING.

         In connection with rendering its opinion, First Capital, among other things:

     o analyzed certain internal financial statements and other financial and operating data concerning Global Bancorp prepared by the management of Global Bancorp;

     o analyzed certain publicly available financial statements, both audited and unaudited, and other information of Global Bancorp and Humboldt Bancorp, including those included in Global Bancorp's financial statements for the period ended December 31, 1998, Humboldt Bancorp's Annual Report for the three years ended December 31, 1998, Humboldt Bancorp's Quarterly Reports for the periods ended March 31, 1999, September 30, 1998 and June 30, 1998, and Global Bancorp's financial statements for the quarters March 31, 1999, September 30, 1998 and June 30, 1998;

     o analyzed certain financial data of Global Bancorp prepared by the management of Global Bancorp;

     o discussed the past and current operations and financial condition of Global Bancorp with senior executives of Global Bancorp;

     o reviewed the reported stock prices and trading activity for Humboldt Bancorp common stock;

     o compared the financial performance of Humboldt Bancorp common stock and trading activity with that of certain other comparable publicly traded companies and their securities;

     o reviewed the financial terms, to the extent publicly available, of certain comparable precedent transactions;

     o    reviewed the merger agreement; and

     o    performed such other analyses as deemed appropriate.

         In connection with its review, First Capital relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or made publicly available, and First Capital has not assumed any responsibility for independent verification of such information. With respect to the financial data, First Capital assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments by management regarding Global Bancorp. First Capital has not made any independent valuation or appraisal of the assets or liabilities of Global Bancorp, nor has First Capital been furnished with any such appraisals, and First Capital has not examined any individual loan files of Global Bancorp.

         With respect to Humboldt Bancorp, First Capital relied solely upon publicly available data and certain discussions with the management of Humboldt Bancorp regarding Humboldt Bancorp's financial condition, performance, and prospects. First Capital did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of Humboldt Bancorp, was not furnished with any evaluations or appraisals, and did not review any individual credit files. First Capital is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses of such portfolios and has assumed that such allowances for Humboldt Bancorp and Global Bancorp are, in the aggregate, adequate to cover such losses. First Capital's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to First Capital as of, the date of the opinion. In connection with rendering its opinion, First Capital performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of the fairness, from a financial point of view, of the purchase price to the holders of Global Bancorp common stock was to some extent subjective based on the experience and judgment of First Capital and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, First Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by First Capital, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be First Capital's view of the actual value of Global Bancorp. In performing its analyses, First Capital made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Global Bancorp. The analyses performed by First Capital are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold. In addition, First Capital's analyses should not be viewed as determinative of the opinion of the Global Bancorp board or Global Bancorp's management with respect to the value of Global Bancorp.

         The following is a summary of the analyses performed by First Capital in connection with its opinion:

Analysis of Selected Transactions.

         First Capital performed an analysis of premiums paid in selected pending or recently completed acquisitions of thrift organizations with comparable characteristics to the merger. The comparable transactions were comprised to reflect transactions where the seller possessed similar asset size and form of consideration. The comparable transactions specifically consisted of 27 mergers and acquisitions of thrift organizations from January 1, 1998 to June 28, 1999, with seller's total assets ranging from $80 million to $200 million. Based on the closing stock price of Humboldt Bancorp common stock on July 7, 1999, and Global Bancorp's financial data as of March 31, 1999, the analysis yielded ratios of the transactions' purchase price as a multiple of:

     (a) equity ranging from 0.70 times to 2.79 times with an average of 1.73 times and a median of 1.64 times (compared with Global Bancorp's proposed transaction with Humboldt Bancorp of 1.46 times March 31, 1999, book value);

     (b) tangible equity ranging from 0.82 times to 2.85 times with an average of 1.77 times and a median of 1.65 times (compared with Global Bancorp's proposed transaction with Humboldt Bancorp of 1.46 times March 31, 1999, tangible book value);

     (c) trailing last 12 months' earnings ranging from 13.22 times to 32.39 times with an average of 21.48 times and a median of 20.21 times (compared with Global Bancorp's proposed transaction with Humboldt Bancorp of 13.75 times March 31, 1999); and

     (d) sellers' average and median equity-to-asset ratio of 10.21% and 7.85%, respectively, compared to 9.09% for Global Bancorp.

Discounted Cash Flow Analysis.

         Using discounted cash flow analysis, First Capital estimated the present value of the future stream of after-tax cash flow that Global Bancorp could produce through the year 2003, under various circumstances, assuming that Global Bancorp performed in accordance with the earnings/return projections of management. First Capital utilized two separate terminal values for Global Bancorp at the end of the period by applying multiples of earnings ranging from 18 times to 20 times and multiples of book ranging from 1.25 times to 2.25 times. First Capital then discounted the cash flow streams, dividends paid to the shareholders (assuming all earnings in excess of that required to maintain the current tangible equity to tangible asset ratio are paid out in dividends) and terminal values using discount rates ranging from 14.0% to 18.0% chosen to reflect different assumptions regarding the required rates of return for Global Bancorp and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of $20.24 per share to $25.68 per share utilizing multiples of earnings as residual values and $12.66 per share to $22.83 per share utilizing multiples of book value. This compares favorably to the consideration to be paid to Global Bancorp shareholders of: (a) $23.35 per share of Global Bancorp common stock, based on a closing price of $14.00 per share of Humboldt Bancorp common stock on the date of announcement, June 22, 1999; and (b) $23.35 per share of Global Bancorp common stock, based on a closing price of $14.00 per share of Humboldt Bancorp common stock on July 7, 1999.

Comparable Company Analysis.

         First Capital compared selected balance sheet data, asset quality, capitalization and profitability ratios and market statistics using financial data at or for the twelve months ended March 31, 1999, and market data as of July 7, 1999, for Humboldt Bancorp to a group of selected bank holding companies which First Capital deemed to be relevant, including Sierra West Bancorp, Central Coast Bancorp, SGV Bancorp, Inc., Monterey Bay Bancorp, Inc., Redwood Empire Bancorp, Civic Bancorp, Bank of the Sierra, North County Bancorp, and Coast Bancorp, all being bank holding companies with assets between $200 million and $1 billion (collectively, the "Comparable Composite"). This comparison, among other things, showed that:

     (a) Humboldt Bancorp's equity-to-asset ratio was 8.80%, compared to an average of 9.49% and a median of 9.54% for the Comparable Composite;

     (b) for the twelve month period ended March 31, 1999, Humboldt Bancorp's return on average assets was 1.21%, compared to an average of 1.40% and a median of 1.30% for the Comparable Composite;

     (c) for the twelve month period ended March 31, 1999, Humboldt Bancorp's return on average equity was 13.94%, compared to an average of 14.61% and a median of 13.49% for the Comparable Composite;

     (d) at March 31, 1999, Humboldt Bancorp's non performing loans to gross loans ratio was 0.62%, compared to an average of 0.79% and a median of 0.51% for the Comparable Composite;

     (e) at July 7, 1999, Humboldt Bancorp's price per share to book value per share at March 31, 1999, was 2.17 times, compared to an average of
          2.18 times and median of 1.94 times for the Comparable Composite;

     (f) at July 7, 1999, Humboldt Bancorp's price per share to earnings per share at March 31, 1999, was 15.91 times, compared to an average of
          16.08  times and median of 15.91 times for the  Comparable  Composite;
          and

     (g) at July 7, 1999, Humboldt Bancorp's dividend yield was 0.00%, compared to an average of 2.01% and a median of 2.03% for the Comparable Composite; approximately half of the comparables do not give dividends to shareholders, and they were excluded from the average and median.

         First Capital also compared selected stock market results of Humboldt Bancorp to the publicly available corresponding data of other composites which First Capital deemed to be relevant, including Philadelphia KBW Bank Index, Nasdaq Bank Index of publicly traded banks and the S&P 500. Results from indexing the S&P 500, Philadelphia KBW Bank Index, the Nasdaq Bank Index of publicly traded banks, and Humboldt Bancorp's stock from January 1, 1999, to July 7, 1999, revealed similar relationships in pricing movements. No company or transaction used in the comparable company and comparable transaction analyses is identical to Global Bancorp or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Global Bancorp and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

                 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Introduction

         The following discussion describes the material U.S. federal income tax consequences of the merger to shareholders of Global Bancorp and to Humboldt
Bancorp. This discussion is based on the Internal Revenue Code, Treasury Department Regulations, published positions of the Internal Revenue Service ("IRS"), and court decisions now in effect, all of which are subject to change, possibly with retroactive effect. Additionally, this discussion is based on factual representations made by Humboldt Bancorp and Global Bancorp.

         This discussion is general in nature, and it may not apply to some Global Bancorp shareholders. In particular, this discussion pertains only to those of you Global Bancorp shareholders who hold your Global Bancorp stock as a "capital asset" (generally property held for investment) and who report your income and deductions for U.S. federal income tax purposes on the cash (as opposed to an accrual) basis. Also, this discussion does not explain all aspects of U.S. federal income taxation that may be relevant to you because of your personal investment circumstances or because you are subject to special provisions of U.S. federal income tax law, such as those applicable to foreign persons, life insurance companies, or tax-exempt organizations. Furthermore, this discussion does not address at all the following topics that may be of concern to you:

     o    State, local or foreign tax laws;
     o    Estate and gift tax considerations;

     o    Tax  consequences  to Global Bancorp  shareholders  who received their
          Global   Bancorp   stock   through   stock  options  or  otherwise  as
          compensation.

         Since this discussion may not apply to all Global Bancorp shareholders and may not address all topics that are relevant to any particular shareholder, each of you should consult your own tax advisor as to the specific tax consequences of the merger to you because of your particular circumstances.

         Material Consequences to Global Bancorp Shareholders

         Taxability of the Merger. Your receipt of cash and a certificate of interest representing a share of the escrow merger price in exchange for your stock pursuant to the merger (or your receipt of cash pursuant to your exercise of dissenters' rights) will be a taxable exchange for U.S. federal income tax purposes, and you will have to report capital gain (or loss) on the exchange. In general, gain (or loss) is measured by the extent to which the amount of cash plus the fair market value of all other property you receive is greater (or less) than your tax basis in the Global Bancorp stock that you surrender.

         Unless you elect otherwise, you must report gain or loss from your receipt of cash and stock pursuant to the merger under the "installment method," which will now be described. Following this description is a discussion of how to elect out of the installment method and the tax consequences of doing so.

         Installment Method of Reporting of Gain or Loss

         In General. Under the installment method, you must allocate your stock basis, in equal annual increments, to the years in which you may receive payments of either cash or stock. Pursuant to the merger, you will receive cash in 2000, may receive cash and/or Humboldt Bancorp stock in 2001 or 2002. Accordingly, pursuant to the merger, you will or may receive payments in each of three years. Thus, you must allocate thirty-three and one-third percent (33 1/3%) of your Global Bancorp stock basis to each of the years 2000, 2001, and 2002.

         If the amount of cash you receive in 2000, less the amount treated as interest (for U.S. federal income tax purposes for that year as discussed below), is greater than the basis allocated to that year, you must report the excess as capital gain. If the amount of cash you receive in 2000, less the amount treated as interest (as discussed below), is less than the basis in your Global Bancorp stock, you will have incurred a loss in 2000. However, you will not be permitted to report that loss for 2000. Rather, you must defer that loss and take it into account in 2001or 2002, as explained below.

         The tax consequences of the merger for 2001 and 2002 will depend on whether the escrow merger price is paid in 2001 or 2002. The escrow merger price is scheduled to be paid in 2002 but, in some circumstances, can be accelerated into 2001. The next two paragraphs describe the tax consequences for 2001 and 2002 if the escrow merger price is not paid until 2002, and the following paragraph describes the tax consequences for 2001 if the escrow merger price is paid in 2001.

         Escrow Merger Price Paid Not Accelerated. If the amount of cash that you receive in 2001, less the amount treated as interest for U.S. federal income tax purposes for that year (as discussed below), is greater than the basis in your Global Bancorp stock allocated to that year, you must report the excess as capital gain for that year. However, you may reduce the amount of capital gain that you report for that year (but not below zero) by the amount of any capital loss that you incurred but did not report with respect to your Global Bancorp stock for the year 2000. If the amount of cash that you receive in 2001, less the amount treated as interest (as discussed below), is less than the basis in your Global Bancorp stock allocated to that year, you will have incurred a loss in that year. However, you will not be permitted to report that loss for 2001. Rather, you must defer that loss and take it into account in 2002, as explained in the next paragraph.

         If the amount of cash plus the fair market value of Humboldt Bancorp common stock that you receive in 2002, less the part of that sum that is treated as interest (for U.S. federal income tax purposes as discussed below), is greater than the basis in your Global Bancorp stock allocated to 2002, you must report the excess as capital gain for 2002. However you may reduce the amount of capital gain that you report for 2002 by the amount of any capital loss that you incurred but did not report (or use to reduce capital gain as described above) for 2000 and 2001. If the amount of cash plus the fair market value of Humboldt Bancorp common stock that you receive in 2002, less any amount treated as interest, is less than the basis allocated to 2002, you may report the difference as a capital loss for 2002 (subject to the general limits on deducting capital losses discussed below). Also, you may increase the amount of any capital loss for 2002 by any capital loss incurred but not reported (or used to reduce capital gain as described above) for 2000 and 2001 and report the total amount (again subject to general limitations on deducting capital losses).

         Escrow Merger Price Accelerated into 2001. If the amount of cash plus the fair market value of Humboldt Bancorp common stock that you receive in 2001, less the part of that sum that is treated as interest (as discussed below), is greater than the basis in your Global Bancorp stock allocated to 2001 and 2002 combined, you must report the excess as capital gain for 2001. However, you may reduce the amount of capital gain that you report for 2001 by the amount of any capital loss that you incurred but did not report with respect to your Global
Bancorp stock for 2000. If the amount of cash plus the fair market value of Humboldt Bancorp common stock that you receive in 2001, less any amount treated as interest, is less than the basis allocated to 2001 and 2002 combined, you may report the difference as a capital loss for 2001 (subject to the general limits on deducting capital losses discussed below). Also, you may increase the amount of any capital loss for 2001 by any capital loss incurred but not reported for 2000 and report the total amount (subject to the general limitations on deducting capital losses).

         Amounts Treated As Interest. Of the total amount of each payment that you receive in 2000 through 2002 (including the payments labeled as "interest" received in 2000 and 2001 and the fair market value of the Humboldt Bancorp common stock received in 2001 or 2002), a part will be characterized as interest for U.S. federal income tax purposes. Humboldt Bancorp will inform you of the amount that you will need to treat as interest for each year. This amount will be determined by discounting the payment you receive by a discount rate published by the IRS, and this calculation will determine the amount of interest for U.S. federal income tax purposes, irrespective of any other characterizations of the payments that you receive. You will be required to report the amount determined by Humboldt Bancorp as interest income, and you will be taxed on that amount at ordinary income rates. The amount of the payment that is not characterized as interest will be treated as the amount you receive for your Global Bancorp stock, the tax consequences of which are described in the preceding paragraphs.

         Limitations on Capital Losses. If you are an individual and incur a capital loss in the year in which the escrow merger price is paid (taking into account any losses incurred yet not reportable in a prior year), you will be able to deduct that loss only to the extent of any net capital gains on other transactions that you report for the year of that payment plus $3,000 ($1,500 if you are a married individual filing a separate return). If you cannot deduct a portion of the capital loss for that year because of the $3,000 limitation, you can deduct it for a later year to the extent that you do not exceed the limitation for that year. If you are a corporation, you may deduct a capital loss only to the extent of capital gains. However, a corporation generally may use a net capital loss for a year to offset capital gains for the three years preceding or the five years following the year of the net capital loss.

         Special Rules For Holders of Large Amounts of Global Bancorp Stock. In some circumstances, the recipient of an installment obligation, such as the certificate of interest, is subject to an interest charge on the deferral of tax payments that occurs under the installment method. If, in exchange for your Global Bancorp stock, you might receive total payments of over $150,000 and if, at the end of 2000, you (and related businesses and entities) might have over $5 million in total installment receivables that arose in 2000 from sales or dispositions of property and that are still outstanding, you should consult your tax advisor regarding your potential liability for such an interest charge.

         Also, if, in exchange for your Global Bancorp stock, you receive more than $150,000, and you use your certificate of interest to secure a debt, you may be required to treat the amount of debt you secure as additional cash that you received for your Global Bancorp stock. Therefore, if you might receive over $150,000 and you may use your certificate of interest as security for debt, you should consult your tax advisor regarding the application of this rule to your particular situation.

         Alternate Method of Installment Reporting

         Treasury Department Regulations allow you to use a method of recovering your basis in your Global Bancorp stock that is more advantageous than the thirty-three and one-third percent (33 1/3%) basis-recovery method discussed above if you can demonstrate to the IRS, before the due date of your 2000 tax return (including extensions), that the recovery method discussed above will substantially and inappropriately increase your tax liability. In order to make this demonstration, you must file a request for a private letter ruling from the IRS authorizing you to use an alternative method of basis recovery. You will probably have to pay a fee in order to request a private letter ruling. You should consult your tax advisor to determine whether you should apply for a private letter ruling for this purpose.

         Election Out of Installment Reporting

         Under the installment method of reporting, you will normally be able to use only thirty-three and one-third percent (33 1/3%) of your basis against the cash that you receive in 2000, even though these payments could well constitute most of the total payments you will receive. Also, if you are an individual, any capital loss you incur in 2000 under this method cannot be used to offset capital gain for 2000. Therefore, you may wish to consider "electing out of" the installment method. To elect out of the installment method, you should report the total amount of your gain (or loss) from the merger on a timely filed 2000 U.S. federal income tax return (including extensions). The total amount of gain (or loss, if negative) will be equal to the amount of cash you receive at the time of the merger in 2000, plus the fair market value (at the time of the merger) of your certificate of interest, and minus your total basis in your Global Bancorp stock.

         If you elect out of the installment method and report the total amount of gain or loss from the merger for 2000, your certificate of interest will be treated for U.S. federal income tax purposes as a separate asset--an installment obligation--that you own. Your basis in this installment obligation will be equal to the fair market value (at the time of the merger) of your certificate of interest, which is the amount you will have used to compute your gain or loss from the merger for 2000.

         When you receive a payment pursuant to the certificate of interest in 2000 and 2001 other than the escrow merger price, part of the payment will be treated as a recovery of basis in the certificate of interest and part of the payment will be treated as interest income. Humboldt Bancorp will inform you of the amount of the payment that will be characterized as interest, which it will determine by discounting the total payment by a discount rate published by the IRS. This calculation will determine the amount of interest for U.S. federal income tax purposes, irrespective of any other characterizations of the payments that you receive. You will be required to report the amount determined by Humboldt Bancorp as interest income, and you will be taxed on it at ordinary income rates. You will reduce your basis in the certificate of interest (but not below zero) by the part of the payment that is not characterized as interest. If the payments that are not characterized as interest exceed your basis in the certificate of interest, you must report the excess as capital gain.

         Your exchange of your certificate of interest in 2001or 2002 for cash and/or Humboldt Bancorp common stock will be treated for tax purposes as a sale of the certificate of interest. However, a portion of the payment--the amount of cash plus the fair market value of any Humboldt Bancorp common stock--that you receive will constitute interest income. Humboldt Bancorp will inform you of the amount of the payment that will be characterized as interest, which it will determine by discounting the total payment by a discount rate published by the IRS. You will be required to report that amount as interest income, and you will be taxed on it at ordinary income rates. You will treat the part of the payment that is not characterized as interest as an amount received in exchange for your certificate of interest. If this amount exceeds your basis in the certificate of interest (which is adjusted in 2000 and 2001 as described in the preceding paragraph), you will report the excess as capital gain. If the part of the payment not characterized as interest is less than your adjusted basis in the certificate of interest, you may report the difference as a capital loss (subject to the general limitations on capital losses discussed above). You should consult with your tax advisor regarding whether you should elect out of the installment method of reporting for the merger.

         Dissenting Shareholders

         If you exercise your state law dissenters' rights, you will have to report capital gain or loss equal to the difference between the amount of cash that you receive pursuant to the exercise of these rights and your basis in your Global Bancorp stock.

         Material Consequences to Humboldt Bancorp

         After the completion of the merger, Humboldt Bancorp will own all of the assets of Global Bancorp, and Humboldt Bancorp will have assumed all of the liabilities of Global Bancorp. The acquisition of Global Bancorp by Humboldt Bancorp and the subsequent liquidation of Global Bancorp will be treated as a tax-free transaction for U.S. federal income tax purposes. Accordingly, Humboldt Bancorp will have no taxable gain or loss when it receives all the assets and liabilities of Global Bancorp. Nor will there be any taxable gain or loss to Global Bancorp when Global Bancorp distributes all of its assets and liabilities to Humboldt Bancorp pursuant to the merger.

         Humboldt  Bancorp  will have the same tax basis in the assets of Global
Bancorp as Global Bancorp had in its assets immediately prior to the merger. Also, Humboldt Bancorp's holding period for those assets upon the completion of the merger will include the period during which the assets were held by Global Bancorp. Humboldt Bancorp's tax basis in the assets of Global Bancorp will not reflect the amount paid to Global Bancorp shareholders for their Global Bancorp stock.

         RIGHTS OF DISSENTING GLOBAL BANCORP SHAREHOLDERS

         If you vote against the merger or abstain from voting, you are entitled to dissenters' rights under Chapter 13 of the California General Corporation Law ("Chapter 13"). Chapter 13 is reprinted in Appendix C to this proxy statement/prospectus which is incorporated by reference.

         The following discussion is a summary and not a complete statement of the law relating to dissenters' rights. You should review Appendix C carefully if you wish to exercise your dissenters' rights or you wish to preserve your right to do so. Failure to comply with the procedures in Chapter 13 will result in the loss of your dissenters' rights. Also, if you have a beneficial interest in shares of Global Bancorp common stock held of record in the name of another person, like a broker or nominee, and you wish to exercise your dissenter's rights, you should act promptly to cause the shareholder of record to follow the steps summarized below.

         If the merger is completed, Global Bancorp shareholders who elect to exercise their dissenters' rights and who properly and timely perfect their rights will be entitled to receive the "fair market value," in cash, of their shares. Under California law fair market value will be determined as of June 23, 1999, the day before the first announcement of the terms of the merger, and will exclude any appreciation in the shares caused by the merger. See "Market Prices."

         If the merger agreement is approved at the Global Bancorp Meeting, Global Bancorp will within 10 days of the approval mail a notice to the holders of record of shares of Global Bancorp common stock who did not vote in favor of the merger or abstained from voting. A holder of Global Bancorp common stock who votes in favor of the merger agreement or who executes and returns a proxy with no voting instructions indicated will lose any dissenters' rights with respect to those shares.

         The notice will set forth the fair market value price of the dissenting shares as determined by Global Bancorp. The notice constitutes an offer by Global Bancorp to purchase any dissenting shares from the dissenting shareholders at the price stated.

         The notice will also briefly describe the procedures to be followed by dissenting shareholders to pursue their dissenters' rights. Within 30 days after the mailing date of the notice, shareholders who wish to assert dissenters' rights must do the following:

     o The dissenting shareholders must provide written demand upon Global Bancorp to pay the price stated in the notice. The written demand must state the number of Global Bancorp shares held and the number of shares which the dissenting shareholder demands Global Bancorp purchase for cash and a statement of the amount which the dissenting shareholder claims to be the fair market value of the dissenting shares as of the day before the announcement of the proposed merger. That statement will constitute an offer by the dissenting shareholder to sell the dissenting shares to Global Bancorp at that price.

     o    The   dissenting   shareholder   must  submit   share   certificate(s)
          representing the dissenting shares to Global Bancorp at Global Bancorp's principal office. Global Bancorp will stamp or endorse the certificate(s) with a statement that the shares are dissenting shares or exchange the shareholder's certificates for certificates of appropriate denomination so stamped or endorsed. If the price contained in the notice is acceptable to the dissenting shareholder, the dissenting shareholder may demand the same price. This would constitute an acceptance of the offer by Global Bancorp to purchase the dissenting shareholder's stock at the price stated in the notice.

The demand by holders of Global Bancorp common stock and shares certificates should be sent to Global Bancorp, 1424 Second Street, Napa, California 94559,
Attention: Mr. Robert F. Kelly, President.

         If Global Bancorp and a dissenting shareholder agree on the price for the dissenting shares, Global Bancorp must by law pay the agreed price, together with interest at the legal rate on judgments from the date of the agreement between Global Bancorp and the dissenting shareholder, to the dissenting shareholder within the later of (a) 30 days after the agreement, or (b) 30 days after any completion of any conditions to the merger. However, California law places some restrictions on Global Bancorp's ability to repurchase its outstanding shares. Also, Humboldt Bancorp may withhold payment until the dissenting shareholder surrenders the certificates for the dissenting shares.

         If Global Bancorp and a dissenting shareholder fail to agree on the price for the dissenting shares or disagree as to whether the dissenting shareholder's shares are dissenting shares, the holder may, within 6 months after the notice is mailed, file a complaint in court to determine the price, or may intervene in any pending action brought by any other dissenting shareholder.

         In addition, a Global Bancorp shareholder may vote in favor of the merger agreement as to part of his or her shares without jeopardizing the dissenting status of those shares not voted in favor of the merger agreement. However, a Global Bancorp shareholder should clearly specify the number of Global Bancorp shares not voted in favor of the merger agreement.

         Dissenting shares may lose their status as dissenting shares, and the holders will lose any right to demand payment, if any of the following takes place:

     o    the merger is  abandoned.  In this event,  Global  Bancorp will pay on demand to any dissenting shareholder who began proceedings in good faith under Chapter 13 all necessary expenses and reasonable attorneys' fees incurred in those proceedings;

     o the shares are transferred before being submitted for endorsement or are surrendered for conversion into shares of another class;

     o the dissenting shareholder and Global Bancorp do not agree upon the status of the dissenting shares or on the price of the dissenting shares, but the dissenting shareholder fails to file suit against Global Bancorp, or to intervene in a pending action within six months following the date on which the notice was mailed to the shareholder; or

     o the dissenting shareholder withdraws his or her demand for the purchase of the dissenting shares with the consent of Global Bancorp.

                      COMPARISON OF SHAREHOLDER RIGHTS AND
                         HUMBOLDT BANCORP CAPITAL STOCK

         The following is a summary of the material differences between the current rights of shareholders of Global Bancorp and those of Humboldt Bancorp shareholders following the merger and a description of Humboldt Bancorp's common stock. This description is qualified in its entirety by reference to the California General Corporation Law, Humboldt Bancorp's Articles of Incorporation and Bylaws, and Global Bancorp's Articles of Incorporation and Bylaws. Copies of Humboldt Bancorp's Articles and Bylaws will be sent to you upon a request made to the corporate secretary. Please refer to "Where You Can Find More Information" on page ___.

         The Articles of Incorporation and Bylaws of Humboldt Bancorp will continue as the Articles of Incorporation and Bylaws of Global Bancorp following the merger. The authorized capital stock of Humboldt Bancorp following the merger will consist of 50,000,000 shares of common stock. The rights, preferences and privileges of Humboldt Bancorp common stock following the merger will be the same as those described below for Humboldt Bancorp common stock.

Organization - Governing Law

         Humboldt Bancorp and Global Bancorp are both corporations organized under the laws of the State of California. Each is governed by the General Corporation Law, its Articles of Incorporation filed with the California Secretary of State, and by its Bylaws.

Authorized Stock

         Global Bancorp's Articles of Incorporation authorize the issuance of 2,000,000 shares of common stock, no par value, and 600,000 shares of Global Bancorp's preferred stock, no par value. At record date, [_______] shares of Global Bancorp's common stock were issued and outstanding, and no shares of Global Bancorp's preferred stock were outstanding.

         Humboldt Bancorp's Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, no par value. As of August 31, 1999, 4,564,950 shares of Humboldt Bancorp's common stock are issued and outstanding.

Board of Directors; Number of Directors

         Global Bancorp's Bylaws currently provide that the number of directors of Global Bancorp will not be less than four nor more than seven. There are currently five directors.

         Humboldt Bancorp's Bylaws provide for a range of directors from a stated minimum of 8 to a stated maximum of 15, with the exact number currently fixed at 12.

Term of Directors

         The Articles of Incorporation of both Global Bancorp and Humboldt Bancorp provide for one year terms for all directors, with annual election.

Election of Directors; Nomination of Directors; Voting Rights

         Holders of common stock of Global Bancorp and Humboldt Bancorp are entitled to one vote, in person or by proxy, for each share of common stock held of record in the shareholder's name, on any matter submitted to the vote of the shareholders, except that in connection with the election of directors, the shares may be voted cumulatively.

         The bylaws of Humboldt Bancorp require a shareholder who intends to nominate a candidate for election to the board of directors to give not less than 21 business days' advance notice to the secretary of Humboldt Bancorp. A shareholder wishing to nominate any person for election as a director must provide Humboldt Bancorp with information concerning the nominee and the proposing shareholder.

Amendment of Articles or Bylaws

         An amendment to the Articles of Incorporation of Global Bancorp and Humboldt Bancorp must be approved by a majority of the board of directors and by the shareholders owning a majority of the outstanding shares of common stock. The bylaws of either may be amended by a majority of the board of directors, except that the number of directors specified in its Bylaws may be changed only with the approval of the shareholders.

Majority Voting Requirements

         For all actions requiring shareholder consent, such as a merger or sale of the bank or an amendment to the Articles of Incorporation, both Global Bancorp and Humboldt Bancorp require approval of a simple majority of shareholders only.

Other Rights

         Each share of Global Bancorp common stock has the same rights, privileges and preferences as every other share and will share equally in Global Bancorp's net assets upon liquidation or dissolution. Global Bancorp's common stock has no conversion or redemption rights or sinking fund provisions. Holders of Global Bancorp common stock do not have preemptive rights to subscribe to additional stock issued by Global Bancorp.

         The holders of Humboldt Bancorp common stock have no preemptive or other subscription rights and there are no redemption, sinking fund or conversion privileges applicable thereto. Upon Humboldt Bancorp's liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities.

Indemnification

         Under the General Corporation Law, a corporation has the power to indemnify present and former directors, officers, employees and agents against expenses, judgments, fines and settlements if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. A corporation also has the power to indemnify a person who is a party to any action by or in the right of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders.

         The indemnification authorized by the General Corporation Law is not exclusive, and a corporation may grant its directors, officers, employees or other agents additional rights to indemnification. The Articles and Bylaws of both Global Bancorp and Humboldt Bancorp provide that each shall indemnify its officers and directors to the fullest extent permitted under California law.

Humboldt Bancorp Capital Stock Description

         Holders of Humboldt Bancorp common stock are entitled to dividends when, as and if declared by Humboldt Bancorp's board of directors out of funds legally available therefor (and after satisfaction of any prior rights of holders of outstanding preferred stock) subject to restrictions on payment of dividends imposed by the California Corporations Code and other applicable regulatory limitations. See "Dividend Policy." No preferred stock is authorized in the Humboldt Bancorp Articles. Options for Humboldt Bancorp Stock are outstanding. See "Humboldt Bancorp Executive Compensation -- Summary Compensation."

                                  MARKET PRICES

         Humboldt Bancorp's common stock is quoted on the OTC Bulletin Board under the symbol, "HBEK". Humboldt Bancorp has filed an application to list its common stock on the NASDAQ National Market.

         For the six months ended June 30, 1999, Humboldt Bancorp was aware of 35 trades of Humboldt Bancorp common stock totaling 34,600 shares of common stock. This compared with 51 trades totaling 40,900 shares for the year ended December 31, 1998, and 51 trades totaling 104,932 shares of Humboldt Bancorp's stock in the year ending December 31, 1997. Humboldt Bancorp, however, was informed by market makers of the high and low bid price for the common stock during the last two fiscal years and for the first six months of the current fiscal year as follows, but no assurances can be given that these high and low bid prices reflected the actual market value of Humboldt Bancorp's common stock. The high and low bids have been adjusted to give effect to prior stock dividends and splits. In addition, the prices indicated reflect inter-dealer prices, without retail mark-up, mark down or commission and may not represent actual transactions.



                                                    NUMBER OF
        YEAR            QUARTER                       TRADES               HIGH BID                 LOW BID
      --------      ----------------               -----------            ----------                -------
       -1999-        First Quarter                      16                  $11.90                   $ 9.60
                     Second Quarter                     19                  $12.75                   $ 9.60
                     Third Quarter                      29                  $16.10                   $12.00

       -1998-        First Quarter                      15                  $12.60                   $11.20
                     Second Quarter                     18                  $13.00                   $10.00
                     Third Quarter                       7                  $12.50                   $10.80
                     Fourth Quarter                     16                  $12.40                   $ 9.60

       -1997-        First Quarter                       5                  $ 9.20                   $ 8.45
                     Second Quarter                      8                  $11.60                   $ 9.20
                     Third Quarter                      23                  $12.40                   $11.00
                     Fourth Quarter                     15                  $12.50                   $11.60


         As of June 30, 1999, shares of common stock of Humboldt Bancorp were held by approximately 553 shareholders, not including those held in street name by several brokerage firms. As of June 30, 1999, a total of 865,937 shares of Humboldt Bancorp's common stock underlie outstanding options.

         Humboldt Bancorp distributed a 10% stock dividend on the common stock on May 30, 1996, 1997, and 1998. In addition, effective June 30, 1999, Humboldt Bancorp completed a 5-for-2 stock split. Humboldt Bancorp has never declared a cash dividend on the common stock. Payment of future dividends is at the discretion of the board of directors and will depend upon Humboldt Bancorp's earnings, financial condition, capital requirements, regulatory requirements and other factors as the board of directors deems appropriate.

Market for Global Bancorp Common Stock; Stock Price and Dividend Information

         No broker makes a market and there have been very few trades in Global Bancorp common stock. The trades that have occurred cannot be characterized as amounting to an established public trading market. Global Bancorp common stock is traded by individuals on a personal basis and trades are not quoted on the over-the-counter market. A small number of trades have been reported to Global Bancorp which acts as its own transfer agent.
Global Bancorp's management is unaware of the prices of such trades.

         As of August 31, 1999, there were approximately 96 shareholders of record of Global Bancorp common stock.

         Global Bancorp pays a quarterly dividend of $0.10 per share. Total dividends in 1999, 1998, 1997, and 1996 were $0.37, $0.38, $0.40 and $0.21.

                         PRO FORMA FINANCIAL STATEMENTS

         This proxy statement/prospectus contains in addition to historical information, "forward-looking statements." These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including those described below. Many of the factors that will determine results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements. Therefore, the information set forth in this proxy statement/prospectus should be carefully considered when evaluating the business prospects of Humboldt Bancorp and Global Bancorp on an individual and consolidated basis.

         Humboldt Bancorp will account for the merger using the purchase method of accounting. The purchase method accounts for a business combination such as the merger as the acquisition of one business by another. Humboldt Bancorp will record at its cost the acquired assets of Global Bancorp and Capital Thrift less the liabilities assumed. The difference between the cost of the acquisition and the fair value of the net assets acquired will be recorded as goodwill. The reported income of Humboldt Bancorp will include the operations of Global Bancorp and Capitol Thrift after acquisition, based on the cost to Humboldt Bancorp.

     The purchase price to acquire Global Bancorp will consist of a cash payment due at the merger date and a contingent payment in the form of a Humboldt Bancorp promissory note due on January 30, 2002, or 60 days from the occurrence of a material adverse effect with respect to Humboldt Bancorp, but in no event earlier than January 31, 2001. The amount of the note may be decreased or increased based on events identified in the merger agreement. Since the amount to be paid is contingent upon future events, the Humboldt Bancorp note will not be recorded as part of the purchase price until the contingencies are resolved and the consideration paid. As a result, the fair value of the net assets acquired exceeds the recorded purchase price in the following pro forma financial statements. Accordingly, the cost of non-current assets acquired are adjusted downward to zero and the excess is recorded as a deferred credit for negative goodwill. When the consideration is paid, the additional cost will first be applied against the deferred credit for negative goodwill with the excess, if any, used to restore premises and equipment to fair value. The remaining excess, if any, will be recorded as goodwill.

         The Statement of Income tables that follow contain information which is calculated by using "weighted average shares." The weighted average shares calculation takes into consideration both the number of shares outstanding and common share equivalents and the length of time the shares and equivalents were outstanding during the period. The weighted average shares calculation is then used to calculate basic and diluted earnings per share. At the election of Global Bancorp stockholders, up to $2,000,000 of the contingent payment under the Humboldt Bancorp promissory note may be paid in Humboldt Bancorp common stock. The number of shares issued under this provision, if any, will reduce Humboldt Bancorp's basic and fully diluted earnings per share.

         The following pro forma financial information combines the historical financial information of Humboldt Bancorp and Global Bancorp, the merger, acquisition of the two former CalFed branches, acquisition of the Silverado Merger Corporation and related private placement of Humboldt Bancorp common stock, and the purchase of the San Jose, California branch of Capitol Thrift as if the foregoing had occurred at the beginning of each period presented. The pro forma financial information does not take into consideration operational efficiencies or additional expenses that might have occurred as a result of combining the institutions. The following tables show the pro forma consolidated condensed balance sheets of Humboldt Bancorp following the foregoing transactions as of June 30, 1999 and pro forma consolidated condensed income statements of Humboldt Bancorp following the foregoing transactions for the six-month period ended June 30, 1999 and the year ended December 31, 1998.

         The pro forma financial information and related notes are based on the historical financial statements of Humboldt Bancorp and Global Bancorp giving effect to the merger under the purchase method of accounting and the assumptions and adjustments in the accompanying notes to the pro forma financial information. The pro forma financial information also takes into account the merger, the acquisition of the two former CalFed branches, acquisition of Silverado Merger Corporation and the related private placement, and the purchase of the San Jose, California branch of Capitol Thrift in the earlier periods presented. The pro forma financial information further assumes the issuance of approximately _______ shares at $____ per share. The pro forma financial information is not necessarily indicative of the financial position or results of operations of Humboldt Bancorp following the transactions as it may be in the future or as it might have been had the transactions been affected on the assumed dates.

         The pro forma financial information should be read in conjunction with the historical financial statements of Humboldt Bancorp and Global Bancorp and the notes related thereto, presented elsewhere in this proxy statement/prospectus.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1999
                                   (Unaudited)


                                                Historical
                                            -----------------------
                                              Humboldt       Global           As               Pro Forma         Pro Forma,
(Dollars in Thousands)                         Bancorp      Bancorp        Adjusted           Adjustments       As Adjusted
                                            ----------      --------      ----------          -----------       ------------

Assets
  Cash and due from banks                  $  28,534       $   642       $                   $                  $  29,176
  Federal funds sold                          10,534         5,801         69,328 B             (11,000) A(1)      82,529
                                                                            1,866 D
                                                                            6,000 E
  Investment securities available-
    for-sale                                  68,394         9,463                                                 77,857
  Loans and leases, net of allowance
    for loan and lease losses and
    unearned income                          197,717       101,063             56 B               3,500  A(3)     302,336

  Premises and equipment, net                  8,648           691            657 B                (691) A(4)       9,305

  Accrued interest and other assets           16,562         5,356          2,384 B              (1,156) A(4)      23,191
                                                                               45 C
                                            ---------      --------       --------             ---------         ---------
      Total assets                         $ 330,389      $123,016       $ 80,336            $   (9,347)        $ 524,394
                                            =========      ========       ========             =========         =========

Liabilities
  Deposits
     Non-interest-bearing                  $ 102,261      $      -       $    874 B                             $ 103,135
     Interest-bearing                        188,347       111,089         71,287 B                               370,723
                                           ---------       --------       --------             ---------         ---------
       Total deposits                        290,608       111,089         72,161                     -           473,858
  Accrued interest and other liabilities       5,338           560            264 B               2,020  A(4)       8,227
                                                                               45 C

    Long-term debt                             4,660             -                                                  4,660
                                           ---------       --------       --------             ---------         ---------
    Total liabilities                        300,606       111,649         72,470                 2,020           486,745

Stockholders' Equity
  Common Stock                                26,095         7,831          1,866 D              (7,831) A(2)      33,961
                                                                            6,000 E
  Retained earnings                            3,575         3,525                               (3,525) A(2)       3,575
  Accumulated other comprehensive
    income                                       113            11                                  (11) A(2)         113
                                           ---------       --------       --------             ---------         ---------
      Total stockholders' equity              29,783        11,367          7,866               (11,367)           37,649
                                           ---------       --------       --------             ---------         ---------
      Total Liabilities and
      Stockholders' Equity                 $ 330,389     $ 123,016       $ 80,336              $ (9,347)        $ 524,394
                                           =========     =========       ========              =========         =========


                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1998
                                   (Unaudited)


                                                 Historical
                                           -----------------------

(Dollars in Thousands                       Humboldt      Global           As               Pro Forma           Pro Forma,
except per share amounts)                   Bancorp       Bancorp       Adjusted           Adjustments         As Adjusted
                                           ---------      -------      ---------           -----------         -----------

Interest Income
  Interest and fees on loans and
leases                                    $  18,762       $ 11,721      $  3,466 B         $     (500) A(3)      $  33,293
                                                                            (156)E
  Interest on investments                     4,742          1,232                                                   5,974
                                          ---------       --------       --------           ----------            ---------
    Total interest income                    23,504         12,953         3,310                 (500)              39,267
                                          ---------       --------       --------           ----------            ---------

Interest Expense
  Interest on deposits                        7,565          6,843         3,492 B                                  17,900
  Interest on long-term debt                    177              -                                                     177
                                          ---------       --------       --------           ----------            ---------
    Total interest expense                    7,742          6,843         3,492                                    18,077
                                          ---------       --------       --------           ----------            ---------
    Net interest income                      15,762          6,110          (182)                (500)              21,190
Provision for Loan and Lease Losses           2,124            226                                                   2,350
                                          ---------       --------       --------           ----------            ---------
Net Interest Income After Provision
  for Loan and Lease Losses                  13,638          5,884          (182)                (500)              18,840
                                          ---------       --------       --------           ----------            ---------
Non-interest Income
  Service charges and fees                   11,828            826                                134 A(4)          12,788
  Net gain on sale of loans                     645            476                                                   1,121
                                          ---------       --------       --------           ----------            ---------
     Total non-interest income               12,473          1,302             -                  134               13,909
                                          ---------       --------       --------           ----------            ---------
  Salaries and employee benefits              9,151          2,023                                                  11,174
  Net occupancy and equipment                 2,711            440           176 B               (128) A(4)          3,199
  Loss on sale and provision for
    losses on real property held for sale         -          1,224                                                   1,224
  Other expenses                              7,716          1,786           447 B                                   9,949
                                          ---------       --------       --------           ----------            ---------
    Total non-interest expense               19,578          5,473           623                 (128)              25,546
                                          ---------       --------       --------           ----------            ---------
Income Before Income Taxes                    6,533          1,713          (805)                (238)               7,203
Provision for Income Taxes                    2,517            658          (331)F               (153) F             2,691
                                          ---------       --------       --------           ----------            ---------
Net Income                               $    4,016       $  1,055      $   (474)           $     (85)            $  4,512
                                         ==========       =========      ========           ==========            =========

Net Income per Share of
  Common Stock
  Basic                                                                                                            $
                                                                                                                   ========
  Diluted                                                                                                          $
                                                                                                                   ========
Weighted Average Common
  Shares Outstanding
  Basic                                                                                                            $
                                                                                                                   ========
  Diluted                                                                                                          $
                                                                                                                   ========

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 30, 1999
                                   (Unaudited)



                                                Historical
                                        ------------------------
(Dollars in Thousands
except per share amounts)                Humboldt         Global               As            Pro Forma       Pro Forma,
                                          Bancorp         Bancorp           Adjusted        Adjustments      As Adjusted
                                        ----------       ---------        -----------       ------------    ------------
Interest Income
  Interest and fees on loans and
leases                                  $  9,266          $ 5,220          $  1,733 B        $ (250) A(3)     $   15,891
                                                                                (78)E
  Interest on investments                  2,240              533                                                  2,773
                                        ---------        ---------         ---------          -------          ---------
    Total interest income                 11,506            5,753             1,655            (250)              18,664
                                        ---------        ---------         ---------          -------          ---------
Interest Expense
  Interest on deposits                     3,435            2,911             1,746 B                              8,092
  Interest on long-term debt                 146                -                                                    146
                                        ---------        ---------         ---------          -------          ---------
    Total interest expense                 3,581            2,911             1,746                -               8,238
                                        ---------        ---------         ---------          -------          ---------
    Net interest income                    7,925            2,842               (91)            (250)             10,426
Provision for Loan and Lease Losses          506              391                                                    897
                                        ---------        ---------         ---------          -------          ---------
Net Interest Income After Provision
  for Loan and Lease Losses                7,419            2,451               (91)            (50)              9,529
                                        ---------        ---------         ---------          -------          ---------
Non-interest Income
  Service charges and fees                 8,364              334                                 67 A(4)          8,765
  Net gain on sale of loans                  298              236                                                    534
                                        ---------        ---------         ---------          -------          ---------
      Total non-interest income            8,662              570                 -               67               9,299
                                        ---------        ---------         ---------          -------          ---------
Non-interest Expense
  Salaries and employee benefits           5,570            1,030                                                  6,600
  Net occupancy and equipment              1,285              243                88 B           (107) A(4)         1,509
  Other expenses                           6,107              827               224 B                              7,158
                                        ---------        ---------         ---------          -------          ---------
    Total non-interest expense            12,962            2,100               312             (107)             15,267
                                        ---------        ---------         ---------          -------          ---------
Income Before Income Taxes                 3,119              921              (403)             (76)              3,561
Provision for Income Taxes                 1,025              201              (165)             (59)F             1,002
                                        ---------        ---------         ---------          -------          ---------
Net Income                              $  2,094          $   720          $   (238)         $   (17)           $  2,559
                                        =========        =========         =========          =======           ========

Net Income per Share of
  Common Stock
  Basic                                                                                                          $
                                                                                                                 ========
  Diluted                                                                                                        $
                                                                                                                 ========
Weighted Average Common
  Shares Outstanding
  Basic                                                                                                          $
                                                                                                                 ========
  Diluted                                                                                                        $
                                                                                                                 ========


Notes to Pro Forma  Consolidated  Financial  Statements

A The Merger of Humboldt Bancorp and Global Bancorp, and the Acquisition of the San Jose branch of Capitol Thrift. Humboldt Bancorp will acquire Global Bancorp's outstanding common stock and Humboldt Bank will acquire the San Jose branch of Capitol Thrift for approximately $16,500,000, payable in cash of approximately $11.0 million and a contingent payment in the form of a Humboldt Bancorp promissory note of approximately $5,500,000. The merger and branch acquisition are treated as a single transaction in the consolidated financial statements. The promissory note is due January 30, 2002 and the amount payable may be decreased or increased based on events identified in the merger agreement. Since the amount to be paid is contingent upon future events, generally accepted accounting principles require that this note be recorded when the contingencies are resolved and the consideration is paid. Accordingly, the purchase accounting adjustments to record the acquisition are summarized below (dollars in thousands):

          Purchase price to be paid in cash at merger date       $11,000 (1)
          Less historical net assets acquired                     11,367 (2)
                                                                 --------
          Discount to allocate                                   $  (367)
                                                                 ========

          Adjustments to the historical net assets acquired
             Loans and leases                                    $ 3,500  (3)
             Premises and equipment                                 (691) (4)
             Accrued interest and other assets                    (1,156) (4)
             Deferred credit for negative goodwill                (2,020) (4)
                                                                  -------
         Allocated discount                                      $  (367)
                                                                  =======

          (1)  Cash portion of price paid for Global Bancorp.
          (2) Acquisition of all of the outstanding shares of Global Bancorp's common stock results in recording Global Bancorp's assets and liabilities on the books of Humboldt Bancorp and subsidiaries and the elimination of Global Bancorp's stockholders' equity.
          (3) To adjust the carrying value of loans at Global Bancorp to estimated fair value. This amount will be recognized as an adjustment to yield over the estimated life of the related loans. The carrying value of all other assets and liabilities approximates estimated fair value, except as noted in footnote
               (4) below.
          (4) The fair value of the net assets acquired exceeds the purchase price in this pro forma scenario. Accordingly, the cost of noncurrent assets acquired, in this case premises and equipment, are adjusted downward to zero and the excess is recorded as a deferred credit for negative goodwill. A deferred tax liability of $1,156 is recorded and netted against deferred tax assets as a result of the tax effect of the fair value adjustment to loans and leases and the reduction in premises and equipment. Depreciation expense related to the reduction of premises and equipment to zero has been eliminated from the pro forma statements. The deferred credit for negative goodwill will be amortized using the straight-line method over 15 years. When the contingencies related to the promissory note are resolved and the additional consideration is paid, the additional cost will first be applied against the deferred credit for negative goodwill with the excess, if any, used to restore premises and equipment to fair value. The remaining excess, if any, will be recorded as goodwill and amortized using the straight-line method over 15 years. Up to $2,000,000 of the contingent payment under the promissory note may be paid in Humboldt Bancorp common stock. The number of shares issued under this provision, if any, will reduce basic and fully diluted earnings per share.

     B Humboldt Bank Acquisition of CalFed Branches. In August 1999, Humboldt Bank acquired the deposits of two branch offices of CalFed Bank. The premium paid to acquire the deposits of approximately $2,384,000 was allocated to core deposit intangible asset. The estimated runoff of these deposits will result in amortization of the balance of the core deposit intangible asset on an accelerated basis over a period of ten years. Adjustments were also made to the pro forma statements of income to estimate the additional interest income, interest expense and depreciation expense that would result from this transaction using an estimated average interest rate earned on federal funds sold of approximately 5.0%, an average rate paid on the deposits of approximately 4.9% and depreciation computed using the straight-line method over the estimated lives of the premises and equipment acquired.

     C Humboldt Bancorp Acquisition of Silverado Merger Corporation. In September 1999, Humboldt Bancorp acquired all of the outstanding shares of Silverado Merger Corporation for 45,002 shares of Humboldt Bancorp restricted common stock and warrants to purchase up to 90,000 shares of Humboldt Bancorp stock for $12.00 per share. Humboldt Bancorp has the right to repurchase the 45,002 shares of common stock for $1.00 each, and the warrants to purchase up to 90,000 shares of common stock for $12.00 per share cannot become exercisable, in the event Capitol Valley Bank fails to achieve certain business objectives by December 31, 2001. Until the contingencies related to the issuance of the restricted stock and warrants are resolved, the amount recorded for this transaction will be a liability of $45,002 and the stock and warrants issued will not be included in per share information. The fair value as of the merger date of the stock and warrants issued to the Silverado Merger Corporation stockholders will be recorded as an additional cost of the acquisition if all the requirements of the acquisition agreement are achieved. Otherwise, the 45,002 shares of restricted stock will be repurchased for $1.00 per share and the warrants will expire.

     D Private Placement of Humboldt Bancorp Common Stock. The total amount purchased subsequent to June 30, 1999 pursuant to the private placements of Humboldt Bancorp common stock less offering costs was approximately $1,866,000. The former Silverado Merger Corporation stockholders' purchased 133,487 shares of restricted common stock at $12.00 per share, thereby fulfilling the acquisition agreement requirement to purchase stock. The directors of Capitol Valley Bank purchased 22,250 shares at $12.00 per share.

     E Humboldt Bancorp Stock Offering. In this scenario, it is assumed the acquisition of Global Bancorp will take place after the sale of _____ shares of Humboldt Bancorp common stock at a price of $____ per share. The pro forma statements of income are adjusted to recognize the estimated loss of earnings from the net funds used to acquire Global Bancorp at an estimated average rate earned on federal funds sold of 5.0%.

     F Income Tax Effect. These amounts represent the estimated tax effect of the transactions described in preceding Notes computed at an effective combined federal and state tax rate of 41.15%. Amortization of the deferred credit for negative goodwill described in Note A is not taxable.

                      REGULATORY CAPITAL AND LEVERAGE RATIO

     The following table illustrates the actual regulatory capital and leverage ratios of Humboldt Bancorp and Global Bancorp and the pro forma regulatory capital and leverage ratios of Humboldt Bancorp, as of June 30, 1999. The pro forma ratios are stated after giving effect to this offering and the acquisitions, assuming $6.0 million in net proceeds is raised in the public offering; all of which is held in cash or cash equivalent investments. Please refer to "Unaudited Pro Forma Combined Financial Data" and the assumptions set forth therein.


                                                                              At June 30, 1999
                                                                 --------------------------------------------
                                                                                 Tier 1           Total
                                                                  Leverage      Risk-Based      Risk-Based
                                                                   Ratio      Capital Ratio   Capital Ratio
                                                                 ----------- ---------------- ---------------
Humboldt Bancorp                                                    8.67%         11.98%          13.23%
Global Bancorp                                                      9.13%         11.15%          12.40%
Minimum regulatory requirement for a "well-capitalized" bank (1)    5.00%          6.00%          10.00%
Minimum regulatory capital for a bank (1)                           4.00%          4.00%           8.00%
Pro forma for Humboldt Bancorp after the offering and               6.91%         10.15%          11.33%
acquisitions
Minimum regulatory capital for a holding company  (2)               4.00%          4.00%           8.00%



(1) Pursuant to regulations of the Federal Deposit Insurance Corporation. Please refer to "Supervision and Regulation - Capital Standards."

(2) Pursuant to regulations of the Federal Reserve board. Please refer to "Supervision and Regulation - Capital Standards."

                    HUMBOLDT BANCORP SELECTED FINANCIAL DATA

     The following table sets forth selected financial data of Humboldt Bancorp (on a consolidated basis) as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998, and as of and for the six months ended June 30, 1998 and 1999, and should be read in conjunction with Management's Discussion and Analysis and with the financial statements presented elsewhere.



                                                                                                As Of And For The
(Dollars In Thousands except per                        As Of And For The                          Six Months
share data)                                          Years Ended December 31,                    Ended June 30,
                                      ------------------------------------------------------- ----------------------
                                       1994 (1)   1995 (1)    1996       1997        1998        1998       1999
                                      ---------- ---------- ---------- ---------- ----------- ----------- ----------
                                                                                                   (Unaudited)
Income Statement Data
Interest income                        $ 11,163   $ 15,241   $ 16,562   $ 20,053   $  23,504   $  11,733   $ 11,506
Interest expense                          3,540      5,244      5,549      7,024       7,742       3,907      3,581
                                      ---------- ---------- ---------- ---------- ----------- ----------- ----------
     Net interest income                  7,623      9,997     11,013     13,029      15,762       7,826      7,925
Provision for loan and lease losses         783        792        533        773       2,124       1,024        506
                                      ---------- ---------- ---------- ---------- ----------- ----------- ----------
Net interest income after provision
for            loan and lease losses      6,840      9,205     10,480     12,256      13,638       6,802      7,419
Non-interest income                       1,463      3,509      5,747      8,109      12,473       5,237      8,662
Non-interest expense                      6,240      9,149     11,325     15,496      19,578       9,281     12,962
                                      ---------- ---------- ---------- ---------- ----------- ----------- ----------
        Income before provision for
             income taxes                 2,063      3,565      4,902      4,869       6,533       2,758      3,119
Provision for income taxes                  762      1,363      1,926      1,611       2,517       1,055      1,025
                                      ---------- ---------- ---------- ---------- ----------- ----------- ----------
Net income                             $  1,301   $  2,202   $  2,976   $  3,258    $  4,016    $  1,703   $  2,094
                                      ========== ========== ========== ========== =========== =========== ==========


                                                                                                As Of And For The
(Dollars In Thousands except per                        As Of And For The                          Six Months
share data)                                          Years Ended December 31,                    Ended June 30,
                                      ------------------------------------------------------- ----------------------
                                       1994 (1)   1995 (1)    1996       1997        1998        1998       1999
                                      --------- ---------- ---------- ---------- ----------- ----------- ----------

Balance Sheet Data
Investment securities                $   37,258 $   53,875 $   39,933 $   80,180  $   77,802   $  72,970 $   68,394
Total net loans and leases           $   92,462 $  115,117 $  142,824 $  157,512  $  186,038   $ 172,697 $  197,717
Total assets                         $  152,863 $  193,912 $  214,738 $  284,087  $  319,975   $ 301,633 $  330,389
Total deposits                       $  137,624 $  174,526 $  192,576 $  255,186  $  283,967   $ 269,115 $  290,608
Total shareholders' equity           $   13,569 $   16,934 $   19,600 $   23,554  $   27,848   $  25,095 $   29,783
Per Share Data (2)
Net income
Basic                                $     0.36 $     0.52 $     0.71 $     0.75  $     0.91   $    0.39 $     0.46
Diluted                              $     0.35 $     0.49 $     0.64 $     0.67  $     0.82   $    0.35 $     0.42
Book value                           $     3.23 $     4.02 $     4.59 $     5.43  $     6.23   $    5.65 $     6.57
Weighted average shares outstanding
Basic                                 3,610,000  4,204,000  4,215,000  4,324,000   4,433,000   4,404,000  4,515,000
Diluted                               3,759,000  4,466,000  4,668,000  4,841,000   4,890,000   4,875,000  4,934,000
Selected Ratios (3)
Return on average assets                   0.93%      1.22%      1.48%      1.30%       1.32%       1.17%      1.28%
Return on average equity                  12.08%     14.57%     16.96%     14.50%      16.02%      14.10%     14.44%
Total loans to deposits                   67.18%     65.96%     74.17%     61.72%      65.51%      64.17%     68.04%
Net interest margin                        6.01%      6.07%      5.98%      5.85%       5.94%       6.13%      5.69%
Efficiency ratio (4)                      68.68%     67.74%     67.57%     73.31%      69.34%      71.20%     78.85%
Asset Quality Ratios
Reserve for loan and lease losses to:
Ending total loans and leases              1.42%      1.60%      1.48%      1.48%       1.62%       1.50%      1.64%
Nonperforming assets                     260.98%    195.60%    351.80%    128.02%     420.22%     212.92%    243.99%
Nonperforming assets to ending total
assets                                     0.33%      0.49%      0.28%      0.65%       0.23%       0.41%      0.41%
Net loan and lease charge-offs
(recoveries) to average loans and
leases                                     0.34%      0.25%      0.19%      0.36%       0.82%       1.83%      0.28%
Reserve/nonperforming loans              260.98%    195.60%    569.23%    139.14%     553.44%     296.51%    280.39%
Capital Ratios
Average stockholders' equity to
average                                    7.50%      8.40%      8.85%      8.48%       8.35%       8.28%      8.87%
assets

Tier 1 capital ratio (5)                  12.52%     11.37%     11.35%     10.79%      10.41%      10.70%     11.98%
Total risk-based capital ratio (6)        13.78%     12.62%     12.60%     12.02%      11.66%      11.90%     13.23%
Leverage ratio (7)                         8.55%      7.64%      8.53%      7.38%       7.23%       7.89%      8.67%
Other
End of period ("EOP") common stock
outstanding                           4,199,000  4,212,000  4,266,000  4,335,000   4,470,000   4,439,000  4,533,000
Average assets                       $  139,982 $  180,584 $  201,780 $  251,095 $   304,515 $   294,079 $  329,638
Average earning assets               $  126,809 $  164,844 $  183,930 $  222,555 $   265,355 $   257,387 $  280,934
Number of branch offices (8)                  4          7          8          9           8           9          8
Number of full-time equiv. employees        101        130        175        209         250         248        286


(1) Represents financial data for Humboldt Bank. Humboldt Bancorp completed its reorganization as a holding company on January 2, 1996.

(2) Per share data reflects retroactive restatement for 10% stock dividends in 1994, 1995, 1996, 1997, and 1998, and a five-for-two stock split in 1999.

(3)  Annualized, when appropriate.

(4) Efficiency ratio is non-interest expense divided by the sum of net interest income plus non-interest income.

(5)  Tier I capital divided by risk-weighted assets.

(6)  Total capital divided by risk-weighted assets.

(7)  Tier I capital divided by average assets.

(8)  Including head office.

                          HUMBOLDT BANCORP MANAGEMENT'S
                 DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

         The following management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described in the section entitled "Risk Factors" and elsewhere in this prospectus.

General

         Humboldt Bancorp's results of operations are primarily dependent upon the results of operations of Humboldt Bank and Capitol Valley Bank and, to a lesser extent, Bancorp Financial Services. Humboldt Bank and Capitol Valley Bank conduct general commercial banking business, such as gathering deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes. Bancorp Financial Services makes consumer automobile loans and commercial equipment leases, of less than $100,000, to small businesses. Reference to Humboldt Bancorp in this section constitutes reference to Humboldt Bank, and Capitol Valley Bank which began operations March 3, 1999. Reference to Humboldt Bank is a reference to just Humboldt Bank and reference to Capitol Valley Bank is a reference to just Capitol Valley Bank.

         Humboldt Bancorp's profitability depends on net interest income, which is the difference between (a) interest income generated by interest-earning assets (i.e., loans and investments) and (b) interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities, as well as the relative amounts of interest-earning assets and interest-bearing liabilities. If the total of interest-earning assets approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" or "net interest margin," which is net interest income divided by average interest-earning assets.

         More recently and because of the limited loan growth in the Humboldt-Trinity, California area, a substantial part of our revenues are also derived from non-interest income. Non-interest income consists primarily of fees generated by the Merchant Bankcard and Issuing Bankcard (Credit Card) Departments and lease residuals and rentals generated by the Lease Finance Department. During the year ended December 31, 1994, Humboldt Bank began to emphasize the growth in such fees and other income. For the years ended December 31, 1998, 1997 and 1996, fees and other income were $9.7 million, $6.9 million and $4.3 million, respectively. Of this growth, most can be attributed to Humboldt Bank's Merchant Bankcard processing fees. During the first six months ended June 30, 1999, Humboldt Bank continued to reduce its Issuing Bankcard (Credit Card) activities. This planned reduction in credit card receivables was initiated in early 1997 due to increased competition in all credit card issuing markets and a noticeable trend in charge-offs in connection with credit card receivables. The focus of the Issuing Bankcard (Credit Card) Department is now issuance of credit cards to Humboldt Bank customers.

         Although Humboldt Bancorp intends to diversify its growth of traditional banking through the establishment of Capitol Valley Bank and acquisition of Global Bancorp and Capitol Thrift, Humboldt Bancorp will continue to emphasize revenues from non-interest income. For example, during 1997 Humboldt Bancorp, along with Tehama Bancorp, formed Bancorp Financial Services. Bancorp Financial Services makes consumer automobile loans and commercial equipment leases, of less than $100,000, to small businesses. Humboldt Bank's Lease Finance Department operations, on the other hand, consist principally of the leasing of point-of-sale terminals, printers for credit card vouchers and related equipment. Humboldt Bancorp accounts for its investment in Bancorp Financial Services using the equity method in which only Humboldt Bancorp's net investment in Bancorp Financial Services is accounted for on Humboldt Bancorp's financial statements rather than Bancorp Financial Services' financial statements being consolidated with Humboldt Bancorp's financial statements. Therefore, the following discussion does not include a detailed description of Bancorp Financial Services' operations. See "Business of Humboldt Bancorp - Bancorp Financial Services."

         To a lesser extent, Humboldt Bancorp's profitability is also affected by such factors as the level of non-interest expenses, the provision for loan losses, and the effective tax rate. Non-interest expenses consist of salaries and benefits, fixed assets (occupancy related expenses), and merchant and proprietary expenses related to the Merchant Bankcard Department.

         Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of Humboldt Bancorp and Humboldt Bank for the fiscal years ended December 31, 1998, 1997 and 1996, and of Humboldt Bancorp, Humboldt Bank and Capitol Valley Bank for the six months ended June 30, 1999. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere herein.

Summary of Operations

         For the six months ended June 30, 1999, net income was $2.1 million, an increase of 23.5% over net income of $1.7 million earned during the six months ended June 30, 1998. Diluted earnings per share were $0.42 and $0.35 for the six months ended June 30, 1999 and June 30, 1998, respectively. Annualized return on average assets was 1.3% for the six months ended June 30, 1999, compared with 1.2% for the comparable six months in 1998. For the first six months of 1999 annualized return on average equity was 14.4%, compared with 14.1% during the first six months of 1998. The increase in earnings for the six months ended June 30, 1999, versus the comparable period in 1998 can be attributed to growth in earning assets, fee income growth, and increased customer activity at the Merchant Bankcard level.

         Humboldt Bancorp reported net income of $4.0 million for the year ended December 31, 1998, compared to $3.3 million for the year ended December 31, 1997. Increase in net income is attributable to an increase of $2.8 million or 21.5% in net interest income and an increase in other non-interest income of $4.4 million or 54.3%. These increases were offset by an increase in provision for loan losses of $1.3 million or 162.5%, an increase in other non interest expense of $4.1 million or 26.5% and an increase in provision for income taxes of $906,000 or 56.2%. The increase in net interest income is attributable to the substantial increase in earning assets and a slight increase in the net interest yield. The increase in non-interest income is primarily attributable to substantial increases in Merchant Bankcard Department activities and Issuing Bankcard (Credit Card) Department income and to increases in service charges on deposit accounts. These increases were offset in part by a decrease in gains on sale of loans and investments. The increase in non-interest expense is primarily attributable to increases in salaries and employee benefits and Merchant Bankcard expenses. These increases can be attributed to the continued growth of Humboldt Bank and Humboldt Bancorp. These increases were offset in part by a decrease in Issuing Bankcard (Credit Card) Department expenses. The increase in provision for loan losses is attributable to an increase in loans originated by Humboldt Bank, and a recognition of an increase in charge-offs in the Issuing Bankcard (Credit Card) Department and Lease Finance Department.

         Humboldt Bancorp reported net income of $3.3 million for the year ended December 31, 1997, compared to $3.0 million for the year ended December 31, 1996. The increase in net income is attributable to an increase of $2.0 million or 18.2% in net interest income, and an increase in other non-interest income of $2.4 million or 42.1%. These increases were offset by an increase in provision for loan losses of $240,000 or 45.0% from 1996, an increase in other non-interest expense of $4.2 million or 37.2%, and a decrease in provision for income taxes of $315,000 or 16.4%. The increase in net interest income is attributable to the substantial increase in earning assets offset by a slight decrease in net interest yield. The increase in non-interest income is attributable to substantial increases in the Merchant Bankcard and Issuing Bankcard (Credit Card) Departments' income, to increases in service charges on deposit accounts, and increased lease residuals and rentals in the Lease Finance Department. These increases were offset in part by a decrease in gains on sale of loans and investments. The increase in other non-interest expense is attributable to increases in salaries and employee benefits, fixed asset expenses, professional service expense, Issuing Bankcard (Credit Card)
Department and Merchant Bankcard Department expenses. These increases were offset in part by a decrease in Federal Deposit Insurance Corporation expense and data processing expense. The increase in provision for loan losses is attributable to an increase in loans originated, and a recognition of Humboldt Bank's potential credit risk in the Issuing Bankcard (Credit Card) Department. Although pre-tax income increased, the provision for income taxes decreased as a result of Humboldt Bancorp taking advantage of some deferred tax benefits.

Results of Operations

         Net Interest Income

         Net interest income represents the excess of interest income and loan fees earned by Humboldt Bancorp on its earning assets over the interest expense paid on its interest bearing liabilities and other borrowed money. Net interest income as a percentage of average interest-earning assets is referred to as net interest margin. The levels of interest-earning assets and interest-bearing liabilities as well as changes in interest rates affect the level of net interest income. During periods of rapidly changing interest rates, Humboldt Bancorp's earnings can be significantly affected because interest rates on a substantial amount of the earning assets are tied to prime and therefore tend to change immediately, whereas interest rates on liabilities have a tendency to change more slowly, and normally only upon the maturity of the liability.

Average Balances and Average Rates Earned and Paid

         The following table shows unaudited average balances and interest income or interest expense, with the resulting average yield or rates by category of earning assets or interest-bearing liabilities.



(Dollars in Thousands)          Year Ended December 31, 1997     Year Ended December 31, 1998       Six Months Ended June 30,
                                                                                                             1999 (1)
                               -------------------------------  --------------------------------  -------------------------------
                                           Interest   Average               Interest   Average                 Interest   Average
                                Average     Income    Yields     Average     Income    Yields       Average     Income    Yields
(Unaudited)                     Balance   or Expense  or Rate    Balance   or Expense  or Rate      Balance   or Expense  or Rate
                               ---------- ---------- ---------  ---------- ---------- ----------  ----------- ---------- --------
Interest-earning assets:
Loans and Leases                $151,695   $ 15,961     10.52%   $175,173   $ 18,762      10.71%   $ 192,945   $  9,266     9.68%
Investment securities:
Taxable securities                46,989      2,783      5.92      63,494      3,317       5.22       57,482      1,482     5.20
Nontaxable securities (2)         10,396        569      5.47      13,682        739       5.40       15,968        422     5.33
    Interest-earning balances
due from banks                     2,164        128      5.91       3,502        174       4.97        2,771         62     4.51
Federal funds sold                11,311        612      5.41       9,504        512       5.39       11,768        274     4.63
                               ---------- ---------- ---------  ---------- ---------- ----------  ----------- ---------- --------
Total interest-earning
assets(3)                        222,555     20,053      9.01     265,355     23,504       8.86      280,934     11,506     8.26
Cash and due from banks           12,679                           20,157
                                                                                                      26,073
Premises and equipment, net        5,860                            7,120                              8,333
Loan and lease loss allowance    (2,312)                          (2,626)                            (3,230)
Other assets                      12,313                           14,509                             17,518
                               ----------                       ----------                        -----------
Total assets                    $251,095                         $304,515                          $ 329,628
                               ==========                       ==========                        ===========
Interest-bearing liabilities:
Interest-bearing checking and
savings accounts                $ 66,153      1,516      2.29%   $ 72,594      1,439       1.98%   $  71,776        594     1.67%

Time deposit and IRA accounts    100,072      5,457      5.45     114,633      6,126       5.34      117,883      2,841     4.86


(Dollars in Thousands)          Year Ended December 31, 1997     Year Ended December 31, 1998       Six Months Ended June 30,
                                                                                                             1999 (1)
                               -------------------------------  --------------------------------  -------------------------------
                                           Interest   Average               Interest   Average                 Interest   Average
                                Average     Income    Yields     Average     Income    Yields       Average     Income    Yields
(Unaudited)                     Balance   or Expense  or Rate    Balance   or Expense  or Rate      Balance   or Expense  or Rate
                               ---------- ---------- ---------  ---------- ---------- ----------  ----------- ---------- --------
Borrowed funds                       828         51      6.16       3,003        177       5.89        4,407        146     6.68
                               ---------- ---------- ---------  ---------- ---------- ----------  ----------- ---------- --------
Total interest-bearing           167,053      7,024      4.20     190,230                  4.07      194,066                3.72
liabilities                                                                    7,742                              3,581
Non-interest-bearing deposits     59,050                           83,965                            101,024
Other liabilities                  3,694                            4,883                              5,291
                               ----------                       ----------                        -----------
Total liabilities                229,797                          279,078                            300,381
Stockholders' equity              21,298                           25,437                             29,247
                               ----------                       ----------                        -----------
Total liabilities and
stockholders' equity            $251,095                         $304,515                          $ 329,628
                                ========                         ========                          =========
Net interest income                        $ 13,029                         $ 15,762                           $  7,925
                                          ==========                       ==========                         ==========
Net interest spread                                      4.81  %                           4.79  %                          4.54 %
                                                     =========                        ==========                         ========
Average yield on average
earning assets (2)                                       9.01  %                           8.86  %                          8.26 %
                                                     =========                        ==========                         ========
Interest expense to average
earning assets (1)                                       3.16  %                           2.92  %                          2.57 %
                                                     =========                        ==========                         ========
Net interest margin (4)                                  5.85  %                           5.94  %                          5.69 %
                                                     =========                        ==========                         ========
--------------------------------



(1) Average yields and rates for the six months ended June 30, 1999, have been annualized.

(2)  Tax-exempt income has not been adjusted to its tax-equivalent basis.

(3)  Nonaccrual loans are included in the average balance.

(4) Net interest margin is computed by dividing net interest income by total average earning assets.

Analysis of Changes in Interest Differential

         The following table shows the unaudited dollar amount of the increase (decrease) in Humboldt Bancorp's net interest income and expense and attributes such dollar amounts to changes in volume as well as changes in rates. Rate and volume variances have been allocated proportionally between rate and volume changes.



                                        Year Ended                   Year Ended                 Six Months Ended
(Dollars in Thousands)               December 31, 1997           December 31, 1998                June 30, 1999
                                         over 1996                   over 1997                 over June 30, 1998
                                ---------------------------- ---------------------------  ------------------------------
                                Increase (Decrease) Due To   Increase (Decrease) Due To    Increase (Decrease) Due To
                                ---------------------------- ---------------------------  ------------------------------
                                 Volume    Rate     Total     Volume    Rate     Total     Volume     Rate      Total
                                --------- -------- --------- --------- -------  --------  --------- ---------- ---------
Interest Income Attributable To:
Loans and Leases                 $ 1,842    $ 346   $ 2,188   $ 2,451   $ 350   $ 2,801    $ 1,299   $ (1,098)   $  201
Investment securities                976       10       986     1,220    (516)      704       (105)      (342)     (447)
Balance due from banks                63       16        79        13      33        46        (17)        (9)      (26)
Federal funds sold                   213       25       238       (98)    (2)      (100)        91        (46)       45
                                --------- -------- --------- --------- -------  --------  --------- ---------- ---------
Total increase (decrease)          3,094      397     3,491     3,586    (135)    3,451      1,268     (1,495)     (227)
                                --------- -------- --------- --------- -------  --------  --------- ---------- ---------
Interest Expense Attributable
To:
Now and Super Now                     29       (2)       27        28     (11)       17          7         (23)     (16)
Savings                               73      (29)       44        19       -        19         (5)        (17)     (22)
Money Market                         114       87       201        88    (201)     (113)       (21)       (137)    (158)
Time Deposits                      1,106       95     1,201       795    (126)      669        156        (359)    (203)
Borrowed funds                         2        -         2       174     (48)      126         52          21       73
                                --------- -------- --------- --------- -------  --------  --------- ---------- ---------
Total increase (decrease)          1,324      151     1,475     1,104    (386)      718        189        (515)    (326)
                                --------- -------- --------- --------- -------  --------  --------- ---------- ---------
Total Change in Net Interest     $ 1,770    $ 246   $ 2,016   $ 2,482   $ 251   $ 2,733    $ 1,079    $   (980)  $   99
                                ========= ======== ========= ========= =======  ========  ========= ========== =========


         Net interest income for the six months ended June 30, 1999, was $7.9 million, an increase of $99,000 over the corresponding period in 1998. The increase in net interest income is attributable to a decrease of $227,000 in income earned from interest-earning assets, offset by a decrease of $326,000 in expense from interest-bearing liabilities. Interest expense decreased 7.7% to $3.6 million for the six months ended June 30, 1999, compared to $3.9 million for the corresponding period in 1998. The decrease in interest expense was primarily a result of falling interest rates.

         Total interest-earning assets averaged $280.9 million for the six months ended June 30, 1999, compared to $265.4 million at year end December 31, 1998. Most of the increase was due to an increase in loans. An increase in federal funds was offset by a decrease in investment securities. The average yield on interest-earning assets, when adjusted to reflect the tax benefits on certain types of investments, decreased to 8.3% during the first six months of 1999, compared to 8.9% at year end December 31, 1998.

         Interest-bearing liabilities averaged $194.0 million during the first six months of 1999 compared to $190.2 million at year end December 31, 1998. The average cost of these liabilities decreased in the first six months of 1999 to 3.7% from 4.1% at year end December 31, 1998. The average cost of interest-bearing liabilities decreased primarily as a result of declining interest rates in 1999. Although further competitive pressure is expected in expanding deposit relationships, management, as a matter of policy, does not seek to attract high-priced, brokered deposits. In the near-term, management does not anticipate Humboldt Bancorp's net interest margins will be significantly impacted by competitive pressure for deposit accounts, although there can be no assurance that this will not occur.

         Net interest income for the year ended 1998 totaled $15.8 million compared with $13.0 million for the year ended 1997. The increase in net interest income was attributable to a significant increase in earning assets and a slight increase in net interest yield. The yield on loans increased by 0.2%, over the same period in 1997 and the cost of funds decreased 0.1%. The reference rate used to price a significant portion of the loan portfolio was 7.75% at

December 31, 1998 and June 30, 1999, and 8.50% at December 31, 1997. Loans comprised 68.7% of average earning assets at June 30, 1999, 66.0% at December 31, 1998, and 68.2% at December 31, 1997.

         Loan fees included in net interest income were $547,000 for the six months ended June 30, 1999, $1.4 million for the year ended December 31, 1998, and $729,000 for the year ended December 31, 1997.

Provision for Loan and Lease Losses

         A reserve for loan and lease losses is maintained at a level that management of Humboldt Bancorp considers adequate for losses that can be reasonably anticipated. The reserve is increased by a charge to operating expenses referred to as a provision for loan and lease losses, and is reduced by the net loan that is charged-off. See "- Loan Losses and Recoveries" for a discussion of reserves and net loan charge-offs and a table summarizes the changes in the reserve for loan and lease losses. The provision for loan and lease losses does not contain charges related to the activities of the Merchant Bankcard Department since merchant bankcard accounts are not reflected as loans, and Merchant Bankcard Department's reserves do not constitute loan reserves.

         For the six months ended June 30, 1999, management charged $506,000 to Humboldt Bancorp's provision for loan and lease losses compared to $1.02 million for the six months ended June 30, 1998. This was a 50.6% decrease from the prior year. The decrease in the provision for loan and lease losses was directly related to a decline in anticipated credit card charge-offs. Credit card charge-offs for the six months ended June 30, 1999 were $298,000 compared to $439,000 for the same period ended June 30, 1998.

         For the years  ended  December  31,  1998,  1997 and  1996,  management charged $2.1 million, $773,000, and $533,000, respectively, to Humboldt Bancorp's provision for loan and lease losses. The ratio of the reserve for loan and lease losses to total loans and leases at December 31, 1998, 1997, and 1996, equaled 1.6%, 1.5%, and 1.5%, respectively. The increase in the provision from 1997 to 1998 is attributable to an increase in loans originated, an increase in credit card charge-offs, and an increase in charge-offs in the Lease Finance
Department. The increase in the provision from 1996 to 1997 was due to an increase in loans originated and to an increase in credit card charge-offs.

Non-Interest Income

         The following table sets forth components of Humboldt Bancorp's non-interest income:



                                                                                               Six Months Ended
(Dollars in Thousands)                                         Years Ended December 31,            June 30,
                                                            -------------------------------   -------------------
                                                              1996       1997       1998        1998      1999
                                                            ---------- ---------- ---------   ---------- --------
Fees and Other Income:
Merchant Bankcard services                                   $  2,508   $  3,906  $  6,177     $  2,367  $ 5,582
Lease Finance Department (residuals and rentals)                  752      1,306     1,575          834      673
Issuing Bankcard (Credit Card) services                           169        778     1,019          533      229
Fees for customer services                                        287        291       346          157      328
Earnings on life insurance                                        142        195       106           53       45
Loan and lease servicing fees                                     370        346        87           78      146
Other                                                              57         89       421          213      216
                                                            ---------- ---------- ---------   ---------- --------
Total Fees and Other Income                                     4,285      6,911     9,731        4,235    7,219
Service charges on Deposit Accounts                               709      1,300     2,097        1,040    1,163
Net Gain (Loss) on Sale of Loans                                   75       (204)      645          (38)     298
Net Investment Securities Gains (Losses)                          678        102         -            -      (18)
                                                            ---------- ---------- ---------   ---------- --------
Total Non-Interest Income                                    $  5,747   $  8,109  $ 12,473     $  5,237  $ 8,662
                                                            ========== ========== =========   ========== ========



         Non-interest income is primarily derived from Merchant Bankcard fees, services charges on deposit accounts, Lease Finance Department lease residuals and rentals, and Issuing Bankcard (Credit Card) fees. During the past three fiscal years, Humboldt Bank's Merchant Bankcard Department has increased in importance to Humboldt Bank's revenues. Humboldt Bank offers merchant bankcard services to merchants located throughout the United States, including merchants who transact business through the Internet and merchants who have had problems obtaining merchant bankcard services from other institutions. In general, merchant bankcard services involve collecting funds for, and crediting the accounts of, merchants for sales of merchandise and services to credit card customers. For its services, Humboldt Bank receives a service fee and other processing fees. Also, at June 30, 1999, and as of December 31, 1998, 1997, and 1996, Humboldt Bank held merchant reserves primarily in non-interest bearing accounts of $54.6 million, $47.0 million, $33.0 million, and $21.3 million, respectively.

         During 1996, Humboldt Bank actively pursued credit card income through nationwide secured and unsecured credit card programs. In early 1997, this strategy was abandoned due to a perceived increase in credit risk and extreme competition from major credit card issuers. Currently, management estimates that at present levels of credit card receivables, Humboldt Bank makes a modest monthly profit net of service expenses and write-offs. Therefore, while Humboldt Bank intends to continue credit card lending to its customer base, there are no further plans to solicit credit card business beyond its market areas.

         Non-interest income increased $3.5 million, or 67.3% for the six-month period ended June 30, 1999, compared to the six months ended June 30, 1998. The principal reason for this increase was income generated by Merchant Bankcard operations. During the first six months of 1999, Merchant Bankcard operations generated $5.6 million in income compared to $2.4 million for the same period in 1998. The increase was also the result of increasing deposit volumes and related service charges. Service charges were $1.2 million for the six months ended June 30, 1999, compared to $1.0 million for the six months ended June 30, 1998. The remainder of the increase in non-interest income for the six months ended June 30, 1999, compared to the same period in 1998, is primarily attributable to fees for loan and lease servicing fees.

         Non-interest income for 1998 totaled $12.5 million, an increase of $4.4 million or 54.3% from $8.1 million earned in 1997. The increases for the year ended 1998, compared to the year ended 1997, are attributable primarily to the activities of the Merchant Bankcard, and to a lesser extent, the activities of the Lease Finance and Issuing Bankcard (Credit Card) Departments, plus an increase in service charges on deposit accounts. The increase in gain on sale of loans is attributable in part to selling some portfolio loans at a gain. The decrease in gain on sale of investments is attributable to fact that no investments were sold in 1998. Service charges on deposit accounts increased $797,000 or 61.3%, fees for customer services increased $2.8 million or 40.6%, and all other non-interest income increased $747,000 or 732.4%.

         Non-interest income for the year ended 1997 totaled $8.1 million, an increase of $2.4 million or 42.1% from $5.7 million earned for the year ended 1996. The increases are attributable primarily to the activities of the Merchant Bankcard, Lease Finance, and Issuing Bankcard (Credit Card) Departments, plus an increase in service charges on deposit accounts. Service charges on deposit accounts increased $591,000 or 83.4%, fees for customer services increased $2.6 million or 60.5%, net investment securities gain/loss decreased by $576,000 or 85.0%, and gain on sale of loans decreased by $279,000 or 372.0% from the prior year. The decrease in gain on sale of loans is attributable in part to selling some portfolio loans at a loss. The decrease in gain on sale of investments is attributable to selling more investments in 1996 to fund loans than in 1997.

Non-Interest Expense

         Non-interest expenses consist principally of employees' salaries and benefits, Merchant Bankcard expenses, and fixed asset (occupancy and equipment) expenses. Non-interest expense increased $3.7 million, or 39.8%, to $13.0 million for the six months ended June 30, 1999, compared to $9.3 million in the corresponding period of 1998. This was due to an increase in Merchant Bankcard operation expense of $2.0 million, as well as increases in other key operating costs such as salary and benefits, primarily relating to the increase in personnel, for the periods. Humboldt Bancorp's investments in new and expanded technology to support internal services, and to provide additional technology-based products for Humboldt Bancorp's customers, also resulted in expense increases.

         Non-interest expense for the year ended 1998 totaled $19.6 million, an increase of $4.1 million or 26.5% from the year ended 1997. Salaries and employee benefits represented the single largest component of non-interest expense: $9.2 million or 46.7% in 1998 and $6.8 million or 43.9% in 1997. Full time equivalent employees numbered 250, 209 and 175 on December 31, 1998, 1997, and 1996, respectively. Non-interest expense for the year ended 1997 totaled $15.5 million, an increase of $4.2 million or 37.2% from the year ended 1996. Salaries and employee benefits represented the single largest component of non-interest expense: $6.8 million or 43.9% in 1997, and $5.6 million or 49.4% in 1996.

         Fixed assets expense increased $245,000 or 9.9% to $2.7 million for the year ended 1998. This increase can be attributed to increased maintenance and repairs on older equipment, and increased rental expense, partially offset by increased rental income. Fixed assets expense increased $674,000 or 37.6% to $2.5 million in 1997. This increase can be in part attributable to depreciation expense related to the purchase of an in-house computer system, a local area network and a wide area network as well as the purchase of furniture and fixtures and leasehold improvements at the Garberville Branch, the Merchant Bankcard and Issuing Bankcard (Credit Card) Departments at 605 K Street, Eureka, California, the Cashiers Department at 555 H Street, Eureka, California, and increased maintenance and repairs on older equipment. Humboldt Bancorp's fixed assets expense is anticipated to increase in 1999 and 2000 due to the planned opening of a new headquarters; a new branch; the commencement of operations at the Capitol Thrift branches; and the acquisition of the two former CalFed branches located in Ukiah and Eureka.

         Other expenses (excluding salaries and employee benefits and fixed assets), increased $1.5 million or 24.2% in 1998 from 1997, and $2.3 million or 59.0% in 1997 from 1996, primarily due to the Merchant Bankcard program in 1998 and the Issuing Bankcard (Credit Card) program in 1997.

         The  following  table   summarizes  the   significant   components  and
percentages of non-interest expense for the years ended December 31, 1996, 1997, 1998 and the six months ended June 30, 1998 and 1999:



(Dollars in Thousands)                      Years Ended December 31,                           Six Months Ended June 30,
                            ---------------------------------------------------------   ----------------------------------------
                                 1996                1997                1998                  1998                 1999
                            ----------------   ------------------  ------------------   -------------------   ------------------

Salaries and employee        $ 5,592  49.38%   $  6,806    43.92%   $ 9,151    46.74%    $  4,387    47.27%   $  5,570    42.98%
benefits
Net occupancy and
  equipment expense            1,792  15.82       2,466    15.91      2,711    13.85        1,303    14.04       1,285     9.92
Merchant Bankcard                434   3.83         822     5.30      2,665    13.61          921     9.92       2,918    22.51
expenses(1)
Professional services            693   6.12       1,342     8.66      1,123     5.74          584     6.29         662     5.11
Issuing Bankcard expenses(1)     170   1.50       1,021     6.59        346     1.77          216     2.33         103     0.79
Stationery, supplies &           542   4.79         887     5.72        884     4.52          502     5.41         547     4.22
postage
Intangible expense               372   3.28         426     2.75        372     1.90          186     2.00         150     1.16
FDIC and other insurance         480   4.24         164     1.06        186     0.95           91     0.98          94     0.73
Advertising expenses             235   2.08         265     1.71        247     1.26          135     1.45         216     1.67
Business development             129   1.14         242     1.56        249     1.27          146     1.57         181     1.40
Telephone and travel             424   3.74         478     3.08        598     3.05          303     3.26         434     3.35
Data processing/ATM expense      199   1.76         170     1.10        324     1.65           49     0.53         125     0.96
Other expenses                   263   2.32         407     2.64        722     3.69          458     4.95         677     5.20
                            ----------------   ---------  -------  --------- --------   ---------- --------   --------- --------
Total expenses               $11,325 100.00%   $ 15,496   100.00%   $19,578   100.00%    $  9,281   100.00%   $ 12,962   100.00%
                            ======== =======   =========  =======  ========= ========   ========== ========   ========= ========

(1) Merchant Bankcard expenses include merchant and proprietary related expenses only. Issuing Bankcard (Credit Card) expenses include proprietary related expenses only. Salaries and employee benefits are included in salary and employee benefits above.

Provision for Income Taxes

         The provision for income taxes for the six month period ended June 30, 1999, was $1.0 million representing an effective tax rate of 32.3%, compared to $1.1 million, or 39.3% for the six-month period ended June 30, 1998.

         The provision for income taxes totaled $2.5 million for the year ended 1998, an increase of $906,000 or 56.2% from the year ended 1997, and in 1997 totaled $1.6 million, a decrease of $315,000 or 16.4% from 1996. The increase in 1998 and the decrease in 1997 in provision for income taxes was the result of increased pre-tax income partially offset by Humboldt Bancorp taking advantage of some deferred tax benefits. The 1998 effective tax rate of 38.5% and the 1997 effective tax rate of 33.1% on reported income was below the expected statutory federal rate of 34.0% and the state franchise tax rate of 10.8% (net of the federal benefit) principally because of exemptions for Enterprise Zone loans for state tax purposes, exemptions for municipal obligations for federal purposes, keyman insurance, and other temporary differences.

Investments

         Humboldt Bancorp invests excess funds in a variety of instruments in order to meet liquidity and profitability goals. A portion of available funds is invested in liquid investments including overnight federal funds. The balance is invested in investment securities including U.S. Treasury and Agency securities such as CMOs, tax-exempt municipal bonds, corporate bonds, and Federal Home Loan Bank and Federal National Mortgage Corporation stock.

         At June 30, 1999, Humboldt Bancorp's portfolio of investment securities totaled $68.4 million, a decrease of $9.4 million compared to its December 31, 1998 securities portfolio of $77.8 million, representing a decrease of 12.1% from the prior year-end.

         The following table provides the book value of Humboldt Bancorp's portfolio of investment securities as of December 31, 1996, 1997 and 1998 and June 30, 1999:



(Dollars in Thousands)                                        December 31,                 June 30,
                                                --------------------------------------    ---------
                                                    1996         1997          1998         1999
                                                ------------- -----------  ------------  ------------
   Investments available-for-sale:
   U.S. Treasury and agencies                   $      4,058  $    2,996   $      3,000  $     2,582
   CMOs issued by U.S. agencies                       23,331      62,433         56,682       48,709
   Obligations of political subdivisions              10,172      12,190         16,227       15,834
   Corporate debt and other securities                 1,755       1,286          1,062        1,078
                                                ------------- -----------  ------------  ------------
   Total investment securities                  $     39,316  $   78,905   $     76,971  $    68,203
                                                ============= ===========  ============  ============



         Investment   securities  at  the  dates  indicated   consisted  of  the
following:




(Dollars in Thousands)                December 31, 1997                 December 31, 1998                   June 30, 1999
                               --------------------------------  --------------------------------  --------------------------------
                                           Approx.                            Approx.                          Approx.
                               Amortized    Market               Amortized    Market               Amortized   Market
                                  Cost      Value    % Yield *     Cost       Value    % Yield *     Cost       Value    % Yield *
                               ----------- --------- ----------  ---------- ---------- ----------  ---------- ---------- ----------
U.S. Treasury and agencies:
Three months or less              $     -    $    -          - %   $   999   $  1,000       6.04 %    $    -     $    -           %
                                                                                                                                 -
Three to twelve months                  -         -          -       2,001      2,013       6.20       1,014      1,012       4.83
One to three years                  2,996     3,007       6.15           -          -          -       1,568      1,561       5.21

CMO issued by U.S. agencies:
Three months or less                  769       771       9.00       1,398      1,348       9.08           -          -          -
Three to twelve months              8,960     9,048       8.08      11,384     11,384       4.16      11,525     11,594       7.67
One to three years                 19,020    19,200       6.58      35,821     35,780       4.80      21,551     21,580       5.15
Three to five years                32,545    32,935       6.09       6,019      6,019       4.21       9,107      9,041       3.13
Five to fifteen years               1,140     1,160       6.14       2,060      2,083       4.60       6,526      6,413       4.42

Obligations of political
subdivisions:
Three months or less                    -         -          -         280        286       7.50           -          -          -
Three to twelve months                102       104       7.99           -          -          -           -          -          -
One to three years                    283       292       7.45         235        243       7.75         482        493       8.84
Three to five years                 1,179     1,226       8.07       1,238      1,281       8.20         980      1,011       7.86
Five to fifteen years               6,016     6,381       7.82       8,324      8,920       7.75       9,061      9,338       7.74
Over fifteen years                  4,610     4,768       7.67       6,150      6,380       7.06       5,311      5,272       7.10

Corporate debt and other
securities
Three months or less                  664       664       8.35       1,062      1,065       6.22         953        953       4.40
Three to twelve months                175       178       8.35           -          -          -         125        126       5.96
Over fifteen years
                                      446       446       6.00           -          -          -           -          -          -
                                ---------   -------  ----------   --------  ---------  ---------    --------   --------    --------
Total securities                $  78,905   $80,180       6.28%   $ 76,971   $ 77,802       5.38%   $ 68,203   $ 68,394       5.55%
                                =========   =======  =========    ========   ========  =========    ========   ========    ========



*Weighted average yield is stated on a federal tax-equivalent basis of 34%, and has been annualized, where appropriate.

         At June 30, 1999, the book value of the following issuers' securities exceeded ten percent of Humboldt Bancorp's capital.


         (Dollars in Thousands)       Issuer                         Book Value               Market Value
                                   -------------                    -------------            --------------
                                    FRMAC CMO's                      $19,092,972               $18,987,794
                                    FNMA CMO's                       $14,207,487               $14,212,762
                                    GNMA CMO's                        $8,640,977                $8,576,652
                                    FHLMC CMO's                       $6,490,711                $6,573,153


         Humboldt Bancorp does not own securities of a single issuer whose aggregate book value is in excess of its total equity.

Loans

         Humboldt Bancorp concentrates its lending activities in real estate, commercial, lease financed, credit card and consumer loans, made almost exclusively to individuals and businesses primarily in Northern California.

         At June 30, 1999, Humboldt Bancorp had total net loans outstanding of $197.7 million. This represented 68.0% of total consolidated deposits and 59.8% of total consolidated assets of Humboldt Bancorp. At December 31, 1998, Humboldt Bancorp had total net loans outstanding of $186.0 million. This represented 65.5% of total consolidated deposits and 58.1% of total consolidated assets of Humboldt Bancorp. At December 31, 1997, Humboldt Bancorp had total net loans outstanding of $157.5 million. This represented 61.7% of total consolidated deposits and 55.4% of total consolidated assets.

         Types of Loans. The table below shows the composition of loan or type of borrower at the dates indicated:



(Dollars in Thousands)                  December 31, 1994         December 31, 1995         December 31, 1996
                                      -----------------------   -----------------------  ------------------------

Type of Loan                            Amount    Percentage      Amount    Percentage     Amount      Percentage
------------
                                      ----------- -----------   ----------- -----------  ------------  ----------
Real estate-secured loans:
Construction                            $ 15,273       16.52%     $ 15,874       13.79%     $ 21,205       14.85%
Residential                               16,514       17.86        23,036       20.01        31,519       22.07
Commercial & agricultural                 42,314       45.76        54,879       47.67        61,030       42.73
                                      ----------- -----------   ----------- -----------  ------------  ----------
Total real estate loans                   74,101       80.14        93,789       81.47       113,754       79.65
Commercial                                13,950       15.09        16,284       14.15        20,559       14.39
Lease financing                            4,226        4.57         3,974        3.46         3,168        2.22
Credit card and related accounts             618        0.67         1,203        1.05         2,021        1.42
Consumer                                   1,389        1.50         2,192        1.90         2,508        1.76
Other                                         91        0.10           159        0.14         3,725        2.60
                                      ----------- -----------   ----------- -----------  ------------  ----------
Total loans and leases                    94,375      102.07       117,601      102.16       145,735      102.04
Less:
Deferred loan fees                          (582)     (0.63)          (616)      (0.54)         (765)      (0.54)
Allowance for loan losses                 (1,331)     (1.44)        (1,868)      (1.62)       (2,146)      (1.50)
                                      ----------- -----------   ----------- -----------  ------------  ----------
Loans and lease receivable, net         $ 92,462      100.00%     $115,117      100.00%     $142,824      100.00%
                                      =========== ===========   =========== ===========  ============  ==========


(Dollars in Thousands)                  December 31, 1997         December 31, 1998           June 30, 1999
                                      -----------------------   -----------------------  ------------------------

Type of Loan                            Amount    Percentage      Amount    Percentage     Amount      Percentage
------------
                                      ----------- -----------   ----------- -----------  ------------  ----------
Real estate-secured loans:
Construction                            $ 20,165       12.80%     $ 20,667       11.11 %    $ 23,194       11.73 %
Residential                               27,253       17.30        35,226       18.93        41,171       20.82
Commercial & agricultural                 65,772       41.76        80,197       43.11        87,435       44.22
                                      ----------- -----------   ----------- -----------  ------------  ----------
Total real estate loans                  113,190       71.86       136,090       73.15       151,800       76.78
Commercial                                28,091       17.83        33,981       18.27        34,699       17.55
Lease financing                            8,732        5.54         9,867        5.30         7,851        3.97
Credit card and related accounts           7,062        4.48         5,672        3.05         3,703        1.87
Consumer                                   2,440        1.55         2,110        1.13         2,010        1.02
Other                                      1,177        0.75         2,097        1.13         1,744        0.88
                                      ----------- -----------   ----------- -----------  ------------  ----------
Total loans and leases                   160,692      102.02 %     189,817      102.03 %     201,807      102.07 %
Less:
Deferred  loan fees                         (809)      (0.51)%        (724)      (0.39)%       (801)       (0.41)%
Allowance for loan losses                 (2,371)      (1.51)%      (3,055)      (1.64)%     (3,289)       (1.66)%
                                      ----------- -----------   ----------- -----------  ------------  ----------
Loans and lease receivable, net         $157,512      100.00 %    $186,038      100.00 %    $197,717      100.00 %
                                      =========== ===========   =========== ===========  ============  ==========


         At June 30, 1999, and December 31, 1998, 1997, and 1996 Humboldt Bancorp had no concentration of loans which exceeded 10% of total loans not otherwise identified by the categories set forth above.

         Real Estate - Construction

         Humboldt Bancorp makes loans to finance the construction of residential and commercial properties and to finance land acquisition and development. Real estate construction as a percentage of total net loans outstanding was 11.7% at June 30, 1999, 11.1% at December 31, 1998, 12.8% at December 31, 1997, and 14.9%
at December 31, 1996. The concentration in the construction loan portfolio has been on owner-occupied single family construction loans.

         As of June 30, 1999, the breakdown of construction loans was as follows:

         Owner-Occupied Single Family Construction                  $ 10,150,000
         Owner-Occupied Commercial Construction                     $ 10,644,000
         Speculation Construction                                   $    750,000
         Acquisition/Development                                    $  1,650,000

         Humboldt Bancorp's owner-occupied single family construction loans typically have a maturity of up to nine months and are secured by deeds of trust and usually do not exceed 90% of the appraised value of the home to be built. All owner-occupied single family construction borrowers have been pre-qualified for long-term loans using Fannie Mae underwriting guidelines. When the total amount of a loan would otherwise exceed Humboldt Bancorp's legal lending limit, Humboldt Bancorp sells overline participation interests to other financial institutions to facilitate the extension of credit.

         Humboldt Bancorp also makes loans to developers for the purpose of acquiring unimproved land and developing such land into improved 1-to-4 lots. Humboldt Bancorp only makes these types of loans if Humboldt Bancorp has received assurances from local planning commissions that the land will be considered developable. These loans typically have a maturity of 12 to 24 months; have a floating rate tied to prime rate; usually do not exceed 75% of the appraised value; are secured by a first deed of trust and, in the case of corporations, are personally guaranteed. Loan commitment and original fees of 1% to 2% are usually charged. These loans generally provide for the payment of loan fees from loans proceeds.

         All commercial construction loans are underwritten using the estimated cash flow the secured real property would provide to an investor in the event of a default by the borrower. A debt coverage ratio of 1.25:1 and a maximum loan to value of 70% is required. In all cases, Humboldt Bancorp pre-approves a long-term loan to pay off the construction loan.

         Construction and development loans are obtained principally through solicitations by Humboldt Bancorp and through continued business from builders and developers who have previously borrowed from Humboldt Bancorp as well as referrals of builders and developers. The application process includes a submission to Humboldt Bancorp of accurate plans, specifications, and costs of the project to be constructed or developed, as well as both personal and corporate tax returns, both personal and corporate financial statements and environmental underwriting analysis. These items are used as the basis to determine the appraised value of the subject property and the debt-servicing ability of the borrower. Loans are based on the lesser of current appraised value or the cost of construction (land plus building).

         Risks associated with real estate construction loans are generally considered higher than risks associated with other forms of lending. Loan funds are advanced upon the security of the project under construction, which is more difficult to value prior to the completion of construction. Should a default occur which results in foreclosure, Humboldt Bancorp could be adversely affected in that it would have to control the project and attempt either to arrange for completion of construction or to dispose of the unfinished project.

         Humboldt Bancorp's underwriting criteria is designed to evaluate and minimize the risk of each construction loan. A wide variety of factors is carefully considered before originating a construction loan, including the availability of permanent financing or a takeout commitment to the borrower

(which may be provided by Humboldt Bancorp at market rates); the reputation of the borrower and the contractor; independent valuations and reviews of cost estimates; preconstruction sale information and cash flow projections of the borrower. At the time of Humboldt Bancorp's origination of a construction loan to a builder, the builder often has a signed contract with a purchaser for the sale of the to-be-constructed house, which, by assuring the builder of a repayment source, lessens Humboldt Bancorp's underwriting risks on the construction loan. To reduce the risks inherent in construction lending, Humboldt Bancorp limits the number of properties which can be constructed on a "speculative" or unsold basis by a builder at any one time to 2 to 4 houses and requires the borrower or its principals personally to guarantee repayment of the loan. Moreover, Humboldt Bancorp controls certain of the risks associated with construction lending by requiring builders to submit itemized bills to Humboldt Bancorp, whereupon Humboldt Bancorp disburses the builder's loan funds directly to the contractor and subcontractors, rather than to the builder. For a contractor meeting specific criteria, loan funds may be disbursed directly to the contractor.

         Real Estate - Owner-Occupied, Single-Family Residential

         Humboldt Bancorp historically has been and continues to be an originator of owner-occupied, single-family, residential real estate loans in its market area. These residential loans as a percentage of total net loans outstanding were 20.8% at June 30, 1999, 18.9% at December 31, 1998, 17.3% at December 31, 1997, and 22.1% at December 31, 1996. The decrease in residential real estate loans in 1998 and 1997 is attributable to the sale of portfolio loans. The higher volume of residential real estate loans in 1999 is attributable to lower rates at the beginning of 1999. Humboldt Bancorp also offers FHA and VA mortgage loans in its market area, which are underwritten and closed by a correspondent lender.

         Humboldt Bancorp originates owner-occupied, single-family, residential fixed-rate mortgage loans at competitive interest rates. Generally, Humboldt Bancorp sells these loans in the secondary market. Loans are classified as held for sale when Humboldt Bancorp is waiting to sell the loan in the secondary market to Federal National Mortgage Corporation. While there were no such loans held for sale at June 30, 1999, there were fixed-rate loans of $7.7 million for sale at December 31, 1998, $48,000 for sale at December 31, 1997, and $63,000 for sale at December 31, 1996. These balances are included in Real Estate - Residential totals in the table above.

         Humboldt Bancorp also offers adjustable-rate residential mortgage loans. The adjustable-rate loans currently offered by Humboldt Bancorp have interest rates which adjust every one, three or five years from the closing date of the loan or on an annual basis commencing after an initial fixed-rate period of one, three or five years in accordance with a designated index (the primary index utilized by Humboldt Bancorp is the weekly average yield on U.S. Treasury securities adjusted to a constant comparable maturity equal to the loan adjustment period, as made available by the Federal Reserve Board (the "Treasury Rate")), plus a stipulated margin. Humboldt Bancorp offers adjustable-rate loans that meet FNMA standards, as well as loans that do not meet such standards. Humboldt Bancorp's adjustable-rate single-family residential real estate loans that do not meet FNMA standards have a cap of generally 1% on any increase in the interest rate at any adjustment date, and include a cap on the maximum interest rate over the life of the loan, which cap generally is 5% above the initial rate. In return for providing a relatively low cap on interest rate increases over the life of the loan, Humboldt Bancorp's adjustable-rate loans provide for a floor on the minimum interest rate over the life of the loan, which floor generally is the initial rate. Further, Humboldt Bancorp generally does not offer "teaser" rates, i.e., initial rates below the fully indexed rate, on such loans. The adjustable-rate mortgage loans offered by Humboldt Bancorp that do conform to FNMA standards have a cap of 5% above the initial rate over the life of a loan. The floor rate is generally the initial rate. All of Humboldt Bancorp's adjustable-rate loans require that any payment adjustment resulting from a change in the interest rate of an adjustable-rate loan be sufficient to result in full amortization of the loan by the end of the loan term and, thus, do not permit any of the increased payment to be added to the principal amount of the loan, or so-called negative amortization.

         The retention of adjustable-rate loans in Humboldt Bancorp's portfolio helps reduce Humboldt Bancorp's exposure to increases or decreases in prevailing market interest rates. However, there are unquantifiable credit risks resulting from potential increases in costs to borrowers in the event of upward repricing of adjustable-rate loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate loans may increase due to increases in interest costs to borrowers. Further, although adjustable-rate loans allow the company to increase the sensitivity of its interest-earning assets to changes in interest rates, the extent of this interest sensitivity is limited by the initial fixed-rate period before the first adjustment and the lifetime interest rate adjustment limitations. Accordingly, there can be no assurance that yields on Humboldt Bancorp's adjustable-rate loans will fully adjust to compensate for increases in Humboldt Bancorp's cost of funds.

         Humboldt Bancorp evaluates both the borrower's ability to make principal and interest payments and the value of the property that will secure the loan. Humboldt Bancorp originates residential mortgage loans with loan-to-value ratios of up to 95%. On any mortgage loan exceeding an 80% loan-to-value ratio at the time of origination, however, Humboldt Bancorp requires private mortgage insurance in an amount intended to reduce Humboldt Bancorp's exposure to 80% of the appraised value of the underlying collateral. Property securing real estate loans made by Humboldt Bancorp is generally appraised by independent fee appraisers selected by Humboldt Bancorp and subject to review by the management and Board of Directors of Humboldt Bancorp. Humboldt Bancorp requires evidence of marketable title and lien position on all loans secured by real property and requires fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan. Humboldt Bancorp may also require flood insurance to protect the property securing its interest.

         Humboldt Bancorp's fixed-rate residential mortgage loans customarily include "due-on-sale" clauses, which are provisions giving Humboldt Bancorp the right to declare a loan immediately due and payable in the event the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid. Humboldt Bancorp enforces due-on-sale clauses in fixed-rate mortgage loans to the extent permitted under applicable laws.

         Residential mortgage loan originations come from a number of sources, including solicitations by Humboldt Bancorp, referrals by builders and real estate brokers, existing borrowers and depositors, and walk-in customers. Loan applications are accepted at all of Humboldt Bancorp's offices.

         At June 30, 1999, Humboldt Bancorp had approximately $14.5 million in home equity line of credit loans, representing approximately 7.19% of its gross loan portfolio. Humboldt Bancorp's home equity lines of credit have adjustable interest rates tied to the prime interest rate plus a margin. Home equity lines of credit are generally secured by liens against owner-occupied, residential real property. Humboldt Bancorp requires that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained in an amount at least sufficient to cover its loan. Home equity loans are generally limited so that the amount of such loans, along with any senior indebtedness, does not exceed 80% of the value of the real estate security.

         Real Estate - Commercial and Agricultural

         In order to enhance the yield on and decrease the average term to maturity of its assets, Humboldt Bancorp originates permanent loans secured by commercial real estate. Humboldt Bancorp's commercial real estate loan portfolio includes loans secured by small apartment buildings, strip shopping centers, small office buildings, farms and other business properties, generally located within Humboldt Bancorp's primary market areas. Real estate commercial and agricultural loans as a percentage of total net loans outstanding were 44.2% at June 30, 1999, 43.1% at December 31, 1998, 41.8% at December 31, 1997, and 42.7%
at December 31, 1996. Real estate commercial and agricultural loans are secured by both commercial and single-family property. The breakdown by type of property is as follows:

                                    79%              Non-Farm/Non-Residential
                                     4%              Multi-Family
                                     2%              Single-Family Residential
                                    15%              Equity Line of Credit

         Permanent commercial real estate loans have a maximum term of 10 years, with most having terms ranging up to 15 years with 25-year amortization schedules being the norm. Interest rates on permanent loans generally either adjust (subject, in some cases, to specified interest rate caps) at 1 to 5-year intervals to specified spreads over the related index. Commercial real estate loans are generally written in amounts up to 70% of the appraised value of the property or sale price.

         Appraisals  on  properties   securing   commercial  real  estate  loans
originated by Humboldt Bancorp are performed by an independent fee appraiser designated by Humboldt Bancorp at the time the loan application is made. All appraisals on commercial real estate loans are reviewed by Humboldt Bancorp's management. In addition, Humboldt Bancorp's underwriting procedures require verification of the borrower's credit history, income and financial statements, banking relationships, references and income projections for the property, as well as the submission of annual financial statements to Humboldt Bancorp for the life of the loan. Generally, Humboldt Bancorp requires borrowers to be personally liable for commercial real estate loans.

         Commercial real estate loans generally present a higher level of risk than loans secured by owner-occupied, single family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired.

         Humboldt Bancorp entered into a number of SBA guaranteed loans and has loans where SBA has a subordinate lien position. These loans are eligible for sale on the secondary market. Humboldt Bancorp chose to sell SBA guaranteed loans in 1998 but did not choose to sell these types of loans in 1997 or 1996. Several SBA loans were sold in 1999.

         Commercial Loans

         Humboldt Bancorp's commercial loans consist of loans secured by commercial real estate and commercial business loans which are not secured by real estate. For a discussion of Humboldt Bancorp's commercial real estate lending see " -- Real Estate - Commercial and Agricultural." Commercial loans as a percentage of total net loans outstanding were 17.6% at June 30, 1999, 18.3% at December 31, 1998, 17.8% at December 31, 1997, and 14.4% at December 31, 1996. Commercial loans are primarily loans to business customers and include revolving lines of credit, working capital loans, equipment financing, letters of credit and inventory financing.

         In recent years, Humboldt Bancorp has emphasized commercial business lending. Humboldt Bancorp originates commercial business loans to small and medium sized businesses in its market area. Humboldt Bancorp's commercial borrowers are generally small businesses engaged in manufacturing, distribution or retailing, or professionals in healthcare, accounting and law. Commercial business loans are generally made to finance the purchase of inventory, new or used equipment or commercial vehicles and for short-term working capital. Such loans generally are secured by equipment and inventory, and, if possible, cross-collateralized by a real estate mortgage, although commercial business loans are sometime granted on an unsecured basis. Such loans generally are made for terms of 5 years or less, depending on the purpose of the loan and the collateral, with loans to finance operating expenses made for one year or less, with interest rates that adjust at least annually at a rate equal to the prime rate as stated in the Wall Street Journal plus a margin of between 0.5% to 3.0%. Generally, commercial loans are made in amounts ranging between $50,000 and $300,000.

         Humboldt Bancorp underwrites its commercial business loans on the basis of the borrower's cash flow and ability to service the debt from earnings rather than on the basis of underlying collateral value, and Humboldt Bancorp seeks to structure such loans to have more than one source of repayment. The borrower is required to provide Humboldt Bancorp with sufficient information to allow

Humboldt Bancorp to make its lending determination. In most instances, this information consists of at least two years of financial statements, a statement of projected cash flows, current financial information on any guarantor and any additional information on the collateral. For loans with maturities exceeding one year, Humboldt Bancorp requires that borrowers and guarantors provide updated financial information at least annually throughout the term of the loan.

         Humboldt Bancorp's commercial business loans may be structured as short-term loans, term loans or as lines of credit. Short-term commercial business loans are for periods of 12 months or less and are generally self-liquidating from asset conversion cycles. Commercial business term loans are generally made to finance the purchase of assets and have maturities of five years or less. Commercial business lines of credit are typically made for the purpose of providing working capital and are usually approved with a term of 12 months and are reviewed at that time to see if extension is warranted. Humboldt Bancorp also offers standby letters of credit for its commercial borrowers. The terms of standby letters of credit generally do not exceed one year, and they are underwritten as stringently as any commercial loan and generally are of a performance nature.

         Commercial business loans are often larger and may involve greater risk than other types of lending. Because payments on such loans are often dependent on successful operation of the business involved, repayment of such loans may be subject to a greater extent to adverse conditions in the economy. Humboldt Bancorp seeks to minimize these risks through its underwriting guidelines, which require that the loan be supported by adequate cash flow of the borrower, profitability of the business, collateral and personal guarantees of the individuals in the business. In addition, Humboldt Bancorp limits this type of lending to its market area and to borrowers with which it has prior experience or who are otherwise well known to Humboldt Bancorp.

         Lease Financing Loans

         Humboldt Bancorp makes lease financing loans to finance credit card swipe machines and other small ticket leases. The dollar amount of each lease usually ranges from under $2,000 to $5,000 and the term is approximately three to five years. Lease financing loans were $7.9 million or 4.0% of total net loans outstanding at June 30, 1999, $9.9 million or 5.3% of total net loans outstanding at December 31, 1998, $8.7 million or 5.5% of total net loans outstanding at December 31, 1997, and $3.2 million or 9.7% of total net loans outstanding at December 31, 1996. The increase in Humboldt Bancorp's lease financing loans in 1998 and 1997 is mostly attributable to small ticket leases purchased including some leases purchased from Bancorp Financial Services. The decrease in Humboldt Bancorp's lease financing loans in 1999 is due to a planned reduction in this type of loan.

         Credit Card and Related Accounts

         Humboldt Bank offers credit card loans through its participation as a Principal Member of Visa. Management believes that providing credit card services helps Humboldt Bank remain competitive by offering customers an additional service.

         During 1996, Humboldt Bank began to actively pursue credit card income through nationwide secured and unsecured credit card programs. In early 1997, this strategy was abandoned due to a perceived increase in credit risk and extreme competition from major credit card issuers. Currently, management estimates that at present levels of credit card receivables, Humboldt Bank makes a modest monthly profit net of service expenses and write-offs. Therefore, while Humboldt Bank intends to continue credit card lending to its customer base, there are no further plans to solicit credit card business beyond its market areas. Credit card loans were $3.7 million at June 30, 1999, $5.7 million at December 31, 1998, $7.1 million at December 31, 1997, and $2.0 million at
December 31, 1996. Credit card loans as a percentage of total net loans outstanding were 1.9% at June 30, 1999, 3.1% at December 31, 1998, 4.5% at December 31, 1997, and 1.4% at December 31, 1996. The rate currently charged by Humboldt Bank on its credit card loans ranges from 13.9% to 18.9%, and Humboldt Bank is permitted to change the interest rate on 30 days notice. Processing of bills and payments is contracted to an outside service. At June 30, 1999, Humboldt Bank had a commitment to fund an aggregate of $9.8 million of credit card loans, which represented the aggregate credit limit on credit cards, and had $3.7 million of credit card loans outstanding representing 1.9% of its gross loan portfolio. Humboldt Bancorp estimates that at current levels of credit card receivables, it makes a modest monthly profit net of service expenses and write-offs.

         Consumer Loans

         The consumer loans originated by Humboldt Bancorp include automobile loans and miscellaneous other consumer loans, including unsecured loans. Consumer loans as a percentage of total net loans outstanding were 1.0% at June 30, 1999, 1.1% at December 31, 1998, 1.6% at December 31, 1997, and 7.7% at
December 31, 1996.
Consumer loans include loans to individuals and business customers.

          Automobile loans were $1.2 million or 60.0%, mobile home loans were $100,000 or 5.0%, and personal loans were $700,000 or 35.0% of total consumer loans at June 30, 1999. Automobile loans were $1.2 million or 57.1%, mobile home loans were $100,000 or 4.8%, and personal loans were $800,000 or 38.1% of total consumer loans at December 31, 1998. Automobile loans were $1.4 million or 58.3%, personal loans were $0.7 million or 29.2%, and other consumer loans were $300,000 or 12.5% of total consumer loans at December 31, 1997. Automobile loans were $1.5 million or 60.0%, dealer auto loans (the dealer auto loan program was discontinued in 1997) were $300,000 or 12.0%, personal loans were $500,000 or 20.0%, and other consumer loans were $200,000 or 8.0% of total consumer loans at December 31, 1996.

         Humboldt Bancorp's automobile loans are generally underwritten in amounts up to 80% of the lesser of the purchase price of the automobile or, with respect to used automobiles, the loan value as published by the National Automobile Dealers Association. The terms of most such loans do not exceed 60 months. Humboldt Bancorp requires that the vehicles be insured and Humboldt Bancorp be listed as loss payee on the insurance policy.

         Consumer lending affords Humboldt Bancorp the opportunity to earn yields higher than those obtainable on single-family residential lending. However, consumer loans entail greater risk than do residential mortgage loans, particularly in the case of loans which are secured by rapidly depreciable assets such as automobiles or are unsecured. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by events such as job loss, divorce, illness or personal bankruptcy. Further, the application of various state and federal laws, including federal and state bankruptcy and insolvency law, may limit the amount which may be recovered. In underwriting consumer loans, Humboldt Bancorp considers the borrower's credit history, an analysis of the borrower's income and ability to repay the loan, and the value of the collateral.

Maturities of Loans and Leases. The following table shows the maturity distribution of Humboldt Bancorp's loan portfolio with principal balances of loans indicated by both fixed and floating rate categories.



(Dollars in                        December 31, 1998                                      June 30, 1999
Thousands)
                  ---------------------------------------------------- ----------------------------------------------------
                                Due after                                             Due after
                  Due in one     one year    Due after                  Due in one     one year    Due after
                    year or      through     five years   Total loans  year or less    through     five years  Total loans
                     less       five years                                            five years
                  ------------ ------------- -----------  ------------ ------------- ------------- ----------- ------------

Fixed rate          $  14,114     $  34,153    $ 31,795     $  80,062     $   8,341     $  32,790    $ 33,963    $  75,094
Variable rate          81,327        26,388       2,040       109,755        89,509        34,981       2,223      126,713
                  ------------ ------------- -----------  ------------ ------------- ------------- ----------- ------------
Total loans         $  95,441     $  60,541    $ 33,835     $ 189,817     $  97,850     $  67,771    $ 36,186    $ 201,807
                  ============ ============= ===========  ============ ============= ============= =========== ============



         Humboldt Bancorp's renewal policy is that all maturing loans are reviewed on a case-by-case basis, new financial statements are requested from the borrower and an in-depth credit analysis is performed after which the loan may be extended, renewed, restructured or demand made for payment in full depending upon the circumstances.

Loan Losses and Recoveries

         Humboldt Bancorp maintains a reserve for loan and lease losses at a level that management of Humboldt Bancorp considers adequate for losses that can be reasonably anticipated. Humboldt Bancorp's reserve for loan and lease losses was $3.3 million and $2.6 million at June 30, 1999 and 1998, respectively.
Humboldt Bancorp's reserve for loan and lease losses was $3.1, $ 2.4, $2.1, $1.9, and $1.3 million at December 31, 1998, 1997, 1996, 1995 and 1994, respectively.

         The Issuing Bankcard (Credit Card) Department's reserve also constitutes a portion of Humboldt Bancorp's reserves. The Issuing Bankcard (Credit Card) Department was established in 1996. The Issuing Bankcard (Credit
Card) Department's reserve at June 30, 1999 was $200,000 or 6.1%, and at June 30, 1998 was $300,000 or 11.5%, of total reserves. The Issuing Bankcard (Credit
Card) Department's reserve at December 31, 1996 was $100,000 or 4.8%, at December 31, 1997 was $300,000 or 12.5%, and at December 31, 1998 was $300,000
or 9.7%, of total reserves. The increase in Issuing Bankcard (Credit Card) Department's reserves from 1996 to 1998 both as to amount and as a percentage of total reserves is attributable to the Issuing Bankcard(Credit Card) Department's increase in the number of credit card accounts. Since early 1997, Humboldt Bank has focused on its customer base for issuing Humboldt Bank credit cards. Accordingly, reserves for the Issuing Bankcard (Credit Card) Department at June 30, 1999 has decreased from reserves at June 30, 1998 and December 31, 1998.

         The Merchant Bankcard's Department's reserves are separately accounted for as a liability of Humboldt Bank on its financial statement since there are no loans associated with such reserves.

         The adequacy of the reserve for loan losses is measured in the context of several key ratios and factors discussed below. The reserve is increased by a charge to operating expenses and is reduced by net charge-offs which are loans actually removed from the consolidated balance sheet after netting out recoveries on previously charged-off assets. Humboldt Bancorp's policy is to charge-off loans when, in management's opinion, the loan or a portion thereof is deemed uncollectible, although concerted efforts are made to maximize recovery. Humboldt Bancorp's historical net loan losses or recoveries stem from Humboldt Bancorp's underwriting and collection practices, and the quality of the loan portfolio.

          During the first six months of 1999, loan charge-offs net of recoveries were $272,000, compared to $759,000 during the six months ended June 30, 1998, a 64.2% decrease in loan charge-offs net of recoveries. This decrease is directly related to the planned reduction in credit card receivables through the sale of certain credit card portfolios and the cessation of new credit card issuing programs. Charge-offs recorded for the six months ended June 30, 1999 were consistent with Humboldt Bancorp's historical experience in view of the growth in its loan portfolio. Management expects its current loan underwriting, oversight and collection policies to promote high grade quality and limit loan losses. These policies include aggressive action to limit credit losses by lowering lending authorities, when and if appropriate. As part of these policies, Humboldt Bancorp has hired additional staff to support credit administration functions. Therefore, management believes its charge-off and recovery experience for the remainder of 1999 will be comparable to that of prior years.

         For the years ending December 31, 1998, 1997, 1996, 1995 and 1994, loan charge-offs net of recoveries were $1.4 million, $548,000, $255,000, $255,000 and $310,000, respectively. These amounts represented 0.8%, 0.4%, 0.2%, 0.3%, and 0.3%, respectively, of average loans outstanding. The increase from 1997 to 1998 is attributable to credit cards, lease and real estate. The increase from 1996 to 1997 is attributable to credit cards.

         The following table summarizes the changes in the reserve for loan and lease losses for the periods shown:



                                                                                             Six Months Ended
(Dollars in Thousands)                             Year Ended December 31,                       June 30,
                                    ------------------------------------------------------  -------------------
                                      1994       1995       1996        1997       1998      1998       1999
                                    ---------  ---------  ----------  ---------  ---------  -------- ----------
Reserve for loan and lease losses
balance, beginning of period          $  858    $ 1,331    $  1,868   $  2,146   $  2,371    $2,371   $  3,055
                                      ------    -------    --------   --------   --------    ------   --------

Loans and leases charged off:
Real estate                                -          -         (46)         -       (141)     (130)       (15)
Commercial                                 -        (11)       (122)      (193)      (191)     (161)      (121)
Consumer                                 (20)       (23)        (29)       (11)       (25)       (8)       (17)
Lease financing                         (363)      (254)       (132)      (124)      (316)     (128)       (80)
Credit card and related accounts           -          -           -       (475)      (956)     (439)      (298)
Other                                      -        (30)        (45)        (7)        (5)        -          -
                                      ------    -------    --------   --------   --------    ------   --------
Total loans and leases charged off      (383)      (318)       (374)      (810)   (1,634)      (866)      (531)
Recoveries:
Real estate                                -          -           -          -          -         -         98
Commercial                                 7          9          78        129         54        55          4
Consumer                                   4          4           5          9          8         3          3
Lease financing                           62         49          34         34         24         6          9
Credit card and related accounts           -          -           -         87        105        43        145
Other                                      -          1           2          3          3         -          -
                                      ------    -------    --------   --------   --------    ------   --------
Total recoveries                          73         63         119        262        194       107        259
                                      ------    -------    --------   --------   --------    ------   --------
Net (charge-offs) recoveries            (310)      (255)       (255)      (548)    (1,440)     (759)      (272)
Provision charged to operations          783        792         533        773      2,124     1,024        506
                                      ------    -------    --------   --------   --------    ------   --------
Reserve for loan and lease losses
balance, end of period               $ 1,331    $ 1,868    $  2,146   $  2,371   $  3,055    $2,636    $ 3,289
                                     =======    =======    ========   ========   ========    ======    =======

Loans and leases outstanding at end
of period, net of unearned interest
income                              $ 93,793   $116,985   $144,970     $159,883  $189,093   $175,333 $ 201,006
                                     ========   ========   =========   =========  ========   ======== =========

Average loans and leases
outstanding for the period          $ 89,977   $102,931   $134,617    $151,695   $175,173   $168,590 $ 192,945
                                    ========   ========   =========   ========   ========   ======== =========
Ratio of net loans and leases
charged off
(recovered) to average loans and
leases outstanding                      0.34%      0.25%       0.19%      0.36%      0.82%      .90%      0.28%
Ratio of reserve for loan and lease
losses to loans and leases at end
of period                               1.42%      1.60%       1.48%      1.48%      1.62%     1.50%      1.64%



         The adequacy of the reserve for loan losses is measured in the context of several key ratios and factors including: (1) the ratio of the reserve to total outstanding loans; (2) the ratio of total nonperforming loans to total loans; and, (3) the ratio of net charge-offs (recoveries) to average loans outstanding. Additional factors considered in establishing an appropriate reserve include a careful assessment of the financial condition of the borrower; a realistic determination of the value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; comprehensive analysis of the levels and trends of loan categories; and a review of delinquent and classified loans. Management's evaluation is based on a system whereby each loan is "graded" at the time of origination, extension or renewal. Each grade is assessed a risk factor, which is calculated to assess the adequacy of the allowance for loan losses. Further, management considers other factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, loan concentrations, trends in the level of delinquent and classified loans, specific problem loans and commitments, and current and anticipated economic conditions.

          Since 1994, Humboldt Bancorp's ratio of the reserve for loan losses to total loans has ranged from 1.4% to 1.6%. The amounts provided by these ratios have been sufficient to fund Humboldt Bancorp's charge-offs, which have not been historically significant, and to provide for potential losses as the loan portfolio has grown. From 1994 through June 30, 1999, nonperforming loans to total loans have ranged from a low of 0.3% to a high of 1.1%. For the five years ended December 31, 1998, net charge-offs ranged from .2% to .8% of average loans.

         On a monthly basis, management considers the factors that follow in establishing Humboldt Bancorp's Allowance for Loan and Lease Losses (ALLL). The results are reported to the board of directors on a quarterly basis.

     o Management considers whether there have been any significant changes in Humboldt Bancorp's policies and procedures, including underwriting standards and collections, charge-offs, and recovery practices.

     o Management keeps abreast of the local economic and business conditions through the board of directors and various organizations.

     o Management considers any major changes regarding the lending officers and staff.

     o Humboldt Bancorp obtains quarterly outside credit reviews for loan write-ups and grade changes.

     o The Loan Review/Compliance Department reviews a sampling of loans not covered by the quarterly outside review and reports to the Chief Credit Officer on a monthly basis.

     o    Management   prepares   concentration   reports  in  which  loans  are
          segregated to better manage the portfolios.

     o On a limited basis, Humboldt Bancorp will extend the maturity of a loan if it is awaiting current customer financial statements or for valid reasons. Renewals and extensions are not granted for the sole purpose of keeping a loan current.

     o    On  a  regular  basis,   management  compares  Humboldt  Bancorp  loan
          portfolios to its peer group in various categories.

Non-Performing Assets

         Humboldt Bancorp's policy is to recognize interest income on an accrual basis unless the full collectibility of principal and interest is uncertain. Loans that are delinquent 90 days or more, unless well secured and in the process of collection, are placed on nonaccrual status on a cash basis and previously accrued but uncollected interest is reversed against income. Thereafter, income is recognized only as it is collected in cash. Collectibility is determined by considering the borrower's financial condition, cash flow, quality of management, the existence of collateral or guarantees and the state of the local economy.

         The  following   table  provides   information   with  respect  to  all
non-performing assets.


(Dollars in Thousands)                                    December 31                            June 30,
                                 -------------------------------------------------------------- ------------
                                    1994        1995        1996         1997         1998         1999
                                 ----------- -----------  ----------  ------------ ------------ ------------
Loans on nonaccrual status       $       74   $     619   $     218    $      838   $      311   $      968
Loans - leases past due -
  greater than 90 days                  363         261         159           843          241          113
Restructured loans                       73          75           -            23            -           92
                                 ----------   ----------   ---------   -----------   ----------   -----------
  Total nonperforming loans             510         955         377         1,704          552        1,173

Other real estate owned                   -           -         233           148          175          175
                                 ----------   ----------   ---------   -----------   ----------   -----------
  Total nonperforming assets    $       510   $     955   $     610    $    1,852    $     727   $    1,348
                                ===========   ==========   =========    ==========   ===========  ===========
 Allowance for loan losses      $     1,331   $   1,868   $   2,146    $    2,371    $   3,055    $   3,289
Ratio of total nonperforming
  assets to total assets               0.33%       0.49%       0.28%         0.65%        0.23%        0.41%
Ratio of total nonperforming
  loans to total loans                 0.54%       0.81%       0.26%         1.06%        0.29%        0.58%
Ratio of allowance for loan
  losses to total non-
  performing assets                  260.98%     195.60%     351.80%       128.02%      420.22%      234.99%



         The increase in non-performing assets at June 30, 1999, compared to December 31, 1998, is primarily due to an increase in loans on non-accrual status and restructured loans offset by a decrease in loans and leases past due 90 days or more.

         The decrease in non-performing assets at December 31, 1998, compared to December 31, 1997, is primarily due to decreases in loans on non-accrual status, restructured loans and in loans and leases past due 90 days or more offset by a small increase in other real estate owned.

         The increase in non-performing assets at December 31, 1997, compared to December 31, 1996, is primarily due to increases in loans on non-accrual status, restructured loans and in loans and leases past due 90 days or more offset by an increase in other real estate owned.

         The table below shows the gross interest income that would have been recorded at June 30, 1999, and December 31, 1998, if these loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination if new for part of the period; and the amount of interest that was included in net income for the period. There were no restructured loans 90 days past due at December 31, 1998, or at June 30, 1999.


         (In Dollars)                       December 31, 1998               June 30, 1999
                                        --------------------------     -------------------------
                                           Gross       Interest           Gross      Interest
                                          Income        Earned           Income        Earned
                                        ------------  ------------     ------------  -----------
         Non-accrual loans                 $ 56,269      $ 19,789         $ 17,347      $ 4,403
         Other real estate owned           $ 15,300      $      -         $  6,016      $     -



Potential Problem Loans

         At June 30, 1999 and December 31, 1998, there were no loans or other interest bearing assets classified for regulatory purposes as loss, doubtful, substandard or special mention that (a) represent or resulted from trends or uncertainties which management anticipates could have a material impact on future operating results, liquidity or capital resources, or (b) represented material credits or assets about which management had information that would cause serious doubt as to the ability of the borrower to comply with the repayment terms.

Deposits

         The following table sets forth the average balances of Humboldt Bancorp's interest-bearing deposits, interest expense, and average rates paid for the periods indicated:



(Dollars in Thousands)        Year Ended December 31, 1997     Year Ended December 31, 1998        Six Months Ended June 30,
                                                                                                             1999
                              ------------------------------  --------------------------------   ------------------------------
                              Average    Interest  Average    Average     Interest   Average     Average    Interest   Average
                               Balance   Expense     Rate      Balance     Expense     Rate       Balance    Expense    Rate
                              ---------- --------- ---------  ----------- ---------- ---------   ---------- ---------- --------

Non-interest-bearing deposits $  59,050  $      -         -%  $   83,965  $       -      0.00%    $101,024   $      -       -%
Interest-bearing accounts:
Interest-bearing checking        46,177     1,157      2.51       51,609      1,061      2.06       52,146        428     1.65
Savings                          19,976       359      1.80       20,985        378      1.80       20,426        166     1.64
Time deposits                   100,072     5,457      5.45      114,633      6,126      5.34      118,018      2,841     4.85
                              ---------- --------- ---------  ----------- ---------- ---------   ---------- ---------- --------
  Total interest-bearing
        accounts                166,225     6,973      4.19      187,227      7,565      4.04      190,590      3,435     3.63
                              ---------- --------- ---------  ----------- ---------- ---------   ---------- ---------- --------
Total Deposits                $ 225,275  $  6,973      3.10%  $  271,192  $   7,565      2.79%   $ 291,614   $  3,435     2.38%
                              ========== ========= =========  ===========  =========  ========    =========  =========  ======




         Total deposits increased from the year ended December 31, 1998, to the six months ended June 30, 1999, by $6.6 million, or 2.3%. Management attributes this increase to Humboldt Bancorp's ongoing marketing efforts. Changes occurred in three of the four deposit categories: non-interest-bearing deposits increased by 5.5%, interest-bearing demand deposits increased by 4.6%, savings accounts decreased by 7.8%, and time deposits increased by 0.5%.

         At December 31, 1998, total deposits were $284.0 million, an increase of $28.8 million or 11.3% from total deposits of $255.2 million at December 31, 1997. Total deposits were $255.2 million, an increase of $62.6 million with 32.5% from total deposits of $192.6 million at December 31, 1996.

         Deposit growth in 1998 was due primarily to internal growth and not as a result of acquisitions. The growth in 1997 was the result of both internal growth and the acquisition of the Garberville office. The growth in deposit accounts has primarily been in interest-bearing and non-interest-bearing demand accounts particularly from our Merchant Bankcard operations. Non-interest-bearing demand deposits continued to be a significant portion of Humboldt Bancorp's deposit base. To the extent Humboldt Bancorp can fund operations with these deposits, net interest spread, which is the difference between interest income and interest expense, will improve. At June 30, 1999, non-interest bearing demand deposits accounted for 35.2% of total deposits, up slightly from 34.1% as of December 31, 1998.

         Interest-bearing deposits consist of money market, savings, and time certificate accounts. Interest-bearing account balances tend to grow or decline as Humboldt Bancorp adjusts its pricing and product strategies based on market conditions, including competing deposit products. At June 30, 1999, total interest-bearing deposit accounts were $188.3 million, an increase of $1.2 million, or 0.6%, from December 31, 1998. Interest-bearing demand accounts increased $2.7 million, or 1.5%, from December 31, 1997 to 1998, and $42.3 million, or 29.7%, from 1996 to 1997.

         At June 30, 1999, time certificates of deposits in excess of $100,000 totaled $ 48.3 million, or 16.6% of total outstanding deposits, compared to $
46.4 million, or 16.3%, of total outstanding deposits at December 31, 1998, $40.6 million, or 15.9%, of total outstanding deposits at December 31, 1997, and $26.4 million, or 13.7%, of total outstanding deposits at December 31, 1996. Humboldt Bancorp has never had brokered deposits and does not intend to seek these deposits. All public-entity time certificates of deposit are from local government agencies located in Humboldt and Trinity Counties.

         The majority of certificates of deposit in denominations of $100,000 or more in the past have tended to mature in less than one year, however, management can give no assurance that this trend will continue in the future.

         The following table sets forth, by time remaining to maturity, all time certificates of deposit accounts outstanding at June 30, 1999.

                  (Dollars in Thousands)                     June
                                                           30, 1999
                                                        ---------------

                  Three months or less                  $     51,848
                  Over three through twelve months            52,642
                  Over one year to three years                10,208
                  Over three years                             1,761
                                                        ---------------
                  Total                                 $    116,459
                                                        ===============

Short-Term Borrowings

         The following table sets forth certain information with respect to Humboldt Bancorp's short-term borrowings as of December 31, 1996, 1997, and 1998, and June 30, 1999.



(Dollars in Thousands)                                    December 31,           June 30,
                                                   ----------------------------  --------
                                                     1996      1997     1998      1999
                                                   --------- --------- --------  --------
Amount outstanding at end of period                  $  775   $ 1,761  $ 3,402   $ 4,660
Weighted average interest rate at end of period        6.19%     6.18%    6.13%     6.79%
Maximum amount outstanding at any month-end and
during the year                                      $  786   $ 1,774  $ 3,457   $ 4,688
Average amount outstanding during the period         $  784   $   845  $ 3,003   $ 4,390
Average weighted interested rate during the period     6.19%     6.19%    6.15%     6.70%



Shareholders' Equity

         Shareholders' equity increased $2.0 million during the first six months of 1999. Shareholders' equity at June 30, 1999, was $29.8 million compared to $27.8 million at December 31, 1998. This is an increase of $4.2 million or 17.8% compared with $23.6 million at December 31, 1997, which was an increase of $4.0 million or 20.4% compared with the $19.6 million at December 31, 1996.

         The increase in the first half of 1999 reflects net income and comprehensive income of $1.7 million and $200,000 in exercised stock options.

Asset-Liability Management and Interest Rate Sensitivity

         The operating income and net income of Humboldt Bancorp depend to a substantial extent on "rate differentials," i.e., the difference between the income Humboldt Bancorp receives from loans, securities and other earning assets, and the interest expense it pays on deposits and other liabilities. Interest income and interest expense are affected by general economic conditions and by competition in the marketplace. Humboldt Bancorp's interest and pricing strategies are driven by its asset-liability management analysis and by local market conditions.

         Humboldt Bancorp seeks to manage its assets and liabilities to generate a stable level of earnings in response to changing interest rates and to manage its interest rate risk. Humboldt Bancorp further strives to serve its communities and customers through deployment of its resources on a corporate-wide basis so that qualified loan demands may be funded wherever necessary in its branch banking system. Asset/liability management involves managing the relationship between interest rate sensitive assets and interest rate sensitive liabilities.

         The interest rate sensitivity of Humboldt Bancorp is measured over time and is based on Humboldt Bancorp's ability to reprice its assets and liabilities. The opportunity to reprice assets in the same dollar amounts and at the same time as liabilities would minimize interest rate risk in any interest rate environment. The difference between the amount of assets and liabilities repriced at the same time is referred to as the "gap." This gap represents the risk, or opportunity, in repricing. In general, if more assets than liabilities are repriced at a given time in a rising rate environment, net interest income would improve, and in a declining rate environment, net interest income would deteriorate. If more liabilities than assets were repriced under the same conditions, the opposite results would prevail. Humboldt Bancorp is asset sensitive and its near term performance could be enhanced by rising rates and negatively affected by falling rates due mainly to the significant amount of earning assets tied to prime.

         Interest Rate Risk. The table below shows the potential change in NIM (before taxes) if rates change as of June 30, 1999. NIM is the "net interest margin" which is the spread or difference between interest-earning assets and interest-paying liabilities. Humboldt Bancorp's NIM tends to increase if rates rise, and tends to decline if rates fall. The cause of this exposure is due to Humboldt Bancorp's concentration of short-term and rate sensitive loans as of June 30, 1999.

         Economic Risk. Humboldt Bancorp also measures the potential change in the net present value of Humboldt Bancorp's net existing assets and liabilities if rates change (the "economic value of equity" or "EVE"). The table below also shows the EVE. The EVE is determined by valuing Humboldt Bancorp assets and liabilities as of June 30, 1999, using a present value cash flow calculation as if Humboldt Bancorp is liquidated. The EVE declines when rates increase because there are more fixed rate assets than liabilities. However, Humboldt Bancorp's NIM earnings would also increase as rates increased (from the interest rate risk) and this benefit would offset the decline in EVE.

                                       % Change in NIM to
                                          Change in NIM
                   Change in              (In thousands            Shareholder Equity
                 Interest Rates              pre-tax)                    (pre-tax)            % of EVE
               -----------------       -----------------           -------------------       ----------
                      +2%                   $ 660                         2.3 %                 (9)%
                      +1%                   $ 346                         1.2 %                 (5)%
                      -1%                   $(375)                       (1.3)%                  5 %
                      -2%                   $(783)                       (2.7)%                  9 %


         The following table sets forth the repricing opportunities for the assets and liabilities of Humboldt Bancorp at June 30, 1999. Assets and liabilities are classified by the earliest possible repricing date or maturity, whichever comes first.


                                                                          Repricing In
                                      --------------------------------------------------------------------
                                                    Three       One                Five Years
                                      Less Than    Through    Through      Three    Through        Over      Non-
                                        Three       Twelve     Three      Through   Fifteen       Fifteen   Inteest
(Dollars in Thousands)                  Months      Months     Years    Five Years   Years         Years    Bearing       Total
                                      ----------- ---------- ---------- ----------- ----------- ---------- ----------- -----------
Assets:
Net Loans                               $ 83,708  $  13,341  $  27,636   $  40,134  $   21,837  $  14,350  $        -  $  201,006
Investment Securities                          -     12,732     23,635      10,052      15,751      5,272           -      67,442
Federal Funds Sold                        10,534          -          -           -           -          -           -      10,534
FHLB Stock                                     -          -          -           -           -          -         952         952
Interest-bearing deposits with banks          20          -          -           -           -          -           -          20
Non-interest earning assets                    -          -          -           -           -          -      50,435      50,435
                                      ----------- ---------- ---------- ----------- ----------- ---------- ----------- -----------
Total Assets                           $  94,262  $  26,073  $  51,271   $  50,186  $   37,588  $  19,622  $   51,387  $  330,389
                                      ==========  ========== ========== =========== =========== ========== =========== ===========
Liabilities:
Non-interest-bearing deposits          $       -  $       -  $       -   $       -  $        -  $       -  $  102,261  $  102,261
Interest-bearing deposits                123,735     52,643     10,208       1,761           -          -           -     188,347
Borrowings                                    22         68        199       4,371           -          -           -       4,660
Other liabilities                              -          -          -           -           -          -       5,338       5,338
Stockholders' equity                           -          -          -           -           -          -      29,783      29,783
                                      ----------- ---------- ---------- ----------- ----------- ---------- ----------- -----------
Total liabilities and stockholders'
equity                                $  123,757  $  52,711  $  10,407  $    6,132  $        -  $       -  $  137,382  $  330,389
                                      =========== ========== ========= =========== =========== ========== =========== ===========
Interest rate sensitivity gap         $  (29,495) $ (26,638) $  40,864  $   44,054  $   37,588  $  19,622
Cumulative interest rate
sensitivity gap                       $  (29,495) $ (56,133) $ (15,269) $   28,785  $   66,373  $  85,995




         The net cumulative Gap position is slightly negative in three years or less since more liabilities than assets appear to reprice during that time frame. However, this exposure to increasing rates is mitigated by deposit rates which are not expected to reprice rapidly in an increasing rate environment and a higher than normal level of short-term cash (not included in rate sensitive assets). Historically, Humboldt Bancorp's asset rates change more quickly than deposit rates, and management feels Humboldt Bancorp's asset yields will change more than cost of funds when rates change.

         Although the cumulative Gap position appears slightly negative as of June 30, 1999, management believes that Humboldt Bancorp is somewhat asset sensitive and has relatively low interest rate risk. The net interest margin should increase slightly when rates increase, and shrink somewhat when rates fall. This interest rate risk is driven by concentration of rate sensitive variable rate and short-term commercial loans, one of Humboldt Bancorp's major business lines. Humboldt Bancorp does have a significant amount of fixed rate loans to offset the impact from repricing of short-term loans. However, there can be no assurance that fluctuations in interest rates will not have a material adverse impact on Humboldt Bancorp.

Liquidity

         Humboldt Bancorp's liquidity is primarily a reflection of Humboldt Bancorp's ability to acquire funds to meet loan demand and deposit withdrawals and to service other liabilities as they come due. Humboldt Bancorp has adopted policies to maintain a relatively liquid position to enable it to respond to changes in the financial environment and ensure sufficient funds are available to meet those needs. Generally, Humboldt Bancorp's major sources of liquidity are customer deposits, sales and maturities of investment securities, the use of federal funds markets, and net cash provided by operating activities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions, and other factors, are not. Liquid asset balances include cash, amounts due from other banks, federal funds sold, and securities available-for-sale. To augment liquidity, Humboldt Bancorp has a Federal Funds borrowing arrangement with two correspondent banks totaling $10.5 million.

         Additionally, Humboldt Bancorp is a member of the Federal Home Loan Bank and through membership has the ability to pledge qualifying collateral for short term (up to six months) and long-term (up to five years) borrowings. Management may use this facility to fund loan advances by pledging single-family residential mortgages and/or commercial real estate loans as qualifying collateral.

         The liquidity position of Humboldt Bancorp may be expressed as a ratio defined as cash, due from banks, federal funds sold, interest-bearing deposits and market value of available-for-sale securities less book value of pledged securities divided by total assets.

         The following table sets forth certain information with respect to Humboldt Bancorp's liquidity as of December 31, 1996, 1997 and 1998, and June 30, 1999.


                                                                                   Six
                                                                                  Months
                                                      Year Ended                  Ended
         (Dollars in Thousands)                      December 31,                June 30,
                                         -------------------------------------   ----------
                                            1996         1997         1998         1999
                                         ------------ ------------ -----------   ----------

         Cash and due from banks         $    10,247   $   21,442   $  28,626    $  28,575
         Federal funds sold                    6,570        3,520       2,250       10,534
         Interest earning deposits                20        3,020       3,020           20
         Unpledged securities                 39,933       80,180      57,994       43,674
                                         ------------ ------------ -----------   ----------
         Total liquid assets             $    56,770   $  108,162   $  91,890    $  82,803
                                         ============ ============ ===========   ==========

         Liquid ratios
         Liquid assets to:
         Ending  assets                         26.4%        38.1%       28.7%        25.1%
         Ending  deposits (1)                   29.5%        42.4%       32.4%        28.5%


(1)      Less pledged public deposits.

         The decrease in liquidity at June 30, 1999, compared to December 31, 1998, and December 31, 1998, compared to December 31, 1997, is mainly attributable to the pledging of investments for selected deposits and current Visa and MasterCard pledging requirements. The increase in liquidity at December 31, 1997, compared to December 31, 1996, is attributable to a substantial increase in deposits.

         The analysis of liquidity also includes a review of the changes that appear in the consolidated statements of cash flows for the first six months of 1999. The statement of cash flows includes operating, investing, and financing categories. Operating activities include net income of $2.1 million, which is adjusted for noncash items and increases or decreases in cash due to changes in certain assets and liabilities. Investing activities consist primarily of both proceeds from and purchases of securities, and the impact of the net growth in loans. Financing activities present the cash flows associated with deposit accounts.

         Part of Humboldt Bancorp's normal lending activity involves making commitments to extend credit. One risk associated with the loan commitments is the demand on Humboldt Bancorp's liquidity that would result if a significant portion of the commitments were unexpectedly funded at one time. Humboldt Bancorp assesses the likelihood of projected funding requirements by reviewing historical patterns, current and forecasted economic conditions and individual client funding needs. At June 30, 1999, Humboldt Bancorp had $52.7 million in undisbursed commitments compared to $54.5 million at December 31, 1998, $47.2 million at December 31, 1997, and $38.5 million at December 31, 1996. Further, management maintains unpledged U.S. Government securities that are available to secure additional borrowings in the form of reverse repurchase agreements. At June 30, 1999, no U.S. Government Treasuries or Agencies at market value were available for reverse repurchase agreements. However, Humboldt Bancorp had U.S. Government Agency CMO's at market value of approximately $24.5 million which were unpledged. Management believes that this provides Humboldt Bancorp with the necessary liquid assets to satisfy funding requirements in the unlikely event of substantially higher than projected customer funding requirements.

Humboldt Bank Plaza

         On June 30, 1998, Humboldt Bank purchased from an unaffiliated party approximately 29 acres of property located at 2500 Fifth Street, Eureka, CA 95501. The property was purchased as a site for the future Humboldt Bank Plaza at a cost of approximately $2.9 million. At June 30, 1998, the property contained a building partially leased to a pharmacy, a gas station, and a trailer park. The gas station was sold for $170,000 on August 4, 1998. The pharmacy holds a lease which expires December 31, 1999, which obligated it to pay monthly rent of $18,326. The trailer park holds a lease which currently expires September 6, 1999, but which is expected to be extended to December 31, 2000, and which obligated it to pay monthly rent of $166.66, plus 12.5% of its gross rental income and 0.5% of its additional revenues.

         Humboldt Bank is working with an architect and a construction company on plans to renovate the building and the parking lot so that all of Humboldt Bancorp's and Humboldt Bank's administrative offices and departments that are currently housed in leased premises will be able to relocate to the Humboldt Bank Plaza. Further, 20,090 square feet of the Plaza will be leased to the District Attorney's Family Support Division, a Humboldt County agency. During the initial year of the lease to the agency, monthly lease income will be $27,121.

         Humboldt Bancorp is internally financing the cost of the acquisition and the renovation. Although the final budget has not been completed or approved, the estimated cost to renovate the building to house the administrative offices and departments is between $2.2 million and $2.5 million. Humboldt Bancorp believes it will save approximately $136,296 per annum in lease expenses and become more efficient by housing all administrative offices in one building. In addition, Humboldt Bancorp expects to sell its current property at 6th & G Streets, Eureka, California. This property has been appraised at between $660,000 and $690,000.

Financial Condition


                                                                                          Six Months
                                                                                            Ended       Increase
(Dollars in Thousands)          Year Ended December 31,           Increase (Decrease)      June 30,    (Decrease)
                         ----------------------------------------------------------------------------- ------------
                                                                   1997 over    1998 over                12/31/98-
                               1996         1997         1998         1996         1997         1999      6/30/99
                         ------------- ----------- ------------ ------------- ----------- ------------ ------------
Assets                     $ 214,738    $ 284,087    $ 319,975    $  69,349    $  35,888    $ 330,389     $ 10,414
Liabilities                $ 195,138    $ 260,533    $ 292,127    $  65,395    $  31,594    $ 300,606     $  8,479
Shareholders' Equity       $  19,600    $  23,554    $  27,848    $  3,954     $  4,294     $  29,783     $  1,935




Capital Resources
         The Federal Reserve Board and the Federal Deposit Insurance Corporation have established minimum requirements for capital adequacy for bank holding companies and member banks. The requirements address both risk-based capital and leveraged capital. The regulatory agencies may establish higher minimum requirements if, for example, a corporation has previously received special attention or has a high susceptibility to interest rate risk.

         The following reflects Humboldt Bancorp's various capital ratios at June 30, 1999, and December 31, 1998, as compared to regulatory minimums:


                                                                                           Minimum        Minimum Well
                                                                                          Capital         Capitalized
                                                December 31, 1998      June 30, 1999     Requirement       Requirement
                                                ------------------    --------------     ------------      -----------

Tier I capital                                         11.75%             11.98%            4.0%               6.0%
Total risk-based capital                               13.00%             13.23%            8.0%              10.0%
Leverage ratio                                          8.12%              8.67%            4.0%               5.0%



         No regulatory agency has advised Humboldt Bancorp that it is deficient with respect to the Tier 1 leverage-ratio. Management is unaware of any current recommendations by regulatory authorities, which if implemented, would have a material adverse impact on future operating results, liquidity or capital resources.

Effects of Inflation

         Assets and liabilities of financial institutions are principally monetary in nature. Accordingly, interest rates, which generally move with the rate of inflation, have a potentially significant effect on Humboldt Bancorp's net interest income. Humboldt Bancorp attempts to limit inflation's impact of rates and net income margins through a continuing asset/liability management program.

Year 2000 Issue

         The Year 2000 problem arises when computer programs have been written having two digits rather than four to define the applicable year. As a result, date-sensitive software and/or hardware may recognize a date having 00 as the year 1900 rather than the year 2000. This could result in a system failure or other disruption of operations and impede normal business activities.

         In June 1996, the Federal Financial Institutions Examination Council alerted the banking industry of the serious challenges that would be encountered with the Year 2000 issue. The Federal Deposit Insurance Corporation has also implemented a plan to require compliance with Year 2000 issues and regularly examines its progress.

         Humboldt Bancorp formed a committee of senior company personnel in late 1997 to address the issue of computer programs and embedded computer chips being unable to distinguish between the year 1900 and the year 2000. The committee meets on a regular basis to evaluate, review progress, and make recommendations on the various phases of the Year 2000 project. Humboldt Bancorp is satisfied with the progress made to date and is on track to complete the project in time for the Year 2000 date change.

Project

         The Humboldt Bancorp-wide project is divided into seven major phases:

         1.       The Awareness Phase
         2.       The Assessment Phase
         3.       The Vendor, Customer and Employee Notification Phase
         4.       The Vendor and Customer Response Review Phase
         5.       The Testing Phase
         6.       The Contingency Phase
         7.       The Renovation Phase

         The Awareness Phase consisted of gaining executive level support for the resources necessary to perform compliance work, for establishing a Year 2000 project team and for developing an overall strategy that encompassed the in-house core system, out-sourced systems, vendors, customers, and suppliers including correspondents. The Awareness Phase is fully completed.

         The Assessment Phase consisted of assessing the size, scope, and complexity of the problem, detailing the magnitude of the effort necessary to address the Year 2000 project and the preparation of a Year 2000 action plan. This phase identified all hardware, software, network, ATM and various other processing platforms, and customers and vendor interdependencies affected by the year 2000-date change. The assessment went beyond informational systems to include environmental systems that are dependent on embedded microchips such as security systems, elevators and vaults. The Assessment Phase is fully completed.

         The Vendor, Customer, and Employee Notification Phase consisted of the following:

         1. The mailing of letters to critical vendors requesting information on their Year 2000 compliance plans and readiness.

         2. The mailing of letters to and personal contact with major customers (with special emphasis given key loan customers), to ascertain their awareness, preparations and compliance plans relative to the Year 2000 problem.

         3. Humboldt Bancorp staff members were guest speakers at several service clubs in the area outlining the Year 2000 problem.

         4. Meetings were held with all staff members within Humboldt Bancorp to advise them of the Year 2000 problem, and the steps Humboldt Bancorp was taking to ensure compliance.

         5. Humboldt Bancorp's Year 2000 Policy Statement, as well as other informational items, has been made available to both customers and other interested parties.

         The Vendor, Customer, and Employee Notification Phase is completed. Humboldt Bancorp, however, will continue to keep vendors, customers and employees updated on its compliance progress and general Year 2000 issues.

         The Testing Phase is a multifaceted process that is critical to the Year 2000 project and inherent in each phase of the project plan. This process includes the testing of incremental changes to hardware and software components. In addition to testing upgraded components, connections with other systems have been verified to ensure that internal and external users accept all changes. The committee is assuring the effective and timely completion of all hardware and software testing prior to final implementation and has ongoing discussions with their vendors of their testing efforts. Humboldt Bancorp has prepared, and the board of directors has approved, Humboldt Bancorp's Year 2000 Test Plan. Test scripts for all critical applications are complete and have been executed without incident. Humboldt Bancorp's core operating system was unit tested in December 1998, with initial end-to-end interface testing executed in March 1999 and completed in June 1999. All critical dates have been tested for the core operating system. The system has proven to be compliant. Additional testing of critical interfaces to Humboldt Bancorp's core system was completed by the end of June 1999. As well, several of the organization's ancillary systems have been tested without incident. Humboldt Bancorp has completed the necessary testing as required by its regulatory agencies. Additional "comfort" testing is ongoing, and Humboldt Bancorp intends to continue testing through the rest of 1999 and into the Year 2000 (Leap Year). The additional testing will cover any upgrades to existing systems, as well as any new hardware or software Humboldt Bancorp implements prior to the end of the year.

         The Contingency Phase consists of a comprehensive plan to address remediation and business resumption functions that rely on mission critical systems. An updated version of the Contingency Plan, which contains an overview of Humboldt Bancorp's contingency testing and training plans, was completed by June 30, 1999 and was submitted to the board of directors for review and approval on July 15, 1999. Humboldt Bancorp anticipates that the Contingency Plan will be a living document, which will be continuously updated as necessary through 1999.

         The Renovation Phase will consist of renovating, replacing and retiring non-compliant systems, as well as evaluating Year 2000 code enhancements, hardware and software upgrades, system replacements and other associated changes. Humboldt Bancorp anticipates that the Renovation Phase will continue throughout the remainder of 1999.

Costs

         The total cost associated with required modifications to become Year 2000 compliant is not expected to be material to Humboldt Bancorp's financial position. The estimated total cost of the Year 2000 project is approximately $500,000. A minimal amount, other than time of the committee members, has been expended on the Year 2000 project as of June 1999. Humboldt Bancorp is also expensing and reserving $10,000 a month for possible loan losses caused by Year 2000 problems. This reserve will be approximately $220,000 at December 31, 1999.

Risks

         The failure to correct material Year 2000 problems could result in the interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect Humboldt Bancorp's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from uncertainty of the Year 2000 readiness of third party suppliers and customers, Humboldt Bancorp is unable to specifically determine at this time whether the consequences of Year 2000 failures will have a material impact on Humboldt Bancorp's results of operations, liquidity or financial condition. However, its ongoing Year 2000 efforts are expected to significantly reduce Humboldt Bancorp's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its critical vendors. Humboldt Bancorp believes that, with implementation of new business systems, if necessary, and the completion of the project as scheduled, the possibility of significant interruptions of normal operations should be reduced to a minimum.

Impact of Recent Accounting Pronouncements

         In June 1998, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. This new standard is effective for 2000 and is not expected to have a material impact on the financial statements of Humboldt Bancorp.

         In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." SFAS No. 134 amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities," which establishes accounting and reporting standards for selected activities of mortgage banking enterprises and other enterprises that conduct operations that are substantially similar. SFAS No. 134 requires that after the securitization of mortgage loans held for sale, the resulting mortgage-backed securities and other retained interests should be classified in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," based on its ability and intent to sell or hold these investments. This new standard is effective for 1999 and is not expected to have a material impact on the financial statements of Humboldt Bancorp.

                          BUSINESS OF HUMBOLDT BANCORP

Introduction

         Humboldt Bancorp is a multi-bank holding company with two bank subsidiaries, Humboldt Bank and Capitol Valley Bank. In addition, Humboldt Bancorp owns a 50% interest in Bancorp Financial Services, a leasing corporation. Reference to Humboldt Bancorp in this section constitutes reference to Humboldt Bank, and Capitol Valley Bank which began operations March 3, 1999. Reference to Humboldt Bank is a reference to just Humboldt Bank and reference to Capitol Valley Bank is a reference to just Capitol Valley Bank.

         Humboldt Bancorp was incorporated under the laws of the state of California on January 23, 1995. Humboldt Bancorp initially was organized for the purpose of becoming the holding company for Humboldt Bank. On January 2, 1996, the plan of reorganization was effected and shares of Humboldt Bancorp common stock were issued to the shareholders of Humboldt Bank in exchange for their Humboldt Bank common stock. Humboldt Bancorp conducts its operations at its main office 701 Fifth Street, Eureka, California 95501.

         Humboldt Bank was incorporated as a California state-licensed bank on March 13, 1989, and began its operations in the Eureka/Humboldt area of California on September 13, 1989. Capitol Valley Bank was incorporated as a California state-licensed bank on December 17, 1998, and began its operations in Roseville, California on March 3, 1999. The deposits of Humboldt Bank and Capitol Valley Bank are insured to $100,000, the maximum amount permitted by the Federal Deposit Insurance Corporation.

         Humboldt Bank's head office is located at 701 Fifth Street, Eureka, CA 95501. It has nine branches. Humboldt Bank plans to open a new branch in Henderson Center, Eureka, California in the second quarter of the year 2000. Humboldt Bank has recently completed the acquisition of two branches from California Federal Bank located in Eureka and Ukiah, California. Capitol Valley Bank is a state, nonmember bank. Capitol Valley Bank has one main branch office located at 1601 Douglas Boulevard, Roseville, CA 95661. Bancorp Financial Services, a California corporation, makes consumer automobile loans and commercial equipment leases, of less than $100,000, to small businesses. Bancorp Financial Services is jointly owned by Humboldt Bancorp and Tehama Bancorp and began operations in November 1996. Bancorp Financial Services' office is located at 3 Park Center Drive, Suite 100, Sacramento, CA 95825.

         As of June 30, 1999, Humboldt Bancorp had total assets of $330.4 million, total deposits of $290.6 million, and shareholders' equity of $29.8 million. Humboldt Bancorp's net income for the six months ended June 30, 1999, and the year ended December 31, 1998, was $2.1 million and $4.0 million which was Humboldt Bancorp's ninth consecutive year of increasingly higher net income. For the year ended December 31, 1998, Humboldt Bancorp's return on average assets was 1.2% and return on average equity was 16.0%. Since the year ended December 31, 1994, Humboldt Bancorp has increased earnings by an average of 34.3% per year and increased return on average assets from 0.9% in 1994 to 1.2% in 1998. During the same period, Humboldt Bancorp has achieved a return on average equity greater than 14.5% each year while maintaining high asset quality.

         From Humboldt Bank's origins as a one-branch bank in Eureka, California, to a two-bank holding company, Humboldt Bancorp has grown primarily through branch acquisitions, new branch openings, the introduction of new business lines and the expansion of non-traditional banking services such as Merchant Bankcard. For example, a significant part of Humboldt Bancorp's growth in earnings can be attributed to the expansion of business in new business lines including Humboldt Bank's Merchant Bankcard services. For the six months ended June 30, 1999, and years ended December 31, 1998, 1997, and 1996, Humboldt Bancorp's revenue from other non-interest income was $8.7 million, $12.5 million, $8.1 million, and $5.7 million, respectively.

         In 1993, Humboldt Bank acquired its Arcata and McKinleyville branches from U.S. Bank which had in turn acquired these branches along with other branches of HomeFed Bank from the Resolution Trust Corporation. The Arcata and McKinleyville branches had deposits of approximately $56.0 million at the time of acquisition. In 1995, Humboldt Bank acquired its Loleta, Weaverville and Willow Creek branches from U.S. Bank. In this transaction, Humboldt Bank acquired deposits totaling approximately $27.1 million and fixed assets and loans totaling approximately $2.7 million. In 1997, Humboldt Bank acquired its Garberville, California, branch from First Nationwide Bank. The Garberville branch had total deposits of approximately $22.9 million at the time of acquisition. On August 27, 1999, Humboldt Bank completed the acquisition of two branches from CalFed located in Eureka and Ukiah, California acquiring approximately $0.1 million and $72.2 million in aggregate loans and deposits, respectively. Management believes these branch acquisitions strengthen Humboldt Bank's market position by eliminating competition in Humboldt Bank's primary region of Humboldt and Trinity counties.

Business Strategy

         Increase Earning Assets. With the CalFed branch acquisitions, which primarily includes deposits with only a nominal amount of loans, Humboldt Bancorp will have a 56.2% loan-to-deposit ratio. Our goal is to increase earning assets in order to raise the loan-to-deposit ratio to approximately 80%. If this were to happen, we would expect our profitability to increase as higher yielding loans replace investment securities on our balance sheet. One of our strategies to increase earning assets is the acquisition of Global Bancorp, parent of Capitol Thrift and Loan. Capitol Thrift's branch network extends from central to southern California, and its primary focus is on loan products, rather than deposit products. We expect this emphasis to compliment Humboldt Bancorp's current deposit products and marketing focus.

         Aggressively and Prudently Increase Market Share in Greater Sacramento/Roseville. Humboldt Bancorp's subsidiary, Capitol Valley Bank, opened in March 1999 in the Sacramento suburb of Roseville, California. Roseville was selected for our expansion into central California because it is one of the fastest growing regions in California. With employers like Hewlett Packard, N.E.C., and Oracle, more than 14,052 jobs have been created in the Roseville area over the past 10 years. Subsequently, in August 1999 Humboldt Bancorp acquired Silverado Merger Corporation, which under the name of Silverado Bank (In organization) had been raising capital in anticipation of opening a community bank in Roseville. The acquisition of Silverado not only removes a potential competitor from the marketplace, but more importantly, we believe it significantly increases our market presence and depth in the Sacramento/Roseville market.

         Capitalize on Humboldt Bank's Market Position. Humboldt Bank currently holds the largest share of FDIC-insured deposits in Humboldt County at 25.2%. It also holds 28.2% of FDIC-insured deposits in Trinity County. Our goal is to increase our market share position by opening new branches and increase the utilization of our current operations in the region. Current plans are underway to open an additional branch in the Henderson Center business area of Eureka. The additional branch should increase market share and provide an additional convenient location to serve Humboldt Bank's current customer base. Humboldt Bank's new President, John Dalby, intends to continue Humboldt Bank's strong sales culture in order to aggressively pursue new loan business while strictly adhering to our prudent and proven loan approval process.

         Continue to Seek Strategic Acquisitions. We intend to explore the acquisition of other community banks and branches of larger banks in the California market. We believe that the consolidation in the banking industry, along with increased regulatory burdens, and concerns about technology and marketing, could likely lead the owners of community banks within this market to explore the possibility of sale or combination with a broader-based holding company such as Humboldt Bancorp. From time to time, we have engaged in acquisition discussions that will be beneficial to us. We believe that such opportunities are available and our ability to consummate such acquisitions will be enhanced by completion of the concurrent public offering and the creation of a more active public market for Humboldt Bancorp's stock.

         Increase Efficiency of Operations. Humboldt Bancorp intends to commence an in-depth, corporation-wide study of methods to reduce costs and increase revenues as soon as feasible after the merger. Given our recent acquisitions, and the introduction of several new products and services, we believe there is an opportunity to reduce redundant costs within Humboldt Bancorp, as well as introduce existing products and services into our recently acquired operations.

Banking Services

         To retain existing customers and attract new customers, Humboldt Bank offers a broad range of services, including automated teller machines, credit card and merchant bankcard services, ACH services, and daily courier services. In addition, Humboldt Bank maintains close relationships with its customers by providing direct access to senior management during and after normal business hours, rapid response to customer requests, and specialized market area knowledge of the communities in northern California.

Lending Activities

          Humboldt Bancorp concentrates its lending activities in real estate, commercial, lease financing, credit card and consumer loans, made almost exclusively to individuals and businesses primarily in Northern California. Humboldt Bancorp has no foreign loans. The net loan and lease portfolio as of June 30, 1999 and December 31, 1998, totaled $197.7 million and $186.0 million which represented 68.0% and 65.5% of total deposits and 59.8% and 58.1% of total assets. Humboldt Bancorp also generates fee income by servicing mortgage loans. See "Loan Servicing" below.

         Real Estate Loans and Real Estate Banking Operations

         Real Estate - Construction

         Humboldt Bancorp makes loans to finance the construction of residential and commercial properties and to finance land acquisition and development. At June 30, 1999 and December 31, 1998, Humboldt Bancorp had outstanding real estate-secured construction loans totaling $23.2 and $20.7 million, representing 11.7% and 11.1% of Humboldt Bancorp's net loan portfolio. The concentration in the construction loan portfolio has been on owner-occupied single family construction loans.

         Humboldt Bancorp's owner-occupied single family construction loans typically have a maturity of up to nine months and are secured by deeds of trust and usually do not exceed 90% of the appraised value of the home to be built. Loans to developers for the purpose of acquiring unimproved land and developing such land into improved 1-to-4 lots typically have a maturity of 12 to 24 months; have a floating rate tied to prime rate; usually do not exceed 75% of the appraised value; are secured by a first deed of trust and, in the case of corporations, are personally guaranteed. All commercial construction loans are underwritten using the actual or estimated cash flow the secured real property would provide to an investor in the event of a default by the borrower. A debt coverage ratio of 1.25:1 and a maximum loan to value of 70% is required in most cases. To reduce the risks inherent in construction lending, Humboldt Bancorp limits the number of properties which can be constructed on a "speculative" or unsold basis by a builder at any one time to 2 to 4 houses and requires the borrower or its principals personally to guarantee repayment of the loan.

         Real Estate - Owner-Occupied, Single-Family Residential

         Humboldt Bancorp also originates owner-occupied, single-family, residential real estate loans in its market area. At June 30, 1999 and December 31, 1998, Humboldt Bancorp had outstanding owner-occupied, single-family, residential real estate loans totaled $41.2 and $35.2 million. Humboldt Bancorp originates fixed-rate mortgage loans and adjustable-rate residential mortgage loans. Fixed-rate mortgages are at competitive rates and adjustable-rate loans currently offered by Humboldt Bancorp have interest rates which adjust every one, three or five years from the closing date of the loan or on an annual basis commencing after an initial fixed-rate period of one, three or five years in accordance with a designated index, plus a stipulated margin. The primary index utilized by Humboldt Bancorp is the weekly average yield on U.S. Treasury securities adjusted to a constant comparable maturity equal to the loan adjustment period, as made available by the Federal Reserve Board (the "Treasury Rate"). Humboldt Bancorp originates residential mortgage loans with loan-to-value ratios of up to 95%. On any mortgage loan exceeding an 80% loan-to-value ratio at the time of origination, however, Humboldt Bancorp requires private mortgage insurance in an amount intended to reduce Humboldt Bancorp's exposure to 80% of the appraised value of the underlying collateral. Also, at June 30, 1999, Humboldt Bancorp had approximately $14.5 million in home equity line of credit loans, representing approximately 7.9% of its gross loan portfolio. Humboldt Bancorp's home equity lines of credit have adjustable interest rates tied to the prime interest rate plus a margin.

         Generally, Humboldt Bancorp sells its owner-occupied, single-family, residential fixed-rate loans in the secondary market. There were no real estate loans pending sale at June 30, 1999.

         Real Estate - Commercial and Agricultural

         In order to enhance the yield on and decrease the average term to maturity of its assets, Humboldt Bancorp originates permanent loans secured by commercial real estate. Humboldt Bancorp's commercial real estate loan portfolio includes loans secured by small apartment buildings, strip shopping centers, small office buildings, farms and other business properties, generally located within Humboldt Bancorp's primary market area. Real estate commercial and agricultural loans are secured by both commercial and single-family property. At June 30, 1999 and December 31, 1998, Humboldt Bancorp had outstanding real estate secured commercial and agricultural loans totaling $87.4 million and $80.2 million.

         Commercial Loans

         Humboldt Bancorp's commercial loans consist of loans secured by commercial real estate and commercial business loans, which are not secured by real estate. For a discussion of Humboldt Bancorp's commercial real estate lending see " -- Real Estate - Commercial and Agricultural." Commercial loans are primarily loans to business customers and include revolving lines of credit, working capital loans, equipment financing, letters of credit and inventory financing. At June 30, 1999, and December 31, 1998, Humboldt Bancorp had commercial loans totaling $34.7 million and $34.0 million, representing 17.6% and 18.3% of Humboldt Bancorp's net loan portfolio.

          Typically, commercial loans are floating rate obligations and are made for terms of 5 years or less, depending on the purpose of the loan and the collateral. Such loans generally are secured by equipment and inventory, and, if possible, cross-collateralized by a real estate mortgage, although commercial business loans are sometime granted on an unsecured basis. No single commercial customer accounted for more than 1.9% of total gross loans at June 30, 1999, and 3.1% of total gross loans at December 31, 1998.

         Lease Financing Loans

         As of June 30, 1999, and December 31, 1998, Humboldt Bancorp had outstanding lease financing loans totaling $7.9 and $9.9 million, representing 4.0% and 5.3% of Humboldt Bancorp's net loan portfolio. Humboldt Bancorp makes lease financing loans to finance credit card swipe machines and other small ticket leases. The dollar amount of each lease usually ranges from under $2,000 to $5,000 and the term is approximately three to five years. Humboldt Bancorp may also generate leases which may be sold to other financial institutions on a non-recourse basis.

         Credit Card and Related Service

                  Humboldt Bank offers credit card accounts through its participation as a principal member of Visa. Management believes that providing credit card services to its customers helps Humboldt Bank remain competitive by offering an additional service. Currently Humboldt Bank does not actively solicit credit card business beyond its customer base and market area. At June 30, 1999, and December 31, 1998, credit card loans totaled $3.7 and $5.7 million, or 1.9% and 3.1% of Humboldt Bancorp's net loan portfolio.

         Consumer Loans

         In recent years, Humboldt Bancorp has been successful in its strategy of increasing its portfolio of consumer loans. The consumer loans originated by Humboldt Bancorp include automobile loans and miscellaneous other consumer loans, including unsecured loans. At June 30, 1999, and December 31, 1998, consumer loans, including loans to individuals, business customers totaled $2.0 and $2.1 million, or 1.0% and 1.1% of Humboldt Bancorp's net loan portfolio. Consumer lending affords Humboldt Bancorp the opportunity to earn yields higher than those obtainable on single-family residential lending.

         Other Loans

         As of June 30, 1999 and December 31, 1998, Humboldt Bancorp had outstanding other loans totaling $1.7 million and $2.1 million. These loans consist mainly of overdrafts of less than 30 days' duration and state and political loans.

         Loan Servicing

         Humboldt Bank may retain the servicing on loans sold to institutional investors, which generates ongoing servicing revenues. Humboldt Bank's mortgage and Small Business Administration servicing portfolio was $157.9 and $144.5 million at June 30, 1999 and December 31, 1998.

         Loan servicing includes (a) collecting and remitting loan payments, (b) accounting for principal and interest, (c) holding escrow and impound funds for payment of taxes and insurance, (d) making inspections as required of the mortgage premises, (e) collecting amounts from delinquent mortgages, (f) supervising foreclosures in the event of unremedied defaults, and (g) generally administering the loans for investors to whom they have been sold.

         Humboldt Bank receives fees for servicing mortgage loans. The fees range generally from .250% to .375% per annum on the declining principal balances of the loans. The average service fee collected by Humboldt Bank was
 .250% for the six months ended June 30, 1999, and .250% for the year ended December 31, 1998. Servicing fees are collected and retained by Humboldt Bank out of monthly mortgage payments. Humboldt Bank's servicing portfolio can be reduced by normal amortization and prepayment or liquidation of outstanding loans. Approximately 90% of the loans serviced by Humboldt Bank have outstanding balances of greater than $100,000, and approximately 10% are adjustable rate mortgages.

         Humboldt Bank accounts for revenue from the sale of loans where servicing is retained in conformity with the requirements of Statements of Financial Accounting Standards No. 65 and the Financial Accounting Standards Board Emerging Issues Task Force Issue No. 88-11. Gains and losses are recognized at the time of sale by comparing sales price with carrying value. A premium results when the interest rate on the loan, adjusted for a normal service fee, exceeds the pass-through yield to the buyer.

         In general, the value of Humboldt Bank's loan servicing portfolio may be adversely affected as mortgage interest rates decline and loan prepayments increase. This would also decrease income generated from Humboldt Bank's loan servicing portfolio. This negative effect on Humboldt Bank's income attributable to existing servicing may be offset somewhat by a rise in origination and servicing income attributable to new loan originations, which historically have increased in periods of low mortgage interest rates.

         The following table sets forth the dollar amount of Humboldt Bank's mortgage loan servicing portfolio. Although Humboldt Bank intends to continue to increase its servicing portfolio, increases will depend on market conditions and the availability of capital.


                                                                         December 31, 1998       June 30, 1999
                                                                         ------------------      --------------
Loan Servicing Portfolio:
Loans originated by Humboldt Bank and sold:                              $  142.1 Million        $  154.9 Million
Loans originated by Humboldt Bank but awaiting funding:                  $    7.7 Million        $     -0-



         Humboldt Bank also services a portfolio of SBA loans which is anticipated to increase during 1999. As of December 31, 1998, SBA Loans originated and serviced by Humboldt Bank were $2.4 million, and as of June 30, 1999, were $3.0 million.

         For the most part, the Small Business Administration loans are tied to prime and as a result there are no early payoffs as a result of declining rates such as with real estate loans.

Savings and Deposit Activities

         Humboldt Bancorp offers customary banking services including personal and business checking, savings accounts, time certificates of deposit, IRA, and Keogh accounts. Most of Humboldt Bancorp's deposits are obtained from commercial businesses, professionals, and individuals with high income or net worth.

         The following table sets forth certain information with respect to Humboldt Bancorp's savings and deposit activities as of December 31, 1998, and June 30, 1999.


(Dollars in Thousands)                                        December 31, 1998              June 30, 1999
                                                          --------------------------    -------------------------
                                                           Number of      Average        Number of      Average
                                                           Accounts       Balance        Accounts       Balance
                                                          ------------  ------------    ------------   ----------
Demand deposit accounts                                        11,973      $ 10,022          12,944      $ 9,691
Savings and money market                                       17,508         2,795          15,462        3,120
Time certificates in excess of $100,000                           252       180,803             288      169,244
Time certificates less than $100,000                            3,566        19,483           3,495       19,509
                                                          ------------  ------------    ------------   ----------
Totals                                                         33,299      $  8,528          32,189      $ 9,028
                                                          ============  ===========     ============   =========


         Humboldt Bancorp has not obtained any deposits through deposit brokers and has no present intention of using brokered deposits as a source of funding.

Merchant Bankcard

         Humboldt Bank offers Merchant Bankcard services to merchants located throughout the United States, including merchants who transact business through the Internet and merchants who have had problems obtaining Merchant Bankcard services from other institutions. Humboldt Bank's Merchant Bankcard Department's customers are nationwide because Humboldt Bank is able to electronically transact its business.

         Humboldt Bank began to offer Merchant Bankcard services in 1993. In general, Merchant Bankcard services involve collecting funds for, and crediting the accounts of, merchants for sales of merchandise and services to credit card customers. For its services, Humboldt Bank receives a service fee and other processing fees.

         Initially, Humboldt Bank marketed its Merchant Bankcard services through independent service and marketing organizations. Through Humboldt Bank's Merchant Bankcard Department, independent service and marketing organizations solicit merchant accounts and performs the service and collection function while Humboldt Bank provides the accounting and credit function. As discussed below, independent service and marketing organizations may also provide some form of guarantee to financial institutions that perform the credit function. As of June 30, 1999, three independent service and marketing organizations engaged by Humboldt Bank represented 59,963 merchant accounts. Further, those three independent sales organization represented $1,372.4 million of total Merchant Bankcard transactions for the six months ended June 30, 1999.

         In 1997, Humboldt Bank began an additional unit within Merchant Bankcard services where all servicing aspects of Merchant Bankcard are performed by Humboldt Bank. Humboldt Bank is then solely responsible for all aspects of servicing the merchant account, although Humboldt Bank still relies on independent sales organizations for solicitation of merchants. In turn, Humboldt Bank is able to retain more income from the service and processing fee. For the six months ended June 30, 1999, merchant accounts initiated by Humboldt Bank represented $85.2 million of total Merchant Bankcard transactions.

         In the event the customer is dissatisfied with the merchandise or service, in general, a merchant must accept a charge back for a period of 120 days. The merchant's checking account is debited with the charge-back if sufficient funds exist; otherwise, the merchant's reserve funds are debited. If a merchant's reserves are insufficient to fund the charge-back and an independent service and marketing organization is involved, Humboldt Bank looks to the applicable and available guarantee, if any, of the independent service and marketing organization. If the merchant's reserve is exhausted and either
(a) an independent service and marketing organization is involved but no guarantee is applicable or available, or (b) no independent service and marketing organization is involved, Humboldt Bank uses its internal reserves to fund the charge-back. During the past three years, because Humboldt Bank has increased its own merchant bankcard services, Humboldt Bank has increased its internal reserves for charge-backs.

         At June 30, 1999, and as of December 31, 1998, 1997, and 1996, Humboldt Bank held merchant reserves primarily in non-interest bearing accounts of $55.4 million, $47.0 million, $33.0 million, and $21.3 million, respectively, and internal reserves of $1.24 million, $1.0 million, $682,805 and $582,495, respectively.

         During the past three fiscal years, Humboldt Bank's Merchant Bankcard Department has increased in importance to Humboldt Bank's revenues. For the six months ended June 30, 1999, and years ended December 31, 1998, 1997, and 1996, total revenues derived from the Merchant Bankcard Department, including ATM activities described below, were $6.3 million, $7.3 million, $4.3 million, and $2.6, respectively, and the Merchant Bankcard Department's personnel has increased from 20 employees in 1996 to 76 as of June 30, 1999.

         The VISA Association of which Humboldt Bank is a member has recently modified its operating regulations to decrease its fraud ratios. By December 1999, all members must lower their fraud ratios to three times the national average. While management does not envision this change to substantially affect Humboldt Bank's Merchant Bankcard operations, this change may adversely affect future growth opportunities. Further, the VISA Association has and is considering other changes to the operating regulations, such as processing limitations based on capital, that may adversely affect Humboldt Bank Merchant Bankcard Department's future growth opportunities.

         A summary of the Merchant Bankcard Department's merchant bankcard activities for the six months ended June 30, 1999 and the years ended December 31, 1996, 1997 and 1998 is set forth below:


                                                                                           For Six
                                                                                        Months Ended
                                                    For Years Ended December 31,           June 30
                                                 ------------------------------------   --------------
                                                    1996        1997         1998           1999
                                                 -----------  ----------  -----------   --------------

         Number of Accounts                          23,821      33,106       62,349           64,073
         Gross Processing Volume (In Millions)   $    1,149   $   1,428   $    2,172     $      1,458


         A summary of the Merchant Bankcard Department's losses in connection with merchant bankcard services involving an independent service and marketing organization, and for losses in connection with its own merchant bankcard services when an independent service organization was not involved, and for the six months ended June 30, 1999, and for the years ended December 31, 1996, 1997and 1998, is set forth below:



                                                                                       For Six
         (Dollars in Thousands)                 For Years Ended December 31,        Months Ended
                                                                                       June 30
                                           ---------------------------------------  --------------
                                              1996         1997          1998           1999
                                           -----------  -----------   ------------  --------------
         ISO Servicing Loss                $   29,250   $   14,682     $        -   $        -
         Proprietary Loss                  $        -   $        -     $   17,829   $    1,215


         In 1996, Humboldt Bank began to sponsor ATM placement companies and in 1997 began ATM funding. These activities are accounted for within the Merchant Bankcard Department.

         Humboldt Bank contracts with bonded money carriers and correspondent vault centers throughout the nation to access cash at any point. Humboldt Bank earns a fee for each sponsored transaction and a fee for the cash advanced. For the six months ended June 30, 1999, ATM funding was $14.4 million and ATM loss for the same period was $0. For the year ended December 31, 1998, ATM funding was $13.9 million, and for the year ended December 31, 1997, was $10.2 million.

Capitol Valley Bank

         In March, 1999, Humboldt Bancorp contributed capital totaling $4.5 million to form Capitol Valley Bank. Capitol Valley Bank is located in Roseville, California, and opened for business March 3, 1999. Humboldt Bancorp believes that the Sacramento-Roseville, California market represents an attractive location to do business for a community bank. The Sacramento-Roseville region's infrastructure contains a major airport, deep-water port, transcontinental railroad, and an interstate freeway system. Roseville is located approximately 20 miles northeast of downtown Sacramento and is primarily intersected by Interstate 80, which is an artery off Interstate 5 and travels in a northeasterly direction. The city of Roseville is an important link along the Interstate 80 corridor linking Sacramento and Auburn, California, and Reno, Nevada. Capitol Valley Bank will focus primarily on products and services geared to individuals, professionals and small and middle-size businesses.

         In September 1999, Humboldt Bancorp entered into an agreement to acquire all the outstanding shares of Silverado Merger Corporation which was Silverado Bank, a bank in organization, which had yet to raise the necessary capital to open as a commercial banking institution, for 45,002 shares of Humboldt Bancorp common stock and warrants to purchase up to 90,000 shares of Humboldt Bancorp common stock at $12.00 per share. In the event Capitol Valley Bank fails to achieve certain business objectives such as developing new business accounts, (a) Humboldt Bancorp has the right to repurchase the 45,002 shares of common stock for $1.00 each, and (b) the warrants to purchase up to 90,000 shares of common stock for $12.00 per share cannot be exercised. As part of the acquisition, Capitol Valley Bank hired Silverado Merger Corporation's president, and entered into non-competition agreements with the shareholders of Silverado Merger Corporation prohibiting them from participating in any financial institution within 30 miles of Capitol Valley Bank until December 31, 2002. In addition, Capitol Valley Bank's board was expanded to include three to five new directors consisting of some of the prior directors of Silverado Merger Corporation. Finally, as part of the acquisition agreement, some shareholders and supporters of Silverado Merger Corporation purchased $1.6 million of Humboldt Bancorp's restricted common stock at $12.00 per share pursuant to a private placement.

         Silverado Merger Corporation has no operations, and all of its obligations and liabilities were extinguished prior to consummation of the merger. Therefore, Silverado Merger Corporation's financial statements are immaterial. Humboldt Bancorp acquired Silverado Merger Corporation to expand Capitol Valley Bank's presence in the Sacramento-Roseville, California area through business associates and contacts of the former directors and organizers of Silverado Merger Corporation.

         As of June 30, 1999, Capitol Valley Bank had total assets of $8.4 million, total loans of $2.6 million, and total deposits of $4.3 million.

Bancorp Financial Services

         During 1996, Humboldt Bank entered into a joint venture with Tehama Bank, Red Bluff, California, to organize and share equally in a subsidiary leasing company, Bancorp Financial Services. Bancorp Financial Services was organized as a California corporation on November 25, 1996, and Humboldt Bank and Tehama Bank each contributed $2.0 million towards its capitalization as of January 2, 1997. Subsequently during 1998, Humboldt Bank and Tehama Bank each contributed their interests in Bancorp Financial Services to their respective holding companies, Humboldt Bancorp and Tehama Bancorp. Bancorp Financial

Services makes consumer automobile loans and commercial equipment leases, of less than $100,000, to small businesses.

         In addition to making leases and loans, Bancorp Financial Services buys and services equipment lease contracts throughout the United States and consumer automobile contracts primarily in Northern California. Bancorp Financial Services acquires commercial equipment leases directly from lessors, brokers, finance companies, banks and thrifts nationwide. While it maintains its own portfolio of contracts, the majority of acquired leases are sold to its wholly-owned subsidiary, BFS Funding Corporation, which packages the leases as asset-backed securities for placement in the public market on a non-recourse basis. Bancorp Financial Services retains the servicing and management of all leases it acquires regardless of their subsequent sale. Likewise, Bancorp
Financial   Services  acquires  consumer   automobile   contracts  from  dealers
throughout Northern California and similarly repackages and sells the payment streams to institutional investors in the financial marketplace while retaining the servicing. In addition to service fees, Bancorp Financial Services generates income through spreads on its lease portfolio, loan portfolio, gains on sales, and ongoing fees and charges.

         Previously, Humboldt Bank purchased leases from Bancorp Financial Services. It is not anticipated that Humboldt Bank will acquire leases from Bancorp Financial Services in the future. In addition, Humboldt Bank has extended credit to Bancorp Financial Services. See "Certain Relationships and Related Transactions."

         The Bancorp Financial Services board of directors consists of seven members including Bancorp Financial Services' Chief Executive Officer, Kevin D. Cochrane, and three members representing each of Humboldt Bancorp and Tehama Bancorp. Humboldt Bancorp has elected Theodore S. Mason, Lawrence Francesconi, and Gary L. Evans to the board of directors of Bancorp Financial Services.

         Humboldt Bancorp accounts for its investment in Bancorp Financial Services using the equity method. For the six months ended June 30, 1999, and the years ended December 31, 1998 and 1997, Humboldt Bancorp recognized revenue of $167,000 $259,000, and $22,000, respectively.

Acquisition of California Federal Branches

         On August 27, 1999, Humboldt Bank completed the acquisition of two branches located at 959 Myrtle Avenue, Eureka, CA 95501, and 607 South State Street, Ukiah, CA 95482, from CalFed. Under the terms of the purchase agreement, Humboldt Bank acquired all of the assets relating to CalFed's Eureka and Ukiah branch offices. Humboldt Bank primarily acquired the two CalFed branches for access to their deposits. The purchase price for the two branches was equal to approximately 3.25% of the aggregate deposits acquired by Humboldt Bank. Total deposits acquired by Humboldt Bank were approximately $72.2 million and loans acquired were approximately $0.1 million.

Acquisition of San Jose, California Branch of Capitol Thrift

         On November 5, 1999, and as part of the plan of reorganization, Humboldt Bank and Capitol Thrift entered into a Branch Purchase and Assumption Agreement whereby Humboldt Bank will purchase the San Jose branch of Capitol Thrift. In the transaction, Humboldt Bank will acquire approximately $63 million in assets and assume approximately $63 million in liabilities. Humboldt Bank will acquire certain assets of the branch and identified loans, with a purchase price based on the amount of

     o cash on hand including all petty cash, vault cash, teller cash, ATM cash and prepaid postage maintained at the branch;
     o    all office and other supplies of the branch;
     o the cost value of all furniture, fixtures, equipment and software owned and located at the branch and specified in the branch purchase agreement; and
     o an amount equal to the outstanding principal balance due and accrued and unpaid interest of all loans disclosed and specified in the branch purchase agreement less the branch liabilities to be assumed by Humboldt Bank. It is expected that the assets acquired and liabilities assumed will be equal and no net funds will be exchanged between the parties. Total deposits acquired by Humboldt Bank will be approximately $63 million and loans acquired will be approximately $63 million.

         The purpose of the branch purchase agreement is to reduce the size of Capitol Thrift prior to the merger of Humboldt Bancorp with Global Bancorp and allow Capitol Thrift to be "well capitalized" after the merger. As of September 30, 1999, Capitol Thrift had approximately $120 million in total assets and $11 million in shareholders' equity. After the branch purchase, it is expected that Capitol Thrift will have approximately $57 million in total assets and $11 million in shareholders' equity.

Human Resources

         At June 30, 1999, Humboldt Bancorp employed a total of 286 full-time equivalent employees, consisting of 89 salaried persons and 197 hourly persons, respectively. None of Humboldt Bancorp's employees are represented by a collective bargaining group. Management considers its relations with its employees to be excellent.

Competition

         Humboldt Bancorp's primary market area consists of Humboldt and Trinity counties and nearby communities of adjacent counties. Humboldt Bancorp has recently entered into the Placer county market with the opening of Capitol Valley Bank in Roseville, California. Humboldt Bank will enter into the San Jose market with the purchase of the San Jose branch of Capitol Thrift, which purchase will occur immediately prior to the merger.

         Humboldt Bancorp actively competes for all types of deposits and loans with other banks and financial institutions located in its service area, especially credit unions which are able to offset more favorable savings rates and loan rates due primarily to favorable tax treatment. In California generally, major banks and local regional banks dominate the commercial banking industry. By virtue of their larger capital bases, such institutions have substantially greater lending limits than those of Humboldt Bancorp, as well as more locations, more products and services, greater economies of scale and greater ability to make investments in technology for the delivery of financial services.

         An independent bank's principal competitors for deposits and loans are other banks, particularly major banks, savings and loan associations, credit unions, thrift and loans, mortgage brokerage companies and insurance companies. Increased deregulation of financial institutions has increased competition. Other institutions, such as mutual funds, brokerage houses, credit card companies and even retail establishments have offered new investment vehicles, such as money-market funds, that also compete with banks. The direction of federal legislation in recent years favors competition between different types of financial institutions and encourages new entrants into the financial services market, and it is anticipated that this trend will continue.

         Humboldt Bancorp's strategy for meeting competition has been to maintain a sound capital base and liquidity position, employ experienced management, and concentrate on particular segments of the market, particularly businesses and professionals, by offering customers a degree of personal attention that, in the opinion of management, is not generally available through Humboldt Bancorp's larger competitors. Humboldt Bancorp relies upon specialized services, responsive handling of customer needs, local promotional activity, and personal contacts by its officers, directors and staff, compared with large multi-branch banks that compete primarily on interest rates and location of branches. The acquisition of Global Bancorp will increase Humboldt Bancorp's loan portfolio and the continuation of Capitol Thrift's industrial loan charter will provide favorable lending terms so as to assist Humboldt Bancorp to compete with institutions for more loans. No assurance can be given that Humboldt Bancorp will be able to compete successfully for more loans. Also, no assurance can be given that, because of customer loyalty, available products and services or other reasons, customers in Humboldt Bancorp's branches will not withdraw their business and establish a banking relationship with other competitors.

         Historically, insurance companies, brokerage firms, credit unions and other non-bank competitors have less regulation than banks and can be more flexible in the products and services they offer. The proposed Financial Services Modernization Act of 1999 if enacted, will eliminate most of the separations between banks, brokerage firms and insurance companies by permitting securities firms and insurers to buy banks and for banks to underwrite securities and insurance. Generally speaking, the Act would increase competition for community banks such as Humboldt Bank, Capitol Valley Bank and Capitol Thrift, but may also cause consolidations and mergers with larger competitors and resources. The Act may also increase cross-border consolidations and mergers

Properties

         The following table sets forth information about Humboldt Bancorp's subsidiaries offices as of October 31, 1999.


                                                                                                         Occupied
         Location                             Type of Office         Owned/Lease              Size        Since
-----------------------------------   ----------------------------   -----------            --------     --------
Humboldt Bank
701 Fifth Street, Eureka              Administrative/Main Branch        Owned                 19,800       1989
1063 G Street, Arcata                 Branch                            Owned                  4,660       1993
1360 Main Street, Fortuna             Branch                            Owned                  5,770       1991
2095 Central Avenue, McKinleyville    Branch                            Owned                  2,500       1993
612 G Street, Eureka                  Administrative                    Owned                 15,000       1994
358 Main Street, Loleta               Branch                            Owned                  2,400       1995
39171 Highway 299,                    Branch                            Owned                  5,715       1995
Willow Creek
409 Main Street, Weaverville          Branch                            Owned                  2,112       1995
605 K Street, Eureka                  Administrative                    Lease                 10,000       1996
915 Redwood Drive, Garberville        Branch                            Lease                  3,100       1997
555 H Street, Eureka                  Administrative                    Lease                  1,945       1997
710 Fifth Street, Eureka              Administrative                    Lease                  1,100       1997
539 G Street, Eureka                  Administrative                    Lease                  1,000       1998
2830 G Street, Eureka                 Administrative                    Lease                  1,000       1998
2851/2861 E Street, Eureka            Branch                            Purchase               2,500    1999 Owned
(Henderson Center)                                                                                        (Under
                                                                                                       Construction)


2440 Fifth Street, Eureka             Land for Humboldt Bancorp Plaza   Owned                 70,000       1999
607 South State Street, Ukiah         Branch                            Owned                  4,500       1999
959 Myrtle Avenue, Eureka             Branch                            Lease                  3,500       1999
1001 Searles Street, Eureka           Administrative                    Lease                  3,450       1999

Capitol Valley Bank
1601 Douglas Boulevard, Roseville     Main Branch                       Lease                  3,955       1998


         Rental expense for all leases of premises was $135,000, $269,000, $128,000, and $94,000 for the six months ended June 30, 1999, and for the years ended December 31, 1998, 1997, and 1996, respectively. Rental income from all properties owned and leased was $152,000, $177,000, $65,000, and $69,000 for the six months ended June 30, 1999, and for the years ended December 31, 1998, 1997, and 1996, respectively.

Legal Proceedings

         On December 7, 1998, the case of Freeman, et al. v. Citibank (South Dakota), N.A., et al., Civil Action No. CV-98-RRA-3029-S, was filed in the United States District Court, Northern District of Alabama, Northern Division. This case is a purported class action brought on behalf of Mr. Freeman and others similarly situated (VISA credit cardholders issued by Citibank (South Dakota), hereinafter "Citibank"), against Citibank and VISA International (hereinafter "VISA") to (a) enjoin the collection of debts charged to Citibank VISA cards for gambling at Internet casino websites; (b) have Internet casino gambling declared unlawful; and (c) recover all payments including principal, interest and penalties received by Citibank and VISA related to such debts. Mr. Freeman is alleging that Citibank and VISA were facilitating, participating in and profiting from gambling by allowing Mr. Freeman to use his Citibank VISA card to purchase "e-cash" at a website owned and operated by a provider of such "virtual" commodity (hereinafter the "Merchant Provider"), which he accessed from an on-line casino operation. Mr. Freeman proceeded to play the game of blackjack with his e-cash and lost $30. The action alleges violation of the federal Wire Act and the federal Racketeering Influenced and Corrupt
Organizations Act ("RICO"). Mr. Freeman is seeking treble damages pursuant to RICO, punitive damages and attorney's fees, in addition to compensatory damages and declaratory relief. Citibank has pending a motion to compel arbitration in the case; the plaintiff has moved to consolidate this action with others which have been filed against VISA across the country. Neither motion has been heard by the court to date.

         Humboldt Bank is not a defendant in the Freeman case. However, Humboldt Bank provides merchant processing for the Merchant Provider used by Mr. Freeman, and on April 21, 1999, Citibank sent a letter to Humboldt Bank seeking indemnity for the Freeman action pursuant to VISA regulations. Humboldt Bank and Citibank have had preliminary discussions regarding this matter, but Humboldt Bank at this time has neither acknowledged nor disputed the applicability of the VISA regulation cited by Citibank. The Freeman action is in its preliminary stages and the outcome at this time cannot be determined. A similar lawsuit in a United States District Court in Wisconsin (not involving Humboldt Bank insofar as is known) was recently dismissed; however, that decision is not binding on the Freeman Court. Until the Freeman action is ultimately determined, any potential action against Humboldt Bank by Citibank would be premature. In the event it is ultimately determined that Humboldt Bank is obligated to indemnify Citibank, Humboldt Bank intends to seek indemnity against both the Merchant Provider and the company which through its independent marketing efforts presented the Merchant Provider's application for merchant services to Humboldt Bank.

         We are also involved in other litigation, the outcome of which, we believe, will not have a material effect on our operations or financial condition.

              DESCRIPTION OF HUMBOLDT BANCORP FOLLOWING THE MERGER

         It is anticipated that following the merger, Humboldt Bancorp will continue to operate the businesses of Humboldt Bancorp, Humboldt Bank, and Capitol Valley Bank and Capitol Thrift, in substantially the same form as such businesses were conducted prior to the merger. Humboldt Bancorp anticipates operating Capitol Thrift as a subsidiary of Humboldt Bancorp and to maintain substantially all of Capitol Thrift's current locations. The San Jose branch of Capitol Thrift will be purchased by Humboldt Bank immediately prior to the merger. See "Description of the Merger - Background and Reasons for the Merger - Humboldt Bancorp's Analysis" and "Management of Humboldt Bancorp."

                 SUPERVISION AND REGULATION OF HUMBOLDT BANCORP,
                      HUMBOLDT BANK AND CAPITOL VALLEY BANK

       Humboldt  Bancorp   and our  subsidiaries,  Humboldt Bank and Capitol
Valley Bank, are extensively regulated under both federal and state laws and regulations. Reference to "we" or "Humboldt Bancorp" in this section constitutes reference to Humboldt Bank, and Capitol Valley Bank which began operations March 3, 1999. Reference to Humboldt Bank is a reference solely Humboldt Bank and reference to Capitol Valley Bank is a reference solely Capitol Valley Bank. Also, as a result of the merger, Humboldt Bancorp will also operate Capitol Thrift as a California industrial thrift and loan institution. See "Business of Global Bancorp -- Regulation and Supervision -- California Industrial Loan Law." These laws and regulations are primarily intended to protect depositors, not shareholders. The following information describes statutory or regulatory provisions affecting us; however, it is qualified in its entirety by reference to the particular statutory and regulatory provisions at issue.

           We are a registered bank holding company under the Bank Holding Company Act, regulated, supervised and examined by the Federal Reserve Bank. We must file with the Federal Reserve Bank an annual report and additional reports as the Federal Reserve Board may require. We are also periodically examined by the Federal Reserve Board. Humboldt Bank and Capitol Valley Bank, as California state-licensed banks, are also regulated, supervised, and periodically examined by the California Department of Financial Institutions and the Federal Deposit Insurance Corporation. Humboldt Bank's and Capitol Valley Bank's deposits are each insured by the Federal Deposit Insurance Corporation to the maximum amount permitted by law, which is currently $100,000 per depositor in most cases. For this protection, Humboldt Bank and Capitol Valley Bank pay a semi-annual assessment and the rules and regulations of the Federal Deposit Insurance Corporation pertaining to deposit insurance and other matters apply.

           The regulations of the Federal Reserve Board, the Federal Deposit Insurance Corporation, and the California Department of Financial Institutions govern most aspects of Humboldt Bancorp's, Humboldt Bank's and Capitol Valley Bank's businesses and operations, including, but not limited to, the scope of its business, investments, reserves against deposits, the nature and amount of any collateral for loans, the time of availability of deposited funds, the issuance of securities, the payment of dividends, bank expansion and bank activities, including real estate development and insurance activities, and the making of periodic reports. Various consumer laws and regulations also apply to Humboldt Bank and Capitol Valley Bank. The Federal Reserve Board, the Federal Deposit Insurance Corporation, and the California Department of Financial
Institutions have broad enforcement powers over depository institutions, including the power to prohibit a bank from engaging in business practices which are considered to be unsafe or unsound, to impose substantial fines and other civil and criminal penalties, to terminate deposit insurance, and to appoint a conservator or receiver under a variety of circumstances. The Federal Reserve Board also has broad enforcement powers over bank holding companies, including the power to impose substantial fines and other civil and criminal penalties.

          Humboldt Bank and Capitol Valley Bank are subject to detailed, complex and sometimes overlapping federal and state statutes and regulations in their routine banking operations. These statutes and regulations include but are not limited to state usury and consumer credit laws, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act and the Community Reinvestment Act.

            Humboldt Bank and Capitol Valley Bank are subject to Federal Reserve Board regulations that require depository institutions to maintain reserves against their transaction accounts (principally NOW and regular checking accounts). Humboldt Bank and Capitol Valley Bank are in compliance with this requirement. Because required reserves are commonly maintained in the form of vault cash or in a non-interest-bearing account (or pass-through account) at a Federal Reserve Bank, the effect of the reserve requirement is to reduce an institution's earning assets.

                      Regulation of Bank Holding Companies

             Our activities are subject to extensive regulation by the Federal Reserve Board. The Bank Holding Company Act requires us to obtain the prior approval of the Federal Reserve Board before (i) directly or indirectly acquiring ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, we would own or control more than 5% of the shares of the other bank or bank holding company (unless the acquiring company already owns or controls a majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or
(iii) merging or consolidating with another bank holding company. The Federal Reserve Board will not approve any acquisition, merger or consolidation that would have a substantially anticompetitive result, unless the anticompetitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board also considers capital adequacy and other financial and managerial factors in its review of acquisitions and mergers.

            With certain exceptions, the Bank Holding Company Act also prohibits us from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by statute or by Federal Reserve Board regulation or order, have been determined to be activities closely related to the business of banking or of managing or controlling banks. In making this determination, the Federal Reserve Board considers whether the performance of such activities by a bank holding company can be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency in resources, that will outweigh the risks of possible adverse effects such as decreased or unfair competition, conflicts of interest or unsound banking practices.

           Some of the activities determined by Federal Reserve Board regulation to be incidental to the business of banking are: making or servicing loans or certain types of leases; engaging in certain insurance and discount brokerage activities; performing certain data processing services; acting in certain circumstances as a fiduciary or investment or financial advisor; and making investments in certain corporations or projects designed primarily to promote community welfare.

           It is Federal Reserve Board policy that bank holding companies serve as a source of strength for their subsidiary banking institutions. The Federal Reserve Board considers the adequacy of a bank holding company's capital on essentially the same risk-adjusted basis as capital adequacy is determined by the FDIC at the bank subsidiary level. In general, bank holding companies are required to maintain a minimum ratio of total capital to risk-weighted assets of 8% and Tier 1 capital (consisting principally of shareholders' equity) of at least 4%. Bank holding companies are also subject to a leverage ratio requirement. The minimum required leverage ratio for the highest rated companies is 3%. The minimum required leverage ratio for all other bank holding companies is 4% or higher. See "Capital Adequacy Guidelines."

          Subsidiary banks of ours are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to us or our subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions could limit our ability to obtain funds from Humboldt Bank and Capitol Valley Bank for our cash needs, including funds for payment of dividends, interest and operating expenses. Further, under the Bank Holding Company Act and regulations of the Federal Reserve Board, we and our subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, Humboldt Bank and Capitol Valley Bank generally may not require a customer to obtain other services from the banks or us as a condition to an extension of credit to the customer, and may not require that customer to promise not to obtain other services from a competitor.

           Prior approval  of  the   Commissioner   of  the  Department  of
Financial Institutions is necessary to acquire control of a California-chartered bank.

Federal Deposit Insurance

              The FDIC insures deposits of federally insured banks, savings banks and savings associations and safeguards the safety and soundness of the banking industry. Two separate insurance funds are maintained and administered by the FDIC. In general, bank deposits are insured through the Bank Insurance Fund.

             Deposits in savings associations are insured through the Savings Association Insurance Fund. SAIF members may merger with a bank as long as the bank continues to pay the SAIF insurance assessments on the deposits acquired. Humboldt Bank continues to pay SAIF insurance assessments on deposits acquired from CalFed and HomeFed branch acquisitions. The Economic Growth and Regulatory Paperwork Reduction Act as part of the Omnibus Appropriations Bill provided for the recapitalization of SAIF requiring a one time assessment, payable on November 30, 1996, of approximately 65 basis points per $100 of deposits of SAIF insured deposits and for years 1997 through 1999, payment of interest on Financing Corporation ("FICO") bonds that were issued to help pay for the clean up of the savings and loan industry. Banks will pay approximately 1.3 cents per $100 of deposits for this special assessment from 1997 through 1999, and after the Year 2000, banks will pay approximately 2.4 cents per $100 of deposits until the FICO bonds mature in 2017 through 2019.

          As FDIC member institutions, deposits in Humboldt Bank and Capitol Valley Bank are insured to a maximum of $100,000 per depositor. The banks are required to pay semiannual deposit insurance premium assessments to the FDIC. In general terms, each institution is assessed insurance premiums according to how much risk to the insurance fund the institution represents. Well-capitalized institutions with few supervisory concerns are assessed lower premiums than other institutions. Currently, insurance fund assessments range from zero for well-capitalized institutions to 0.27% of deposits for institutions that are not (with a statutory minimum of $2,000 paid by all institutions). Capitol Valley Bank's current assessment rate is the statutory minimum of $2,000 annually. Humboldt Bank's current assessment rate is 0.017% annually ($73,813).

         The FDIC may  terminate  the   deposit   insuranc   of   any   insured
depository institution if the FDIC determines that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

Interstate Banking and Branching

          On September 28, 1995, Assembly Bill 1482 (known as the Caldera, Weggel and Killea California Interstate Banking and Branching Act of 1995 and referred to herein as "CIBBA") was enacted which allows for early interstate branching in California. Under the federally enacted Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA"), discussed in more detail below, individual states could "opt-out" of the federal law that would allow banks on an interstate basis to engage in interstate branching by merging out-of-state banks with host state banks after June 1, 1997. In addition under IBBEA, individual states could also "opt-in" and allow out-of-state banks to merge with host state banks prior to June 1, 1997. The host state is allowed under IBBEA to impose nondiscriminatory conditions on the resulting depository institution until June 1, 1997. California, in enacting CIBBA, authorizes out-of-state banks to enter California by the acquisitions of or mergers with California banks that have been in existence for at least five years.

             Section 3824 of the California Financial Code ("Section 3824") as added by CIBBA provides for the election of California to "opt-in" under IBBEA allowing interstate bank merger transactions prior to July 1, 1997, of an out-of-state bank with a California bank that has been in existence for at least five years. The early "opt in" has the reciprocal effect of allowing California banks to merge with out-of-state banks where the states of out-of-state banks have also "opted in" under IBBEA. The five year age limitation is not required when the California bank is in danger of failing or in other emergency situations.

             Under IBBEA, California may also allow interstate branching through the acquisition of a branch in California without the acquisition of an entire California bank. Section 3824 provides an express prohibition against interstate branching through the acquisition of a branch in California without the acquisition of the entire California bank. IBBEA also has a provision allowing states to "opt-in" with respect to permitting interstate branching through the establishment of de novo or new branches by out-of-state banks. Section 3824 provides that California expressly prohibits interstate branching through the establishment of de novo branches of out-of-state banks in California, or in other words, California did not "opt-in" this aspect of IBBEA. CIBBA also amends the California Financial Code to include agency provisions to allow California banks to establish affiliated insured depository institution agencies out-of-state as allowed under IBBEA.

          Other provisions of CIBBA amend the intrastate branching laws, govern the use of shared ATM's, and amend intrastate branch acquisition and bank merger laws. Another banking bill enacted in California in 1995 was Senate Bill 855 (known as the State Bank Parity Act and is referred to herein as the "SBPA"). SBPA went into effect on January 1, 1996, and its purpose is to allow a California state bank to be on a level playing field with a national bank by the elimination of various disparities, provision of California Department of Financial Institutions' authority to implement changes in California banking law to parallel changes in national banking law including closer conformance of California's version of Regulation O to the Federal Reserve Board's version of Regulation O, and provision of other changes including allowance to repurchase stock with the prior written consent of the California Department of Financial Institutions.

          The laws governing interstate banking and interstate bank mergers provide that transactions which result in the bank holding company or bank controlling or holding in excess of 10% of total deposits nationwide or 30% of total deposits statewide, will not be permitted except under specified conditions. However, any state may waive the 30% provision for that state. In addition, a state may impose a cap of less than 30% of the total amount of deposits held by a bank holding company or bank provided the cap is not discriminatory to out-of-state bank holding companies or banks.

Impact of Economic Conditions and Monetary Policies

            The earnings and growth of Humboldt Bank and Capitol Valley Bank are and will be affected by general economic conditions, both domestic and international, and by the monetary and fiscal policies of the United States Government and its agencies, particularly the Federal Reserve Board. One function of the Federal Reserve Board is to regulate the money supply and the national supply of bank credit in order to mitigate recessionary andinflationary pressures. Among the instruments of monetary policy used to implement these objects are open market transactions in United States Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements held by depository institutions. The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. However, the effect of these policies on the future business and earnings of Humboldt Bank and Capitol Valley Bank cannot be accurately predicted.

Risk Management

          Beginning in 1996, Federal Reserve Board examiners were instructed to assign a formal supervisory rating to the adequacy of an institution's risk management processes, including its internal controls. The five ratios are strong, satisfactory, fair, marginal, and unsatisfactory. The specific rating of risk management and internal controls will be given significant weight when evaluating management a bank (CAMELS) and bank holding company (BOPEC) rating systems.

Capital Adequacy Guidelines

          The Federal Reserve Board and the FDIC employ similar risk-based capital guidelines in their examination and regulation of bank holding companies and financial institutions. If capital falls below the minimum levels established by the guidelines, the bank holding company, bank or savings bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities. Failure to satisfy applicable capital guidelines could subject a banking institution to a variety of enforcement actions by federal regulatory authorities, including the termination of deposit insurance by the FDIC and a prohibition on the acceptance of "brokered deposits."

          In the calculation of risk-based capital, assets and off-balance sheet items are assigned to broad risk categories, each with an assigned weighting (0%, 20%, 50% and 100%). Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property, which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% risk-weight. Off-balance sheet items are also taken into account in the calculation of risk-based capital, with each class of off-balance sheet item being converted to a balance sheet equivalent according to established "conversion factors." From these computations, the total of risk-weighted assets is derived. Risk-based capital ratios therefore state capital as a percentage of total risk-weighted assets and off-balance sheet items. The ratios established by guideline are minimums only.

          Current risk-based capital guidelines require all bank holding companies and banks to maintain a minimum risk-based total capital ratio equal to 8% and a Tier 1 capital ratio of 4%. Intangibles other than readily marketable mortgage servicing rights are generally deducted from capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock (within limits and subject to certain conditions, particularly if the preferred stock is cumulative preferred stock), and minority interests in equity accounts of consolidated subsidiaries, less intangibles. Tier 2 capital includes: (i) the allowance for loan losses up to 1.25% of risk-weighted assets;
(ii) any qualifying perpetual preferred stock exceeding the amount includable in Tier 1 capital; (iii) hybrid capital instruments; (iv) perpetual debt; (v) mandatory convertible securities and (vi) subordinated debt and intermediate term preferred stock of up to 50% of Tier 1 capital. Total capital is the sum of Tier 1 and Tier 2 capital, less reciprocal holdings of other banking organizations, capital instruments and investments in unconsolidated subsidiaries. At December 31, 1998, and June 30, 1999, Humboldt Bancorp's general loan loss reserve was 1.4% and 1.4%, respectively, of risk-weighted assets and thus 0.1% and 0.1%, respectively, of the general loan loss reserve was not eligible for inclusion in Tier 2 capital. At June 30, 1999, and December 31, 1998, Humboldt Bank's and Capitol Valley Bank's general loss reserve was 1.4% and 1.4%, and 0.8% and 0.0%, respectively.

           Humboldt Bancorp's Tier 1 risk-based capital ratio at June 30, 1999, and December 31, 1998, was 12.0% and 11.8%, respectively. At June 30, 1999, and December 31, 1998, Humboldt Bank's and Capitol Valley Bank's Tier 1 risk-based capital ratio was 10.0% and 10.4%, and 96.4% and 0.0%, respectively.

           The  FDIC  has  added  a  market  risk   component   to  the  capital
requirements of nonmember banks. The market risk component could require additional capital for general or specific market risk of trading portfolios of debt and equity securities and other investments or assets. The FDIC's evaluation of an institution's capital adequacy takes account of a variety of the factors as well, including interest rate risks to which the institution is subject, the level and quality of an institution's earnings, loan and investment portfolio characteristics and risks, risks arising from the conduct of nontraditional activities and a variety of other factors. Accordingly, the FDIC's final supervisory judgment concerning an institution's capital adequacy could differ significantly from the conclusions that might be drawn from the absolute level of an institution's risk-based capital ratios. Therefore, institutions generally are expected to maintain risk-based capital ratios that exceed the minimum ratios discussed above. This is particularly true for institutions contemplating significant expansion plans and institutions that are subject to high or inordinate levels of risk. Moreover, although the FDIC does not impose explicit capital requirements on holding companies of institutions regulated by the Federal Reserve Bank, the FDIC can take account of the degree of leverage and risks at the holding company level. If the FDIC determines that the holding company (or another affiliate of the institution regulated by the FDIC) has an excessive degree of leverage or is subject to inordinate risks, the FDIC may require the subsidiary institution(s) to maintain additional capital or the FDIC may impose limitations on the subsidiary institution's ability to support its weaker affiliates or holding company. Humboldt Bancorp's risk-based capital ratio at June 30, 1999, and at December 31, 1998, was 13.2% and 13.0%, respectively. Humboldt Bank's and Capitol Valley Bank's risk-based capital ratio at June 30, 1999, and at December 31, 1998, was 11.3% and 11.7%, and 97.2% and
0.0%, respectively.

           The Federal Reserve Board and the FDIC have also established a minimum leverage ratio of 3%. However, for bank holding companies and financial institutions seeking to expand and for all but the most highly rated banks and bank holding companies, the Federal Reserve Board and the FDIC expect an additional cushion of at least 100 to 200 basis points. The leverage ratio represents Tier 1 capital as a percentage of total assets, less intangibles. Humboldt Bancorp's leverage ratio at June 30, 1999 and December 31, 1998, was 8.1% and 8.7%. At June 30, 1999 and December 31, 1998, Humboldt Bank's and Capitol Valley Bank's leverage ratios were 7.3% and 7.2%, and 52.4% and 0.0%, respectively. At June 30, 1999, and at December 31, 1998, we and our bank subsidiaries were in compliance with all regulatory capital requirements.

            In order to resolve the problems of undercapitalized institutions and to prevent a recurrence of the banking crisis of the 1980s and early 1990s, the Federal Deposit Insurance Corporation Improvement Act of 1991 established a system known as "prompt corrective action." Under the prompt corrective action provisions and implementing regulations, every institution is classified into one of five categories, depending on (i) its total risk-based capital ratio, Tier 1 risk-based capital ratio and leverage ratio and (ii) certain subjective factors. The categories are: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A financial institution's operations can be significantly affected by its capital classification. For example, an institution that is not "well capitalized" generally is prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market, and the holding company of any undercapitalized institution must guarantee, in part, certain aspects of the institution's capital plan. Financial institution regulatory agencies generally are required to appoint a receiver or conservator shortly after an institution enters the category of weakest capitalization. The Federal Deposit Insurance Corporation Improvement Act of 1991 also authorizes the regulatory agencies to reclassify an institution from one category into a lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. Undercapitalized institutions are required to take certain specified actions in order to increase their capital or otherwise decrease the risks to the federal deposit insurance funds.

         The following table illustrates the capital and prompt corrective action guidelines applicable to Humboldt Bank and Capitol Valley Bank, as well as their total risk-based capital ratios, Tier 1 capital ratios and leverage ratios as of June 30, 1999.

                                                  At June 30, 1999
                                                  ----------------                                     Minimum
                                                                              Minimum Necessary    Necessary to Be
                                           Humboldt        Capitol Valley         to Be Well         Adequately
                                             Bank              Bank              Capitalized         Capitalized
                                          ----------      ----------------    ------------------    ---------------
Total Risk-Based Capital Ratio              11.27%             97.17%               10.0%               8.0%
Tier 1 Risk-Based Capital Ratio             10.01%             96.38%                 6.0%              4.0%
Leverage Ratio                                7.27%            52.40%                 5.0%              4.0%




         In connection with Humboldt Bancorp's organization of Capitol Valley Bank, Humboldt Bank has committed to the FDIC that it will remain "well capitalized" and that it will maintain minimum Tier 1 leverage capital ratios of at least 6.5% for the initial 12 months of operation of Capitol Valley Bank, 6.8% for the next 12 months, and 7.2% for the third 12-month period.

Limits on Dividends and Other Payments

         Our ability to obtain funds for the payment of dividends and for other cash requirements is dependent on the amount of dividends that may be declared by Humboldt Bank and Capitol Valley Bank. California bank law provides that dividends may be paid from the lesser of retained earnings or net income of the bank for its last three years. Further, a California-chartered bank may not declare a dividend without the approval of the California Department of Financial Institutions if the total of dividends and distributions declared in a calendar year does not exceed the greater of the bank's retained earnings or net income for its last fiscal year or its current fiscal year. State-chartered banks' ability to pay dividends may be affected by capital adequacy guidelines of their primary federal bank regulatory agency as well. See "Capital Adequacy Guidelines." Moreover, regulatory authorities are authorized to prohibit banks and bank holding companies from paying dividends if payment of dividends would constitute an unsafe and unsound banking practice.

         The Federal Reserve Board's policy statement governing payment of cash dividends provides that we should not pay cash dividends on common stock unless
(i) our net income for the past year is sufficient to fully fund the proposed dividends and (ii) our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition.

Transactions with Affiliates

         Humboldt Bank and Capitol Valley Bank are required to comply with Sections 23A and 23B of the Federal Reserve Act (pertaining to transactions with affiliates). An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Generally, Sections 23A and 23B of the Federal Reserve Act (i) limit the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital and surplus, limiting the aggregate of covered transactions with all affiliates to 20% of capital and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes making loans, purchasing assets, issuing a guarantee and other similar types of transactions.

         Humboldt Bank's and Capitol Valley Bank's authority to extend credit to executive officers, directors and greater than 10% shareholders, as well as entities such persons control, is subject to Sections 22(g) and 22(h) of the

Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these laws require insider loans to be made on terms substantially similar to those offered to unaffiliated individuals, place limits on the amount of loans a bank may make to such persons based, in part, on the bank's capital position, and require certain approval procedures to be followed. Under Section 22(h), loans to an executive officer, director, or greater than 10% shareholder (a "principal shareholder") of a bank, and certain affiliated entities of either, together with all other outstanding loans to such persons and affiliated entities, may not exceed the bank's loans-to-one-borrower limit, which in general terms is 15% of tangible capital but can be higher in certain circumstances. Section 22(h) also prohibits loans in excess of the greater of 5% of capital or $25,000 to directors, executive officers and principal shareholders, and their respective affiliates, unless the loans are approved in advance by a majority of the board of directors, with any "interested" director not participating in the voting. A violation of these restrictions could result in the assessment of substantial civil monetary penalties, the imposition of a cease-and-desist order or other regulatory sanctions. Recent regulations now permit executive officers and directors to receive the same terms through benefit or compensation plans that are available to other employees, as long as the director or executive officer is not given preferential treatment compared to the other participating employees.

Community Reinvestment Act

         Under the Community Reinvestment Act of 1977 and implementing regulations of the banking agencies, a financial institution has a continuing and affirmative obligation (consistent with safe and sound operation) to meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that the institution believes are best suited to its particular community. The CRA requires that bank regulatory agencies conduct regular CRA examinations and provide written evaluations of institutions' CRA performance. The CRA also requires that an institution's CRA performance rating be made public. CRA performance evaluations are based on a four-tiered rating system: Outstanding, Satisfactory, Needs to Improve and Substantial Noncompliance.

         At the most recent CRA examination of Humboldt Bank, concluded July 27, 1998, Humboldt Bank received a CRA performance rating of "satisfactory." Although CRA examinations occur on a regular basis, CRA performance evaluations are used principally in the evaluation of regulatory applications submitted by an institution. CRA performance evaluations are considered in evaluating applications for such things as mergers, acquisitions and applications to open branches. Over the twenty years that the CRA has existed, and particularly in the last few years, institutions have faced increasingly difficult regulatory obstacles and public interest group objections in connection with their regulatory applications, including institutions that have received the highest possible CRA ratings.

         As proposed, the Financial Services Modernization Act of 1999 would revise the CRA by easing the frequency of examinations for smaller banks, those with assets of less than $250 million, and by requiring disclosure by community groups as to the amount of funds received from lenders and the manner those community groups used those funds. If enacted, these revisions pursuant to the Act are not expected to significantly impact the application of CRA to Humboldt Bancorp.

Federal Home Loan Bank

         The Federal Home Loan Bank of San Francisco serves as credit source for Humboldt Bank and for Capitol Valley Bank. As members of the Federal Home Loan Bank, Humboldt Bank and Capitol Valley Bank are required to maintain an investment in the capital stock of the FHLB in an amount calculated by reference to the member institution's assets and the amount of loans, or "advances," from the FHLB. Humboldt Bank is in compliance with this requirement, with an investment in FHLB of stock of $953,000 at June 30, 1999. Capitol Valley Bank, while currently a member, was not a member at June 30, 1999.

         Humboldt Bank obtains funds from the Federal Home Loan Bank of San Francisco pursuant to an "Agreement for Advances and Security Agreement." At origination or renewal of a loan or advance, the Federal Home Loan Bank of San Francisco is required to obtain and maintain a security interest in one or more of the following kinds of collateral: fully disbursed, whole mortgage loans on improved residential property or securities representing a whole interest in such loans; securities issued, insured or guaranteed by the United States Government or an agency thereof; deposits in any FHLB; or other real estate-related collateral (up to 30% of the member's capital) acceptable to the FHLB, if the collateral has a readily ascertainable value and the FHLB can perfect its security interest. As of June 30, 1999, Humboldt Bank had $3.7 million in investment securities and $2.3 million in loans which are collectively pledged as collateral for the FHLB advances.

State Banking Regulation

         As California-chartered institutions, Humboldt Bank and Capitol Valley Bank are subject to regular examination by the California Department of Financial Institutions. State banking regulation affects the internal organization of Humboldt Bank and Capitol Valley Bank as well as their savings, mortgage lending, investment and other activities. State banking regulation may contain limitations on an institution's activities that are in addition to limitations imposed under federal banking law. State banking regulation also contains many provisions that are consistent with federal banking law, such as provisions of California banking law limiting loans by either of Humboldt Bank or Capitol Valley Bank to any one borrower to 15.0% of unimpaired capital and surplus, plus 10.0% of unimpaired capital and surplus if the additional amount is fully secured by certain forms of "readily marketable collateral."

         The California Department of Financial Institutions may initiate supervisory measures or formal enforcement actions, and if the grounds provided by law exist, the California Department of Financial Institutions may place a California-chartered financial institution in conservatorship or receivership. Whenever the Superintendent of the Division considers it necessary or appropriate, the Superintendent may also examine the affairs of any holding company or any affiliate of a California-chartered financial institution.

FIRREA and Cross-Guarantees

         Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly FDIC-insured depository institution in danger of default (the "Cross Guarantee"). "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating either that there is no reasonable prospect that the institution will be able to meet the demands of its depositors or pay its obligations in the absence of regulatory assistance, or that its capital has been depleted and there is no reasonable prospect that it will be replenished in the absence of regulatory assistance. The Cross Guarantee thus enables the FDIC to assess a holding company's healthy BIF members for the losses of any of such holding company's failed BIF members. Cross Guarantee liabilities are generally superior in priority to obligations of the depository institution to its shareholders due solely to their status as shareholders and obligations to other affiliates. This law applies to Humboldt Bank and Capitol Valley Bank.

Recent Legislation

         Potentially significant changes have been enacted recently by Congress are discussed below.

         In 1997, California adopted the Environmental Responsibility Acceptance Act (the "Act") (Cal. Civil Code Sections 850-855) to facilitate the notification of government agencies and potentially responsible parties (for example, for cleanup) of the existence of contamination and the cleanup or other remediation of contamination by the potentially responsible parties. The Act requires, among other things, that owners of sites who have actual awareness of a release of a hazardous material that exceeds a specified notification threshold to take all reasonable steps to identify the potentially responsible parties and to send a notice of potential liability to the parties and the appropriate oversight agency.

         During 1996, new federal legislation amended the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and the underground storage tank provisions of the Resource Conservation and Recovery Act to provide lenders and fiduciaries with greater protections from environmental liability. In June 1997, the U.S. Environmental Protection Agency ("EPA") issued its official policy with regard to the liability of lenders under CERCLA as a result of the enactment of the Asset Conservation, Lender Liability and Deposit Insurance Protection Act of 1996. Although numerous exceptions exist, California law provides that a lender acting in the capacity of a lender will not be liable under any state or local statute, regulation or ordinance, other than the California Hazardous Waste Control Law, to undertake a cleanup, pay damages, penalties or fines, or forfeit property as a result of the release of hazardous materials at or from the property.

Proposed Legislation

         The proposed Financial Services Modernization Act of 1999 would substantially eliminate most of the separations between banks, brokerage firms, and insurers enacted by the Glass-Steagall Act of 1933. The reform legislation will permit securities firms and insurers to buy banks and banks to underwrite insurance and securities. States would retain regulatory authority over insurers. The Treasury Department's Office of the Comptroller of the Currency would have authority to regulate bank subsidiaries that underwrite securities and the Federal Reserve would have authority over bank affiliates for activities such as insurance underwriting and real-estate development.

Future Legislation and Regulations

         From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in the California legislature, and by various bank regulatory agencies. No prediction can be made as to the likelihood of any major changes or the impact legislative changes might have on Humboldt Bancorp.

         MANAGEMENT OF HUMBOLDT BANCORP

         The board of directors of Humboldt Bancorp consists of 12 directors. All of the directors of Humboldt Bancorp then in office immediately prior to the completion of the merger will continue to serve as directors of Humboldt Bancorp.

Board of Directors

         Each of the directors has been elected to serve for the ensuing year and until his or her successor is elected and qualified at the annual stockholder meeting of Humboldt Bancorp for the year 2000. As of June 30, 1999, the directors, their ages, and their principal occupations during the past five years are:


Ronald F. Angell           57       Attorney and Partner with the firm of Roberts, Hill, Bragg, Angell & Perlman.
                                    Board member since 1989.
Marguerite Dalianes        56       Former owner, Dalianes Worldwide Travel Service, since 1975.  Board member since 1992.
Gary L. Evans              56       Certified Public Accountant associated with the firm of Aalfs, Evans & Company since 1976.  Board member since 1989.
Lawrence Francesconi       68       Retired.  From 1952 to 1992, owner of Redwood Bootery, retail shoe store.
                                    Board member since 1991.  Chairman of the Board since March 1999.
Clayton                             R.  Janssen 73 Attorney and Partner with the
                                    firm of Janssen, Malloy, Needham, Morrison &
                                    Koshkin LLP. Board member since 1993.
James O. Johnson           70       Owner, Jim Johnson General Contractor and Property Manager.  Board member since 1997.



Theodore S. Mason          56       President and Chief Executive Officer of Humboldt Bancorp since 1996 and of
                                    Humboldt Bank from 1989 until July 15, 1999.
Board member since 1989.
John C. McBeth             52       President, O & M Industries, mechanical contractors, since 1964.  Board member since 1991.
Michael L. Renner          46       President, L&M Renner, Inc., Board member since 1996.
Jerry L. Thomas            54       President and Director of Special Projects, Eureka Fisheries, Inc.  Board
                                    member since 1998.
Edythe E. Vaissade         61       Retired.  From 1989 to 1997, Vice President, Humboldt Bank.  Board member since 1998.
John R. Winzler            69       Consulting Engineer and Chairman of the Board of Winzler & Kelly.  Board
                                    member since 1989.

Executive Officers

         As of June 30, 1999, the following are the names of the executive officers and significant employees of Humboldt Bancorp and its subsidiaries, and information concerning each of them:

Theodore S. Mason          56       President and Chief Executive Officer of Humboldt Bancorp since 1996 and of
                                    Humboldt Bank from 1989 until July 15, 1999.
John E. Dalby              40       President and Chief Executive Officer of Humboldt Bank commencing July 15,
                                    1999; Vice President/Branch Manager of Humboldt Bank's Eureka branch from 1994 to July 14, 1999; Vice President/Branch Manager of Humboldt Bank's Fortuna
                                    Branch from 1992 to 1994.
Paul A. Ziegler            40       Senior Vice President and Chief Administrative Officer of Humboldt Bancorp
                                    since 1996 until July 15, 1999, Executive Vice President of Humboldt Bancorp
                                    since July 15, 1999, and Senior Vice President and Chief Administrative
                                    Officer of Humboldt Bank from January 1994 to July 15, 1999.
Ronald V. Barkley          62       Senior Vice President and Chief Credit Officer of Humboldt Bancorp since 1996 and Humboldt Bank since 1989.
Alan J. Smyth              66       Senior Vice President, Chief Financial Officer and Secretary of Humboldt
                                    Bancorp since 1996 and Humboldt Bank since 1989.
Kenneth J. Musante         33       Vice President of Humboldt Bancorp since 1996 and Manager of Humboldt Bank's
                                    Merchant Bankcard Department since 1993.
Richard Lee Whitsell       54       President and Chief Executive Officer of Capitol Valley Bank since 1998, previously Branch Administrator and Branch Officer of Humboldt Bank from 1994 to 1998.



Compensation of Directors

         Directors of Humboldt Bancorp who are also employees of Humboldt Bancorp or its subsidiaries do not receive compensation for their service on Humboldt Bancorp's Board of Directors. During 1998, for the period January through May, non-employee directors of Humboldt Bancorp received a fee of $400 per board meeting attended and $200 per board meeting not attended; Loan Committee members received $150 per meeting attended; and all other committee members received $100 per meeting attended. Since June 1998, non-employee directors of Humboldt Bancorp received a fee of $700 per board meeting attended, $200 per board meeting not attended, $450 per special board meeting attended, and $200 per meeting for all committee meetings attended.

         After the merger, the directors of Humboldt Bancorp will receive fees in amounts which are substantially similar to those presently paid to the directors.

Limitation of Liability and Indemnification

         The Articles of Incorporation and Bylaws of Humboldt Bancorp provide for indemnification of agents including directors, officers and employees, to the maximum extent allowed by California law including the use of an indemnity agreement. Humboldt Bancorp Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the state of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if that person acted in good faith and in a manner that person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of that person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if the agent acted in good faith, in a manner that person believed to be in the best interests of the corporation and its shareholders; provided that there will be no indemnification for:

     o amounts paid in settling or otherwise disposing of a pending action without court approval;

     o expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval;

     o matters in which the agent will be determined to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending will determine that the agent is entitled to be indemnified; or

     o    other matters specified in the California General Corporation Law.

         Humboldt Bancorp's Articles and Bylaws provide that Humboldt Bancorp will to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. Humboldt Bancorp's Bylaws also provide that Humboldt Bancorp will have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Humboldt Bancorp would have the power to indemnify them for those liabilities under the provisions of applicable law or the provisions of Humboldt Bancorp's Bylaws. Some of the executive officers of Humboldt Bancorp and Humboldt Bank have indemnification agreements providing indemnification to the full extent authorized by the applicable provisions of California law.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Humboldt Bancorp, Humboldt Bancorp has been informed that in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                HUMBOLDT BANCORP
                             EXECUTIVE COMPENSATION

         As to Humboldt Bancorp's Chief Executive Officer and each other executive officer of Humboldt Bancorp and Humboldt Bank who received total compensation in excess of $100,000 in 1998 (the "named executive officers"), the following table sets forth all cash and non-cash compensation (including bonuses, other annual compensation, deferred compensation, and options granted) received from Humboldt Bancorp and Humboldt Bank for services performed in all capacities during the last three years.

Summary Compensation


                                                                        SUMMARY COMPENSATION TABLE

                                                          Annual Compensation                               Long Term Compensation
                                    ---------------------------------------------------------        -------------------------------
                                                                                   Other
                                                                                   Annual
                                                                                 Compensation            Deferred          Options
Name and Principal Position          Year            Salary     Bonus(1)            ($)(2)             Compensation(3)     Gramted
---------------------------------- ---------       ----------  ----------        ------------          --------------      --------
Theodore S. Mason                    1998           $125,000    $58,809             $2,434              $150,000             5,500
President and Chief Executive        1997           $125,000    $45,990             $1,782              $125,000             6,050
Officer                              1996           $105,000    $70,906             $1,658              $100,000             6,655

Alan J. Smyth                        1998           $ 85,000    $12,932             $3,704              $ 90,000                 0
Senior Vice President and            1997           $ 85,000    $ 1,865             $2,107              $ 75,000             5,775
Chief Financial Officer              1996           $ 70,000    $68,017             $2,331              $ 50,000             3,327

Ronald V. Barkley                    1998           $ 85,000    $35,550             $2,279              $ 45,000                 0
Senior Vice President and Loan       1997           $ 85,000    $34,991             $1,882              $ 60,000             5,775
Administrator                        1996           $ 70,000    $12,926             $2,250              $ 45,000             3,327

Paul A. Ziegler                      1998           $ 77,000    $51,340             $  738              $      -                 0
Executive Vice President             1997           $ 77,000    $25,825             $  554              $      -            14,025
                                     1996           $ 70,000    $24,600             $  631              $      -             3,327



(1) Includes amounts paid to Messrs. Mason, Smyth, Barkley, and Ziegler as provided by Humboldt Bank's Incentive Bonus Plan.

(2) Includes amounts imputed to Messrs. Mason, Smyth, Barkley, and Ziegler as income for tax purposes as provided by Humboldt Bank's automobile program and Humboldt Bank's life insurance program.

(3) Includes amounts of salary or bonus deferred by Messrs. Mason, Smyth, and Barkley as provided by Humboldt Bank's Deferred Compensation Plan. The amounts in this column are not included in the Salary and Bonus columns.

         Employment Contracts

         Humboldt Bank entered into an employment agreement with Mr. Mason on May 1, 1989, whereby Mr. Mason agreed to serve as Humboldt Bank's President and Chief Executive Officer. The term of this agreement was extended on December 10, 1996, to January 1, 2001. The agreement has been revised to refer to Humboldt Bancorp effective July 15, 1999 and has been extended to January 1, 2002. Under the terms of the agreement, Mr. Mason is entitled to receive a base salary of $125,000 per year and an incentive bonus based on a percentage ranging from 4% to 2.5% of Humboldt Bank's pre-tax net profits as provided by an Incentive Bonus Plan. During his term of employment, Mr. Mason may be reimbursed for travel, meals, entertainment expenses, service to charitable organizations, and membership in selected committees and other organizations. In addition, he is eligible for typical employee benefits including paid vacation, sick leave, medical insurance, and the use of an automobile owned by Humboldt Bank.

         Humboldt Bank entered into an employment agreement with Mr. Smyth on August 19, 1989, whereby Mr. Smyth agreed to serve as Humboldt Bank's Senior Vice President, Chief Financial Officer and Cashier. Mr. Smyth's employment agreement was for an initial three years to be automatically renewed for successive one-year terms. Mr. Smyth's current annual salary is $85,000 per annum. In addition, Mr. Smyth is entitled to a percentage of Humboldt Bank's pre-tax profits ranging from 2% to .5%.

         Humboldt Bank entered into an employment agreement with Mr. Barkley on June 1, 1989, whereby Mr. Barkley agreed to serve as Humboldt Bank's Senior Vice President and Senior Loan Officer. Mr. Barkley's employment agreement was for an initial two years to be automatically renewed for successive one-year terms. Mr. Barkley's current annual salary is $85,000 per annum. In addition, Mr. Barkley is entitled to a percentage of Humboldt Bank's pre-tax profits ranging from 2% to .5%.

Benefit Plans

         Retirement Plan: Currently, Humboldt Bank has a defined contribution retirement plan covering substantially all of Humboldt Bank's employees. Management is in the process of adopting the plan as a Humboldt Bancorp Plan for which Humboldt Bank and Capitol Valley Bank will sign on as sponsors. Bank contributions to the plan are made at the discretion of the Board of Directors in an amount not to exceed the maximum amount deductible under the profit sharing plan rules of the Internal Revenue Service. Employees may elect to have a portion of their compensation contributed to the plan in conformity with the requirements of Section 401(k) of the Internal Revenue Code. Salaries and employee benefits expense includes Bank contributions to the plan of $189,000 during 1998, $134,000 during 1997 and $98,000 during 1996.

         Director Fee Plan: Humboldt Bancorp has adopted the Humboldt Bank Director Fee Plan (the "Fee Plan"). The Fee Plan permits each director of
Humboldt Bank to elect to receive his/her director's fees in the form of Humboldt Bancorp common stock, cash, or a combination of Humboldt Bancorp common stock and cash, and to elect to defer the receipt of any of the foregoing until the end of his/her term as a Bank director. If deferral is elected, the amount of the director's fees will be credited to an account on behalf of the director. However, this crediting will constitute a mere promise on the part of Humboldt Bank and Humboldt Bancorp to pay/distribute on this account. The account is otherwise unsecured and unfunded, and creditors of Humboldt Bank and Humboldt Bancorp with general claims may assert a right to the account. The Fee Plan provides for the issuance of up to 40,000 shares of Humboldt Bancorp common stock. The amount of director fees deferred in 1998 was $58,000, in 1997 was $43,000, and in 1996 was $20,000. At December 31, 1998, the liability for amounts due under this plan totaled $110,000 or approximately 4,800 shares of stock.

         Employee Stock Bonus Plan: Currently, Humboldt Bank has an Employee Stock Bonus Plan, which is funded annually at the sole discretion of the Board of Directors. Management is in the process of adopting the plan as a Humboldt Bancorp Plan for which Humboldt Bank would be a sponsor. Capitol Valley Bank would not initially become a sponsor. Funds are invested in Humboldt Bancorp common stock, when available, which is purchased at the current market price on behalf of all employees except the executive officers of Humboldt Bank. The compensation cost recognized for 1998, 1997, and 1996 was $20,000 each year.

         Post-Employment Benefit Plans and Life Insurance Policies: Humboldt Bank has purchased single premium life insurance policies in connection with the implementation of salary continuation and deferred compensation plans for selected key employees. The policies provide protection against the adverse financial effects from the death of an essential employee and provide income to offset expenses associated with the plans. The specified employees are insured under the policies, but Humboldt Bank is the owner and beneficiary. At December 31, 1998, 1997, and 1996, the cash surrender value of these policies totaled approximately $4,943,000, $4,810,000 and $4,583,000, respectively.

         The plans are unfunded and provide for Humboldt Bank to pay the employees specified amounts for specified periods after retirement and allow the employees to defer a portion of current compensation in exchange for Humboldt Bank's commitment to pay a deferred benefit at retirement. If death occurs prior to or during retirement, Humboldt Bank will pay the employee's beneficiary or estate the benefits set forth in the plans.

         At December 31, 1998, 1997, and 1996, liabilities recorded for the estimated present value of future salary continuation and deferred compensation benefits totaled approximately $2,038,000, $1,451,000, and $932,000, respectively. Salary continuation benefits may be paid if termination is without cause or due to a change in control of Humboldt Bancorp. Otherwise, no benefits are paid upon termination. Deferred compensation is vested as to the amounts deferred. In the event of death or under other selected circumstances, Humboldt Bank is contingently liable to make future payments greater than the amounts recorded as liabilities. Based on present circumstances, Humboldt Bank does not consider it probable that this contingent liability will be incurred or that in the event of death, a liability would be material after consideration of life insurance benefits.

         Stock Option Plan: Humboldt Bancorp has a stock option plan under which incentive and non-statutory stock options, as defined under the Internal Revenue Code, may be granted. Options representing 414,777 shares of Humboldt Bancorp's issued and outstanding no par value common stock may be granted under the Humboldt Bancorp stock option plan by the board of directors or a committee of the board, to directors, officers, and key, full-time employees at an exercise price not less than the fair market value of the shares on the date of grant. As of December 31, 1998, 183,862 options were outstanding under the Humboldt Bancorp Stock Option Plan. Options cannot have an exercise period of longer than ten years. Incentive stock options have vesting schedules of three years, and non-statutory stock options vest immediately. In addition, as of December 31, 1998, 710,697 options are outstanding as a result of Humboldt Bancorp's assumption of Humboldt Bank options granted prior to the reorganization.

         The Stock Option Plan contains an antidilution provision in the event of a private or public offering of Humboldt Bancorp common stock. The Board of Directors of Humboldt Bancorp has resolved to amend the Plan to remove the antidilution provision upon the completion of the public offering. Under the current antidilution provision, certain holders of outstanding options will be granted additional options to purchase shares of Humboldt Bancorp common stock based on the number of shares issued in the Silverado merger, the merger, and the public offering. Additional options will be granted to a current employee, officer or director who holds options so as to maintain an optionee's proportionate interest in Humboldt Bancorp by reason of his or her unexercised portions of options as before the issuance. However, the total number may not exceed that available for grant under the Humboldt Bancorp Stock Option Plan and the former Humboldt Bank Stock Option Plan.

         The exercise for such additional options shall be the fair market value of the Humboldt Bancorp common stock on the date of the additional grant, except that in the event of an incentive stock option, the exercise price shall be 110% if the optionee is an employee owning more than 10% of the total combined voting power of all classes of stock of Humboldt Bancorp.

         The following tables set forth the number of options granted to Humboldt Bancorp's executive officers during 1998 and the number and value of unexercised options held by these executive officers as of the end of 1998.

                                          OPTION GRANTS AND EXERCISES BY
                                             EXECUTIVE OFFICER IN 1998



                                                                                            Potential Realizable
                                        % of Total                                         Value at Assumed Annual
                                     Options Granted                                        Rates of Stock Price
                          Options    to Employees in   Exercise Price      Expiration      Appreciation for Option
         Name             Granted          1998          per Share            Date              Term 5% / 10%
--------------------------------------------------------------------------------------------------------------------

Theodore S. Mason          5,500          100.0%           $10.73         May 9, 2008           $96,129 / $153,069



                                        AGGREGATED OPTION EXERCISES IN 1998


                                                                Number of Unexercised       Value of Unexercised
                                                                 Options at Year-end            In-the-money
                           Shares Acquired       Value              (Exercisable/              (Exercisable/
          Name               on Exercise        Realized           Unexercisable)              Unexercisable)
--------------------------------------------------------------------------------------------------------------------
Theodore S. Mason              16,910           $99,938             139,441 / 5,684            $512,208 / $53,849
Alan J. Smyth                   3,023           $16,234              68,218 / 2,841            $248,558 / $27,410
Ronald V. Barkley               3,000           $16,140              79,611 / 2,841            $273,053 / $27,410
Paul A. Ziegler                   ___               ___              31,711 / 8,341            $209,538 / $87,910



Compensation Committee Interlocks and Insider Participation

         The Personnel Committee is composed of Ronald F. Angell (Chairman), Mike Renner, Marguerite Dalianes, Larry Francesconi, John R. Winzler and Theodore Mason. Mr. Mason is president of Humboldt Bancorp and was president of Humboldt Bank. Ms. Dalianes is a former owner of Dalianes Worldwide Travel Service, which during 1998 provided travel services in the amount of $73,461 to Humboldt Bancorp and its subsidiaries.

                              SECURITIES OWNERSHIP

Principal Shareholders and Share Ownership of Management and Directors

         The following table sets forth, as of June 30, 1999, the number and percentage of shares of Humboldt Bancorp's outstanding common stock before and after the merger, which are beneficially owned, directly or indirectly, by:

     o    each shareholder who owns more than 5% of the outstanding shares;
     o    each of Humboldt Bancorp's directors;
     o    Humboldt Bancorp's named executive officers; and
     o    all of Humboldt Bancorp's directors and executive officers as a group.

The shares "beneficially owned" are determined under Securities and Exchange Commission rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he/she has the right to acquire within 60 days of June 30, 1999. Unless otherwise indicated, the persons listed have sole voting and investment power over the shares beneficially owned. Management is not aware of any arrangements which may, at a subsequent date, result in a change of control of Humboldt Bancorp.




                                           Prior to the Merger                         After the Merger
                                       Shares                                   Shares
                                    Beneficially                             Beneficially
Name                                   Owned(1)      Options (2)  Percentage     Owned(1)    Options (2)    Percentage
----                                ------------    -----------   ---------- ------------    -------        ----------
Francis and Dorothy Dutra               257,070        2,750        5.67%       257,070         2,750

Ronald F. Angell                         94,441       31,349        2.08%        94,441        31,349

Marguerite Dalianes                      54,956       35,349        1.21%        54,956        35,349

Gary L. Evans                            97,347       57,880        2.15%        97,347        57,880

Lawrence Francesconi                     79,010       31,042        1.74%        79,010        31,042

Clayton R. Janssen                       60,364       31,042        1.33%        60,364        31,042

James O. Johnson                         19,767        5,250            *        19,767         5,250

John McBeth                             112,052        5,250        2.47%       112,052         5,250

Michael Renner                           38,626        8,275            *        38,626         8,275

John R. Winzler                         119,017       44,595        2.63%       119,017        44,595

Jerry L. Thomas                          12,047        2,750            *        12,047         2,750

Edythe E. Vaissade                       84,692       63,100        1.87%        84,692        63,100

Theodore S. Mason                       192,451      133,757        4.25%       192,451       133,757

Alan J. Smyth                            84,269       65,377        1.86%        84,269        65,377

Ronald V. Barkley                        77,225       76,770        1.70%        77,225        76,770

Paul A. Ziegler                          23,370       23,370            *        23,370        23,370

All Directors and Executive           1,406,704      617,906       31.03%     1,406,704       617,906
Officers (21 Persons)



*    Less than 1%.

(1) We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable within 60 days of June 30, 1999, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. Except as indicated in the footnote to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting power and investment power with respect to the shares set forth opposite such shareholder's name.

(2) Represents options that may be exercised within sixty days. The number of shares of common stock subject to options are included in the Shares Beneficially Owned column.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We have entered into a $3.8 million line of credit with Bancorp Financial Services, in which we own a 50% interest. The line of credit expires May 2, 2000, and bears interest at the prime rate published in the Wall Street Journal plus 0.25% (currently 8.50%) per annum. During the years ended December 31, 1998 and 1997, the maximum amount outstanding under the line of credit was $3.0 million and $2.0 million. Further, during the year ended December 31, 1998 and 1997, Humboldt Bank purchased $2.0 million and $6.8 million in leases generated by Bancorp Financial Services.

         Some of the Humboldt Bancorp's directors and executive officers and their immediate families, as well as the companies with which they may have interest in, have had loans with Humboldt Bank in the ordinary course of the Bank's business. In addition, Humboldt Bank expects to have loans with these persons in the future. In management's opinion, all these loans and commitments to lend were made in the ordinary course of business, were made in compliance with applicable laws on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness and, in the opinion of management, did not involve more than a normal risk of collectibility or present other unfavorable features. The outstanding balance under extensions of credit by Humboldt Bank to directors and executive officers of Humboldt Bancorp and Humboldt Bank and to the companies that these directors and executive officers may have an interest was $6,451,000, $6,218,000 and $3,624,000 as of December 31, 1998, 1997 and
1996, respectively.

         We have, and in the future will, enter into transactions with our directors or companies in which they may have an interest. During the year ended December 31, 1998, 1997 and 1996 no transaction exceeded $60,000, except we engaged the services of Dalianes Worldwide Travel Service, which was formerly owned by Marguerite Dalianes, one of our directors. Fees paid by us to Dalianes Worldwide Travel Service for the year ended December 31, 1998 amounted to $73,461.

                     GLOBAL BANCORP SELECTED FINANCIAL DATA

         The following table sets forth selected financial data of Global Bancorp (on a consolidated basis) as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998, and as of and for the six months ended June 30, 1998 and 1999, and should be read in conjunction with Management's Discussion and Analysis and with the financial statements presented elsewhere.



                                                                                                           As Of and For the
(Dollars in Thousands,                                 As Of and For the Years Ended                       Six Months Ended
except per share data)                                         December 31,                                    June 30,
                                       --------------------------------------------------------------   ---------------------------
                                          1994         1995         1996        1997         1998          1998         1999
                                       -----------   ----------  -----------  ----------  -----------   -----------  --------------
Income Statement Data:                                                                                        (Unaudited)

Interest income                        $    8,776    $   9,115   $   10,793   $  11,996   $   12,953   $     6,408   $    5,753
Interest expense                            3,119        4,592        5,628       6,469        6,843         3,459        2,911
                                       -----------   ----------  -----------  ----------  -----------   -----------  -----------
     Net interest income                    5,657        4,523        5,165       5,527        6,110         2,949        2,842
Provision for credit losses                  (287)         (63)         151         416          226            53          391
                                       -----------   ----------  -----------  ----------  -----------   -----------  -----------
Net interest income after
provision for loan losses                   5,944        4,586        5,014       5,111        5,884         2,896        2,451
Non-interest income                           538          478          464         494        1,302           280        1,251
Non-interest expense                        4,787        5,042        4,158       4,624        5,473         2,350        2,781
                                       -----------   ----------  -----------  ----------  -----------   -----------  -----------
     Income before provision for
     income taxes                           1,695           22        1,320         981        1,713           826          921
Provision for income taxes                    694            9          501         349          658           339          201
                                       -----------   ----------  -----------  ----------  -----------   -----------  -----------
Net income                             $    1,001     $     13    $     819   $     632     $  1,055     $     487   $      720
                                       ==========       ======       ======      ======     ========       =======      =======
Balance Sheet Data (at period end):
Investment securities                  $    2,368     $    693    $   4,537   $  13,634     $ 15,153     $   9,463   $    9,039
Total assets                           $   85,571     $ 98,517    $ 116,646   $ 129,964     $124,772     $ 133,804   $  123,017
Total net loans and leases             $   73,727     $ 78,155    $  92,897   $ 101,167     $ 97,480     $ 106,616   $  101,063
Total deposits                         $   75,933     $ 89,146    $ 106,395   $ 118,179     $112,639     $ 122,263   $  111,090
Total stockholders' equity             $    8,905     $  8,800    $   9,482   $   9,988     $ 10,828     $  10,341   $   11,366
Per Share Data:
Net income
Basic                                   $    1.53     $   0.02    $    1.25   $    0.96     $   1.57     $    0.73   $     1.07
Diluted                                 $    1.47     $   0.02    $    1.19   $    0.92     $   1.52     $    0.70   $     1.04
Book value per share                    $   13.56     $  13.40    $   14.44   $   14.89     $  16.14     $   15.41   $    16.94
Weighted average shares outstanding:
Basic                                     656,600      656,600      656,600     660,163      670,850       670,850      670,850
         Diluted                          681,212      684,784      686,749     688,994      693,428       692,657      693,936

     Cash dividends per share            $   0.42      $  0.18   $     0.21     $  0.40      $  0.38      $   0.35   $     0.20
     Dividend payout ratio                  27.45%       90.00%       16.80%      41.67%       24.20%        47.82%       18.69%
Selected Financial Ratios (1)
Return on average assets                     1.12%        0.02%        0.76%       0.51%        0.79%         0.72%        1.15%
Return on average shareholders' equity      13.32%        0.18%        9.02%       6.40%        9.77%         9.19%       12.31%
Total loans to deposits                     87.09%       87.67%       87.31%      85.60%       86.54%        87.20%       90.97%
Net interest margins                         7.53%        4.85%        5.04%       4.67%        4.82%         4.65%        4.75%
Efficiency ratio (2)                        77.27%      100.78%       73.87%      76.80%       73.84%        72.78%       67.95%
Asset Quality Ratios
Reserve for loans losses to:
Ending total loans                           1.83%        1.43%        1.17%       1.02%        1.19%         1.02%        1.46%
Nonperforming assets                        26.06%       17.23%       11.97%      10.47%       14.34%        13.51%       23.46%


                                                                                                           As Of and For the
(Dollars in Thousands,                                 As Of and For the Years Ended                       Six Months Ended
except per share data)                                         December 31,                                    June 30,
                                       --------------------------------------------------------------   ---------------------------
                                          1994         1995         1996        1997         1998          1998         1999
                                       -----------   ----------  -----------  ----------  -----------   -----------  --------------

Nonperforming assets to ending total
assets                                       6.17 %       6.76  %      7.97  %     7.80  %      6.61   %      5.99  %      5.20  %
Net loan charge-offs (recoveries) to
average loans                                0.05 %       0.21  %      0.20  %     0.45  %      0.10   %         -  %      0.07  %
Reserve/nonperforming loans                 22.01 %      17.23  %     11.97  %    10.47  %     19.34   %     13.51  %     23.46  %
Capital Ratios
Average shareholders' equity to
average assets                               8.39 %       8.39  %      8.39  %     7.93  %      8.06   %      7.83  %      9.37  %
Tier 1 capital ratio (3)                    11.56 %      10.56  %      9.81  %     9.35  %     10.93   %      9.40  %     11.18  %
Total risk-based capital ratio (4)          12.81 %      11.67  %     10.96  %    10.34  %     12.13   %     10.39  %     12.41  %
Leverage ratio (5)                          10.87 %       9.19  %      8.35  %     7.54  %      8.09   %      7.56  %      8.72  %
Other
End of period ("EOP") common stock
outstanding                               656,600      656,600      656,600     670,850      670,850       670,850      670,850
Average assets                           $ 89,604      $98,466     $108,204    $124,467     $134,405      $135,364    $ 124,849
Average earning assets                   $ 84,889      $93,285     $102,511    $118,274     $126,721      $126,745    $ 119,682
Number of branch offices (6)                   12           11           11          11           11            11           10
Number of full-time equiv. employees           70           55           55          57           55            55           50



(1)  Annualized, when appropriate.

(2) Efficiency ratio is non-interest expense divided by the sum of net interest income plus non-interest income.

(3)  Tier I capital divided by risk-weighted assets.

(4)  Total capital divided by risk-weighted assets.

(5)  Tier I capital divided by average assets.

(6)  Including head office.


                           GLOBAL BANCORP MANAGEMENT'S
                 DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

         The following management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Global Bancorp's actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described in the section entitled "Risk Factors" and elsewhere in this prospectus.

Overview

         Global Bancorp and its wholly-owned subsidiary, Capitol Thrift & Loan is an industrial loan company headquartered in Napa, California. Global Bancorp's only asset is Capitol Thrift. Therefore, reference to Capitol Thrift shall mean Global Bancorp unless otherwise indicated. Capitol Thrift was incorporated under the laws of the State of California on May 15, 1947. Capitol Thrift operates 10 branches in the state of California. Capitol Thrift's primary source of revenue is providing single-family residential, commercial real estate, and installment loans to customers who are predominantly small and middle-market businesses and individuals. Capitol Thrift conducts a consumer and commercial finance business under the California Industrial Loan Law and insures its deposits through the Federal Deposit Insurance Corporation (FDIC).

         The following discussion is intended to provide information to facilitate the understanding and assessment of significant changes in trends related to the financial condition of Capitol Thrift and its results of operations. It should be read in conjunction with Capitol Thrift's consolidated financial statements and footnotes appearing elsewhere in this proxy statement/prospectus. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements, see "Risk Factors."

Results of Operations

         At June 30, 1999, Capitol Thrift's total assets were $123.0 million, net loans amounted to $101.1 million, stockholders' equity was $11.4 million and the allowance for loan losses was $1.5 million. This compares to total assets of $124.8 million, net loans of $97.5 million, stockholders' equity of $10.8 million and allowance for loan losses of $1.2 million as of December 31, 1998. Total assets decreased 1.4% which was primarily due to a decrease in the securities portfolio of 40.4% and an increase in cash and cash equivalents of approximately 15.2%. The loan portfolio increased 3.7%.

         Net earnings for the six months ended June 30, 1999 and 1998 were $720,000 and $487,000, respectively. Net earnings per share for the six months ending June 30, 1999 and 1998 were $1.07 and $0.76, respectively. Net earnings increased for the six months ended June 30, 1999, primarily due to officer life insurance proceeds received of $297,000. The $297,000 consists of $598,000 officers' insurance proceeds, removal of a deferred compensation accrual of $378,000, offset by a payment to heirs of $522,000 and removal of a cash value accrual of $157,000. The payment and removal of cash value have been reclassified to other income for the analysis covered later under "Other Operating Income" and "Non-Interest Expense."

         For the year ended December 31, 1998, Capitol Thrift reported net income of $1.1 million. This represents a 66.8% increase over 1997. Earnings per share was $1.57 in 1998 as compared to $.96 in 1997. The increase in net income is primarily attributable to an increase of $583,000 in net interest income, an increase in non-interest income of $773,000, offset by an increase in non-interest expense of $849,000. The increase in net interest income is attributable to an increase in average outstanding loans of $6.1 million. The increase in non-interest income is attributable to a gain on the sale of loans. The increase in non-interest expense was attributable to higher provision for loss on RPHFS (Real Property Held For Sale).

         Capitol Thrift reported net income of $632,000 for the year ended December 31, 1997, a 22.8% decrease compared to net income of $819,000 for 1996. Earnings per share decreased to $.96 in 1997 from $1.25 in 1996. The decrease in earnings in 1997 was primarily due to an increase in provision for losses on loans of $265,000 and increase in loss on sale of real property held for sale of $374,000.

         Earnings as measured by return on assets increased to .79% in December, 1998, compared to .51% in the prior year. Return on equity approximated 9.77% in 1998, compared to 5.92% in 1997.

Distribution of Average Assets, Liabilities, and Stockholders' Equity:
 Interest Rates and Interest Differential

         The following table sets forth average daily balances of each principal category of assets, liabilities and stockholder's equity, interest on interest-earning assets, and interest on interest-bearing liabilities, and the average yields earned or rates paid thereon for the six months ended June 30, 1999 and 1998. The table also shows the net interest earnings and the net yield on average earning assets. Averages were computed based upon daily balances, except for June 30, 1997. The June 30, 1997 balances were computed based on monthly averages.

         The following sets forth Capitol Thrift's daily average balance sheets, components of net interest income and expense, and related yields and rates for the six months ended June 30, 1998 and 1999:



                                                                     Six Months Ended June 30,
                                              ----------------------------------------------------------------------------
                                                            1998                                    1999
                                              ----------------------------------------------------------------------------
(Dollars in Thousands)                         Average                    Yield/        Average                     Yield/
                                               Balance       Interest      Rate         Balance      Interest        Rate
                                              ---------     ----------    -------      ---------     ---------     --------
Assets:
Interest-earning assets:
Loans (1)                                      $103,944       $ 5,778      11.12%      $ 99,085      $ 5,220        10.54%
Investment Securities - taxable                  15,022           417       5.55%        12,899          355         5.50%
Federal funds sold and reverse repos              6,324           171       5.41%         7,698          178         4.62%
Deposits in financial institutions                1,455            43       5.91%             0            0
                                               ---------      --------     ------      ---------    ---------        ------
Total interest-earning assets                  $126,745       $ 6,409      10.11%      $119,682      $ 5,753         9.61%
                                               =========      ========     ======      =========    =========        ======

Allowance for possible loan losses              (1,075)                                 (1,227)
Non-interest-bearing assets:
Cash and due from banks                             502                                     620
Premises and equipment, net                         578                                     660
Accrued interest receivable                       1,164                                   1,091
Other real estate owned                           5,945                                   2,800
Other assets                                      1,505                                   1,223
                                               --------                                --------
Total average assets                           $135,364                                $124,849
                                               ========                                ========
Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
Savings accounts                                 22,683           521       4.59%        26,905          613         4.56%
Time deposits                                   100,228         2,939       5.86%        85,365        2,297         5.38%
                                               --------       -------       -----      --------      --------        -----
Total interest-bearing liabilities             $122,911       $ 3,460       5.63%      $112,270      $ 2,910         5.18%
                                               ========       =======       =====      ========      =========       =====

Non-interest-bearing liabilities:
Non-interest-bearing checking
Accrued interest payable                             12                                       4
Other liabilities                                 1,846                                     906
                                               --------                                --------
Total liabilities                               124,769                                 113,180

Total stockholders' equity                       10,595                                  11,669
                                               --------                                --------
Total average liabilities and
stockholders' equity                           $135,364                                $124,849
                                               ========                                ========

Interest income as a percentage of
average earning assets                                                     10.11%                                    9.61%
Interest expense as a percentage of
average earning assets                                                      5.46%                                    4.86%
                                                                           ------                                    -----
 Net interest margin                                                        4.65%                                    4.75%
                                                                           ======                                    =====


NOTE: Applicable nontaxable securities yields have not been calculated on a tax-equivalent basis because they are not material to Capitol Thrift's results of operations.

(1) Loan amounts include non-accrual loans, but the related interest income has been included only if collected for the period prior to the loan being placed on a nonaccrual basis. Loan interest income includes loan fees of approximately $242,000 and $287,000 for the six months ended June 30, 1999 and 1998, respectively.

     The following table sets forth average daily balances of each principal category of assets, liabilities and stockholder's equity, interest on interest-earning assets, and interest on interest-bearing liabilities, and the average yields earned or rates paid thereon for the years ended December 31, 1998, 1997 and 1996. The table also shows the net interest earnings and the net yield on average earning assets. Averages were computed based upon daily balances, except for December 31, 1997 and 1996. 1997 and 1996 averages were computed based on monthly averages.

     The following sets forth Capitol Thrift's daily average balance sheets, components of net interest income and expense, and related yields and rates for the years ended December 31, 1996, 1997 and 1998:




(Dollars in Thousands)                                                   Year Ended December 31,
                                       ---------------------------------------------------------------------------------------------
                                                     1996                               1997                            1998
                                       ------------------------------     -------------------------------- -------------------------
                                       Average               Yield/       Average              Yield/      Average            Yield/
                                       Balance    Interest    Rate        Balance    Interest     Rate      Balance  Interest   Rate
                                      ---------   --------  --------     ---------  ---------- --------    --------- -------- ------
Assets:
Interest-earning assets:
 Loans (1)                            $ 91,557    $10,202    11.14%      $ 98,152   $ 10,849    11.05%    $104,281  $11,721   11.24%
 Investment Securities:
  Taxable securities                     1,727         79      4.57         9,513        514      5.40      15,645      872    5.57
 Federal funds sold and reverse repos    6,480        354      5.46         8,439        498      5.90       5,915      308    5.21
 Deposits in financial institutions      2,747        158      5.75         2,170        135      6.22         800       52    5.91
                                      --------    -------   -------      --------   ---------   -------   --------   -------  ------
   Total interest-earning assets       102,511     10,793     10.53       118,274     11,996     10.14     126,721   12,953   10.22

Allowance for loan losses               (1,208)                            (1,202)                          (1,093)
Non-interest-bearing assets:
 Cash and due from banks                   855                                606                              476
 Premises and equipment, net               618                                575                              598
 Accrued interest receivable             1,337                              1,271                            1,118
 Other real estate owned                 3,443                              4,085                            5,013
 Other assets                              648                                858                            1,572
                                      --------                          ---------                         ---------
   Total average assets               $108,204                          $ 124,467                         $134,405
                                      ========                          =========                         =========

Liabilities and Stockholders'
 Equity:
Interest-bearing liabilities:
  Savings accounts                      16,386        680      4.15%       20,043        883      4.41%     24,295    1,141    4.70%
  Time deposits                         82,055      4,948      6.03        93,259      5,586      5.99      97,688    5,702    5.84
                                      --------    -------    --------    ---------   --------   -------   --------- -------   ------
   Total interest-bearing liabilities   98,441      5,628      5.72       113,302      6,469      5.71     121,983    6,843    5.61

Non-interest-bearing liabilities:
 Non-interest-bearing checking              -                                   -                                -
                                      --------                           ---------                        ---------
 Accrued interest payable                  44                                  17                               10
 Other liabilities                        644                               1,272                            1,618
                                      --------                           ---------                        ---------
   Total liabilities                   99,129                             114,591                          123,611

Total stockholders' equity              9,075                               9,876                           10,794
                                      --------                           ---------                        ---------

   Total average liabilities and
    stockholders' equity             $108,204                            $124,467                         $134,405
                                     =========                           =========                        =========

Interest income as a percentage of
 average earning assets                                       10.53%                             10.14%                       10.22%
                                                              ------                             ======                       ======
Interest expense as a percentage of
 average earning assets                                        5.49%                              5.47%                        5.40%
                                                              ======                             =======                       =====
Net interest margin                                            5.04%                              4.67%                        4.82%
                                                              ======                             =======                       =====



NOTE: Applicable nontaxable securities yields have not been calculated on a tax-equivalent basis because they are not material to Capitol Thrift's results of operations.

(1) Loan amounts include non-accrual loans, but the related interest income has been included only if collected for the period prior to the loan being placed on a nonaccrual basis. Loan interest income includes fees of approximately $853,000 and $719,000 for the years ended December 31, 1998 and 1997, respectively.

Net Interest Income

         Capitol Thrift's primary source of revenue is net interest income, which is the difference between interest income received on interest-earning assets and the interest expense paid on interest-bearing liabilities. Net interest income before the provision for loan losses decreased to $2.8 million for the six months ended June 30, 1999, from $2.9 million for the same period in 1998. The net interest margin was 4.75% in 1999 compared to 4.65% for the same period in 1998. The decrease in interest income is due primarily to a decrease in loan volume.

         Net interest income before the provision for loan losses was $6.1 million in 1998, an 10.54% increase over 1997, and $5.5 million in 1997, an increase of 7% over 1996. Capitol Thrift's net interest margin increased to 4.82% in 1998, compared to 4.67% in 1997. The increase in interest income was primarily due to an increase in interest income on loans and investment securities. Interest expense increased 5.8% from 1997 to 1998 due to a 7.7% increase in interest bearing deposits and rates decreasing 1.8% from 1997. The increase in the net interest margin in 1998 was primarily due to an increase in volume of loans and investments and an increase in the yield on interest earning assets to 10.22% in 1998 from 10.14% in 1997.

         Capitol Thrift's net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a "volume change." It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a "rate change." The following table sets forth changes in interest income and interest expense for each major category of interest-earning assets and interest-bearing liabilities, and the amount of change attributable to volume and rate changes for the years indicated. The changes due to the combined impact of rate and volume changes have been allocated to rate and volume in proportion to the relationship between their absolute dollar amounts. The effects of tax-equivalent yields have not been considered because they are not significant. Nonaccrual loans are included in average loans used to compute this table.



                                                         Year Ended December 31,                         Six Months Ended June 30,
                                 ------------------------------------------------------------------ -------------------------------
(Dollars in Thousands)                     1997 over 1996                   1998 over 1997                      1999 over 1998
                                 ------------------------------------------------------------------ -------------------------------
                                   Total       Rate      Volume     Total       Rate     Volume      Total        Rate        Volume
                                  ------     -------    --------  --------     ------    -------    --------     ------      -------

Increase (decrease) in interest
 income:
Loans                            $   647       (88)        735    $  872        195        677      $ (558)       (288)        (270)
Investment securities                435        14         421       358         16        342         (62)         (3)         (59)
Federal funds sold & reverse
 repos                               144        28         116      (190)       (59)      (131)          7         (25)          32
Deposits in other finc'l
 institutions                        (23)       13         (36)      (83)        (7)       (76)        (43)        (43)           0
                                 --------    ------      ------    ------      -----      ------    --------      ------       -----
     Total interest income         1,203       (33)      1,236       957        146        812        (656)       (359)        (297)
Increase (decrease) in interest
expense:
Investment and Savings
 Certificate:
     Savings accounts                203        42         161       258         58        200          92          (4)          96
     Time deposits                   638       (33)        671       116       (143)       259        (642)       (242)        (400)
                                 --------    ------      ------    ------      -----      ------    --------      ------       -----
       Total interest expense        841         9         832       374        (85)       459        (550)       (246)        (304)
                                --------    ------      ------    ------      -----      ------    --------      ------       -----
Increase (decrease) in net
 interest income                $    362       (42)        404     $ 583        230        353      $ (106)       (113)           7
                                ========    =======     =======   =======     ======      ======    ========      =====       ======



         For the six months ended June 30, 1999, the decrease in total interest income of $656,000 is comprised of a $297,000 volume decrease associated with the decline in average loans of $4.9 million from June 30, 1998. Although yields decreased in 1999, interest income decreased due to the significant decrease in interest earning assets in the first quarter of 1999. The decrease in total interest expense of $550,000 from June 30, 1998 to June 30, 1999, is comprised of a volume decrease of $304,000 related to the $10.6 million decrease in average interest-bearing liabilities between the two periods and a $246,000 rate decrease associated with an decrease in the cost of funds to 5.18% in 1999 from 5.63% in 1998.

         The increase in total interest income of $957,000 in 1998 is comprised of a $812,000 volume increase associated with the $8.5 million increase in average earning assets between 1997 and 1998. The yield on total interest earning assets increased in 1998 to 10.22% from 10.14% from 1997. The increase in total interest expense of $374,000 is comprised of a volume increase of $459,000 related to the $8.7 million increase in average interest-bearing liabilities between 1998 and 1997 and a $85,000 rate decrease associated with a decrease in the cost of funds to 5.61% in 1998 from 5.71% in 1997.

         In 1997, the increase in total interest income of $1.2 million is comprised of a $1.2 million volume increase associated with the $15.8 million increase in average earning assets between 1997 and 1996 and a $33,000 rate decrease associated with a decrease in the total yield on interest-earning assets to 10.14% in 1997 from 10.53% in 1996. The increase in total interest expense of $841,000 in 1997 is comprised of a volume increase of $832,000 related to the $14.9 million increase in average interest-bearing liabilities between 1997 and 1996 and a $8,000 rate increase.

         A changing interest rate environment can have a significant impact on Capitol Thrift's net interest margin as measured against average earning assets and its interest rate spread. Management monitors its net interest margin by repricing its loans and deposit products after giving effect to such factors as competition and expected maturities in the loan, investment securities and deposit portfolios.

Provision for Loan Losses

         Capitol Thrift maintains an allowance for loan losses at a level management believes to be adequate to cover the inherent risks of loss associated with its loan portfolio. See "Balance Sheet Analysis - Credit Risk Management and Asset Quality." The provision for loan losses is charged against income and is applied to the allowances for loan losses.

         For the six months ended June 30, 1999, $391,000 was charged to the provision for loan losses. For the same period during 1998, $53,000 was charged to the provision for loan losses.

         The provision for loan losses for the year ended December 31, 1998, was $226,000 as compared to a $416,000 provision made in 1997 and a $151,000 provision made in 1996. Net charge-offs to average loans of 0.10% in 1998 is slightly lower as compared to 0.45% in 1997. Net charge-offs to average loans in 1996 was 0.20%.

         The provision for loan losses reflects management's on-going evaluation of the risk inherent in the loan portfolio, which includes consideration of numerous factors, such as economic conditions, relative risks in the loan portfolio, loan loss experience and review and monitoring of individual loans for identification and resolution of potential problems.

Other Operating Income

         Other income consists primarily of late charges, gain on sale of loans and miscellaneous income. Other income increased by $291,000 or 104% in the first six months of 1999 compared to the same period in 1998. This increase is attributable to officer life insurance proceeds of $297,000.

         Total other income for the year ended December 31, 1998 increased $808,000 or 164% when compared to the same period in 1997. This increase is attributable to gain of sale on loans for $476,000 and an increase in miscellaneous income of $343,000 as compared to the previous year. Miscellaneous income increased in 1998 because of increases in pass thru points of $105,000 and gain on sale real property held for sale of $68,000 from 1997. There was also a legal settlement of $170,000 in 1998.

         Other income increased $30,000 or 6% for the year ended December 31, 1997, compared to the same period in 1996. Late charges increased 33% over 1996 because of increase in loan volume compared to 1996.

         The following table summarizes significant components of other income for the six months ended June 30, 1998, and 1999 and for the years ended December 31, 1996, 1997 and 1998:



(Dollars in Thousands)                                                                          Six Months
                                                      Years Ended December 31,                 Ended June 30,
                                              -------------------------------------------------------------------
                                                  1996          1997           1998          1998           1999
                                              -------------------------------------------------------------------
Other Income:
Service charges and other income              $     85       $    113     $      102      $     54      $      39
Miscellaneous Income                               379            381            724           227            234
Officer life insurance proceeds                      -              -              -             -            297
Gain on sale of loans
                                                     -              -            476             -              -
                                                     -              -            ---             -              -
                                               -------       --------     ----------      --------       --------
                                               $   464       $    494      $   1,302      $    281       $    570
                                               =======       ========      =========      ========       ========


Non-interest Expense

     The following tables summarize changes in non-interest expense for the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1998 and 1999:


(Dollars in Thousands)                        Years Ended December 31,                          Six Months Ended June 30,
                              --------------------------------------------------------- ----------------------------------------
                                   1996                1997                1998                 1998                 1999
                             ----------------   ------------------  ------------------ --------------------- -------------------


Salaries and employee        $ 2,033   1.98%   $  2,078     1.76%   $ 2,023     1.60%    $    982     0.77%   $   1,030    0.86%
benefits
Occupancy expense                425   0.41         427     0.36        440     0.35          211     0.17          243    0.20
Equipment expense                212   0.21         221     0.19        213     0.17          100     0.08           93    0.08
Payroll taxes                    168   0.16         171     0.14        167     0.13           91     0.07           88    0.07
Professional fees                 63   0.06          72     0.06        126     0.10           83     0.07           75    0.06
FDIC insurance                    27   0.03          46     0.04         51     0.04           25     0.02           25    0.02
Expenses on RPHFS                190   0.19         141     0.12        272     0.21          109     0.09          178    0.15
Stationery and supplies           83   0.08          85     0.07         76     0.06           34     0.03           43    0.04
Loss/gain on sale and            190   0.19         564     0.48      1,224     0.97          276     0.22          (91)  (0.08)
provision for losses on
RPHFS
Insurance                        244   0.24         238     0.20        223     0.18          115     0.09          105    0.09
Other                            523   0.51         581     0.49        658     0.52          323     0.25          311    0.26
                             --------  ------  --------     -----   --------    ------   --------     -----   ---------   ------
     Total                   $ 4,158   4.06%   $  4,624     3.91%   $ 5,473     4.32%    $  2,349     1.85%   $   2,100    1.75%
                             ========  ======  ========     =====   ========    ======   ========     ======  =========   ======

Average Earning Assets            $102,511            $118,274            $126,721              $126,745             $119,682
                                  ========            ========            ========              ========             ========



Note: Percent of average earning assets not annualized for June 1999 and 1998.

         Other expense, excluding the provision for loan losses and income tax expense, decreased by $249,000 to $2.1 million at June 30, 1999, from $2.4 million at June 30, 1998. This decrease is attributable to losses on sale and provision for losses on real property held for sale. In 1999, there was a gain of real property held for sale for $91,000 as compared to a loss of $276,000 for the same six month period ending in June.

         Other expense, excluding the provision for loan losses and income tax expense, totaled $5.5 million in 1998 representing an increase of $849,000, or 18.4%, over 1997. The increase was primarily due to the increase in loss on real property held for sale and expenses related to RPHFS. The increase in the expenses associated with RPHFS led to an agreement with the regulatory agencies discussed under the caption, "Capital Resources." These increases were primarily related to loans originated prior to June 1992, at which time credit underwriting policies were strengthened. Historical data on RPHFS related expenses indicate that losses generally are not incurred until approximately four years after origination. Loan policy and underwriting procedures were significantly improved to present levels during the 1992-1995 period. The primary improvement was a greater reliance on borrower debt and income ratios. While RPHFS related expenses have significantly increased from $705,000 for the year ending December 31, 1997 to $1.5 million for the year ending December 1, 1998, they have declined to $87,000 for the six months ending June 30, 1999. In addition, as shown under the caption "Nonperforming Assets", nonperforming loans have declined from $5.1 million at December 31, 1998, to $3.0 million at June 30, 1999, while RPHFS has not significantly increased during this same period of time. Total nonperforming assets continue to decline from $10.1 million at December 31, 1997 to $8.2 million at December 31, 1998 and $6.4 million at June 30, 1999. Expenses other than those related to RPHFS increased by 1.48% for the year ending December 31, 1998 compared to the year ending December 31, 1997 and 1.98% for the six months period ending June 30, 1999 compared to June 30, 1998.

         Other expense increased $466,000 in 1997, as compared to 1996. The increase was primarily due to a provision made for losses on real property held for sale of $374,000. The provision was made to allow for a probable decline in the fair market value of the assets involved.

Financial Condition

         At June 30, 1999, average assets decreased 7.8% and average deposits decreased approximately 8.7% compared to the same period in 1998. Average loans decreased by 4.7% since June 30, 1998. These decreases in average loans are primarily due to a previously referenced bulk loan sale in October, 1998.

         At December 31, 1998, average assets and average deposits increased by approximately 8.0% and 7.7%, respectively. Average loans increased 6.2% reflecting a continued increase in loan demand caused primarily by a strengthening economy and a stable prime rate in 1998 and 1997. Increases in deposits during 1998 were used to fund a mix of loans, investment securities and federal funds.

         Earning assets averaged approximately $119.7 million during the period ended June 30, 1999, as compared to $126.7 million for the same period in 1998. This represents a 5.6% decrease to June 30, 1998.

         Earning assets averaged approximately $126.7 million during the year ended December 31, 1998, as compared to $118.3 million and $102.5 million for the years ended December 31, 1997 and 1996, respectively.

Loan Portfolio

         Capitol Thrift's primary business is that of acquiring deposits and making loans. Capitol Thrift concentrates its lending activities in three principal areas: commercial real estate loans, single family loans, and installment loans. Capitol Thrift does not make commercial loans other than those secured by real estate. Interest rates charged for loans made by Capitol Thrift vary with the degree of risk, the size and maturity of the loans, and prevailing market rates.

         For the period ending June 30, 1999, loans totaled $101.1 million which represents a 3.7% increase over December 31, 1998. The increase in loans was primarily in the commercial real estate category. Installment loans remained relatively constant.

         Loans totaled $97.5 million at December 31, 1998, as compared to $101.2 million at December 31, 1997, and $92.9 million at December 31, 1996. Average loans rose 6.2% between December 1997 and December 1998, and 7.2% between December 31, 1996 and December 31, 1997, with loans averaging approximately $104.3 million for the twelve months ended December 31, 1998, and compared to $98.1 million and $91.6 million for the comparative twelve month period of 1997 and 1996, respectively.

         The following table sets forth the amounts of loans outstanding by category as of the dates indicated.


(Dollars in                                                          December 31,                                     June 30,
Thousands)
                  -----------------------------------------------------------------------------------------------------------------
                        1994               1995                1996                1997                 1998             1999
                  ----------------- -------------------  ------------------ -------------------- ----------------------------------
                             %                    %                  %                    %                  %                  %
                   Dollar    of      Dollar       of      Dollar     of     Dollar        of      Dollar     of      Dollar     of
                   Amount   Loans    Amount     Loans     Amount    Loans    Amount      Loans    Amount    Loans    Amount   Loans

Commercial Real   $51,405   69.72%  $58,253     74.54%  $  73,683   79.32% $  82,123     81.18%  $77,833     79.85%  $82,247  81.38%
Estate
Single Family
Residential (1)    21,989   29.82    20,575     26.33      20,635   22.21     20,518     20.28    21,372     21.92    21,013  20.79
Installment         2,678    3.63     1,314      1.68         741    0.80        878       0.88      590      0.61       445   0.44
                  -------- -------   ------    -------   --------  -------  --------    -------- --------   -------  ------- -------
Total Gross Loans  76,072  103.18%   80,142    102.54%     95,059  102.33%   103,536    102.34%   99,795    102.37%  103,705 102.61%
                           -------             -------             -------              --------            -------          -------
Less allowance
for loan losses    (1,375)  (1.32)   (1,147)    (1.07)     (1,112)  (1.20)    (1,061)    (1.05)   (1,183)    (1.16)   (1,500) (1.13)
                           -------             --------            --------             --------             -------         -------
Less deferred fees
  and costs          (970)  (1.86)     (840)    (1.47)     (1,050)  (1.13)    (1,308)    (1.29)   (1,132)    (1.21)   (1,141) (1.48)
                  -------- -------- --------   --------  --------- -------- ---------   -------- --------   ------- --------- ------
Net loans         $73,727  100.00%  $78,155    100.00%   $ 92,897  100.00%  $101,167    100.00%  $97,480    100.00% $101,064 100.00%
                  =======  =======  ========   ========  ========= =======  =========   ======== ========   ======= ======== ======


(1) At June 30, 1999, construction real estate loans totaled $913,000 or 0.9% of total loans and consisted of only one loan. This loan is included in "Single Family Residential" for this table. There was an increase in real estate construction loans of $246,000 or 37.1% over December 31, 1998. The increase in real estate construction loans in the first six months of 1999 was primarily due to additional funding on this loan.

     As of December 31, 1998 Capitol Thrift's real estate-construction loans totaled $667,000 or 0.07% of its total loans. There were no real estate construction loans as of December 31, 1997. This loan is collateralized by property located in Rancho Santa Fe which matures in October 1999 pending completion of the project.

         Commercial real estate loans secured by deeds of trust on church facilities approximate 14.0% of total loans at June 30, 1999. These loans totaled $13.9 million, $14.1 million, and $12.0 million at June 30, 1999, December 31, 1998, and December 31, 1997, respectively. Management does not consider these loans a concentration as they are primarily multi-use properties and are geographically dispersed throughout California to varying religious orders. The Board of Directors have set a limit of $16.0 million for these types of loans. Capitol Thrift is not currently originating these types of loans. There were no concentrations of loans exceeding 10% of total loans which were not otherwise disclosed as a category of loans in the above table. Unsecured loans are not a significant portion of the loan portfolio depicted in the above table.

         Capitol Thrift has collateral management polices in place so that collateral lending of all types is on a basis which it believes is consistent with regulatory lending standards. Valuation analyses are utilized to take into consideration the potentially adverse economic conditions under which liquidation of collateral could occur. It is generally Capitol Thrift's policy to fully collateralize all loans with loan-to-value ratios determined on an individual loan basis taking into account the financial stability of each borrower and the value and type of the collateral. In addition to real estate, other collateral accepted as security against loans includes deposits, business or personal assets.

Commercial Real Estate Loans

         At June 30, 1999, commercial real estate loans, including multi-family real estate loans, totaled $82.3 million or 81.4% of total loans. There was an increase in commercial real estate loans of $4.5 million or 5.8% over June 30, 1998. This increase in commercial real estate loans was primarily due to continued strategic growth.

         As of December 31, 1998 and 1997, Capitol Thrift's commercial real estate loans, including multi-family real estate loans, totaled $77.8 million or 79.9% and $82.1 million or 81.2%, respectively, of its total loans. These loans are collateralized by properties located primarily in California. Nonresidential loans are primarily "mini-term" (medium-term) commercial real estate-mortgages, with maturities generally ranging from 5 to 15 years. Such loans generally range in size from $200,000 to $1.5 million. These loans are made to varying types of businesses, including but not limited to small office buildings, retail businesses, restaurants, warehouses, and churches.

         Commercial real estate lending contains potential risks which are not inherent in other types of loans. These potential risks include declines in commercial real estate values, general economic conditions surrounding the commercial real estate properties, and vacancy rates. A decline in the general economic conditions or real estate values within Capitol Thrift's market area could have a negative impact on the performance of the loan portfolio or value of the collateral. Because Capitol Thrift lends primarily within its market area, the real property collateral for its loans is similarly dispersed, rather than concentrated within a narrow geographic area. Capitol Thrift could therefore be adversely affected by a decline in real estate values in its California target market, even if real estate values elsewhere in the USA generally remained stable or increased.

Installment Loans

         At June 30, 1999, installment loans totaled $445,000 or 0.4% of total loans. There have been no significant changes in the composition of installment loans since December 31, 1998.

         At December 31, 1998 and 1997, installment loans aggregated approximately $590,000 or 0.6% and $895,000 or 0.9%, respectively, of total loans. Included in this loan category are unsecured Title I, 100% secured thrift loans and hypothecated loans. Hypothecation loans are secured by an assignment of the note and deed of trust on real property, which in turn have up to 75% loan to appraised value, if there is a foreclosure on the deed of trust.

         The following table shows the maturity distribution of Capitol Thrift's loans outstanding as of June 30, 1999. Amounts presented are shown by maturity dates rather than repricing periods:



Maturity Schedule

(Dollars in Thousands)                                                  June 30, 1999
                                               --------------------------------------------------------------
                                                                 Due after one
                                                  Due in one     year through      Due after
                                                 year or less     five years      five years           Total
                                                -------------    -------------    -----------      ----------

     Single Family Residential (1)                   $ 2,949         $ 1,862        $ 16,202         $ 21,013

     Commercial Real Estate                           10,263          21,979          50,005           82,247

     Installment Loans                                    11             296             138              445
                                                    --------         -------        --------        ---------
                                                    $ 13,223         $24,137        $ 66,345        $ 103,705
                                                    ========         =======        ========        =========
     Accruing loans:
     Fixed rate loans                               $  9,688         $11,736        $ 36,932        $  58,356
     Floating rate loans                               2,188          11,365          29,018           42,571
                                                    --------         -------        --------         --------
          Total accruing loans                        11,876          23,101          65,950          100,927
                                                    --------         -------        ---------         -------

     Nonaccrual loans:
     Fixed rate loans                                  1,347           1,036             115            2,498
     Floating rate loans                                   -               -             280              280
          Total nonaccrual loans                       1,347           1,036             395            2,778
                                                    --------         -------       ---------         --------
     Total loans                                    $ 13,223         $24,137        $ 66,345         $103,705
                                                    ========         =======        ========         =========

(1) At June 30, 1999, single family residential loans included one construction real estate loan for $913,000 which was an accruing, fixed rate loan due in one year or less.

         The following table shows the maturity distribution of Capitol Thrift's loans outstanding as of December 31, 1998. Amounts presented are shown by maturity dates rather than repricing periods:

   (Dollars in Thousands)                                                 December 31, 1998
                                                    ---------------------------------------------------------
                                                                 Due after one
                                                   Due in one    year through       Due after
                                                  year or less    five years        five years       Total
                                                  ------------   -------------     -----------     ----------


     Single Family Residential (1)                  $  2,520        $  3,017       $  15,835         $ 21,372
     Commercial Real Estate                           10,339          22,851          44,643           77,833
     Installment Loans                                   126             313             151              590
                                                    --------        --------       ---------         --------
     Total loans                                    $ 12,985        $ 26,181       $  60,629         $ 99,795
                                                    ========        ========       =========          =======

     Accruing loans:
     Fixed rate loans                               $ 10,218        $ 12,143       $  31,360         $ 53,721
     Floating rate loans                                 779          13,123          27,029           40,931
                                                    --------        --------       ---------          -------
       Total accruing loans                           10,997          25,266          58,389           94,652
                                                    --------        --------       ---------          -------
     Nonaccrual loans:
     Fixed rate loans                                  1,988             163           1,493            3,644
     Floating rate loans                                   -             752             747            1,499
                                                    --------        --------       ---------          -------
       Total nonaccrual loans                          1,988             915           2,240            5,143
                                                    --------        --------       ---------         ---------
    Total loans                                     $ 12,985        $ 26,181        $ 60,629          $99,795
                                                     ========        ========       ========          ========



(1) At December 31, 1998, single family residential loans included one construction loan for $667,000 which was an accruing, fixed rate loan due in one year or less.

Credit Risk Management and Asset Quality

         Management believes that the objective of a sound credit policy is to establish a sound asset portfolio while maintaining sufficient earnings to control capital to asset ratios at established levels. The Loan Committee is made up of experienced executive personnel with Board oversight and review. The Board of Directors and loan committee review quality and ensure compliance with credit policy. Capitol Thrift maintains a loan review staff which examines the loan portfolio of Capitol Thrift for compliance with established standards. Executive management, senior lending officers and senior credit officers also perform reviews of loan quality and monitor on a periodic basis the progress of watch list loans requiring an action plan for rehabilitation or refinancing. In addition, credit underwriting guidelines are periodically reviewed and adjusted to reflect current economic conditions.

         Management is constantly aware of the need for maintaining high credit standards. Capitol Thrift is not involved in foreign lending and is not engaged in high yield, high risk loans. A loan is placed on nonaccrual status when the principal and interest is in default for 90 days or more, or when external factors indicate that payment in full of principal and interest appears unlikely unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued but uncollected shall be reversed against the appropriate income account. In most cases, if the loan is rated substandard or better, payments shall be applied to interest first and then principal provided no loss is anticipated. When one loan of a customer is placed on nonaccrual status, related borrowings will be evaluated as to whether they should also be placed on nonaccrual status. Nonaccrual loans will be restored to an accruing status when principal and interest is no longer past due and unpaid, or the loan otherwise becomes well secured and in the process of collection.

         A troubled debt restructuring occurs when Capitol Thrift, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not ordinarily consider. Troubled debt restructuring can occur in a variety of forms, such as transferring assets in a full or partial settlement of the debt, issuing debt, or modifying terms including reducing the stated interest rate, extending maturity dates, reducing the face amount or maturity of the debt, or reducing accrued interest.

         Loans on which collateral has been repossessed are classified either as real property held for sale (RPHFS) or "other assets" (for personal property collateral) in Capitol Thrift's financial statements. Capitol Thrift values its RPHFS properties at fair value less estimated costs to sell based on appraisals generally performed at the time the property is acquired. Management's objective is to dispose of those properties in an expeditious time frame in an effort to minimize holding costs, which may result in Capitol Thrift realizing less than book value. Due to possible variations in real estate values, management can give no assurance that the carrying values of properties will ultimately be realized upon disposition.

         Interest income would have increased by approximately $70,000 at June 30, 1999, had nonaccrual loans performed in accordance with their original terms.

         Interest income would have increased by approximately $170,000 in 1998, $232,000 in 1997 and $209,000 in 1996 had nonaccrual loans performed in accordance with their original terms.

Nonperforming Assets

The table below sets forth information about nonperforming assets:



(Dollars in Thousands)                                                 December 31,                                     June 30,
                                             -----------------------------------------------------------------------------------
                                               1994           1995         1996            1997            1998           1999
                                             --------      ---------    ----------      ----------      ----------     ----------
Nonperforming Assets:
Nonaccrual loans (1)                          $2,152        $ 2,463      $  5,264        $   3,872       $ 5,143        $  2,778
Restructured loans                             1,732            795           488              631             -             252
                                              ------        -------      --------        ---------       --------       --------
  Total nonperforming loans                    3,884          3,258         5,752            4,503         5,143           3,030
RPHFS (2)                                      2,362          3,400         3,541            5,628         3,104           3,364
                                              ------        -------      --------        ---------       --------        -------
  Total nonperforming assets                  $6,246        $ 6,658      $  9,293        $  10,131       $ 8,247         $ 6,394
                                              ======        =======       =======         ========        ======         =======

Nonperforming loans to total gross loans        5.11%          4.07%         6.05%            4.35%         5.15%           2.92%
Nonperforming assets to total gross loans       8.21%          8.31%         9.78%            9.79%         8.26%           6.17%
Nonperforming assets to total assets            7.30%          6.76%         7.97%            7.80%         6.61%           5.20%



(1) There were restructured loans included in nonaccrual loans at $219,000, $254,000, $216,000 and $691,000 at June 30, 1999, December 31, 1998, 1997
     and 1995, respectively.

(2)  RPHFS is net of the allowance for loss on RPHFS.

         At June 30, 1999, nonaccrual loans was $2.8 million and constituted 2.8% of total loans. There were $3.6 million restructured loans or RPHFS properties at June 30, 1999. There was a $1.9 million decrease in nonaccrual loans and nonperforming assets from December 31, 1998.

         At December 31, 1998, nonperforming assets consisted primarily of nonaccrual loans aggregating approximately $5.1million. There were $3.1 million restructured loans or RPHFS properties at December 31, 1998. The nonaccrual loans are primarily related to credits which Capitol Thrift believes are adequately collateralized, guaranteed or to borrowers with whom Capitol Thrift is currently negotiating a liquidation of the account.

         Nonperforming assets decreased at December 31, 1998, compared to December 31, 1997, by approximately $1.9 million or 18.7%.

         Although the volume of nonperforming assets will depend, in part, on the future economic environment, in addition to the assets described above, management of Capitol Thrift has identified approximately $107,000 in potential problem loans at June 30, 1999, as to which it has serious doubts as to the ability of the borrowers to comply with the present repayment terms and which may become nonperforming assets, based on known information about possible credit problems of its borrowers.

Allowance for Loan Losses

         Management's determination of the allowance for loan losses requires the use of estimates and assumptions related to the risks inherent in the loan portfolio which management believes are reasonable. Actual results could, however, differ significantly from those estimates. Estimates that are particularly susceptible to significant fluctuation relate to the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans because in those circumstances management revalues the asset to the lower of cost or fair value less selling expenses. In connection with the determination of the allowance for loan losses and the valuation of RPHFS, management obtains appraisals for properties. Management believes its current appraisal policies generally conform to federal regulatory guidelines.

         A quarterly evaluation of the overall quality of the portfolio is performed to determine the necessary level of the allowance for loan losses. This evaluation takes into consideration the classification of loans and the application of loss estimates to these classifications. Capitol Thrift classifies loans as pass, watch, special mention, substandard, doubtful, or loss based on classification criteria believed by management to be consistent with the criteria applied by Capitol Thrift's examiners. These classifications and loss estimates take into consideration all sources of repayment, underlying collateral, the value of such collateral, and current and anticipated economic conditions, trends, and uncertainties. These processes provide management with data that help to identify and estimate the credit risk inherent in the portfolio so that management may identify potential problem loans on a timely basis. The allowance for loan losses reflects the results of these estimates. For the six months ended June 30, 1999, the allowance for loan losses was $1.5 million and constituted 1.5% of total loans. Management continues to review the adequacy of the allowance for loan losses, keeping in mind economic factors, loan portfolio composition, the general level of real estate values, the California recession and other factors considered to be relevant by management. Management considered the allowance for loan losses at June 30, 1999 to be adequate.

         Based on information available at December 31, 1998, management considered the allowance for loan losses of $1.2 million, which constituted 1.2% of total loans, an adequate allowance for loan losses.

         While Capitol Thrift's policy is to charge off in the current period, those loans on which a loss is considered probable, there also exists the risk of future losses which cannot be precisely quantified or attributed to particular loans or classes of loans. Because this risk is continually changing in response to factors beyond the control of Capitol Thrift, such as the state of the economy, management's judgment as to the adequacy of the allowance for loan losses in future periods is based on estimates. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Capitol Thrift's allowance for losses on loans and RPHFS. Such agencies may require Capitol Thrift to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

         Loan losses have primarily occurred in the single-family residential category that contains Title I loans. Charge-offs primarily related to Title I loans have declined from $430,000 for the year ended December 31, 1997 to $167,000 and $97,000 for the year ended December 31, 1998 and six months ended June 30, 1999, respectively. Capitol Thrift discontinued originating Title I loans in the first quarter of 1999.

         Title I loans approximated $2.2 million, $2.6 million and $3.7 million at June 30, 1999, December 31, 1998 and 1997, respectively.

         Provision for loan losses has increased to $391,000 for the six months ended June 30, 1999 from $53,000 for the six months ended June 30, 1998, and $226,000 for all of the year ended December 31, 1998. The primary reasons for increasing the allowance were related to regulatory review of loans and to bring the allowance to a level comparable to industry peers.

         The following table provides a summary of Capitol Thrift's allowance for loan losses and charge-off and recovery activity.

                                                                                                                    Six
                                                                                                                   months
(Dollars in Thousands)                                                      Year Ended December 31,                 ended
                                                                                                                   June 30,
                                                    ------------------------------------------------------------   ----------
                                                       1994         1995        1996       1997         1998          1999
                                                    ----------    --------   ---------   --------    ---------     ----------
Total loans outstanding at end of period before
deducting allowances for loan losses (1)              $ 69,762    $ 80,142    $ 95,058    $103,536    $ 99,795      $103,705
                                                      ========    ========    ========    ========    ========      ========
Average loans outstanding during period               $ 68,829    $ 77,029    $ 91,557    $ 98,152    $104,281       $99,085
                                                      ========    ========    ========     =======    ========      ========

Balance of allowance at beginning of period           $  1,626    $  1,375    $  1,147    $  1,112    $  1,061       $ 1,183
Loans charged off:
Single Family Residential (2)                                -         (31)        (40)       (430)       (167)          (97)
Commercial Real Estate                                     (83)          -        (158)          -           -             -
Installment                                                  -        (206)        (16)        (51)          -            (1)
                                                       --------    --------   ---------    ---------  ----------     --------
Total loans charged off:                                   (83)       (237)       (214)       (481)       (167)          (98)

Recoveries of loans previously charged off:
Single Family Residential (2)                              119           -           -           -          50            23
Commercial Real Estate                                       -           -           -           -           -             -
Installment                                                  -          72          28          14          13             1
                                                        -------     -------   ---------     --------   ---------     --------
Total loan recoveries                                      119           1          28          14          63            24
Net loans (charged off) recovered                           36        (165)       (186)       (467)       (104)          (74)

Provision charged to operating expense                    (287)        (63)        151         416         226           391
                                                       -------     -------   ---------      -------   --------      --------
Balance of allowance for loan losses at end of         $ 1,375     $ 1,147     $ 1,112     $ 1,061     $ 1,183       $ 1,500
                                                       =======     =======     =======     =======     =======       =======
period

Net loan charge-offs to total average loans              (0.05)%      0.21%       0.20%       0.48%       0.10%         0.07%
Net loan charge-offs to loans at end of period           (0.05)%      0.21%       0.20%       0.45%       0.10%         0.07%
Allowance for loan losses to total loans at end of        1.97 %      1.43%       1.17%       1.02%       1.19%         1.45%
period
Net loan charge-offs to allowance for loan losses        (2.62)%     14.39       16.73%      44.02%       8.79%         4.93%
Net loan charge-offs to provision for loan losses       (12.54)%   (261.90)%    123.18%     112.26%      46.02%        18.93%



(1)  Loans are at gross off financial statements.

(2) There were no construction real estate loans, charge-offs or recoveries for any of the above time periods.

         The following table shows the allocation of Capitol Thrift's allowance for loan losses and the percent of loans in each category to total loans at the dates indicated.

                                                                                                              Six months ended
                                                                 December 31,                                      June 30,
                  --------------------------------------------------------------------------------------------------------------
(Dollars in            1994               1995              1996             1997               1998                1999
Thousands)        -----------------  ----------------  ---------------- ----------------- -----------------  -------------------
                             % of               % of              % of              % of              % of                % of
                  Allowance  Loans   Allowance  Loans  Allowance Loans  Allowance  Loans  Allowance  Loans   Allowance   Loans
                  --------- ------   --------- ------  --------- ------ --------- ------- --------- -------  ---------  -------

Loan Categories:
Single Family     $  187    28.91%    $  124   25.67%   $   130   21.71%  $   127  19.56%   $  165    21.42%   $  142     20.26%
Residential (1)
Commercial Real      437    67.57%       352   72.69%       463   77.51%      516  79.60%      601    77.99%      554     79.31%
Estate
Installment           22     3.52%         8    1.64%         4    0.78%        5   0.85%        4     0.59%        3      0.43%
Not allocated        729        -%       663       -        515       -       413      -       413        -       413         -
                 -------   -------   -------  --------  -------- -------- -------  -------   ------- --------  -------   -------
  Total          $ 1,375      100%   $ 1,147  100.00%   $ 1,112  100.00%   $1,061  100.00%   $1,183   100.00%  $1,112    100.00%
                 =======   =======   =======  ========  ======== ======== =======  =======   =======  ======== ========  =======


(1) Single family residential allowance includes $6,000, and $5,000 at June 30, 1999, and December 31, 1998, respectively, allocated to construction real estate loans. This represents 0.7% and 0.9%, respectively. There was no allowance allocated to construction real estate loans for all other years as there were not any construction real estate loans.

         Total loans classified for regulatory purposes as loss, doubtful, substandard, or special mention (including nonaccrual loans and troubled debt restructuring) at June 30, 1999, were $6.4 million. There were no loans classified as doubtful.

         Total loans classified for regulatory purposes as loss, doubtful, substandard, or special mention (including nonaccrual loans and troubled debt restructuring) at December 31, 1998 and 1997 were $8.3 million and $10.1 million, respectively. There were no loans classified as doubtful.

         Management is not aware of any other material credit which there is serious doubt regarding the ability to repay other than those reflected in classified loans and in the allowance for loan losses.

Investment Securities

         The following tables set forth the amortized cost, estimated fair value, maturity schedule and weighted average yields of securities at the dates indicated:


                                                            Gross       Gross          Estimated
                                            Amortized    Unrealized   Unrealized          Fair
June 30, 1999                                  Cost         Gains        Loss            Value
                                          ------------ ------------ ------------      -----------
Available for sale -
U.S. Government Securities                 $   9,020      $    19            -         $   9,039
                                          ==========    ===========  ===========      ===========

     December 31, 1998

Available for sale -
U.S. Treasuries                            $  15,054      $    99            -          $ 15,153
                                           ==========    ===========  ===========       =========

     December 31, 1997

Available for sale -
U.S. Treasuries                            $  12,117      $    32            -          $ 12,149
                                           ==========    ===========  ===========       =========

Held to maturity -
Certificates of Deposit                     $  1,485      $     3            -          $  1,488
                                            ==========    ===========  ===========      =========

     December 31, 1996

Available for sale -
U.S. Treasuries                             $  2,954                                    $  2,954
                                            ==========    ===========  ===========      =========
                                                                -            -
Held to maturity -
Certificates of Deposit                     $  1,584      $     2            -          $  1,586
                                           ==========    ===========  ===========       =========


                                                         Estimated     Weighted
                                            Amortized      Fair         Average
June 30, 1999                                 Cost        Value         Yield
                                           ----------  -----------    ----------

Due in one year or less                    $  9,020     $  9,039          5.73%

     December 31, 1998

Due in one year or less                    $  12,059    $  12,128         5.76%



After one year through five years          $   2,995    $   3,025         5.80%
                                            --------    ---------      ---------

                                           $  15,054    $  15,153          5.68%
                                           =========    ==========     =========

     December 31, 1997

Due in one year or less                    $   5,492    $   5,496          5.80%
After one year through five years          $   8,110    $   8,141          5.87%
                                           ---------     --------      ---------
                                           $  13,602    $  13,637          5.84%
                                           =========    =========      =========
        December 31, 1996
Due in one year or less                    $   5,231    $   5,235          5.40%
After one year through five years                  -            -             -%
                                           ---------     ---------     ---------
                                               5,231        5,235          5.40%
                                           =========     =========     =========


Deposits

         Capitol Thrift primarily attracts deposits from individuals. Capitol Thrift has no known foreign or brokered deposits. Capitol Thrift's deposit base is summarized below:



(Dollars in Thousands)                                  December 31,                      June 30,
                                          -----------------------------------------     ----------
                                             1996           1997           1998             1999
                                          -----------     ---------      ----------     ----------
Non-interest bearing deposits             $         -     $       -      $        -     $        -
Interest bearing deposits:
Savings accounts                               17,871        21,364          26,895         27,814
Time deposits:
Under $100,000                                 81,864        89,917                         74,976
                                                                             77,079
$100,000 and over                               6,660
                                                              6,898           8,665          8,300
                                          -----------     ---------      ----------     ----------
Total interest bearing deposits               106,395       118,179                        111,090
                                                                            112,639
                                          -----------     ---------      ----------     ----------
Total deposits                            $   106,395     $ 118,179      $  112,639     $  111,090
                                          ===========     =========      ==========     ==========


         The average daily amount of deposits and rates paid on deposits is summarized below:



                                                         December 31,                                     June 30,
                            ----------------------------------------------------------------------- ---------------------
                                     1996                   1997                    1998                    1999
                            ----------------------- ---------------------- ------------------------ ---------------------
                               Average                 Average                Average                 Average
                               Balance      Rate %     Balance     Rate %     Balance      Rate %     Balance     Rate %
                            ----------- ----------- ---------- ----------- ------------- ---------- ----------- ---------
Interest bearing deposits:
Savings accounts               $16,386       4.15%   $ 20,043       4.41%      $ 24,295      4.70%     $26,905     4.56%
Time Deposits (1) (2)          $82,055       6.03%   $ 93,259       5.99%      $ 97,688      5.84%     $85,365     5.38%



(1) Included at June 30, 1999, are $8.7 million in time certificates of deposit of $100,000 or more, of which $3.2 million matures within three months or less, $931,000 matures in 3 to 6 months, $2.3 million matures in 6 to 12 months, and $2.3 million matures in more than 12 months.

(2) Included at December 31, 1998, are $8.3 million in time certificates of deposit of $100,000 or more, of which $1.8 million matures within three months or less, $1.8 million matures in 3 to 6 months, $1.9 million matures in 6 to 12 months, and $2.8 million matures in more than 12 months.

         Interest paid on deposits fluctuates according to current market rates and the liquidity needs of Capitol Thrift. For the six months ended June 30, 1999 and 1998, cost of funds decreased to 5.18% from 5.63%. Although cost of funds increased over the same period in 1998, there was a decrease from December 31, 1998, due to a reduction in rates paid on time deposits.

         Although interest bearing deposits decreased in 1998, Capitol Thrift was able to keep rates competitive and decrease cost of funds. Cost of funds decreased from 5.71% in 1997 to 5.61% in 1998.

         Time deposits of $100,000 or more are generally received from Capitol Thrift's growing retirement customer base , as well as local businesses and professionals, although Capitol Thrift does not aggressively seek these types of time deposits.

Capital Resources

         The following table presents Capitol Thrift's capital position under the regulatory guidelines at June 30, 1999 and December 31, 1998:



                                                    December 31, 1998                           June 30, 1999
                                         -------------------------------------     ---------------------------------

                                          Actual Capital       Minimum Capital      Actual Capital      Minimum Capital
                                              Ratios                Ratios              Ratios               Ratios
                                         ------------------   ----------------     ---------------  ----------------

Total risk based capital ratio                12.13%                8.00%               12.41%               8.00%
Tier I capital to risk weighted assets        10.93%                4.00%               11.18%               4.00%
Leverage ratio                                 8.09%                4.00%                8.72%               4.00%



          Capitol Thrift is required to maintain minimum capital ratios defined by various federal government regulatory agencies. These regulatory agencies have established risk-based capital guidelines, which include minimum capital requirements. On August 23, 1998, Capitol Thrift entered into an agreement with the FDIC and the California Department of Financial Institutions (CDFI). Management and the Board of Directors agreed to reduce the level of classified assets as outlined in the agreement, develop and implement a plan with specific strategies for reducing RPHFS, classified and non-performing loans and revise the methodology for calculating the allowance for losses on loans. The FDIC and CDFI has required that within 90 and 150 days of the agreement, Capitol Thrift maintain a Leverage Ratio of 7.75% and 8.0%, respectively. Management believes that they have complied in most material respects with the provisions of the agreement and are actively working on completing the process of complying with all other aspects.

         At June 30, 1999, and December 31, 1998, Capitol Thrift exceeded all applicable federal capital standards.

         The Board of Directors authorized dividends of $.38 and $.40 per share during 1998 and 1997.

Asset-Liability Management and Liquidity

         The primary function of asset/liability management is to assure adequate liquidity and maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities. Capitol Thrift's policy has been to maintain an adequate liquidity position which, in addition to cash and cash equivalents, relies on cash inflows principally from earned interest, repayments of principal on loans and investments, and increases in deposits. Capitol Thrift's principal cash outflows are from loan originations, purchases of investment securities, decreases in deposits and payment of operating expenses.

         The following table sets forth the interest-rate sensitivity of Capitol Thrift's interest-earning assets and interest-bearing liabilities as of June 30, 1999. The cumulative interest sensitivity gap as reflected in the table represents the difference between interest-earning assets and interest-bearing liabilities maturing or repricing, whichever is earlier, at a given point in time and is not necessarily indicative of the position on other dates.



(Dollars in Thousands)                                                   June 30, 1999
                                      -------------------------------------------------------------------------------------
                                                                     After Three     After One
                                                      Next Day But   Months But         Year
                                                      Within Three    Within 12      But Within   After Five
                                       Immediately       Months         Months         5 Years       Years          Total
                                      -------------  -------------  ------------    -----------  -----------     ----------
Interest Rate Sensitivity Gap:
     Loans (1)                         $       -      $   23,002       $ 17,530       $  19,113   $   41,282      $ 100,927
     Investment Securities (2)                 -           3,000          6,000               -            -          9,000
     Federal Funds Sold                    5,800               -              -               -            -          5,800
     Deposits with other finc'l                                -              -               -            -              -
                                      -------------  -------------  ------------    -----------  -----------     ----------
     Total Earning Assets              $   5,800      $   26,002       $ 23,530       $  19,113   $   41,282      $ 115,727
                                      =============  =============  ============    ===========  ===========     ==========

Interest Bearing transaction
accounts:
     Savings and IRA accounts          $       -      $   28,801       $  3,070       $   5,640   $      599      $  38,110
     Time Deposits                             -          22,097         37,605          13,105          173         72,980
                                      -------------  -------------  ------------    -----------  ------------    ----------
     Total interest bearing
      liabilities                      $       -      $   50,898       $ 40,675       $  18,745   $      772      $ 111,090
                                      =============  =============  ============     ==========   ============    =========

Interest Rate Sensitivity Gap:         $   5,800      $  (24,896)     $ (17,145)      $     368   $   40,510
Cumulative gap                         $   5,800      $  (19,096)     $ (36,241)      $ (35,873)  $    4,637
Cumulative gap percentage to total
  earning assets                            5.01%         (16.50)%       (31.32)%        (31.00)%       4.01%




(1)  Loan balance does not include nonaccrual loans of $2.8 million.

(2)  Investment securities are stated at amortized costs.

         The gap is considered positive when the amount of interest rate sensitive assets which reprice over a given time period exceeds the amount of interest rate sensitive liabilities which reprice over the same time period and is considered negative when the reverse is true. During a period of rising interest rates, a positive gap tends to result in increased net interest income while a negative gap would have an adverse affect on net interest income. As illustrated by the table, Capitol Thrift was "liability sensitive" with respect to interest-earning assets and interest-bearing liabilities repricing within one year. However, management does not consider regular passbook accounts to be interest rate sensitive. Management also includes assumptions for loan prepayment  in its GAP  analysis.  This  results  in  cumulative  one  year  GAP percentages to total earning assets of less than 10%. Within one year, management expects that, in an increasing rate environment, Capitol Thrift's net interest margin would be expected to slightly decline as liabilities would generally reprice more quickly than assets, and in a decreasing rate environment, Capitol Thrift's net interest margin would tend to increase. Management and the Board of Directors have established limits of interest rate risk deemed acceptable and measure Capitol Thrift's current exposure against those limits. At June 30, 1999, management believed that the exposure to interest rate risk was within established limits.

         The following table sets forth the interest-rate sensitivity of Capitol Thrift's interest-earning assets and interest-bearing liabilities as of December 31, 1998.


(Dollars in Thousands)                                                     December 31, 1998
                                        -----------------------------------------------------------------------------------
                                                                        After Three    After One
                                                       Next Day But     Months But       Year
                                                       Within Three      Within 12    But Within    After Five
                                         Immediately      Months          Months        5 Years        Years         Total
                                         -----------   -------------   ------------   ------------  -----------      ------

Interest Rate Sensitivity Gap:
     Loans (1)                           $      -       $   21,496       $ 21,066       $17,983      $34,107        $ 94,652
     Investment Securities (2)                  -            8,500          9,000         3,000            -          20,500
     Federal Funds Sold                     5,500                -              -             -            -           5,500





(Dollars in Thousands)                                                     December 31, 1998
                                        -----------------------------------------------------------------------------------
                                                                        After Three    After One
                                                       Next Day But     Months But       Year
                                                       Within Three      Within 12    But Within    After Five
                                         Immediately      Months          Months        5 Years        Years         Total
                                         -----------   -------------   ------------   ------------  -----------    --------

     Deposits with other finc'l inst.           -                -                            -            -               -
                                         --------       -----------     ----------     ----------    ----------     ---------
     Total Earning Assets                $  5,500       $   29,996      $  30,066      $ 20,983      $   34,107     $ 120,652
                                         ========       ===========      =========     ==========    ===========     =========

Interest Bearing transaction accounts:
     Savings and IRA accounts            $     -        $   29,060       $ 21,845      $  7,722      $      168      $ 58,795
     Time Deposits                                          27,926         13,821        10,673           1,424        53,844
                                         --------       -----------     ----------     ----------    ----------     ---------
                                               -
          Total interest bearing         $     -        $   56,986       $ 35,666      $ 18,395      $    1,592      $112,639
                                         ========       ===========      =========     ==========    ===========     =========


Interest Rate Sensitivity Gap:           $ 5,500        $  (26,990)      $ (5,600)       $ 2,588     $   32,515
Cumulative gap                           $ 5,500        $  (21,490)      $(27,090)     $ (24,502)    $    8,013
Cumulative gap percentage to total
earning assets                              4.56%           (17.81)%       (22.45)%       (20.31)%         6.64%



(1)  Loan balance does not include nonaccrual loans of $5.1 million.

(2)  Investment securities are stated at amortized costs.

Effect of Changing Prices

         The majority of assets and liabilities of a financial institution are monetary in nature and, therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the thrift industry and the resulting need to increase equity capital in order to maintain an appropriate equity-to-assets ratio. An important effect of this has been the reduction of the proportion of earnings paid out as dividends by some banking organizations. Another significant effect of inflation is on other expenses, which tend to rise during periods of general inflation.

Year 2000 Issues

         Capitol Thrift & Loan Association and its parent corporation Global Bancorp (collectively "the Company") have been working on becoming year 2000 compliant since late 1997. In the first quarter of 1998, the Company developed a formal plan relating to the assessment and remediation of any year 2000 compliance problems and the development of contingency plans. By mid-1998, the Company had:

     o identified and prioritized all internal, mission critical hardware and software systems;
     o developed its own year 2000 testing plan for all internal, mission critical systems;
     o    developed a budget for all year 2000-related costs;
     o developed a risk assessment for all systems, both internal and external (i.e. vendors);
     o contacted all large borrowers and depositors to better understand their year 2000 risks; and
     o begun implementing renovation and enhancement efforts to correct year 2000 problems or eliminate exposures to year 2000 problems.

         During the last half of 1998, the Company, in accordance with FDIC requirements, tested most of its mission critical systems to confirm their date change viability. As necessary, the Company installed system upgrades and replaced hardware. During this period, the Company sought and received assurances from all significant vendors that their own systems were year 2000 compliant and developed contingency plans to address failures of vendors' systems in spite of their assurances. By the end of 1998, the Company successfully completed the testing of mission critical internal systems. This process included incremental changes to the hardware and software components.

         During the remainder of 1999, the Company intends to test and validate its previously-developed contingency plans and perform additional customer outreach and education.

         The Company estimates that the total costs related to its year 2000 compliance program will not be material.

         In order to prevent a liquidity crunch caused by the public's perception of the year 2000 problem, the Company has been active in customer education by sending letters to its customers advising them of the Company's year 2000 compliance efforts and providing them with FDIC year 2000 awareness material. Additionally, the Company is prepared to increase its liquidity and has confirmed that FHLB borrowing will be available if necessary.

                           BUSINESS OF GLOBAL BANCORP

Introduction

         Global Bancorp is a California corporation organized on September 18, 1980 to act as a holding company for thrift and loan companies and to engage in other financial activities.

         Thrift and loan companies raise lendable funds primarily by issuing passbook investment (which resemble passbook savings accounts) and certificate of deposit investment certificates (which resemble bank's certificates of deposit). Thrift and loan companies use such funds to make loans and to purchase conditional sales contracts and other consumer finance instruments.

         Global Bancorp conducts business through its wholly-owned thrift and loan company subsidiary, Capitol Thrift, a California corporation licensed under the California Industrial Loan Law. See " - Regulation and Supervision - Regulation of Capitol Thrift." Capitol Thrift was formed by the July, 1982 merger of Global Bancorp's two-office thrift and loan company subsidiary of that name (which had commenced operations in January 1982) with Atlas Thrift Company ("Atlas"), a 12-office California thrift and loan company formed in 1947. Capitol Thrift's deposits are insured up to $100,000 by the Federal Deposit Insurance Corporation. Unless the context otherwise requires, the term "Global Bancorp" refers to Global Bancorp and Capitol Thrift.

         Global Bancorp and Capitol Thrift have their head offices located at 1424 Second Street, Napa, California 94559. Capitol Thrift has 10 branches all in the State of California.

         As of June 30, 1999, Global Bancorp had total assets of $123.0 million, total deposits of $111.1 million and shareholders' equity of $11.4 million. Global Bancorp's net income for the six months ended June 30, 1999, and the year ended December 31, 1998, was $720,000 and $1.1 million. Net income for the six months ended June 30, 1999 included $297,000 from the proceeds of a life insurance policy insuring the life of a former officer. For the year ended December 31, 1998, Global Bancorp's return on average assets was .78% and return on average equity was 9.96% per year.

Business Strategy

         Increase loan assets. Since 1995, Capitol Thrift has had a primary goal of increasing loans without significantly increasing operating expenses. Capitol Thrift has increased loans by $14.7 million or 18.9% for the year ended December 31, 1996, and $8.3 million or 8.9% for the year ended December 31, 1997. Loans decreased by $3.7 million or 3.6% for the year ended December 31, 1998. During the year, $9.5 million of loans were sold. These loans were sold as a strategy to reduce assets and thereby increase the leverage ratio to a level in compliance with a regulatory agreement as discussed above under "Capital

Resources." This sale of loans also produced a $476,000 gain on sale of loans for the year ended December 31, 1998.

         Other non-interest expenses exclusive of those related to RPHFS were $3.98 million for the year ended December 31, 1998 compared to $3.92 million for the year ended December 31, 1997, or 1.5% higher compared to the growth increase for loans above of 6.3% (adjusted for loans sold). They were $4.03 million annualized for the six months ended June 30, 1999 compared to $3.98 million for the year ended December 31, 1998, or 1.2% higher compared to the growth increase for loans annualized at 7.4%. Now that the leverage ratio is above the required level, Capitol Thrift continues to seek higher loan assets. The primary thrust of its lending is directed at small commercial "A" and "B" product real estate loans in the $200,000 to $1,500,000 range. It offers both fixed and variable rates, with calls primarily ranging from two years to 10 years and amortization schedules up to 30 years.

         Increase non-interest income. In addition to its commercial real estate loan products, the Company also offers conforming and non-conforming residential loans, although not as its primary loan products. It also has a wide variety of correspondent lending relationships that enable it to effectively offer almost any type of real estate loan product, "passing through" to other lenders those loans, that for whatever reason, do not fit its target market.

         Due to its high average cost of money, approximately 5.15%, which is a result of its large portfolio of higher costing certificate of deposit accounts, with no demand deposit accounts, the Company does not retain the majority of lower yielding residential loans, or higher loan-to-value originations. These are "passed through" to the other lenders with whom it maintains a correspondent relationship.

         Reduce RPHFS related expenses. As mentioned above under the caption "Allowance for Loan Losses", Capitol Thrift has strengthened its credit and underwriting requirements. This has resulted in declining non-performing loans. This in turn should result in declining RPHFS related expenses as lower amounts of loans are foreclosed and become RPHFS.

Banking Services

         Capitol Thrift conducts a general consumer and commercial finance business from 10 branches located throughout the State of California. Capitol Thrift's primary source of revenue is providing commercial and single-family, residential real estate loans to customers who are predominantly small and middle-market businesses and individuals. Capitol Thrift does not provide general commercial banking services such as demand checking accounts, lines of credit, safe deposit boxes and wire transfer. Capitol Thrift funds its lending activities by issuing thrift certificates and investment certificates.

Lending Activities

         Capitol Thrift concentrates its lending activities on commercial real estate and single-family residential loans. Capitol Thrift also makes consumer installment loans. As of June 30, 1999, commercial loans, single-family loans and installment loans were 81.4%, 20.8% and 0.4%, respectively, of total loans. Capitol Thrift had one construction loan in the amount of $913,000 as of June 30, 1999. Non-residential loans are primarily medium term commercial real estate loans with maturities ranging from 5 to 15 years. All of Capitol Thrift's commercial loans are secured by real estate. Such loans generally range in size from $200,000 to $1.5 million and are made to varying types of businesses, including but not limited to small office buildings, retail businesses, restaurants, warehouses and churches.

         Commercial real estate loans to churches totaled approximately 14.0% of total loans at June 30, 1999. The properties securing these loans are primarily multi-use properties and are geographically dispersed throughout California to varying religious denominations. Capitol Thrift is not currently originating these types of loans.

Human Resources

         At June 30, 1999, Global had 50 full-time employees and 2 part-time employees. No employees are represented by a collective bargaining agreement. The Company believes that it enjoys good relations with its personnel.

Competition

         Since Capitol Thrift's activities are conducted on a statewide basis, it faces strong competition, both in attracting deposits and originating loans, from numerous national, regional and community banks, savings and loan associations, mutual savings banks, credit unions and other financial institutions that serve California. Capitol Thrift's principal competition in originating loans are the local community banks in the communities where the company's branch offices are located. Capitol Thrift's principal competition in attracting deposits are other thrifts. Capitol Thrift's competition include Southern Pacific Thrift & Loan, First Fidelity Bank, Affinity Bank, Novato Community Bank and Imperial Thrift. These and many other competitors are larger and better capitalized than Capitol Thrift.

         The primary factors affecting competition for deposits are interest rates and the quality and range of deposit and lending services offered. The primary factors affecting competition for loans are interest rates, loan origination fees, and the quality and range of lending services offered. Capitol Thrift relies on its close proximity to numerous local small and medium-sized businesses, personal contacts and referrals by its officers, directors, employees, shareholders and customers, other local promotional activities and its reputation in the community to compete effectively. It also uses an extensive network of loan brokers to generate loans.

Premises

         The following table sets forth information about Global Bancorp's and Capitol Thrift's offices.


Location                           Type of Office           Owned/Leased              Size         Since
--------                           --------------           ------------              ----         -----
San Jose                           Branch                   Leased                    1,000        1993
Riverside                          Branch                   Leased                    1,848        1987
Fresno                             Branch                   Leased                    1,670        1994
Roseville                          Branch                   Leased                    1,376        1996
Sacramento                         Branch                   Leased                    2,148        1995
Lancaster                          Branch                   Leased                    2,500        1996
Lodi                               Branch                   Leased                    2,100        1994
San Diego                          Branch                   Leased                    1,200        1990
Covina                             Branch                   Leased                    1,410        1997
Napa                               Collections Dept.        Leased                    1,955        1997
Napa                               Administration/Branch    Owned                     5,600        1986



Legal Proceedings

         Global Bancorp's management believes that there is no threatened or pending legal proceedings against Global Bancorp or Capitol Thrift which if determined adversely, would have a material adverse effect on the business or financial position Global Bancorp or Capitol Thrift.

Management and Directors of Global

         The following table presents certain information with respect to the directors and executive officers of Global Bancorp, including their respective ages and positions with Global Bancorp and Capitol Thrift:


            Name                                        Age       Position
           -------------------                         ----       -----------------------------------------
           Sherwood J. Tarlow                           75        Chairman of the Board of Global Bancorp
                                                                  and Capitol Thrift
           Robert F. Kelly                              55        President and Director of Global Bancorp
                                                                  and Capitol Thrift
           James Kemp                                   78        Vice Chairman of the Board and Director of
                                                                  Global Bancorp and Director of Capitol
                                                                  Thrift
           Leighton Monroe, Jr.                         55        Vice President, Chief Financial Officer,
                                                                  and Secretary of Global Bancorp and
                                                                  Capitol Thrift
           Richard E. Moore                             54        Director of Global Bancorp and Capitol
                                                                  Thrift
           Helen L. Tarlow                              75        Director of Global Bancorp and Capitol
                                                                  Thrift


     During the past five years, the business experience of each director and executive officer is as follows:

     Sherwood J. Tarlow. Mr. Tarlow has been a director of Global Bancorp and Capitol Thrift since 1982. Mr. Tarlow is a private investor and is retired.

     Robert F. Kelly. Since 1997 Mr. Robert F. Kelly has been President of Global Bancorp and President and Chief Executive Officer. Prior thereto he was Vice President of Capitol Thrift.

     James Kemp. Since 1997 Mr. Kemp has been a director of Global Bancorp and Capitol Thrift. Mr. Kemp is a retired savings and loan industry executive.

     Richard E. Moore. Since 1999, Mr. Moore has been a director of Global Bancorp and Capitol Thrift. Mr. Moore is a retired savings and loan executive.

     Helen L. Tarlow. Mrs. Tarlow has been a director of Global Bancorp since 1982. She is a private investor and housewife and is married to Sherwood J. Tarlow.

     Leighton Monroe, Jr. Mr. Leighton Monroe, Jr. has been Vice President, Chief Financial Officer, and Secretary of Capitol Thrift since 1989.

     There are no arrangements or understandings among any of the directors, officers or any other persons pursuant to which any of the above directors or officers have been selected as directors or officers.

Principal Shareholders and Share Ownership of Management and Directors

         The following table sets forth, as of August 31, 1999, the number and percentage of Global Bancorp's common stock which are beneficially owned, directly or indirectly, by:

     o    each shareholder who owns more than 5% of the outstanding shares;
     o    each of Global Bancorp's directors;
     o    Global Bancorp's named executive officers; and
     o    all of Global's directors and executive officers as a group.

         The shares "beneficially owned" are determined under Securities and Exchange Commission rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the indicated person has sole or shares voting or investment power and share which he/she has the right to acquire within 60 days of August 31, 1999. Unless otherwise indicated, the persons listed have sole voting and investment power over the shares beneficially owned. Management is not aware of any arrangements which may at a subsequent date, result in a change of control of Global Bancorp.

                                              Shares Beneficially Owned
                                         ------------------------------------
 Name of Beneficial Owner                Total Number                Percent
 -------------------------------         -------------               --------
 Helen L. Tarlow                            229,590                     32.8%
 Michael and Carole Friedman                 39,200                      5.6%
 Sherwood J. Tarlow                          16,500                      2.4%
 Robert F. Kelly                              1,500(1)                     *
 Leighton F. Monroe, Jr.                      2,500(2)                     *
 James Kemp                                       -                        -
 All Directors and Executive Officers
  and a Group                               289,290                     39.3%

(1)  Represents 1,500 shares issuable upon exercise of options.

(2) Represents 1,500 shares issuable upon exercise of options and 1,000 shares beneficially owned.

*    Denotes less than 1%.

Regulation and Supervision

         General. Capitol Thrift is an industrial loan company licensed under the California Industrial Loan Law and is regulated, supervised and periodically examined by the California Department of Financial Institutions (CDFI) and the Federal Deposit Insurance Corporation (FDIC). Capitol Thrift's investment certificates are insured by the FDIC to the maximum amount permitted by law, which is currently $100,000 per depositor in most cases. For this protection, Capitol Thrift pays a semi-annual assessment and the rules and regulations of the FDIC pertaining to deposit insurance and other matters apply.

         The regulations of the FDIC and CDFI govern most aspects of Capitol Thrift's business and operations, including, but not limited to, the scope of its business, investments, reserves against deposits, the nature and amount of any collateral for loans, the time of availability of deposited funds, the issuance of securities, the payment of dividends, branch expansion and bank activities and the making of periodic reports. Various consumer laws and regulations also apply to Capitol Thrift. The FDIC and the CDFI have broad enforcement powers over depository institutions, including the power to prohibit a regulated institution from engaging in business practices which are considered to be unsafe or unsound, to impose substantial fines and other civil and criminal penalties, to terminate deposit insurance, and to appoint a conservator or receiver under a variety of circumstances.

         Capitol Thrift is subject to detailed, complex and sometimes overlapping federal and state statutes and regulations in their routine banking operations. These statutes include but are not limited to state usury and consumer credit laws, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act and the Community Reinvestment Act.

         California Industrial Loan Law. California law defines an industrial loan company as a company that in the regular course of business lends money and issues investment certificates. As a California industrial loan company, Capitol Thrift is regulated under California's Industrial Loan Law, also known as California's Industrial Banking Law or California's Thrift and Loan Law, and is supervised by the CDFI. The sale, merger or conversion of an industrial loan company and another industrial loan company, bank or savings association is subject to California law.

         California industrial loan companies must maintain a minimum amount of capital stock and prescribed amounts of additional stock for each branch office. In addition, the Department of Financial Institutions may require reasonable reserves as deemed necessary in accordance with sound business practices. No person may acquire in the aggregate 10% or more of the capital stock of an industrial loan company through any means without the written consent of the commissioner. An industrial loan company must be a participating member of the FDIC.

         Industrial loan companies may issue investment certificates and securities, subject to certain qualifications and approvals. The total amount of investment certificates issued and outstanding at any time by an industrial loan company is subject to limitations based on the amount of its unimpaired capital and surplus. Real estate holdings are limited to the purchase and construction of a building to carry on business, property taken to satisfy a debt, and property acquired through foreclosure. An industrial loan company may invest funds in any investments that are permissible for commercial banks.

         California law authorizes industrial loan companies to make closed-end and open-end loans, with limits or restrictions on aggregate loans to one borrower, loan-to-value ratios, maximum loan charges and loan terms, loan fees, advertising, foreclosure procedures and other loan features. California law also authorizes insurance premium finance agencies, and sets forth regulations for insurance premium finance loans. Each industrial loan company must maintain books and records, subject to audit, and file an annual audit report. All changes in officers, directors and managing personnel must be reported. Foreign industrial loan companies that maintain a facility or branch in California are subject to separate filing and reporting requirements.

         Global Bancorp, as a holding company, is also governed by certain provisions of the Industrial Loan Law. Specifically, certain transactions between an industrial loan company and its holding company are prohibited. An industrial loan company may not, directly or indirectly, make any loan to, or purchase a contract, loan or chose in action from, or hold a lease obligation of, or purchase a lease contract from (i) a person in which an officer or director of any holding company, directly or indirectly, is financially interested, directly or indirectly; (ii) a person in which the holder of record or beneficiary of is in excess of ten percent (10%) of the shares of any holding company, directly or indirectly, is financially interested, directly or indirectly; and (iii) a person who acquires those contracts, directly or indirectly, or through intervening assignments from a person described in (i) or
(ii). California law provides that a holding company cannot be used for the purpose of evading or avoiding any provisions of the Industrial Loan Law. A holding company is defined as an entity that, directly or through one or more intervening subsidiaries, whether or not wholly owned, controls or has power to control a majority of the shares of an industrial loan company.

         The CDFI has supervisory and enforcement powers over industrial loan companies. The CDFI can enter into agreements with other state and federal agencies regulating financial institutions and can turn over information on industrial loan companies as part of an investigation by other agencies. The CDFI can investigate and examine books and records, audit financial reports and financial statements, take possession of and retain property or the business until the business is resumed or liquidated, or order suspension or limitation of payment of liabilities if the CDFI determines such action necessary to protect the company, its investors or creditors, or if in the public interest. Enforcement powers include the power to invoke judicial remedies, both civil and criminal, and impose fines.

         In 1996 and 1997, Capitol Thrift experienced an increase in loss on real property held for sale (RPHFS) and expenses related thereto. A majority of the losses related to loans made prior to June 1992, at which time credit underwriting policies were strengthened. As a result of these increases, in August 1998, Capitol Thrift entered into an agreement with the FDIC and the CDFI pursuant to which management and the Board of Directors agreed to reduce the level of classified assets as outlined in the agreement, develop and implement a plan with specific strategies for reducing RPHFS, classified and non-performing loans, and revise the methodology for calculating the allowance for losses on loans. In addition, Capitol Thrift is required to maintain certain leverage ratios. Management believes that Capitol Thrift has complied in most material respects with the provisions of the agreement and are actively working on completing the process of complying with all other aspects.

                                     EXPERTS

         The financial statements of Humboldt Bancorp and subsidiary as at December 31, 1998, and for each of the three years in the period then ended included in this proxy statement/prospectus have been audited by Richardson &

Company, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report given upon their authority as experts in accounting and auditing.

         The consolidated balance sheet of Global Bancorp and subsidiary as at December 31, 1998, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the year then ended included in this proxy statement/prospectus have been audited by Grant Thornton, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report given upon their authority as experts in accounting and auditing. It is anticipated that a representative of Grant Thornton will be at the meeting to respond to any questions.

         The consolidated financial statements of Global Bancorp and Subsidiary as of December 31, 1997, and for each of the two years in the period ended December 31, 1997, included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                              CHANGE IN ACCOUNTANTS

         In 1998, Global Bancorp retained Grant Thornton LLP as its independent accountants. PricewaterhouseCoopers was Global Bancorp's previous independent accountants. The decision to change independent accountants was ratified and approved by Global Bancorp's Board of Directors in October 1998. During the relationship between Global Bancorp and PricewaterhouseCoopers, there were no disagreements regarding any matters with respect to accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountants, would have caused PricewaterhouseCoopers to make reference to the subject matter of the disagreement in connection with its report. The former accountants' reports for the years ended December 31, 1996 and 1997, are a part of the financial statements of Global Bancorp included in this proxy statement/prospectus. Such reports did not contain an adverse opinion or disclaimer of opinion or qualification of modifications as to uncertainty, audit scope or accounting principles. Prior to retaining Grant Thornton LLP, Global Bancorp had not consulted with Grant Thornton LLP regarding accounting principles.

                                  LEGAL MATTERS

         The validity of the certificates of interest and common stock to be issued by Humboldt Bancorp in this offering is being passed upon by Bartel Eng Linn & Schroder, a Law Corporation, Sacramento, California. Tax matters in connection with this offering will be passed upon by Covington and Burling, Washington, D.C. Legal matters in connection with the merger will be passed upon for Humboldt Bancorp and Humboldt Bank by Gary Steven Findley & Associates, Anaheim, California, and for Global Bancorp and Capitol Thrift by Allen, Matkins, Leck, Gamble & Mallory LLP, San Francisco, California.

                       WHERE YOU CAN FIND MORE INFORMATION

         Humboldt Bancorp has filed a registration statement on Form S-4 to register with the Commission the common stock to be issued to shareholders of Global Bancorp in the merger. This proxy statement/prospectus is a part of that Registration Statement and constitutes a prospectus of Humboldt Bancorp in addition to being a proxy statement for the annual meeting of Global Bancorp. As allowed by the Commission's rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the documents provided as in the exhibits to the registration statement.

         Humboldt Bancorp files annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements and other information filed by Humboldt Bancorp at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. You will also be able to obtain the

Commission filings from commercial document retrieval services and at the Commission's web site at http://www.sec.gov.

         Global Bancorp's 1998 audited financial statements appear in the attached proxy statement/prospectus, beginning on page F-37. Global Bancorp has also prepared an Annual Disclosure Statement in accordance with the Federal Deposit Insurance Corporation's regulations. You may obtain a copy on request from Global Bancorp, 1424 Second Street, Napa, California 94559, Attention: Mr. Robert F. Kelly, President.

                          INDEX TO FINANCIAL STATEMENTS


                                                                                      Page
                                                                                      -----
Humboldt Bancorp and Subsidiary

Independent Auditor's Report...........................................................F-2

Consolidated Balance Sheets, December 31, 1997 and 1998, and June 30, 1999
(unaudited)............................................................................F-3

Consolidated  Statements  of Operations  for the Years Ended  December 31, 1996,
1997 and  1998,  and for the Six  Month  Periods  Ended  June 30,  1998 and 1999
(unaudited)............................................................................F-4

Consolidated  Statements of Changes in Stockholders'  Equity for the Years Ended
December  31, 1996,  1997 and 1998,  and for the Six Month Period Ended June 30,
1999 (unaudited).......................................................................F-5

Consolidated  Statements  of Cash Flows for the Years Ended  December  31, 1996,
1997 and  1998,  and for the Six  Month  Periods  Ended  June 30,  1998 and 1999
(unaudited)............................................................................F-7

Notes to Consolidated Financial Statements.............................................F-9

Global Bancorp and Subsidiary

Independent Auditors' Reports..........................................................F-37

Consolidated Balance Sheets, December 31, 1997 and 1998,
and June 30, 1999 (unaudited)..........................................................F-39

Consolidated  Statements of Earnings for the Years Ended December 31, 1996, 1997
and 1998, and for the Six Month Periods Ended June 30, 1998 and 1999 (unaudited).......F-40

Consolidated  Statement of Stockholders' Equity for the Years Ended December 31,
1996,  1997  and  1998,  and  for the Six  Month  Period  Ended  June  30,  1999
(unaudited)............................................................................F-41

Consolidated  Statements  of Cash Flows for the Years Ended  December  31, 1996,
1997 and  1998,  and for the Six  Month  Periods  Ended  June 30,  1998 and 1999
(unaudited)............................................................................F-42

Notes to Financial Statements..........................................................F-44


                          INDEPENDENT AUDITOR'S REPORT



Board of Directors
Humboldt Bancorp and Subsidiary
Eureka, California


We have audited the accompanying consolidated balance sheets of Humboldt Bancorp (Bancorp) and Subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1996, 1997 and 1998. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Humboldt Bancorp and Subsidiary at December 31, 1997 and 1998, and the consolidated results of their operations and their consolidated cash flows for the years ended December 31, 1996, 1997 and 1998, in conformity with generally accepted accounting principles.


RICHARDSON & COMPANY


January 15, 1999, except
  for Note Y, as to which
  the date is November 11, 1999

                         HUMBOLDT BANCORP AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS
                             (dollars in thousands)




                                                            December 31,       June 30,
                                                        1997           1998      1999
                                                      ---------    ---------  -----------
                                                                              (unaudited)
ASSETS
   Cash and due from banks                           $  21,442    $  28,626     $ 28,514
   Interest-bearing deposits in other banks              3,020        3,020           20
   Federal funds sold                                    3,520        2,250       10,534
   Investment securities, at fair value                 80,180       77,802       68,394
   Loans held for sale                                      48        7,677
   Loans and lease financing receivables, net of
      allowance for loan and lease losses and
      deferred loan fees                               157,464      178,361      197,717
   Premises and equipment, net                           5,635        7,950        8,648
   Accrued interest receivable and other assets         12,778       14,289       16,562
                                                    -----------   ---------    ---------
                                    TOTAL ASSETS    $  284,087    $ 319,975    $ 330,389
                                                    ===========   =========    =========

LIABILITIES
   Deposits
      Noninterest-bearing                           $   70,767    $  96,884    $ 102,261
      Interest-bearing                                 184,419      187,083      188,347
                                 Total Deposits        255,186      283,967      290,608
   Accrued interest payable and other liabilities        3,586        4,758        5,338
   Long-term debt                                        1,761        3,402        4,660
                                                    ----------   ----------     ---------
                                TOTAL LIABILITIES      260,533      292,127      300,606
                                                    ==========   ==========     =========

   Commitments and contingencies
   (see accompanying notes)


STOCKHOLDERS' EQUITY
   Common stock,  no par value; 20,000,000 shares
      authorized  with 1,576,542,
      1,787,954 and 4,532,831 (unaudited)
      shares issued and outstanding in 1997,
      1998 and 1999, respectively                       20,495       25,580       25,798
   Additional paid-in capital                              114          297          297
   Retained earnings                                     2,200        1,485        3,575
   Accumulated other comprehensive income                  745          486          113
                                                     ---------   ----------     --------
                       TOTAL STOCKHOLDERS' EQUITY       23,554       27,848       29,783
                                                     ---------   ----------     --------
                            TOTAL LIABILITIES AND
                             STOCKHOLDERS' EQUITY    $ 284,087    $ 319,975    $ 330,389
                                                     =========    =========     ========



The accompanying notes are an integral part of these consolidated financial statements.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 (dollars in thousands except per share amounts)


                                                                            Six Months Ended
                                               Years Ended December 31           June 30,
                                              -------------------------    ---------------------
                                              1996      1997       1998      1998        1999
                                            --------  ---------  --------  ---------  -----------
                                                                                   (Unaudited)
INTEREST INCOME
   Interest and fees on loans and leases   $ 13,773   $ 15,961  $ 18,762    $ 9,064   $  9,266
   Interest and dividends on investment
     securities
      Taxable                                 1,687      2,700     3,239      1,980      1,459
      Exempt from Federal income tax            577        569       739        337        422
      Dividends                                 102         83        78         35         24
   Interest on federal funds sold               374        612       512        229        273
   Interest on deposits in other banks           49        128       174         88         62
                                            --------   --------  --------    -------   --------
                   Total Interest Income     16,562     20,053    23,504     11,733     11,506
INTEREST EXPENSE
   Interest on deposits                       5,501      6,973     7,565      3,834      3,435
   Interest on long-term debt and other
     borrowings                                  48         51       177         73        146
                                            --------   --------  --------    -------   --------
                  Total Interest Expense      5,549      7,024     7,742      3,907      3,581
                                            --------   --------  --------    -------   --------
                     NET INTEREST INCOME     11,013     13,029    15,762      7,826      7,925
   Provision for loan and lease losses          533        773     2,124      1,024        506
                                            --------   --------  --------    -------   --------
               NET INTEREST INCOME AFTER
                  PROVISION FOR LOAN AND
                            LEASE LOSSES     10,480     12,256    13,638      6,802      7,419
OTHER INCOME
   Fees and other income                      4,285      6,911     9,731      4,235      7,219
   Service charges on deposit accounts          709      1,300     2,097      1,040      1,163
   Net gain (loss) on sale of loans              75       (204)      645        (38)       298
   Net investment securities gains (losses)     678        102                             (18)
                                            --------   --------  --------    -------   --------
                      Total Other Income      5,747      8,109    12,473      5,237      8,662
OTHER EXPENSES
   Salaries and employee benefits             5,592      6,806     9,151      4,387      5,570
   Net occupancy and equipment expense        1,792      2,466     2,711      1,303      1,285
   Other expenses                             3,941      6,224     7,716      3,591      6,107
                                            --------   --------  --------    -------   --------
                    Total Other Expenses     11,325     15,496    19,578      9,281     12,962
                                            --------   --------  --------    -------   --------
              Income Before Income Taxes      4,902      4,869     6,533      2,758      3,119
   Provision for income taxes                 1,926      1,611     2,517      1,055      1,025
                                            --------   --------  --------    -------   --------
                              NET INCOME   $  2,976   $  3,258   $ 4,016    $ 1,703   $  2,094
                                            ========   ========  ========    =======   ========
                    NET INCOME PER SHARE      $0.71      $0.75     $0.91      $0.39      $0.46
                                            ========   ========  ========    =======   ========
                  NET INCOME PER SHARE--
                       ASSUMING DILUTION      $0.64      $0.67     $0.82      $0.35      $0.42
                                            ========   ========  ========    =======   ========


The accompanying notes are an integral part of these consolidated financial statements.

                         HUMBOLDT BANCORP AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (dollars in thousands)


                                                                                                          Accumulated
                                                                         Additional                           Other
                               Comprehensive         Common Stock          Paid-In        Retained       Comprehensive
                                  Income        Shares        Amount       Capital         Earnings         Income          Total
                                ----------    ----------     ---------   -----------     ----------      --------------   ---------

Balance at January 1, 1996                     1,266,509      $  14,852                    $ 1,268          $    815        $16,935

10% stock dividend                               126,346          2,179                     (2,179)
Fractional shares purchased                                                                     (5)                              (5)
Stock options exercised                           17,912            148                                          148
Comprehensive income:
   Net income                    $ 2,976                                                     2,976                            2,976
   Other comprehensive
     loss, net of tax:
     Unrealized holding losses
      on securities available-
      for-sale arising during
      the year, net of taxes
      of $323                     (454)                                                                         (454)          (454)
                                -------        ----------    -----------   ----------     ----------     -------------    ---------
Total comprehensive income      $2,522
                                =======
            BALANCE AT
            DECEMBER 31, 1996                  1,410,767         17,179                      2,060              361          19,600

10% stock dividend                               143,110          3,113                     (3,113)
Fractional shares purchased                                                                     (5)                              (5)
Stock options exercised and
   related tax benefit                            22,665            203     $   114                                             317
Comprehensive income:
   Net income                   $3,258                                                       3,258                            3,258
   Other comprehensive
     income, net of tax:
     Unrealized holding gains
      on securities available-
      for-sale arising during
      the year, net of taxes
      of $274                      384                                                                           384            384
                                -------        ---------     -----------     -------        -------      ------------      ---------
Total Comprehensive income       3,642
                                =======
            BALANCE AT
            DECEMBER 31, 1997                  1,576,542         20,495         114          2,200               745         23,554




                                               (Continued)

                         HUMBOLDT BANCORP AND SUBSIDIARY

                             (dollars in thousands)

                                                                                                          Accumulated
                                                                         Additional                           Other
                               Comprehensive         Common Stock          Paid-In        Retained       Comprehensive
                                  Income        Shares        Amount       Capital         Earnings         Income          Total
                                ----------  ------------  ------------   -----------     ----------     ---------------  ---------

10% stock dividend                            160,110       $    4,723                    $  (4,723)
Fractional shares purchased                                                                      (8)                       $     (8)
Stock options exercised
   and related tax benefit                     51,302              362      $   183                                             545
Comprehensive income:
   Net income                  $   4,016                                                      4,016                           4,016
   Other comprehensive
     loss, net of tax:
     Unrealized holding losses
      on securities available-
      for-sale arising during
      the year, net of taxes
      of $185                       (259)                                                                  $   (259)           (259)
                               ----------   -----------      -----------    -----------   -----------      -------------  ----------
Total Comprehensive income    $    3,757
                              ===========
          BALANCE AT
          DECEMBER 31, 1998                  1,787,954           25,580         297           1,485             486          27,848

5 for 2 stock split (unaudited)              2,681,817
Fractional shares purchased
   (unaudited)                                                                                   (4)                             (4)
Stock options exercised
   (unaudited)                                  63,060             218                                                          218
Comprehensive income:
   Net income (unaudited)          2,094                                                      2,094                           2,094
   Other comprehensive
     loss, net of tax:
     Unrealized holding losses
      on securities
      available-for-
      sale arising during the
      year, net of taxes of
      $267 (unaudited)              (373)                                                                     (373)            (373)
                              -----------   ------------      ------------   ------------   --------------   -----------    --------

Total comprehensive income
   (unaudited)                  $  1,721
                              ==========
               BALANCE AT
               JUNE 30, 1999
               (UNAUDITED)                   4,532,831        $ 25,798       $  297          $3,575           $113          $29,783
                                           ============       ========       ======          ======          ======         =======



The accompanying notes are an integral part of these consolidated financial statements.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (dollars in thousands)


                                                                            Six Months Ended
                                          Years Ended December 31                June 30,
                                          -------------------------         -------------------
                                     1996         1997         1998            1998           1999
                                  ----------- ----------   ------------     -----------    ----------
                                                                                  (Unaudited)
OPERATING ACTIVITIES
   Net income                       $  2,976   $  3,258     $   4,016         $ 1,703        $  2,094
   Adjustments to reconcile net
      income to net cash provided
      by operating activities:
        Provision for loan and lease
          losses                         533        773         2,124           1,024             506
        Depreciation                   1,041      1,565         1,586             724             696
        (Gain) loss on sale of
          investments                   (678)      (102)                                           18
        Amortization and other           916      1,390         1,517             799             676
        Equity in income of
         subsidiary                                 (22)         (259)            (90)           (167)
        Decrease (increase) in loans
          held for sale                1,817         15        (7,629)         (2,228)          7,677
        Increase in interest
           receivable
           and other assets             (520)    (1,422)         (734)           (648)           (631)
        Increase in interest payable
           and other liabilities         122      1,913         1,355             393             580
                                      -------   --------      --------         ------        --------
           NET CASH PROVIDED BY
           OPERATING ACTIVITIES        6,207      7,368         1,976           1,677          11,449
INVESTING ACTIVITIES
   Net decrease (increase) in
        interest-bearing deposits
        with banks                     1,100     (3,000)                                        3,000
   Net (increase) decrease in
        federal funds sold            (1,100)     3,050         1,270          (7,230)         (8,284)
   Proceeds from maturities and
        sales of investment
        securities available-for-
        sale                          33,235     22,261        28,169          13,575          18,441
   Purchases of investment
        securities
        available-for-sale           (19,935)   (62,711)      (27,967)         (7,713)        (10,333)
   Net increase in loans and leases  (30,289)   (15,491)      (23,370)        (14,182)        (19,862)
   Purchases of premises and
        equipment                     (2,096)    (1,100)       (3,901)         (3,774)         (1,394)
   Investment in partnership/
        subsidiary                               (2,000)          (91)                         (1,242)
   Proceeds from the sale of OREO                   139           322
   Premium paid on deposits
        purchased                                (1,040)
   Purchases of life insurance
        policies                      (2,337)
                                    ---------  ---------     ----------     ---------       ----------
               NET CASH USED BY
           INVESTING ACTIVITIES      (21,422)   (59,892)      (25,568)        (19,324)        (19,674)

                                            (Continued)

                         HUMBOLDT BANCORP AND SUBSIDIARY

                             (dollars in thousands)


                                                                                     Six Months Ended
                                                     Years Ended December 31,                June 30,
                                            ----------------------------------       -------------------
                                                1996           1997        1998         1998        1999
                                            ----------     ----------    ---------    ----------  ---------
                                                                                   (Unaudited)
FINANCING ACTIVITIES
   Net increase in deposit accounts         $  18,050       $ 62,535      $28,781      $13,929    $ 6,641
   Net proceeds from long-term debt
      and notes payable                            22          1,000        1,700        1,700      1,300
   Payments on long-term debt and
      notes payable                               (34)           (14)         (59)        (17)        (42)
   Proceeds from issuance of
      common stock                                148            203          362         275         218
   Fractional shares purchased                     (5)            (5)          (8)         (8)         (4)
                                              ---------     ---------     --------    ---------    --------
           NET CASH PROVIDED BY
           FINANCING ACTIVITIES                18,181         63,719       30,776      15,879       8,113
                                              ---------     ---------     --------    ---------    --------
           NET INCREASE (DECREASE)
                IN CASH AND DUE
                     FROM BANKS                 2,966         11,195        7,184      (1,768)       (112)
   Cash and due from banks at
      beginning of period                       7,281         10,247       21,442      21,442      28,626
                                             ---------     ---------     --------    ---------    --------
              CASH AND DUE FROM
           BANKS AT END OF PERIOD           $  10,247       $ 21,442      $28,626     $19,674     $28,514
                                            =========       ========     ========     ========    ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

   Cash paid during the year for:
      Interest expense                      $   5,535       $  6,940      $ 7,755     $ 3,903     $ 3,616
      Income taxes                          $   2,666       $  1,809      $ 2,830     $ 1,705     $ 1,835

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:

   Stock dividend                           $   2,179       $  3,113      $ 4,723     $ 4,723
   Net change in unrealized gains
      on securities available-for-sale      $    (777)      $    658      $  (444)    $  (735)    $  (640)
   Net change in deferred income
      taxes on unrealized gains on
      securities available-for-sale         $     323       $   (274)     $   185     $   306     $   267
   Deposit liabilities assumed in
      exchange for assets acquired
      in connection with purchase
      of branches                                           $     75
   Loans transferred to OREO                $     233       $     54       $  349     $   201


The accompanying notes are an integral part of these consolidated financial statements.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1996, 1997 and 1998


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Business: Humboldt Bancorp, formed in 1995, is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Humboldt Bank. The Bank was incorporated on March 13, 1989 and opened for business on September 13, 1989. The Bank operates under a California state charter and is subject to regulation, supervision and regular examination by the Department of Financial Institutions and the Federal Deposit Insurance Corporation. The regulations of these agencies govern most aspects of the Bank's business. The accounting and reporting policies of the Bank conform with generally accepted accounting principles and general practices within the banking industry.

Principles of Consolidation: The consolidated financial statements include the accounts of the Bancorp and its wholly-owned subsidiary, the Bank. All material intercompany accounts and transactions have been eliminated.

Nature of Operations: The Bank is locally owned and operated and its primary service area is the communities of Northern California. The Bank's business is primarily focused on servicing the banking needs of individuals living and working in the Bank's primary service areas and local businesses, including retail, professional and real estate related enterprises in those service areas. The Bank offers a broad range of services to individuals and businesses with an emphasis upon efficiency and personalized attention. The Bank provides a full line of consumer services, and also offers specialized services to small businesses, middle market companies, and professional firms, such as courier services and appointment banking. The Bank offers personal and business checking and savings accounts (including individual interest-bearing negotiable orders of withdrawal ("NOW") accounts and/or accounts combining checking and savings accounts with automatic transfers), IRA and Keogh accounts, time certificates of deposit and direct deposit of social security, pension and payroll checks. It also makes available commercial, construction, accounts receivable, inventory, automobile, home improvement, real estate, office equipment, leasehold improvement, lease receivable financing and other consumer loans (including overdraft protection lines of credit), drafts and standby letters of credit, credit card activities to both individuals (including both secured and unsecured credit cards) and merchants and travelers' checks (issued by an independent entity).

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities: Securities are classified as held-to-maturity if the Bank has both the intent and ability to hold those debt securities to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

Securities are classified as available-for-sale if the Bank intends to hold those debt securities for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available-for-sale are carried at fair value. Unrealized holding gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

                                HUMBOLDT BANCORP AND SUBSIDIARY

                               December 31, 1996, 1997 and 1998


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans and Leases Held for Sale: The Bank sells mortgage loans, the guaranteed portion of Small Business Administration (SBA)-guaranteed loans and loan participations (with servicing retained) for cash proceeds equal to the principal amount of loans, participation or leases with yield rates to the investor based upon the current market rate. In accordance with Statement of Financial Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, the Bank records an asset representing the right to service loans for others when it sells a loan and retains the servicing rights. The total cost of originating or purchasing the loans is allocated between the loan and the servicing rights, based on their relative fair values. Fair value is estimated by discounting estimated future cash flows from the servicing assets using discount rates that approximate current market rates and using current expected future prepayment rates. The servicing rights are amortized in proportion to, and over the period of, estimated net servicing income, assuming prepayments.

SFAS No. 125 also required the assessment of all capitalized servicing rights for impairment based on current fair value of those rights. For purposes of evaluating and measuring impairment, the Bank stratifies servicing rights based on the type and interest rates of the underlying loans. Impairment is measured as the amount by which the servicing rights for a stratum exceed their fair value.

A premium over the adjusted carrying value is received upon the sale of the guaranteed portion of an SBA loan. The Bank's investment in an SBA loan is allocated among the sold and retained portions of the loan based on the relative fair value of each portion at the time of loan origination, adjusted for payments and other activities. Because the portion retained does not carry an SBA guarantee, part of the gain recognized on the sold portion of the loan may be deferred and amortized as a yield enhancement on the retained portion in order to obtain a market equivalent yield.

Loans and leases held for sale are recorded at the lower of cost or market determined on an aggregate basis.

Loans and Lease Financing Receivables: Loans and leases are stated at the amount of unpaid principal, less the allowance for losses, net deferred loan fees and costs and unearned income. Interest on loans is accrued and credited to income based on the principal amount outstanding. Unearned income on installment loans is recognized as income over the term of the loans using a method that approximates the interest method.

The Bank's leasing operations consist principally of the leasing of point-of-sale terminals, printers for credit card vouchers and related equipment. The Bank also has purchased small equipment leases from Bancorp Financial Services, a subsidiary of the Bancorp. All of the Bank's leases are classified and accounted for as direct financing leases. Under the direct financing method of accounting for leases, the total net rentals receivable under the lease contracts, net of unearned income, are recorded as a net investment in direct financing leases, and the unearned income is recognized each month as it is earned so as to produce a constant periodic rate of return on the unrecovered investment.

Loan origination fees and certain direct origination and acquisition costs are capitalized and recognized as an adjustment of the yield on the related loan or lease. Amortization is discontinued when the loan or lease is placed on nonaccrual status.

Beginning in 1997, credit card origination costs were deferred and netted against the related credit card fee, if any, and the net amount was amortized on a straight-line basis over the initial privilege period. Fees received and marketing costs incurred in connection with unsuccessful efforts to create credit card relationships were recorded as revenue and expense when the refundable period expired. Amounts paid

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

to third-party direct marketing specialists related to successful efforts to create credit card relationships were deferred and netted against related fees and all other amounts are recorded as expenses in the period the services were performed. Annual service fees are deferred and amortized over the credit card privilege period.

Allowance for Loan and Lease Losses: The allowance is maintained at a level which, in the opinion of management, is adequate to absorb probable losses inherent in the loan, including credit card receivables, and lease portfolios. Credit losses related to off-balance-sheet instruments are included in the allowance for loan and lease losses except if the loss meets the criteria for accrual under Statement of Financial Accounting Standard No. 5, in which case the amount is accrued and reported separately as a liability. Management determines the adequacy of the allowance based upon reviews of individual loans, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans and leases and other pertinent factors. The allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed quarterly and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Loans and leases deemed uncollectible are charged to the allowance. Credit card receivables are charged to the allowance when they become 120 days past due. Provisions for losses and recoveries on loans and leases previously charged off are added to the allowance.

Commercial loans are considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Allowances on impaired loans are established based on the present value of expected future cash flows discounted at the loans effective interest rate or for collateral- dependent loans, on the fair value of the collateral. Cash receipts on impaired loans are used to reduce principal.

Income Recognition on Impaired and Nonaccrual Loans and Leases: Loans and leases, including impaired loans and leases, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans and leases are well-secured and in the process of collection. If a loan or lease or a portion of a loan or lease is classified as doubtful or is partially charged off, the loan or lease is classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

Loans and leases may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

While a loan or lease is classified as nonaccrual and the future collectibility of the recorded balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded balance is expected, interest income may be recognized on a cash basis.

In the case where a nonaccrual loan or lease had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan and lease losses until prior charge-offs have been fully recovered.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method over the estimated useful lives of the related assets.

Foreclosed Real Estate: Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the Bank has taken physical possession, regardless of whether formal foreclosure proceedings have taken place. At the time of foreclosure, foreclosed real estate is recorded at the lower of the carrying amount or fair value less cost to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of their new cost basis or fair value minus estimated costs to sell. Revenue and expenses from operations and subsequent adjustments to the carrying amount of the property are included in income (loss) on foreclosed real estate.

Intangible Assets: The premiums paid to acquire the deposits of the McKinleyville, Arcata, Weaverville, Willow Creek, Loleta and Garberville branches were allocated to core deposit intangibles based on the results of valuation studies performed to determine the fair value of the deposit base acquired. Core deposit intangibles are being amortized over the estimated remaining life of the related deposits.

Investment in Unconsolidated Subsidiary: The Bank, along with another bank, formed a California corporation, Bancorp Financial Services, Inc. for the purpose of operating an equipment leasing company. In January 1997, the Bank contributed capital totaling $2,000,000 for a 50% interest in this corporation. The investment is accounted for using the equity method. During 1998, this investment was transferred to the Bancorp.

Income Taxes: Provisions for income taxes are based on amounts reported in the statements of operations (after exclusion of non-taxable income such as interest on state and municipal loans and securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards, and then a valuation allowance is established to reduce that deferred tax asset if it is "more likely than not" that the related tax benefits will not be realized.

Advertising:  Advertising costs are charged to operations in the year incurred.

Net Income Per Share: Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock dividends. Net income per share---assuming dilution is computed similar to net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Included in the denominator is the dilutive effect of stock options computed under the treasury method.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

Off-Balance-Sheet Financial Instruments: In the ordinary course of business the Bank has entered into off- balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Cash and Cash Equivalents: For the purpose of presentation in the Statement of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks."

Unaudited Interim Financial Data: The interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management all adjustments, including normal recurring accruals necessary for fair presentation of results of operations for the interim periods included herein, have been made. The results of operations for the six months ended June 30, 1999, are not necessarily indicative of results to be anticipated for the year ending December 31, 1999.

Recently Issued Accounting Standards: In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133), was issued. Statement No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. This statement is effective for financial statements issued for all quarters of all fiscal years beginning after June 15, 2000. The Bancorp has not made an assessment of the potential impact of adopting Statement No. 133 at this time.


NOTE B--RESTRICTIONS ON CASH AND DUE FROM BANKS AND INTEREST-BEARING DEPOSITS IN OTHER BANKS

Cash and due from banks include amounts the Bank is required to maintain to meet certain average reserve and compensating balance requirements of the Federal Reserve. The total requirements at December 31, 1997 and 1998 were $6,060,000 and $10,936,000, respectively.

Interest-bearing deposits in other banks totaling $3,000,000 were pledged to MasterCard International as of December 31, 1997 and 1998 to secure the full performance of all of the Bank's payment obligations to MasterCard in connection with the Bank's MasterCard membership.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE C--INVESTMENT SECURITIES

The amortized cost of investment securities and their approximate fair values at December 31 were as follows (dollars in thousands):


                                               Amortized    Unrealized    Unrealized     Fair
                                                   Cost        Gains        Losses       Value
                                              -----------   ----------   -----------  ---------
December 31, 1997:

Available-for-Sale
   U.S. Government and agency securities         $ 2,996     $    11                   $  3,007
   Municipal securities                           12,190         581                     12,771
   Collateralized mortgage obligations issued
      by U.S. government agencies                 62,433         698         $   17      63,114
   Equity securities                               1,286           2                      1,288
                                                ---------    --------       --------  ----------
                    Total available-for-sale    $ 78,905     $ 1,292         $   17    $ 80,180
                                                =========    ========       ========  ==========

December 31, 1998:

Available-for-Sale
   U.S. Government and agency securities       $   3,000     $    13                   $  3,013
   Municipal securities                           16,227         890         $    7      17,110
   Collateralized mortgage obligations issued
      by U.S. government agencies                 56,682         286            353      56,615
   Equity securities                               1,062           2                      1,064
                                               ---------    ---------       --------   ---------
                    Total available-for-sale  $   76,971     $ 1,191         $  360    $ 77,802
                                               =========     ========        ========  =========

The  maturities  of  investment  securities at December 31, 1998 were as follows
(dollars in thousands):

                                                                            Amortized     Fair
                                                                              Cost        Value
                                                                            ---------    --------
               Amounts maturing in:
      3 months or less                                                       $ 2,677     $  2,444
      Over three months through twelve months                                 13,385       12,835
      After one year through three years                                      36,056       36,822
      After three years through five years                                     7,257        7,299
      After five years through fifteen years                                  10,384       10,958
      After fifteen years                                                      6,150        6,380
      Equity securities                                                        1,062        1,064
                                                                            --------     --------
                                                                             $76,971     $ 77,802
                                                                            ========     ========



The amortized cost and fair value of collateralized mortgage obligations are presented by average life in the preceding table. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE C--INVESTMENT SECURITIES (Continued)

Proceeds from sales of investment securities available-for-sale during 1996, 1997 and 1998 were $27,766,000, $12,418,000, and $445,550, respectively. Gross gains and losses on those sales were $683,000 and $5,000 in 1996 and $108,000 and $6,000 in 1997, respectively. There were no gains or losses on the investment securities sold in 1998.

Investment securities with an amortized cost of approximately $2,002,000 and $3,000,000 and an approximate market value of $2,009,000 and $3,013,000 at December 31, 1997 and 1998, respectively, were pledged to meet the requirements of the Federal Reserve and the U. S. Department of Justice. In addition, investment securities with an amortized cost of approximately $5,084,000 and $4,878,000 and an approximate market value of $5,173,000 and $4,804,000 at December 31, 1997 and 1998, respectively, were pledged to secure public funds and other deposits. Furthermore, investment securities with an amortized cost of approximately $5,289,000 and an approximate market value of $5,224,000 at December 31, 1998 were pledged as collateral for an advance from the Federal Home Loan Bank. In addition, investment securities with an amortized cost of approximately $2,179,000 and $10,188,000 and an approximate market value of $2,182,000 and $10,229,000 at December 31, 1997 and 1998, respectively, were pledged to Visa and Mastercard to secure the full performance of all of the Bank's payment obligations to Visa and Mastercard in connection with the Bank's Visa and Mastercard membership.


NOTE D--LOANS AND LEASE FINANCING RECEIVABLES, NET

The components of loans and lease financing receivables in the balance sheets were as follows at December 31 (dollars in thousands):

                                                          1997           1998

    Real estate--construction and land development     $  20,165      $  20,667
    Real estate--commercial and agricultural              65,772         80,197
    Real estate--family and multifamily residential       27,205         27,549
    Commercial, industrial and agricultural               28,766         35,493
    Lease financing receivables, net of unearned
      income of $1,395,000 and $1,896,000 in
      1997 and 1998, respectively                          8,732          9,867
    Credit card receivables                                7,062          5,672
    Consumer loans, net of unearned income of $15,000
      and $1,000 in 1997 and 1998, respectively            2,440          2,110
    Other                                                    502            585
                                                         -------       ---------
                                                         160,644        182,140
    Deferred loan fees                                      (809)          (724)
    Allowance for loan and lease losses                   (2,371)        (3,055)
                                                         --------     ----------

                                                        $157,464      $  178,361
                                                        =========     ==========

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE D--LOANS AND LEASE FINANCING RECEIVABLES, NET (Continued)

The maturity and repricing distribution of the loan and lease portfolio at December 31, 1997 and 1998, follows (dollars in thousands):

                                                  1997                 1998
                                                ---------           ----------

   Three months or less                         $ 76,777            $    71,990
   Over three months to twelve months             10,904                 15,463
   Over one year to three years                   24,119                 28,428
   Over three years to five years                 16,517                 32,113
   Over five years to fifteen years               22,186                 21,979
   Over fifteen years                              9,303                 11,856
                                                --------             ----------
                                                 159,806                181,829
   Nonaccrual loans                                  838                    311
                                                --------             ----------

                                               $ 160,644            $   182,140
                                               =========            ===========

At  December  31,  1997  and  1998  approximately   $2,449,000  and  $1,348,000,
respectively, of the Bank's credit card receivables were secured by savings accounts.

At December 31, 1997, the recorded investment in loans for which impairment has been recognized in accordance with Statement No. 114 totaled $748,000, with a corresponding valuation allowance of $166,000. At December 31, 1998, the recorded investment in loans for which impairment has been recognized totaled $338,000, with a corresponding valuation allowance of $126,000. For the years ended December 31, 1996, 1997 and 1998, the average recorded investment in impaired loans was approximately $247,000, $156,000 and $515,000, respectively. In 1996 and 1997, the Bank recognized $2,000 and $5,000, respectively of interest on impaired loans (during the portion of the year that they were impaired), all of which was recognized on the cash basis. In 1998 the Bank recognized $41,000 of interest on impaired loans (during the portion of the year that they were impaired), of which $21,000 was related to impaired loans for which interest income was recognized on the cash basis.

In addition, at December 31, 1996, 1997 and 1998, the Bank had other nonaccrual loans of approximately $218,000, $97,000 and $246,000 for which impairment had not been recognized. If interest on these loans had been recognized at the original interest rates, interest income would have increased approximately $12,000 in 1996, $5,000 in 1997 and $16,000 in 1998. The Bank has no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans.

The Bank receives fees for servicing retained on loans and leases sold. Loans and leases being serviced by the Bank for others were as follows at December 31 (dollars in thousands):

                                      1996        1997            1998
                                   ----------- -----------    -----------
   Loans                            $ 101,355    $ 123,232     $ 144,531
   Lease financing receivables          3,078          701             2
   Credit                                              904
                                   ----------- -----------    -----------

                                   $  104,433   $  124,837     $ 144,533

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE D--LOANS AND LEASE FINANCING RECEIVABLES, NET (Continued)

An analysis of the changes in the allowance for loan and lease losses is as follows for the years ended December 31 (dollars in thousands):

                                          1996          1997            1998
                                        --------    ----------       ---------

   Beginning balance                    $  1,868     $  2,146         $  2,371
      Provision for loan and lease
       losses                                533          773            2,124
      Credit cards charged off                           (475)            (956)
      Leases charged off                    (132)        (124)            (316)
      Loans charged off                     (242)        (211)            (362)
      Credit card recoveries                               87              105
      Lease recoveries                        34           34               24
      Loan recoveries                         85          141               65
                                        ---------   ----------        ----------
   Ending balance                       $  2,146     $  2,371          $ 3,055
                                        =========   ==========        ==========
NOTE E--PREMISES AND EQUIPMENT

Components of premises and equipment included the following at December 31 (dollars in thousands):

                                                        1997            1998
                                                      -------         -------
   Land                                               $ 1,042         $ 1,962
   Buildings and improvements                           3,269           5,168
   Furniture, fixtures and equipment                    3,656           3,007
   Leasehold improvements                                   9             203
                                                      -------         --------
                                                        7,976          10,340
   Accumulated depreciation                            (2,341)         (2,390)
                                                     ---------        --------
                                                     $  5,635         $ 7,950
                                                     =========        ========

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE F--INVESTMENT IN UNCONSOLIDATED EQUIPMENT LEASING SUBSIDIARY

The  following  information   summarizes  the  activity  of  the  unconsolidated
equipment leasing subsidiary from inception in January 1997 through November 30, 1997 and for the twelve months ended November 30, 1998 (in thousands):

                                                                  1997                 1998
                                                            ----------------     ------------------
   Balance sheet
      Assets                                                $        11,794        $         21,323
                                                            ==================     ================
      Liabilities                                           $          7,750       $         16,761
      Equity                                                           4,044                  4,562
                                                            -----------------      ----------------
                                                            $         11,794       $         21,323
                                                             =================     ================
   Income statement
      Revenues                                              $          1,018       $          3,055
      Expenses                                                           974                  2,537
                                                             -----------------     -----------------
         Net income                                                       44                    518
                                                                        x 50%             x      50%
                                                             -----------------     -----------------
      Bancorp's share of net income                         $             22       $            259
                                                             =================     =================


NOTE G--TRANSFERS OF FINANCIAL ASSETS

During the year ended December 31, 1998, the Bank recorded $739,000 of servicing rights related to loans originated and sold. Amortization of the servicing rights was $141,000 for the year ended December 31, 1998. The estimated fair value of the servicing assets aggregated $598,000 at December 31, 1998. A valuation allowance is recorded where the fair value is below the carrying amount of the servicing assets.
No valuation allowance was needed at December 31, 1998.


NOTE H--INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following at December 31 (dollars in thousands):

                                                    1997            1998
                                                  --------        --------
   Negotiable order of withdrawal (NOW)           $ 21,575        $ 22,314
   Savings and money market                         52,380          48,936
   Time, $100,000 and over                          40,643          46,355
   Other time                                       69,821          69,478
                                                  ---------        --------
                                                  $184,419        $ 187,083
                                                  =========        ========

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE H--INTEREST-BEARING DEPOSITS (Continued)

Interest expense on these deposits for the years ended December 31 is as follows (dollars in thousands):

                                     1996             1997           1998
                                   ---------       ----------     ---------

   NOW                             $   162          $     190   $     207
   Savings and money market          1,082              1,327       1,232
   Time, $100,000 and over           1,245              1,803       2,412
   Other time                        3,012              3,653       3,714
                                  ---------         ----------  -----------
                                  $  5,501          $   6,973   $   7,565
                                  =========         ==========  ===========

The maturities of time deposits at December 31, 1998 are as follows (dollars in thousands):

   Three months or less                             $  47,015
   Over three months through twelve months             57,522
   Over one year through three years                    9,491
   Over three years                                     1,805
                                                   -----------
                                                   $  115,833
                                                   ===========

NOTE I--LINE OF CREDIT

The Bank has uncommitted federal funds lines of credit agreements with two financial institutions. The maximum borrowings available under the lines totaled $10,500,000. Availability of this line is subject to federal funds balances available for loan and continued borrower eligibility. The line is intended to support short-term liquidity, and cannot be used for more than ten consecutive business days or more than twelve times during a given thirty day period. At December 31, 1998 there were no borrowings outstanding under the agreements.


NOTE J--LONG-TERM DEBT

The Bank has three advances totaling  $3,402,000 from the Federal Home Loan Bank
(FHLB) at December 31, 1998. The first advance totaling $747,000 is due in monthly installments of principal and interest, at 6.19%, of approximately $5,000 through February 15, 2004. The second advance of $1,000,000 is due at maturity on December 31, 2007. Interest is due semi-annually at 6.18%. The third advance totaling $1,655,000 is due in monthly installments of principal and interest, at 6.08%, of approximately $14,000 through April 8, 2013. Investment securities with an amortized cost of $5,289,000 and approximate fair value of $5,224,000 at December 31, 1998, were held as collateral for these three advances. The Bank also had loans with an approximate principal balance of $1,991,000 at December 31, 1998 pledged as collateral for these advances.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE J--LONG-TERM DEBT (Continued)

Scheduled principal repayments of long-term debt, assuming no changes in their terms, for the five years ending December 31, 2003 are as follows (dollars in thousands):

                    1999                                         $  86
                    2000                                            93
                    2001                                            99
                    2002                                           107
                    2003                                           114


NOTE K--FEES AND OTHER INCOME

Fees and other income consisted of the following for the years ended December 31 (dollars in thousands):

                                                   1996        1997        1998
                                                 -------     --------    -------

   Merchant credit card processing fees          $2,508       $3,906    $  6,177
   Lease residuals and rentals                      752        1,306       1,575
   Credit card program fees                         169          778       1,019
   Fees for customer services                       287          291         346
   Earnings on life insurance                       142          195         106
   Loan and lease servicing fees                    370          346          87
   Other (none exceeding 1% of revenues)             57           89         421
                                                 ------      -------      ------

                                                $ 4,285      $ 6,911     $ 9,731
                                                =======     ========     =======


NOTE L--OTHER EXPENSES

Other expenses consisted of the following for the years ended December 31 (dollars in thousands):

                                                1996         1997        1998
                                              --------     --------    -------
   Merchant credit card program               $  434      $    822    $  2,665
   Professional and other outside services       693         1,342       1,122
   Stationery, supplies and postage              542           887         884
   Telephone and travel                          424           478         598
   Amortization of core deposit intangible       372           426         372
   Credit card program                           170         1,021         346
   Data processing and ATM fees                  199           170         324
   Development                                   129           242         249
   Advertising                                   235           265         247
   FDIC and other insurance                      480           164         186
   Other (none exceeding 1% of revenues)         263           407         723
                                             --------    ---------    --------
                                             $ 3,941     $   6,224    $  7,716
                                             ========    =========    ========

                         HUMBOLDT BANCORP AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                        December 31, 1996, 1997 and 1998


NOTE M--INCOME TAXES

The components of income tax expense included in the statements of operations were as follows for the years ended December 31 (dollars in thousands):


                                              1996            1997           1998
                                           -----------    ----------      ----------
   Currently payable
      Federal                             $     1,757      $   1,707       $   2,104
      State                                       624            602             735
                                           -----------     ----------     ----------
                                                2,381          2,309           2,839
   Deferred tax benefit
      Federal                                   (324)           (606)           (394)
      State                                     (131)           (206)           (111)
                                           ----------     -----------     -----------
                                                (455)           (812)           (505)
   Tax benefit of exercised stock
      options recorded as additional
      paid in capital                                            114             183
                                          -----------     -----------     -----------
   Net provision for income taxes        $     1,926       $   1,611      $     2,517
                                          ===========      ==========     ===========



A reconciliation of income taxes computed at the federal statutory rate of 34% and the provision for income taxes for the years ended December 31 are as follows (dollars in thousands):

                                                   1996        1997        1998
                                                 --------    --------   --------
   Income tax at Federal statutory rate          $ 1,667      $ 1,655    $2,221
      State franchise tax, less federal
         income tax benefit                          366          348       467
      Interest on municipal obligations exempt
         from Federal tax                           (193)        (176)     (227)
      Non statutory stock option expense             (91)
      Interest on enterprise zone loans exempt
         from State tax                              (58)         (52)      (38)
      Life insurance earnings and expenses           (20)         (93)      (55)
      Deferred tax asset valuation allowance
         change                                      252          (99)      122
      Other differences                                3           28        27
                                                --------    ---------  --------
   Provision for income taxes                   $  1,926    $   1,611   $ 2,517
                                               =========    =========  ========

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE M--INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to the components of the net deferred tax asset recorded as an other asset as of December 31 were as follows (dollars in thousands):

                                                                 1997     1998
                                                               ------- --------
   Deferred tax assets:
      Allowance for loan and lease losses                      $  795   $  944
      Nonqualified benefit plans                                  681      984
      Deferred loan fees                                          333      295
      State franchise taxes                                       205      249
      Depreciation                                                397      525
      Merchant Bankcard program                                   280      379
      Core deposit intangible amortization                        115      186
      Deferred credit card fees                                   110       84
      Other                                                        53       88
                                                               ------- -------
                                 Total deferred tax assets      2,969    3,734

      Valuation allowance for
         deferred tax assets                                     (319)    (441)
                                                               -------  -------
      Deferred tax assets recognized                            2,650    3,293
   Deferred tax liabilities:
      Unrealized securities holding gains                         530      346
      Equity in income of subsidiaries                              8      116
      FHLB stock dividends                                         33       49
      Other                                                        25       40
                                                               -------  ------
                             Total deferred tax liabilities       596      551
                                                              -------- --------
                             Net deferred tax asset            $2,054    $2,742
                                                              ======== ========
Amounts presented for the tax effects of temporary differences are based upon estimates and assumptions and could vary from amounts ultimately reflected on the Bank's tax returns. Accordingly, the variances from amounts reported for prior years are primarily the result of adjustments to conform to the tax returns as filed. A valuation allowance has been established to reduce deferred tax assets to the amount that is more likely than not to be realized.

Income taxes payable were $199,000 and $207,000 at December 31, 1997 and 1998, respectively. The income tax expense related to net investment securities gains was $281,000 and $42,000 during 1996 and 1997, respectively. There were no net investment gains during 1998.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE N--EARNINGS PER SHARE

The following is a computation of basic and diluted earnings per share for the years ended December 31 (dollars in thousands except per share amounts):


                                                1996                   1997                 1998
                                           -------------          -------------       -------------
Basic:

Net income                                 $    2,976              $      3,258       $     4,016
                                           =============           ============       =============
Weighted-average common shares outstanding  4,215,325                 4,323,610         4,433,210
                                           =============           ============       =============
Earnings per share                         $     0.71              $       0.75       $      0.91
                                           =============           =============       ============
Diluted:

Net income                                 $    2,976              $      3,258       $     4,016
                                           ============            =============       ============
Weighted-average common shares
 outstanding                                4,215,325                 4,323,610         4,433,210

Net effect of dilutive stock options -
 based on the treasury stock method using
 average market price                         452,977                   517,165           456,398
                                            -----------             -----------        -----------
Weighted-average common shares outstanding
 and common stock equivalents               4,668,302                 4,840,775         4,889,608
                                            ===========            =============       ============
Earnings per share - assuming dilution     $     0.64              $       0.67        $     0.82
                                            ===========            =============       ============



Options to purchase 27,500 shares of common stock at $11.27 per share were outstanding at December 31, 1997 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. All options outstanding at December 31, 1996 and 1998 were included in the computation of diluted EPS.


NOTE O--BENEFIT PLANS

Retirement Plan: The Bank has a defined contribution retirement plan covering substantially all of the Bank's employees. Bank contributions to the plan are made at the discretion of the Board of Directors in an amount not to exceed the maximum amount deductible under the profit sharing plan rules of the Internal Revenue Service. Employees may elect to have a portion of their compensation contributed to the plan in conformity with the requirements of Section 401(k) of the Internal Revenue Code. Salaries and employee benefits expense includes Bank contributions to the plan of $98,000 during 1996, $134,000 during 1997 and $189,000 during 1998.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE O--BENEFIT PLANS (Continued)

Director Fee Plan: The Bancorp has adopted the Humboldt Bank Director Fee Plan (the "Fee Plan"). The Fee Plan permits each Bank director to elect to receive his/her director's fees in the form of Bancorp common stock, cash, or a combination of Bancorp common stock and cash, and to elect to defer the receipt of any of the foregoing until the end of his/her term as a Bank director. If deferral is elected, the amount of the director's fees shall be credited to an account on behalf of the director, however, such crediting shall constitute a mere promise on the part of the Bank and Bancorp to pay/distribute on this account. The account is otherwise unsecured, unfunded and subject to the general claims of creditors of the Bank and Bancorp. The Fee Plan provides for the issuance of up to 100,000 shares of Bancorp common stock. The amount of such fees deferred in 1997 and 1998 totaled $43,000 and $58,000, respectively. At December 31, 1997 and 1998, the liability for amounts due under this plan totaled $63,000 and $110,000, respectively, or approximately 7,500 and 12,000 shares of stock.

Employee Stock Bonus Plan: The Bancorp has an Employee Stock Bonus Plan which is funded annually at the sole discretion of the Board of Directors. Funds are invested in Bancorp stock, when available, and is purchased at the current market price on behalf of all employees except the executive officers of the Bank. The compensation cost recognized for 1996, 1997 and 1998 was $20,000 each year.


NOTE P--STOCK OPTION PLAN

At December 31, 1998, the Bancorp has a stock-based compensation plan consisting of a fixed stock option plan which is described below. The Bancorp applies
Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Bancorp's stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS No. 123, the Bancorp's net income and net income per share would have been adjusted to the pro forma amounts indicated below (dollars in thousands except per share amounts):



                                               1996               1997        1998
                                             ---------           ------    --------
   Net income
       As reported                           $ 2,976             $ 3,258    $ 4,016
       Pro forma                               2,946               3,194      3,716

   Net income per share
       As reported                              0.71                0.75       0.91
       Pro forma                                0.70                0.74       0.84

   Net income per share--assuming dilution
       As reported                              0.64                0.67       0.82
       Pro forma                                0.63                0.66       0.76


The Bancorp has a stock option plan under which incentive and nonstatutory stock options, as defined under the Internal Revenue Code, may be granted. Options representing 414,777 shares of the Bancorp's no par value common stock may be granted under the plan by the Board of Directors to directors, officers and key, full-time employees at an exercise price not less than the fair market value of the shares on the date of grant. In addition, 710,697 options are outstanding that were granted by Humboldt Bank prior to the formation of the Bancorp. Options may have an exercise period of not longer than 10 years and the options are subject to a graded vesting schedule of 33% per year for incentive stock options. Nonstatutory stock options vest immediately.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE P--STOCK OPTION PLAN (Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996, 1997 and 1998, respectively; dividend yield of zero for all years; expected volatility of 9.40 percent for 1996, 10.69 for 1997 and 1998; risk-free interest rates of 5.54 percent and 6.29 percent for 1996, 5.85 percent and 6.48 percent for 1997 and 5.95 percent for 1998 for the incentive options; risk-free interest rates of 5.85 percent and 6.65 percent for 1996, 5.86 percent and 6.87 percent for 1997 and 5.94 percent and 5.02 percent for 1998 for the nonstatutory options; and expected lives of 10 years for the incentive options for all years and 5 years for the nonstatutory options granted in 1996 and 10 years for nonstatutory options granted in 1997 and 1998.

A summary of stock option activity, adjusted to give effect to stock dividends and the 1999 stock split (unaudited) follows:



                                              Incentive Stock Options
                      -------------------------------------------------------------------------------------
                                       1996                    1997                     1998
                      ----------------------------  --------------------------   --------------------------
                              Weighted-                   Weighted-                 Weighted-
                              Average                     Average                   Average
                         Exercise Price   Shares      Exercise Price      Shares   Exercise Price    Shares
                        ---------------- --------     ----------------   --------- --------------- ---------
Shares under option at
   beginning of year     $ 2.92           434,567          $ 3.07         472,092    $ 4.12          556,662

Options granted            4.81            38,260            9.55          91,162     10.73            5,500

Options exercised                                            3.74          (3,887)     2.21          (77,840)

Options expired            3.82              (735)           4.49          (2,705)     9.15           (1,202)
                                          ---------                      ---------                  ---------
Shares under option at
   end of year             3.07           472,092            4.12         556,662      4.49          483,120
                                          =========                     ==========                  =========
Options exercisable at
   end of year                            404,030                         436,070                    406,195

Weighted-average
   fair value of options
   granted during the
   year                    2.82                               4.89                      4.80



                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE P--STOCK OPTION PLAN (Continued)

                                                    Nonstatutory Stock Options
                                                    ----------------------------
                                              1996                            1997                        1998
                              ------------------------------    ---------------------------  ---------------------------
                                    Weighted-                       Weighted-                     Weighted-
                                     Average                         Average                       Average
                                Exercise Price       Shares       Exercise Price      Shares    Exercise Price   Shares
                             ------------------    ----------    ---------------- ----------- ----------------- ---------
Shares under option at
   beginning of year                $ 3.21            467,775           $ 3.60        473,797     $ 4.22           439,382

Options granted                       5.84             60,197            11.16         30,250      10.22            28,000

Options exercised                     2.74            (54,175)            2.92        (64,665)      3.20           (55,942)
                                                     ---------                     ------------                   ---------
Shares under option at
   end of year                        3.60            473,797             4.22        439,382       4.77           411,440
                                                     =========                     ============                  =========
Options exercisable at
   end of year                                        342,107                         379,060                      411,440

Weighted-average fair value
   of options granted
   during the year                    1.94                                5.49                      4.18



The following table summarizes information about fixed stock options outstanding at December 31, 1998:

                               Options Outstanding
                       --------------------------------------------------------
                                     Weighted-Average
    Range of                Number     Remaining              Weighted-Average
Exercise Prices         Outstanding  Contractual Life          Exercise Price
-------------------     ----------- -----------------        ------------------

$2.15 to $3.55           391,310        3.4 years               $    2.77
$3.82 to $7.19           383,815        6.2 years                    4.56
$10.00 to $11.27         119,435        9.2 years                   10.84
                        --------
$2.15 to $11.27          894,560        6.4 years                    4.62
                        ========
                                                Options Exercisable
                                      -----------------------------------------
    Range of                               Number             Weighted-Average
Exercise Prices                         Exercisable             Exercise Price
-------------------                   ----------------       ------------------

$2.15 to $3.55                               391,310             $ 2.77
$3.82 to $7.19                               349,500               4.38
$10.00 to $11.27                              76,825              10.78
                                      ---------------
$2.15 to $11.27                              817,635               4.21
                                      ===============

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE Q--RELATED PARTY TRANSACTIONS

The Bank has entered into transactions with its directors, executive officers and their affiliates and a subsidiary of the Bank (related parties). The following is a summary of the aggregate activity involving related party borrowers at December 31, 1997 and 1998 (dollars in thousands):

                                                         1997            1998
                                                      --------       -----------
          Loans outstanding at beginning of year       $3,624          $ 6,218
          Loan disbursements                            4,693            2,095
          Loan repayments                              (2,099)          (1,862)
                                                      --------       -----------
          Loans outstanding at end of year            $ 6,218         $   6,451
                                                      ========       ==========

At December 31, 1997 and 1998, commitments to related parties of approximately $1,245,000 and $605,000 were undisbursed.

Deposits received from directors and officers totaled $2,013,000 and $1,531,000 at December 31, 1997 and 1998, respectively.

The Bank made payments totaling $23,000 in 1996, $50,000 in 1997 and $73,000 in 1998 to a travel business owned by a director. Payments under contracts with directors' companies for premises remodeling, repair and engineering services totaled $17,000 in 1996, $14,800 in 1997 and $32,000 in 1998. The Bank purchased computer equipment and office furniture from businesses owned by members of executive officers' immediate families totaling $5,700 in 1996, $17,000 in 1997 and $20,000 in 1998. The Bank paid fees for payroll services and other miscellaneous expenses totaling $7,000 in 1996, $11,000 in 1997 and $4,000 in 1998 to a business with which a director is associated. In 1997, the Bank entered into a long term lease for a branch office with a company owned by a director. Payments on the lease during 1997 and 1998 totaled $13,000 and $31,000.

During 1997, the Bancorp purchased leases that were originated by its subsidiary, Bancorp Financial Services. These outstanding lease receivable balances, net of unearned interest, totaled $5,588,000 and $5,403,000 at December 31, 1997 and 1998, respectively.


NOTE R--COMMITMENTS AND CONTINGENT LIABILITIES

Postemployment Benefit Plans and Life Insurance Policies: The Bank has purchased single premium life insurance policies in connection with the implementation of salary continuation and deferred compensation plans for certain key employees. The policies provide protection against the adverse financial effects from the death of a key employee and provide income to offset expenses associated with the plans. The specified employees are insured under the policies, but the Bank is the owner and beneficiary. At December 31, 1997 and 1998, the cash surrender value of these policies totaled approximately $4,810,000 and $4,943,000, respectively.

The plans are unfunded and provide for the Bank to pay the employees specified amounts for specified periods after retirement and allow the employees to defer a portion of current compensation in exchange for the Bank's commitment to pay a deferred benefit at retirement. If death occurs prior to or during retirement, the Bank will pay the employee's beneficiary or estate the benefits set forth in the plans.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE R--COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

At December 31, 1997 and 1998, liabilities recorded for the estimated present value of future salary continuation and deferred compensation benefits totaled approximately $1,451,000 and $2,038,000, respectively. Salary continuation benefits may be paid if termination is without cause or due to a change in control of the Bank. Otherwise no benefits are paid upon termination. Deferred compensation is vested as to the amounts deferred. In the event of death or under certain other circumstances, the Bank is contingently liable to make future payments greater than the amounts recorded as liabilities. Based on present circumstances, the Bank does not consider it probable that such a contingent liability will be incurred or that in the event of death, such a liability would be material after consideration of life insurance benefits.

Lease Commitments: The Bank leases five sites under noncancelable operating leases expiring in August 1999, September 1999, February 2006, September 2007 and October 2008. The lease expiring August 1999 includes an option to extend the lease for an additional term of one year. The lease expiring in February 2006 requires adjustments to the base rent after two years for changing price indices with a maximum annual increase of five percent and includes an option to renew for two consecutive five-year terms. The lease expiring September 2007 is renewable for two consecutive five-year periods and requires adjustment every September 1 based on changing price indices but not less than 2% nor more than 10%. The lease expiring October 2008 requires annual adjustments to the base rent every November 3 of the greater of 2% or the percentage increases in the Consumer Price Index and includes an option to extend the term of the lease for three consecutive five-year terms.

As of December 31, 1998, future minimum lease payments under noncancelable operating leases are as follows (dollars in thousands):

                                                                         Lease
                                                                      Commitment
                                                                      ----------
    Year ended December 31:
        1999                                                             $   182
        2000                                                                 171
        2001                                                                 173
        2002                                                                 176
        2003                                                                 178
        Thereafter                                                           710
                                                                        --------

                           Total minimum lease commitments              $  1,590
                                                                        ========

Rent expense for the years ended December 31, 1996, 1997 and 1998 totaled $94,000, $128,000 and $269,000, respectively. Sublease rental income was $14,000 in 1996 and $4,000 in 1997.

Financial Instruments with Off-Balance-Sheet Risk: The Bank's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE R--COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

commitments to extend credit, credit card arrangements and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31, is as follows (dollar in thousands):

                                                    Contractual Amounts
                                                    1997             1998
                                                 ----------        ---------

            Commitments to extend credit        $   32,616         $  42,200
            Credit card arrangements                10,695            12,299
            Standby letters of credit               3,927              5,240

Commitments to extend credit, credit card arrangements and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the balance sheet. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, certificates of deposits and income-producing commercial properties. At December 31, 1997 and 1998, approximately $1,484,000 and $1,300,000, respectively, of the Bank's undisbursed credit card commitments were secured by deposit accounts.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. All letters of credit are short-term guarantees with no guarantees extending more than two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending facilities to customers. The Bank holds assigned deposit accounts as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 1997 and 1998 varies from zero to 100%; the average amount collateralized is approximately 37% in 1997 and 92% in 1998. None of these letters of credit were utilized during 1997 or 1998.

The Bank has not incurred any losses on its commitments in 1996, 1997 or 1998.

Merchant Credit and Debit Card Sales Processing: The Bank processes the settlement of credit and debit card sales for merchants located throughout the continental United States, Alaska, Hawaii and Puerto Rico. The process involves collecting funds from the card issuing bank and crediting the merchant accounts in exchange for a merchant discount and other processing fees. The more significant areas of risk associated with this process includes the risk that funds due from the card issuing bank will be uncollectible, that significant fines may be assessed for violations of VISA or MasterCard rules or that the merchant will be unable to absorb chargebacks, deliver products due to insolvency or may commit fraud. To protect the Bank from losses, merchant deposits of $46,935,000 at December 31, 1998 have been established by withholding a percentage of merchant processing volume. In addition, the Bank has accrued a liability to cover losses,

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE R--COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

if any, in excess of the merchant reserves of $680,000 and $954,000 at December 31, 1997 and 1998, respectively. No losses were incurred in 1996 or 1997. The Bank has incurred approximately $28,000 in losses during 1998. The Bank processed approximately $1.5 billion and $2.5 billion of credit and debit card sales for merchants during 1997 and 1998, respectively.

Legal Proceedings: The Bancorp is a party to claims and legal proceedings arising in the ordinary course of business. After taking into consideration information furnished by legal counsel to the Bancorp as to the current status of various claims and proceedings to which the Bancorp is a party, management is of the opinion that the ultimate aggregate liability represented thereby, if any, will not have a material adverse effect on the financial position or results of operations of the Bancorp.


NOTE S--CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located within the State of California, primarily in Northern California except for the merchant credit card debit card sales processing as discussed in Note R. The economy of the Bank's primary service area is heavily dependent on the area's major industries which are timber, commercial fishing, agriculture and tourism. General economic conditions or natural disasters affecting the primary service area or its major industries could affect the ability of customers to repay loans and the value of real property used as collateral.

In addition to the types of loans as set forth in Note D, the Bank has concentrations in out-of-area participation loans, motel loans and construction loans. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers on a secured basis in excess of 25% of its unimpaired capital (shareholders' equity plus the allowance for loan and lease losses) and on an unsecured basis in excess of 15% of its unimpaired capital.

The Bank places its cash investments  primarily in financial  instruments backed by the U.S. Government and its agencies or by high quality financial institutions or corporations. At December 31, 1997 and 1998, approximately 15% and 9%, respectively, of the Bank's net worth was invested in federal funds sold to a New York bank. In addition, at December 31, 1998, the Bank had deposits in federally insured banks in excess of federally insured limits by $3,851,000.


NOTE T--REGULATORY MATTERS

Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's regulatory agency. Cash dividends are limited to the lesser of retained earnings, if any, or net income for the last three years, net of the amount of any other distributions made to shareholders during such periods. As of December 31, 1998, $8,043,000 was available for cash dividend distribution without prior approval.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minium capital requirements can initiate certain mandatory---and possible additional discretionary---actions by regulators that, if undertaken, could have a direct material effect on the Bank's

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE T--REGULATORY MATTERS (Continued)

financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios are also presented in the table.


                                                                                    To Be Well
                                                                                  Capitalized Under
                                                             For Capital          Prompt Corrective
                                          Actual         Adequacy Purposes        Action Provisions
                                      ---------------   -------------------     -------------------
                                      Amount     Ratio   Amount        Ratio       Amount        Ratio
                                      -------   -------  ---------   --------   ---------     --------
                                                            (in thousands)
As of December 31, 1997:
  Total Capital
     (total Risk Weighted Assets)     23,118    12.02%     >$15,381    >8.0%    >$19,226         >10.0%
                                                           -           -        -                -
  Tier I Capital
     (total Risk Weighted Assets)     20,747    10.79%     >$7,690     >4.0%    >$11,536         >6.0%
                                                           -           -        -                -
  Tier I Capital
     (total Average Assets)           20,747     7.38%     >$11,238    >4.0%    >$14,047         >5.0%
                                                           -           -        -                -
As of December 31, 1998:
  Total Capital
     (total Risk Weighted Assets)     25,683    11.66%     >$17,617    >8.0%    >$22,022         >10.0%
                                                           -           -        -                -
  Tier I Capital
     (total Risk Weighted Assets)     22,931    10.41%     >$ 8,809    >4.0%    >$13,213         >6.0%
                                                           -           -        -                -
  Tier I Capital
     (total Average Assets)           22,931     7.23%    >$12,690    >4.0%     >$15,863         >5.0%
                                                          -           -         -                -



                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE U--CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed balance sheets as of December 31, 1997 and 1998 and the related condensed statements of operations and cash flows for the three years in the period ended December 31, 1998 for Humboldt Bancorp (parent company only) are presented as follows (dollars in thousands):

                                       Condensed Balance Sheets

                                                December 31
                                               ------------
                                         1997                 1998
                                      --------            ---------
Assets
  Cash                                   504              $     805
  Other assets                            13                    197
  Investment in subsidiaries          22,292                 26,443
                                     --------               --------
                                    $ 22,809              $  27,445
                                    =========             ==========

Liabilities
  Other liabilities                                        $     83

Stockholders' equity
  Common stock                      $ 20,495                 25,580
  Additional paid-in capital             114                    297
  Retained earnings                    2,200                  1,485
                                    ---------              --------
                                    $ 22,809               $ 27,445
                                    =========              ========

                                              Condensed Statements of Operations


                                                   Year Ended December 31
                                     -----------------------------------------------------
                                    1996                      1997                   1998
                                  ----------                --------              --------

Dividends from subsidiaries                                                        $   2,085
Other income                       $    1                   $     2                        3
Expenses                              (20)                      (24)                     (87)
                                   -------                   --------              ----------
(Loss) income before taxes            (19)                      (22)                   2,001
Tax (expense)                          (3)                      106                      (51)
                                   -------                   --------              ----------
(Loss) income before equity in
  income of subsidiaries              (22)                       84                    1,950
Equity in undistributed income
 of subsidiaries                    2,998                     3,174                    2,066
                                  -------                   --------               ---------
Net income                       $  2,976                   $ 3,258                $   4,016
                                  =======                   ========               ==========



                                HUMBOLDT BANCORP AND SUBSIDIARY

                               December 31, 1996, 1997 and 1998


   NOTE U--CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

                       Condensed Statements of Cash Flows


                                                           Year ended December 31
                                                    ------------------------------------
                                                     1996           1997          1998
                                                    -------      ----------    ---------

Operating activities:
  Net income                                         $2,976         $3,258       $4,016
  Adjustments to reconcile net income to net cash
    (used) provided by operating activities:
    Dividends from subsidiaries                                                  (2,085)
    Equity in undistributed income of subsidiaries   (2,998)        (3,174)      (2,066)
    Amortization                                          4              4            4
    Increase in other assets                            (21)                       (188)
    Increase in other liabilities                                                    83
                                                     --------     ---------      -------
      Net cash (used) provided by operating
       activities                                       (39)            88         (236)

Investing activities:
  Reimbursement from subsidiary                                        114          183
                                                      --------     ----------  ----------
         Net cash provided by investing activities                     114          183

Financing activities:
  Proceeds from note payable                             22
  Payments on note payable                              (22)
  Cash paid for fractional shares                        (5)            (5)          (8)
  Proceeds from issuance of common stock                148            203          362
                                                     ----------     ---------   ---------

        Net cash provided by financing activities       143            198          354
                                                     ----------     ---------   ---------
                             Net increase in cash       104            400          301
                        Cash at beginning of year                      104          504
                                                     ----------    ----------   ---------

                              Cash at end of year     $ 104        $   504        $ 805
                                                      =======      ==========    ========



NOTE V--FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bancorp as a whole.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE V--FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair values of the Bancorp's financial instruments are as follows at December 31 (dollars in thousands):


                                                         1997                    1998
                                                 --------------------  -----------------------
                                                       Estimated               Estimated
                                                 Carrying     Fair        Carrying      Fair
                                                  Amount       Value         Amount      Value
                                                 ---------  ---------    ---------- -----------
Financial assets:
   Cash and due from banks                        $ 21,442   $  21,442    $  28,626   $  28,626
   Interest-bearing deposits in other banks          3,020       3,020        3,020       3,020
   Federal funds sold                                3,520       3,520        2,250       2,250
   Investment securities                            80,180      80,180       77,802      77,802
   Loans and leases held for sale                       48          48        7,677       7,731
   Loans and lease financing receivables, net      157,464     157,085      178,361     178,386
   Accrued interest receivable                       1,699       1,699        1,779       1,779
   Cash surrender value of life insurance            4,810       4,810        4,943       4,943

Financial liabilities:
   Deposits                                        255,186      255,204     283,967     283,997
   Accrued interest payable                            319          319         306         306
   Long-term debt                                    1,761        1,761       3,402       3,402



The carrying amounts in the preceding table are included in the balance sheet under the applicable captions.

The following methods and assumptions were used by the Bancorp in estimating its fair value disclosures for financial instruments:

    Cash and due from banks, interest-bearing deposits in other banks and federal funds sold: The carrying amount is a reasonable estimate of fair value.

    Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amount of accrued interest receivable approximates its fair value.

    Loans and leases held for sale: Fair values for loans and leases held for sale are based on quoted market prices or dealer quotes. If a quoted price is not available, fair value is estimated using quoted market prices for similar loans or leases.

    Loans and lease financing receivables, net: For variable-rate loans that reprice frequently and fixed rate loans that mature in the near future, with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other fixed rate loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The Bank's lease portfolio has relatively high fixed rates that usually do not fluctuate with market changes and, therefore, the carrying amount is a reasonable estimate of the fair value. Loan and lease fair value estimates include judgments regarding future expected loss experience and risk characteristics and are adjusted for the allowance for loan and lease losses. The carrying amount of accrued interest receivable approximates its fair value.

                                HUMBOLDT BANCORP AND SUBSIDIARY

                               December 31, 1996, 1997 and 1998


NOTE V--FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

    Cash surrender value of life insurance: The carrying amount approximates its fair value.

    Deposits:  The fair  values  disclosed  for demand  deposits  (for  example, interest-bearing checking accounts and passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

    Long-term debt: The fair value of long-term debt is estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar debt instruments.

    Off-balance sheet instruments: Off-balance sheet commitments consist of commitments to extend credit, credit card arrangements and standby letters of credit. The contract or notional amounts of the Bank's financial instruments with off-balance-sheet risk are disclosed in Note R. Estimating the fair value of these financial instruments is not considered practicable due to the immateriality of the amounts of fees collected, which are used as a basis for calculating the fair value, on such instruments.


NOTE W--SUBSEQUENT EVENTS

The Bancorp has filed an application with its regulators to obtain approval to form a wholly-owned subsidiary bank in Roseville, California and expects to provide $4.5 million of initial capital. Organization costs related to the formation of this subsidiary totaled $188,251 through December 31, 1998.

The Bank is in the process of negotiating the sale of approximately $1,047,000 of its secured credit card portfolio.


NOTE X--OPERATING SEGMENTS

Reportable  operating  segments  are  generally  defined  as  components  of  an enterprise for which discrete financial information is available, whose operating results are regularly reviewed by the organization's decision makers and whose revenue from external customers is 10 percent or more of total revenue. The Bancorp has two reportable segments under this definition, retail banking and credit card operations. The retail banking segment provides traditional banking services such as checking, savings, IRA and Keogh accounts, time certificates of deposit, loans, and lease financings. The credit card segment processes the settlement of credit and debit card sales for merchants and issues and maintains credit card accounts for its customers. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Each segment receives an allocation of administrative expenses. The Bancorp evaluates performance based on profit or loss from operations before income taxes. The Bancorp's reportable segments are strategic business units that provide different services that are carried out by separate departments. Included in the retail banking segment are all other operations of the Bancorp, which include an investment in an equipment leasing company.

                         HUMBOLDT BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE X--OPERATING SEGMENTS (Continued)

The following table includes segment profit, including certain revenues and expenses, and segment assets as of and for the year ended December 31, 1998 (in thousands):


                                                Retail       Credit Card
                                               Banking       Operations    Total
                                             -----------   ------------  --------

Revenue from external customers                $   3,524    $   8,304   $  11,828
Interest revenue                                  22,339        1,165      23,504
Interest expense                                   7,593          149       7,742
Depreciation and amortization                      2,886          217       3,103
Segment profit, before taxes                       4,444        2,089       6,533
Other significant non-cash items:
    Additions to reserves for potential losses     1,240        1,183       2,423
Segment assets                                   262,301       57,674     319,975
Investment in equity method investees              2,281                    2,281



The segment information for prior fiscal years is not available.


NOTE Y--SUBSEQUENT STOCK SPLIT TRANSACTION (UNAUDITED)

During 1999, the Bancorp approved and completed a 5 for 2 stock split. All per share amounts contained herein reflect the effect of this transaction.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors and Stockholders
Global Bancorp and Subsidiary

We have audited the accompanying consolidated balance sheet of Global Bancorp and Subsidiary (the Company) as of December 31, 1998 and the related consolidated statements of earnings, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Bancorp and Subsidiary as of December 31, 1998, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles.


GRANT THORNTON LLP

Sacramento, California
February 12, 1999

                                         REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of Global Bancorp and Subsidiary

In our opinion, the consolidated balance sheet and the related consolidated statements of earnings, of cash flows and of changes in stockholders' equity as of and for each of the two years in the period ended December 31, 1997 present fairly, in all material respects, the financial position, results of operations and cash flows of Global Bancorp and Subsidiary as of and for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Global Bancorp and Subsidiary for any period subsequent to December 31, 1997.


PricewaterhouseCoopers LLP

San Francisco, California
March 6, 1998

                          GLOBAL BANCORP AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                                 (in thousands)

                                     ASSETS


                                                                        December 31,                 June 30,
                                                                        ------------                   1999
                                                                    1997             1998           (unaudited)
                                                              ---------------   ---------------  ---------------

Cash and due from banks                                       $         1,841   $            93  $           642
Short-term certificates of deposit                                        297                                  -
Federal funds sold                                                      4,000             5,500            5,801
                                                              ---------------   ---------------  ---------------

       Cash and cash equivalents                                        6,138             5,593            6,443

Securities available-for-sale                                          12,149            15,153            9,039
Securities held-to-maturity                                             1,485                 -                -

Federal Home Loan Bank stock                                              400               418              424

Loans, net                                                            101,167            97,480          101,063

Property and equipment, net                                               519               593              691
Real property held for sale, net                                        5,628             3,104            3,364
Other assets                                                            2,477             2,431            1,992
                                                              ---------------   ---------------  ---------------
                                                              $       129,963   $       124,772  $       123,016
                                                              ===============   ===============  ===============


                                       LIABILITIES AND STOCKHOLDERS' EQUITY


Investment and savings certificates                           $       118,179   $       112,639   $      111,089
Other liabilities                                                       1,796             1,305              560
                                                              ---------------   ---------------  ---------------

       Total liabilities                                              119,975           113,944          111,649
                                                              ---------------   ---------------  ---------------

Stockholders' equity:
    Preferred stock - no par value; authorized
       600,000 shares, no shares issued                                     -                 -                -
    Common stock - no par value; 1,200,000
       shares authorized; issued and outstanding:
       670,850                                                          7,831             7,831            7,831
    Accumulated other comprehensive income,
       net of tax                                                          18                58               11
    Retained earnings                                                   2,139             2,939            3,525
                                                              ---------------   ---------------  ---------------

              Total stockholders' equity                                9,988            10,828           11,367
                                                              ---------------   ---------------  ---------------

                                                              $       129,963   $       124,772  $       123,016
                                                              ===============   ===============  ===============


The accompanying notes are an integral part of these statements.

                          GLOBAL BANCORP AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF EARNINGS

                     (in thousands except per share amounts)



                                                                                            Six months ended
                                                       Years ended December 31,                 June 30,
                                                    -------------------------------         1998         1999
                                                    1996         1997         1998      (unaudited)  (unaudited)
                                                 -----------  -----------  ----------  -------------  -----------
Interest income:
    Loans        $                                 10,202    $   10,849    $  11,721    $   5,777     $  5,220
    Investment securities                             237           649          925          460          355
    Federal funds sold                                354           498          307          171          178
                                                 ----------  -----------  -----------  -----------  -----------

       Total interest income                       10,793        11,996       12,953        6,408        5,753

Interest expense on investment and
    savings certificates                            5,628         6,469        6,843        3,460        2,911
                                                 -----------  -----------  -----------  -----------  -----------

       Net interest income                          5,165         5,527        6,110        2,948        2,842

Provision for losses on loans                         151           416          226           53          391
                                                 -----------  -----------  -----------  -----------  -----------

       Net interest income after provision
          for losses on loans                       5,014         5,111        5,884        2,895        2,451
                                                 -----------  -----------  -----------  -----------  -----------

Other operating income:
    Late charges                                       85           113          102           53           39
    Gain on sales of loans                              -             -          476            -            -
    Pass through points                               109           178          281           99          191
    Loan documentation and
       underwriting expense                          (181)         (173)        (146)         (84)         (84)
    Officers' life insurance proceeds                   -             -            -            -          295
    Rental income                                     153            39           72           17            4
    Proceeds from legal settlement                      -             -          170            -            -
    Miscellaneous income, net                         298           337          347          195          125
                                                 -----------  -----------  -----------  -----------  -----------

                                                      464           494        1,302          280          570
                                                 -----------  -----------  -----------  -----------  -----------

Other operating expenses:
    Salaries and employee benefits                  2,034         2,078        2,023          982        1,030
    Occupancy                                         425           427          440          211          243
    Loss/(gain) on sale and provision for
       losses on real property held for sale          190           564        1,224          276          (91)
    Expenses on real property held for sale           190           141          272          109          178
    Federal and state payroll taxes                   168           171          167           91           88
    Telephone expense                                 153           138          139           69           66
    Repairs and maintenance                           136           138          152           70           67
    Group insurance                                   138           143          130           65           67
    Other                                             724           824          926          476          452
                                                 ----------  -----------  -----------  -----------  -----------

                                                    4,158         4,624        5,473        2,349        2,100
                                                 -----------  -----------  -----------  -----------  -----------

Income before income taxes                          1,320           981        1,713          826          921

Provision for income taxes                            501           349          658          339          201
                                                 -----------  -----------  -----------  -----------  -----------

       Net income                                $    819  $        632  $     1,055  $       487  $       720
                                                 ===========  ===========  ===========  ===========  ===========

Per common share:
    Net income per common share                  $   1.25  $       0.96  $      1.57  $      0.76  $      1.07
                                                 ===========  ===========  ===========  ===========  ===========

    Net income per common share
       assuming dilution                         $   1.19  $       0.92  $      1.52  $      0.70  $      1.04
                                                 ===========  ===========  ===========  ===========  ===========



The accompanying notes are an integral part of these statements.

                          GLOBAL BANCORP AND SUBSIDIARY

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                 (in thousands)


                                                                                                        Accumulated
                                            Common Stock                                                   Other
                                       ---------------------        Retained           Comprehensive    Comprehensive
                                        Shares       Amount         Earnings               Income          Income            Total
                                       --------     ----------     -----------        ---------------   ------------       ---------

Balance at January 1, 1996                657       $   7,712      $    1,089                          $          -        $  8,801

Dividends paid ($0.21 per share)            -               -            (138)                                    -            (138)

    Net income                              -               -             819                                     -             819
                                       --------     ---------       -----------                         ------------       ---------
Balance at December 31, 1996              657           7,712           1,770                                     -           9,482

Proceeds from exercise of stock options    14             119               -                                     -             119

Dividends paid ($0.40 per share)            -               -            (263)                                    -            (263)

Comprehensive income

    Other comprehensive income,
       net of tax of $13,167
         Unrealized gain on securities      -               -               -          $          18             18              18

    Net income                              -               -             632                    632              -             632
                                       --------     ----------       ----------        --------------   ------------          ------
Comprehensive income                                                                   $         650
                                                                                       ==============

Balance at December 31, 1997              671           7,831           2,139                                    18           9,988

Dividends paid ($0.38 per share)            -               -            (255)                                    -            (255)

Comprehensive income

    Other comprehensive income,
       net of tax of $27,700
          Unrealized gain on securities     -               -               -            $        40             40              40

    Net income                              -               -           1,055                  1,055              -           1,055
                                       --------     -----------       ----------         ------------   ------------         -------
Comprehensive income                                                                     $     1,095
                                                                                         ============

Balance at December 31, 1998              671           7,831           2,939                                    58          10,828

Dividends paid ($0.20 per share)            -               -            (134)                                    -            (134)

Comprehensive income

    Other comprehensive income,
       net of tax of $7,600
          Unrealized loss on securities     -               -               -             $      (47)           (47)            (47)

    Net income                              -               -             720                    720              -             720
                                       --------     -----------       ----------          -----------   ------------         -------
Comprehensive income                                                                      $      673
                                                                                         ============

Balance at June 30, 1999                  671        $  7,831         $ 3,525                           $        11         $11,367
                                       ========     ==========       ===========                         ===========        =======


The accompanying notes are an integral part of this statement.

                                           GLOBAL BANCORP AND SUBSIDIARY

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  (in thousands)



                                                                                            Six months ended
                                                       Years ended December 31,                 June 30,
                                                    -------------------------------         1998         1999
                                                     1996         1997          1998      (unaudited)  (unaudited)
                                                  ----------- ------------ -----------     ----------- -----------

Cash flows from operating activities:
   Net income                                    $       819  $       632  $     1,055  $       487  $       720
   Adjustments to reconcile net income to
     net cash provided by operating activities:
       Deferred income taxes                              (4)        (406)         (59)          77          294
       Depreciation and amortization                     146          139          128          106          107
       Deferred loan fees, net                           269          297         (176)          59           11
       Provision for loan losses                         151          416          226           22          318
       Proceeds from sales of loans                        -            -       10,052            -            -
       Gain on sales of loans                              -            -         (476)           -            -
       Loss/(gain) on sale and provision for
         losses on real property held for sale           190          564        1,224          276          (91)
       Change in:
         Other assets                                    277         (252)          76         (132)         178
         Other liabilities                               198        1,025         (491)        (597)        (744)
                                                 -----------  -----------  -----------  -----------  -----------

     Net cash provided by operating
       activities                                      2,046        2,415       11,559          298          793
                                                 -----------  -----------  -----------  -----------  -----------

Cash flows from investing activities:
   Loan originations, net of repayments              (16,380)     (12,041)      (5,643)      (5,226)      (4,082)
   Expenditures for property and
     equipment, net                                      (86)         (78)        (202)        (190)        (171)
   Maturities of investment securities:
     Held-to-maturity, net of purchases                 (891)          99        1,485          297            -
     Available-for-sale, net of purchases             (2,954)      (9,176)      (2,937)      (5,000)       6,000
   Purchase of Federal Home Loan Bank
     stock                                                 -         (400)         (18)          (6)          (6)
   Proceeds from sales of real property
     held for sale                                       889          407        1,006          217            -
                                                 -----------  -----------  -----------  -----------  -----------

     Net cash (used in) provided by
       investing activities                          (19,422)     (21,189)      (6,309)      (9,908)       1,741
                                                 -----------  -----------  -----------  -----------  -----------

Cash flows from financing activities:
   Net (decrease) increase in investment
     and savings certificates                         17,249       11,785       (5,540)       4,083       (1,550)
   Proceeds from exercise of stock options                 -          119            -            -            -
   Dividends paid                                       (138)        (264)        (255)        (133)        (134)
                                                 -----------  -----------  -----------  -----------  -----------

     Net cash (used in) provided by
       financing activities                           17,111       11,640       (5,795)       3,950       (1,684)
                                                 -----------  -----------  -----------  -----------  -----------

Net change in cash and cash equivalents                 (265)      (7,134)        (545)      (5,660)         850

Cash and cash equivalents at beginning
   of period                                          13,537       13,272        6,138        6,137        5,593
                                                 -----------  -----------  -----------  -----------  -----------

Cash and cash equivalents at end
   of period                                     $    13,272  $     6,138  $     5,593  $       477  $     6,443
                                                 ===========  ===========  ===========  ===========  ===========

                          GLOBAL BANCORP AND SUBSIDIARY

                                 (in thousands)

                                                                                            Six months ended
                                                       Years ended Decmber 31,                  June 30,
                                                 -----------------------------------        1998         1999
                                                    1996         1997          1998      (unaudited)  (unaudited)
                                                 ----------- -----------  ----------    ------------ -------------
Supplemental disclosures of cash flow
 information:

   Interest paid                                 $    5,631   $     6,459   $   6,865     $   3,460    $     2,911
   Income taxes paid                             $      292   $       882   $     595     $     118    $         -



Non-cash investing activities:
    During 1996, 1997 and 1998, the Company converted loans in the amount of $2,892,000, $4,287,000 and $1,650,000, respectively, to real property held-for-sale.

    During 1996, 1997 and 1998, the Company issued loans in the amount of $3,137,000, $1,131,000 and $1,945,000, respectively, to facilitate the sale of real property held-for-sale.

    During 1997, the Company recognized an increase in the unrealized gain on available-for-sale securities of $32,000. As a result, the deferred tax asset was reduced by $13,000 and equity was increased by $19,000.

    During 1998, the Company recognized an increase in the unrealized gain on available-for-sale securities of $67,400. As a result, the deferred tax asset was reduced by $27,700 and equity was increased by $40,000.




     The accompanying notes are an integral part of these statements.

                          GLOBAL BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1996, 1997 and 1998


NOTE A - ORGANIZATION

     The consolidated financial statements of Global Bancorp (the Company) include the accounts of its wholly owned subsidiary, Capitol Thrift and Loan Association (Capitol). All significant intercompany accounts and transactions have been eliminated in consolidation.

     Capitol primarily operates 11 branches in the state of California. Capitol's primary source of revenue is providing commercial and multifamily real estate loans to customers, who are predominantly small and middle-market businesses and individuals. Capitol conducts a consumer and commercial finance business under the California Industrial Loan Law and insures its deposits through the Federal Deposit Insurance Corporation
     (FDIC).


NOTE B - SUMMARY OF ACCOUNTING POLICIES

     1.  Use of estimates in the preparation of financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     2.  Cash and cash equivalents

     Cash and cash equivalents consist of cash and due from banks, certificates of deposit, and federal funds sold with original maturities of three months or less. Substantially all cash, due from banks, and federal funds sold are held in one financial institution, First USA Bank, which exceeds existing deposit insurance coverage. The Company complies with Regulation F, Interbank Liabilities, which requires that the Company monitor several financial ratios of any financial institution with which it has more than a 25% exposure of its cash, due from banks, and federal funds sold deposited in one financial institution.

                          GLOBAL BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE B - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

     3.  Securities

     The Company classifies securities as either trading, held-to-maturity or available-for-sale as follows:

     Held-to-Maturity: Debt securities that management has the positive intent and ability to hold until maturity are classified as held-to-maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the level interest yield method over the estimated remaining term of the underlying security.

     Trading Securities: Debt and equity securities that are bought and held principally for the purposes of selling them in the near term are classified as trading securities and reported at market value, with unrealized gains and losses included in earnings.

     Available-for-Sale: Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available-for-sale. These assets are carried at estimated fair value. Fair value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and reported in other comprehensive income, net of income taxes.

     4.  Loans

     Loans are stated at the principal amount outstanding less unearned income. Interest on loans, other than discounted loans, is computed on the loan balance outstanding. Interest on discounted loans is recognized as income over the terms of the loans by a method that approximates the interest method.

     Interest accruals on loans are generally reversed and discontinued when the payment of interest or principal is 90 days past due. Interest on loans well secured and in the process of collection are not reversed.

     Nonrefundable loan origination fees, net of related costs, are deferred and amortized using the interest method over the term of the loan.

                          GLOBAL BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998


NOTE B - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

     5.  Allowance for losses on loans

     A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. The allowance for losses on impaired loans is to be measured under one of three methods. Because almost all of the Company's loans are collateral dependent, the calculation of the allowance on impaired loans is generally based on fair value of collateral.

     These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

     The allowance for loan losses is based on estimates and is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to income and reduced by net charge-offs. In evaluating the adequacy of the allowance, the Company performs credit reviews of the loan portfolio which consider the borrower's ability to repay, the value of any underlying collateral, the seriousness of the loan's delinquency status and other factors which affect the collectibility of the loan. A specific amount of loss is then determined as a result of this evaluation process. In addition, management may from time to time set aside additional allowances for the inherent risk in the portfolio based on general risk characteristics of the loan portfolio.

     6.  Property and equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the lesser of the lease terms or estimated useful lives of the assets. Estimated useful lives of assets are as follows:

                Building                                             35 years
                Equipment                                           3-5 years
                Leasehold improvements                              4-5 years

                          GLOBAL BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE B - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

     7. Real property held for sale (RPHFS)

     Real property held for sale is comprised of real estate acquired in settlement of loans and is recorded at fair value at the time of foreclosure which becomes its new cost basis. Subsequently, real property held for sale is carried at the lower of cost or fair value minus estimated selling costs. Operating results from real property held for sale including rental income, expenses incurred to maintain property are included in operating income and expense. Included in real property held for sale is an allowance for losses.

     The Company in some instances makes loans to facilitate the sales of real property held for sale. Management reviews all sales for which it is the lending institution for compliance with sales treatment under provisions established by Statement of Financial Accounting Standards (SFAS) No. 66 "Accounting for Sales of Real Estate".

     8.  Income taxes

     The Company and its subsidiary file a consolidated federal income tax return and a combined California franchise tax return. Deferred income taxes reflect the estimated future tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

     9.  Income per common share

     Net income per common share is stated in accordance with SFAS No. 128 "Earnings per Share." Net income per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Net income per common share assuming dilution is computed by dividing net income available to common shareholders by the weighted average number of common shares and common equivalent shares outstanding including dilutive stock options. The computation of common stock equivalent shares is based on the weighted average market price of the Company's common stock throughout the period.

     In 1996, the numerator and denominator were $819,489 and 656,600 for the net income per share calculation and $819,489 and 686,749 for the net income per share assuming dilution calculation. There were 30,149 common equivalent shares from the assumed conversion of stock options in 1996.

     In 1997, the numerator and denominator were $632,358 and 660,163 for the net income per share calculation and $632,358 and 688,994 for the net income per share assuming dilution calculation. There were 28,832 common equivalent shares from the assumed conversion of stock options in 1997.

                          GLOBAL BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE B - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

     In 1998, the numerator and denominator were $1,054,971 and 670,850 for the net income per common share and were $1,054,971 and 693,428 for net income per common share assuming dilution calculations for 1998. There were 22,578 common equivalent shares from the assumed conversion of stock options in 1998.

     10. Statement of Financial Accounting Standards No. 130

     The Company adopted SFAS No. 130, "Reporting Comprehensive Income" as of January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners."

     11. Statement of Financial Accounting Standards No. 133

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that any entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. In June 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133. The Company will adopt SFAS No. 133 as of July 1, 2000 and has made no assessment of the potential impact of adopting SFAS No. 133 at this time.

     12. Reclassifications

     Certain 1997 balances have been reclassified to conform with the 1998 presentation.

     13. Unaudited interim financial data

     The interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management all adjustments, including normal recurring accruals necessary for fair presentation of results of operations for the interim periods included herein, have been made. The results of operations for the six months ended June 30, 1999, are not necessarily indicative of results to be anticipated for the year ending December 31, 1999.

                          GLOBAL BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE C - INVESTMENT SECURITIES

     At December 31, 1997 and 1998, the amortized cost and estimated fair values of investment securities by type are shown below (in thousands):



      December 31, 1997                                               Gross            Gross          Estimated
                                                  Amortized        Unrealized       Unrealized          Fair
                                                    Cost              Gains           Losses            Value
                                               ---------------   ---------------  -------------  -----------------
     Available-for-sale securities:
         U.S. Treasury securities              $        12,117   $            32   $          -   $         12,149
                                               ===============   ===============   ============   ================

     Held-to-maturity securities:
         Certificates of deposit               $         1,485   $             2   $          -   $          1,487
                                               ===============   ===============   ============   ================

      December 31, 1998                                               Gross            Gross          Estimated
                                                  Amortized        Unrealized       Unrealized          Fair
                                                    Cost              Gains           Losses           Value
                                               ---------------  ----------------   ------------   ----------------
     Available-for-sale securities:
         U.S. Treasury securities              $        15,054   $            99   $          -   $         15,153
                                               ===============   ===============   ============   ================


     Scheduled  maturities of securities as of December 31, 1998 were as follows
(in thousands):

                                                                                   Amortized         Estimated
                                                                                     Cost           Fair Value
                                                                                ---------------  ---------------

       Within one year                                                          $        12,059  $        12,128
       After one year through five years                                                  2,995            3,025
                                                                                ---------------  ---------------

          Total                                                                 $        15,054  $        15,153
                                                                                ===============  ===============


                          GLOBAL BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE D - LOANS AND ALLOWANCE FOR LOSSES ON LOANS

     Loans consisted of the following at December 31 (in thousands):


                                                                                     1997              1998
                                                                                ---------------  ---------------

       Commercial real estate                                                   $        82,123  $        78,149
       Real estate 1-4 family first mortgage                                             13,009           15,819
       Real estate 1-4 junior lien mortgage                                               7,509            5,236
       Consumer                                                                             895              590
                                                                                ---------------  ---------------

                                                                                        103,536           99,794
       Less:
          Discounts on loans                                                                (15)               -
          Deferred loan fees                                                             (1,293)          (1,132)
          Allowance for losses on loans                                                  (1,061)          (1,182)
                                                                                ---------------  ---------------

                                                                                $       101,167  $        97,480
                                                                                ===============  ===============



     During 1998, the Company sold a block of mortgage loans and the related servicing rights. The principal balance and related accrued interest totaled $9,576,000 at date of sale. The Company recognized a gain on the sale of $476,000.

     The recorded investments in loans for which impairment has been recognized totaled $3,872,000 and $5,143,000 with corresponding valuation allowances of $-0- and $100,000 at December 31, 1997 and 1998, respectively. The average recorded investment in impaired loans was approximately $4,568,000 and $4,507,000 for the years ended December 31, 1997 and 1998, respectively. The Company did not recognize any interest on impaired loans during the portion of the year that they were impaired.

     Loans on non-accrual status totaled $3,872,000 and $5,143,000 at December 31, 1997 and 1998, respectively. If interest on non-accrual loans had been accrued, such income would have approximated $232,000 for 1997 and $170,000 for 1998. Loans over ninety days past due on which interest continues to be accrued totaled $281,000 and $-0- at December 31, 1997 and 1998, respectively, as such loans are well secured and in the process of collection. Interest accrued on such loans was $25,000 and $-0- at December 31, 1997 and 1998, respectively.

                          GLOBAL BANCORP AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                        December 31, 1996, 1997 and 1998


NOTE D - LOANS AND ALLOWANCE FOR LOSSES ON LOANS - CONTINUED

     Loans restructured to reflect the current rate of interest charged by the Company totaled $932,000 and $744,000 as of December 31, 1997 and 1998, respectively. Interest income that would have been received under the contractual agreements for restructured loans is as follows for the years ended December 31 (in thousands):


                                                                                          1996              1997             1998
                                                                                    --------------   ------------     --------------
       Estimated interest that would have been recognized
          under original terms                                                       $     255       $       133       $       95
       Actual interest recognized                                                         (118)             (103)             (68)
                                                                                    --------------    -----------      -------------

       Net interest foregone                                                         $      67      $         30         $     27
                                                                                    ==============     ==========      ============

     Most of the Company's business activity is with customers located within California. Real estate loans are generally secured by first or second deeds of trust on real property. Credit evaluation of lending is based on an evaluation of collateral, the borrower's financial strength, and other pertinent factors.

     A summary of activity in the allowance for losses on loans is as follows for the years ended December 31 (in thousands):

                                                                                          1996              1997             1998
                                                                                    ------------   ---------------     ----------

       Balance at beginning of year                                                  $   1,147       $     1,112      $     1,061

       Provision for losses on loans                                                       151               416              226

       Charge-offs                                                                        (214)             (480)            (167)

       Recoveries                                                                           28                13               63
                                                                                    ------------    ---------------    -----------

       Balance at end of year                                                       $    1,112      $      1,061       $    1,183
                                                                                    ============    ===============    ===========


NOTE E - ALLOWANCE FOR LOSSES ON REAL PROPERTY HELD FOR SALE (RPHFS)

     The following summarizes the activity in the allowance for losses on real property held for sale for the years ended December 31 (in thousands):

                                                                                          1996              1997             1998
                                                                                    -----------     --------------     ------------

       Real property held for sale at end of the year                               $    4,147    $        6,788      $     4,152
                                                                                    ------------    --------------     ------------

       Allowance at beginning of the year                                                1,061               599            1,160

       Provision for loss on RPHFS                                                           -               695            1,313

       Charge-offs                                                                        (462)             (134)          (1,425)
                                                                                    ------------    --------------     -----------

       Allowance at end of year                                                            599             1,160            1,048
                                                                                    ------------    ---------------    -------------

       Real property held for sale at end of the year, net                          $    3,541     $       5,628       $    3,104
                                                                                    ============    ===============    =============

                          GLOBAL BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE F - PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31 (in thousands):


                                                                                     1997              1998
                                                                                ---------------  ---------------

       Land                                                                     $            85  $            85
       Building                                                                             376              376
       Equipment                                                                            496              663
       Leasehold improvements                                                               244              244
                                                                                ---------------  ---------------

                                                                                          1,201            1,368
       Less accumulated depreciation                                                       (682)            (775)
                                                                                ---------------  ---------------

                                                                                $           519  $           593
                                                                                ===============  ===============

     Depreciation charged to occupancy and general and administrative expense was $145,755, $138,677 and $127,814 in 1996, 1997 and 1998, respectively.
     In 1997, fully depreciated assets of $2,297,788 were written off.


NOTE G - INVESTMENT AND SAVINGS CERTIFICATES

     The following summarizes investment and savings certificates outstanding by interest rate at December 31 (in thousands):

                                                                                     1997              1998
                                                                                ---------------  ---------------
       Investment certificates
       Below 4.00%                                                              $           234  $         1,997
       4.00   -  5.00                                                                       774            9,731
       5.01   -  6.00                                                                    77,657           59,246
       6.01   -  7.00                                                                    15,954           13,609
       7.01   -  8.00                                                                     1,321            1,063
       8.01   -  9.00                                                                       423               99
       Over 9.00%                                                                           452                -
                                                                                ---------------  ---------------

                                                                                         96,815           85,745
                                                                                ---------------  ---------------
       Savings certificates
       Below 4.00%                                                                        6,098            5,003
       4.00   -  5.00                                                                     5,575            7,662
       5.01   -  6.00                                                                     9,234           13,710
       Over 6.00%                                                                           457              519
                                                                                ---------------  ---------------

                                                                                         21,364           26,894
                                                                                ---------------  ---------------

          Total investment and savings certificates                             $       118,179  $       112,639
                                                                                ===============  ===============


                          GLOBAL BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE G - INVESTMENT AND SAVINGS CERTIFICATES - CONTINUED

     Investment certificates are issued for terms which range from 30 days to 60 months.

     The maturity of investment certificates at December 31, 1998 is as follows (in thousands):

                 1999                                                           $        65,758
                 2000                                                                     8,669
                 2001                                                                     5,409
                 2002                                                                     2,001
                 2003 and thereafter                                                      3,908
                                                                                ---------------
                                                                                $        85,745
                                                                                ===============

NOTE H - LEASE COMMITMENTS

     The Company leases premises and equipment used in the operations of the business. The leases have remaining terms ranging from one to four years and expire at various dates through 2002. The leases usually require the Company to pay maintenance, insurance, taxes, and certain other expenses in addition to stated rentals.
     Certain of the leases contain renewal options and rent escalation clauses.

     Future minimum rental payments for noncancelable operating leases with initial or remaining terms of one year or more consist of the following as of December 31, 1998 (in thousands):

                 1999                                                           $           195
                 2000                                                                       173
                 2001                                                                        84
                 2002                                                                        33
                                                                                ---------------
                                                                                $           485
                                                                                ===============

     Total rental expense for all operating leases amounted to $299,000, $242,000 and $258,000 in 1996, 1997 and 1998, respectively.







                          GLOBAL BANCORP AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                        December 31, 1996, 1997 and 1998



NOTE I - INCOME TAXES

     The following is a summary of the components of the provision for income taxes (in thousands):

                                                                                     1996
                                                               -------------------------------------------------
                                                                   Federal           State             Total
                                                               ---------------  ---------------- ---------------

       Current                                                $           386   $           119  $           505
       Deferred                                                           (17)               13               (4)
                                                              ----------------  ---------------  ----------------
       Total                                                  $           369   $           132  $           501
                                                              ===============   ===============  ================

                                                                                     1997
                                                              --------------------------------------------------
                                                                   Federal           State             Total
                                                              ------------------ --------------  ---------------

       Current                                                $           576   $           179  $           755
       Deferred                                                          (309)              (97)            (406)
                                                              ----------------  ---------------- ----------------
       Total                                                  $           267   $            82  $           349
                                                              ===============   ===============  ===============

                                                                                     1998
                                                              --------------------------------------------------
                                                                   Federal           State             Total
                                                              ----------------  ----------------  --------------

       Current                                                $           542   $           175  $           717
       Deferred                                                           (56)               (3)             (59)
                                                              ----------------  ---------------- ---------------
       Total                                                  $           486   $           172  $           658
                                                              ===============   ===============  ===============

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below (in thousands):

                                                                                     1997              1998
                                                                                ---------------  ---------------
       Deferred tax assets:
          Book provision for losses in excess of tax                            $           351  $           391
          Book allowance for real property
          held for sale in excess of tax                                                    477              432
          Book depreciation in excess of tax                                                 55               60
          Deferred compensation                                                             232              282
          State franchise taxes                                                              61               66
                                                                                ---------------  ---------------

              Deferred tax asset                                                          1,176            1,231

       Deferred tax liabilities:
          Book deferred loan costs in excess of tax                                        (270)            (266)
          Other comprehensive income                                                          -              (41)
                                                                                ---------------  ---------------

              Net deferred tax asset                                            $           906  $           924
                                                                                ===============  ===============

                          GLOBAL BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE I - INCOME TAXES - CONTINUED

     Management believes a valuation allowance is not needed to reduce the deferred tax asset because there is no material portion of the deferred tax asset that will not be realized through sufficient taxable income within the carryback and carryforward periods.

     The actual income tax expense for 1996, 1997 and 1998 differs from the "expected" tax expense for those years (computed by applying the U.S. Federal corporate income tax rate of 34% to taxable income) as follows (in thousands):

                                                                    1996             1997              1998
                                                              ---------------   ---------------  ---------------

       Expected tax at statutory rate                         $           449   $           334  $           583
       State taxes, net of Federal benefit                                 98                73              123
       Officers life insurance premiums                                     3                (1)              (3)
       Other                                                              (49)              (57)             (45)
                                                              ---------------- ----------------- ---------------
                                                              $           501   $           349  $           658
                                                              ===============   ================  ===============




NOTE J - STOCK OPTION PLAN

     In May 1991, the Company adopted a stock option plan which reserved 50,000 shares of common stock to be granted at an exercise price of greater than or equal to the market value of the shares on the date of grant. Stock options vest when granted and expire ten years from the date of grant. Changes in stock options for the years ended December 31, 1996, 1997 and 1998, are summarized as follows:

                                                                                   Number of        Price range
                                                                                    options         per option
                                                                                ---------------  ----------------

    Outstanding at January 1, 1996                                                       50,000  $ 8.00 - $10.00

       Granted                                                                                -                -
       Exercised                                                                              -  $ 8.00 - $10.00
                                                                                ---------------  ----------------
       (50,000 exercisable)
    Outstanding at January 1, 1997                                                       50,000  $ 8.00 - $11.00

       Granted                                                                                -                -
       Exercised                                                                         14,250  $ 8.00 - $11.00
                                                                                ---------------  ----------------
       (35,750 exercisable)
    Outstanding at December 31, 1997                                                     35,750  $ 8.00 - $11.00

       Granted                                                                                -                -
       Exercised                                                                              -                -
                                                                                ---------------  ----------------
       (35,750 exercisable)
    Outstanding at December 31, 1998                                                     35,750  $ 8.00 - $11.00
                                                                                ===============  ================

                          GLOBAL BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE K - REGULATORY MATTERS

     The Company and Capitol are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material affect on Capitol's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Capitol must meet specific capital guidelines that involve quantitative measures of Capitol's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and Capitol to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that Capitol meets all capital adequacy requirements to which it is subject.

     As of December 31, 1997

                                                                                               To be well
                                                                                            capitalized under
                                                                   For capital              prompt corrective
                                         Actual                adequacy purposes:          action provisions:
                                 -----------------------  ------------------------     ------------------------
                                    Amount                    Amount                       Amount
                                  (in 000's)      Ratio     (in 000's)      Ratio        (in 000's)        Ratio
                                 -------------  ---------- ------------  ----------     -------------   ---------

     The Company:

     Total capital (to Risk
       Weighted Assets)         $     11,031     10.34%    $       8,533     > 8.0%       $
                                                                             -
     Tier I capital (to Risk
       Weighted Assets)         $      9,970      9.35%    $       4,266     > 4.0%       $
                                                                             -
     Tier I capital (to
       Average Assets)          $      9,970      7.54%    $       5,291     > 4.0%       $
                                                                             -

     Capitol:

     Total capital (to Risk
       Weighted Assets)        $      11,030     10.34%    $       8,531     > 8.0%       $   10,663        >10.0%
                                                                             -                              -
     Tier I capital (to Risk
       Weighted Assets)        $       9,969      9.35%    $       4,265     > 4.0%       $    6,398         > 6.0%
                                                                             -                               -
     Tier I capital (to
       Average Assets)         $       9,969      7.54%    $       5,290     > 4.0%       $    6,613         > 5.0%
                                                                             -                               -


                          GLOBAL BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE K - REGULATORY NET WORTH REQUIREMENTS - CONTINUED

     As of December 31, 1998

                                                                                              To be well
                                                                                           capitalized under
                                                                 For capital               prompt corrective
                                           Actual            adequacy purposes:            action provisions:
                                 ---------------------  ---------------------------- ---------------------------
                                    Amount                    Amount                       Amount
                                  (in 000's)      Ratio     (in 000's)      Ratio        (in 000's)        Ratio
                                -------------- --------  ------------- -------------  --------------  -----------

     The Company:

     Total capital (to Risk
       Weighted Assets)           $   11,953     12.16%   $     7,865      > 8.0%      $
                                                                           -
     Tier I capital (to Risk
       Weighted Assets)           $   10,770     10.96%   $     3,932      > 4.0%      $
                                                                           -
     Tier I capital (to
       Average Assets)            $   10,770      8.04%   $     5,361      > 4.0%      $
                                                                           -

     Capitol:

     Total capital (to Risk
       Weighted Assets)           $   11,919     12.13%   $     7,862      > 8.0%      $      9,827      > 10.0%
                                                                           -                             -
     Tier I capital (to Risk
       Weighted Assets)           $   10,736     10.93%   $     3,931      > 4.0%      $      5,896      > 6.0%
                                                                           -                             -
     Tier I capital (to
       Average Assets)            $   10,736      8.01%   $     5,306      > 4.0%      $      6,632      > 5.0%
                                                                           -                             -


                          GLOBAL BANCORP AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                        December 31, 1996, 1997 and 1998


NOTE K - REGULATORY NET WORTH REQUIREMENTS - CONTINUED

     As of December 31, 1998, Capitol was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, Capitol must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratio as set forth in the above table, and not subject to a capital directive. On August 23,1998 Capitol entered into an agreement with the FDIC and the California Department of Financial Institutions (CDFI). Management and the Board of Directors agreed to reduce the level of classified assets as outlined in the agreement, develop and implement a plan with specific strategies for reducing RPHFS, classified and non performing loans and revise the methodology for calculating an adequate allowance for losses on loans. The FDIC and CDFI has required that within 90 and 150 days of the agreement, Capitol maintain a Tier I capital (to Average Assets) of 7.75% and 8.0%, respectively. Management believes that they have complied with the provisions of the agreement.

     In addition to the FDIC guidelines above, Capitol is subject to the provisions of the California Industrial Loan Law. Regulatory requirements include limits on the size and type of loans which may be made, the amount of thrift balances which may be raised, and the amount of dividends that may be paid. Under the California Industrial Loan Law, Capitol may issue thrift certificates of up to a maximum of eighteen times stockholder's equity. At December 31, 1998, based on the amount of thrift certificates outstanding, Capitol had a ratio of thrift certificates to stockholder's equity of approximately 11 to 1.


NOTE L - DEFERRED COMPENSATION

     In 1991, the Company implemented a deferred compensation plan for a select group of officers. The officers have elected to defer a portion of their compensation until they reach normal retirement age, at which time they will become eligible for benefits under the plan. Deferred compensation plan expense was approximately $47,000 in 1998, $44,000 in 1997 and $41,000 in 1996.

     In 1991, the Company implemented a retirement plan for the former President which provides for ten annual payments of $60,000. The President vested in the retirement plan upon completion of service in September 1997. Retirement plan expense was approximately $29,000 in 1998 and $66,000 in 1997.

                          GLOBAL BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE M - FAIR VALUES OF FINANCIAL INSTRUMENTS

     Fair value estimates are determined as of a specific date in time utilizing quoted market prices, where available, or various assumptions and estimates. As the assumptions underlying these estimates change, the fair value of the financial instruments will change. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. Additionally, the Company has not disclosed highly subjective values of other nonfinancial instruments. Accordingly, the aggregate fair value amounts presented do not represent and should not be construed to represent the full underlying value of the Company.

     The methods and assumptions used to estimate the fair value of each class of financial instruments are as follows:

     Cash and Cash Equivalents:

     The carrying value of cash and cash equivalents approximates fair value due to the relatively short-term nature of these instruments.

     Securities:

     Fair value of investment securities is based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Loans:

     In order to determine the fair values for loans, the loan portfolio was segmented based on loan type, credit quality, and repricing characteristics. For certain variable rate loans with no significant credit concerns and frequent repricings, estimated fair values are based on the carrying values. The fair values of other loans are estimated using discounted cash flow analyses. The discount rates used in these analyses are generally based on origination rates for similar loans of comparable credit quality.

     Investment and Savings Certificates:

     The fair values for investment and savings certificates, subject to immediate withdrawal are equal to the amount payable on demand at the reporting date (i.e., their carrying amount on the balance sheet). Fair values for fixed rate investment and savings certificates are estimated by discounting future cash flows using interest rates currently offered on time deposits with similar remaining maturities.

                          GLOBAL BANCORP AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                        December 31, 1996, 1997 and 1998


NOTE M - FAIR VALUES OF FINANCIAL INSTRUMENTS - CONTINUED

     Accrued Interest:

     The carrying value of accrued interest receivable and accrued interest payable approximates fair value due to the relatively short-term nature of these instruments.

     The following table provides summary information on the fair value of financial instruments at December 31, 1997 (in thousands):

                                                                                                     Estimated
                                                                                   Carrying            Fair
                                                                                    Amount             Value
                                                                                ---------------  ---------------
       Financial assets:
          Cash and cash equivalents                                             $         6,138  $         6,138
          Securities available-for-sale                                                  12,149           12,149
          Securities held-to-maturity                                                     1,485            1,487
          Loans                                                                         101,167          102,824
          Accrued interest receivable                                                       834              834

       Financial liabilities:
          Investment and savings certificates                                          (118,179)        (118,820)
          Accrued interest payable                                                          (22)             (22)

     The following table provides summary information on the fair value of financial instruments at December 31, 1998 (in thousands):

                                                                                                     Estimated
                                                                                   Carrying            Fair
                                                                                    Amount             Value
                                                                                ---------------- ----------------
       Financial assets:
          Cash and cash equivalents                                             $         5,593    $        5,593
          Securities available-for-sale                                                  15,153            15,153
          Loans                                                                          99,794           101,660
          Accrued interest receivable                                                       930               930

       Financial liabilities:
          Investment and savings certificates                                          (112,639)        (113,575)
          Accrued interest payable                                                            -                -


                          GLOBAL BANCORP AND SUBSIDIARY

                        December 31, 1996, 1997 and 1998



NOTE N - PARENT COMPANY ONLY CONDENSED FINANCIAL DATA

   The condensed financial statements of Global Bancorp (parent company only) as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 are presented below:

                                 BALANCE SHEETS

                                  December 31,

                                 (in thousands)

                                     ASSETS


                                                                                     1997              1998
                                                                                ---------------  ---------------

       Cash                                                                     $            27  $            41
       Investment in subsidiary                                                           9,970           10,736
                                                                                ---------------  ---------------

                                                                                $         9,997  $        10,777
                                                                                ===============  ===============


                                        LIABILITIES AND STOCKHOLDERS' EQUITY

       Liabilities:
          Accrued expenses and other liabilities                                $            27  $             7

       Stockholders' equity                                                               9,970           10,770
                                                                                ---------------  ---------------

                                                                                $         9,997  $        10,777
                                                                                ===============  ===============



                          GLOBAL BANCORP AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                        December 31, 1996, 1997 and 1998


NOTE N - PARENT COMPANY ONLY CONDENSED FINANCIAL DATA - CONTINUED

                             STATEMENTS OF EARNINGS

                             Year ended December 31,

                                 (in thousands)


                                                                    1996             1997              1998
                                                              ---------------   ---------------  ---------------

       Income
         Miscellaneous income                                 $            21   $            25  $            10

         Expenses
           General and administrative                                      16                19               91
                                                              ---------------   ---------------  ---------------

              Earnings (loss) before income
                taxes and equity in earnings
                of subsidiary                                               5                 6              (81)

         Income tax (expense) benefit                                      (2)               (4)              33
                                                              ---------------   ---------------  ---------------

                                                                            3                 2              (48)
         Equity in earnings of Capitol Thrift
           and Loan Association                                           816               630            1,103
                                                              ---------------   ---------------  ---------------

         NET EARNINGS                                         $           819   $           632  $         1,055
                                                              ===============   ===============  ===============


                          GLOBAL BANCORP AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                        December 31, 1996, 1997 and 1998


NOTE N - PARENT COMPANY ONLY CONDENSED FINANCIAL DATA - CONTINUED

                            STATEMENTS OF CASH FLOWS

                             Year ended December 31,

                                 (in thousands)


                                                                    1996             1997              1998
                                                              ---------------   ---------------  ---------------

Increase (decrease) in cash and cash equivalents

     Cash flows from operating activities:
       Net earnings                                           $           819   $           632  $         1,055
       Adjustment to reconcile net earnings to net
         cash provided by operating activities
           Increase (decrease) in accrued expenses
              and other liabilities                                         1                (5)             (20)
           Cash dividends from subsidiary                                 138               251              337
           Undistributed earnings of subsidiary                          (816)             (630)          (1,103)
                                                              ---------------   ---------------  ---------------

              Net cash provided by operating
                activities                                                142               248              269
                                                              ---------------   ---------------  ---------------

     Cash flows from investing activities:
       Investment in subsidiary                                             -              (100)               -
                                                              ---------------   ---------------  ---------------

     Cash flows from financing activities:
       Dividends paid                                                    (138)             (263)            (255)
       Proceeds from exercise of stock options                              -               119                -
                                                              ---------------   ---------------  ---------------

              Net cash used in financing activities                      (138)             (144)            (255)
                                                              ---------------   ---------------  ---------------

Net increase in cash and cash equivalents                                   4                 4               14

Cash and cash equivalents at beginning of year                             19                23               27
                                                              ---------------   ---------------  ---------------

Cash and cash equivalents at end of year                      $            23   $            27  $            41
                                                              ===============   ===============  ===============


                                   Appendix A
                 Restated Agreement and Plan of Reorganization

                               SECOND RESTATEMENT
                                       OF
                               AGREEMENT AND PLAN
                                       OF
                            REORGANIZATION AND MERGER


                            DATED: NOVEMBER __, 1999


                                  BY AND AMONG


                                HUMBOLDT BANCORP

                                  HUMBOLDT BANK

                                 GLOBAL BANCORP

                                       AND

                        CAPITOL THRIFT & LOAN ASSOCIATION

                               SECOND RESTATEMENT
                                       OF
                 AGREEMENT AND PLAN OF REORGANIZATION AND MERGER


        This Second Restatement of AGREEMENT AND PLAN OF REORGANIZATION AND MERGER (the "Agreement") is entered into as of June 22, 1999 (as amended on
September  3,  1999 and  November  __,  1999) by and  among  GLOBAL  BANCORP,  a
California  corporation  ("GLOBAL"),   CAPITOL  THRIFT  &  LOAN  ASSOCIATION,  a
California industrial loan corporation ("CAPITOL") which is a wholly-owned subsidiary of GLOBAL, HUMBOLDT BANCORP, a California corporation ("BANCORP"), and HUMBOLDT BANK, a California state-chartered bank ("BANK"), which is a wholly-owned subsidiary of BANCORP.


                                           RECITALS:

        WHEREAS, the respective Boards of Directors of GLOBAL, CAPITOL, BANCORP and BANK have determined that it is in the best interests of GLOBAL and BANCORP and their respective shareholders for GLOBAL to be merged with and into BANCORP, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the California Corporations Code and other applicable laws;

        WHEREAS, in order to facilitate the merger of GLOBAL with and into BANCORP, BANCORP shall create HB Merger Company ("HBMC") which shall be merged with and into GLOBAL, with GLOBAL as the surviving corporation (the "Interim Merger"), which shall be immediately followed by the adoption of a plan of liquidation by BANCORP of its subsidiary GLOBAL to be effected by means of a merger of GLOBAL into BANCORP (the "BANCORP Merger").

        WHEREAS, each of the Boards of Directors of GLOBAL, CAPITOL, BANCORP and BANK have approved this Agreement and the transactions contemplated hereby;

        WHEREAS, GLOBAL's Board of Directors has resolved to recommend approval of the merger of HBMC with and into GLOBAL followed by the adoption of a plan of liquidation of GLOBAL to be effected by means of a merger of GLOBAL into BANCORP;

        WHEREAS, in conjunction with execution of this Agreement by the parties, CAPITOL and BANK have entered into a Purchase of Assets and Assumption of Liabilities Agreement whereunder CAPITOL will sell to BANK and BANK will purchase from CAPITOL, immediately prior to the Interim Merger, one branch office of CAPITOL and the assets and liabilities identified with such branch offices (the "Branch Purchase Agreement") attached to this Agreement as Exhibit A.

        WHEREAS, BANCORP's Board of Directors has approved a resolution to increase the capital accounts of BANCORP and BANK through a public offering of BANCORP common stock in order to consummate the transactions contemplated by this Agreement;

        WHEREAS, the Interim Merger and the BANCORP Merger require certain shareholder and regulatory approvals and may be effected only after the necessary approvals have been obtained;

        WHEREAS, for federal income tax purposes, it is intended that the Interim Merger will qualify as a "qualified stock purchase" under Section 338(d) of the Internal Revenue Code of 1986, as amended (the "IRC") and the BANCORP Merger will qualify as tax free liquidations under Section 332 of the IRC, as set forth in Revenue Ruling 90-95, 1990-2 C.B.67;

        WHEREAS, upon the consummation of the BANCORP Merger, CAPITOL shall be as a wholly-owned subsidiary of BANCORP; and

        WHEREAS, BANCORP's Board of Directors has resolved to recommend approval after the Interim Merger, the adoption of a plan of liquidation of GLOBAL to be effected by means of a merger of GLOBAL with and into BANCORP with BANCORP as the surviving corporation.

        NOW,   THEREFORE,   in   consideration   of  these   premises   and  the
representations, warranties and agreements herein contained, GLOBAL, CAPITOL, BANCORP and BANK hereby agree as follows:


                                    ARTICLE 1.  DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

        "Acquisition Event" shall mean any of the following:

     (a) Prior to the termination of this Agreement, GLOBAL shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or shall have entered or announced an intention to enter into a letter of intent, an agreement-in-principle or a definitive agreement with any Person (other than BANCORP or any of its Subsidiaries) to effect, an Acquisition Transaction. As used herein, the term "Acquisition Transaction" shall mean (i) a merger, consolidation or similar transaction involving GLOBAL or any of its Subsidiaries (other than internal mergers, reorganizations, consolidations or dissolutions involving only existing Subsidiaries), (ii) the disposition, by sale, lease, exchange, dissolution or liquidation, or otherwise, of all or substantially all of the assets of GLOBAL or any asset or assets of GLOBAL the disposition or lease of which would result in a material change in the business or business operations of GLOBAL; or (iii) the issuance, other than pursuant to outstanding stock options, sale or other disposition by GLOBAL (including, without limitation, by way of merger, consolidation, share exchange or any similar transaction) of shares of GLOBAL Common Stock or other Equity Securities, or the grant of any option, warrant or other right to acquire shares of GLOBAL Common Stock or other Equity Securities, representing directly, or on an as-exercised, as-exchanged or as-converted basis (in the case of options, warrants, rights or exchangeable or convertible Equity Securities), 15% or more of the voting securities of GLOBAL; 2

     (b) The approval by GLOBAL shareholders, or the consummation by GLOBAL, of any Acquisition Transaction as described in Subsection (a) of this Paragraph within a period of one hundred eighty (180) days following:
          (i) the termination of this Agreement by BANCORP pursuant to Sections 8.1.3, 8.1.5, 8.1.7, or 8.1.8.

        "Acquisition Proposal" shall have the meaning given such term in Section
         6.2.5.

        "Affected Party" shall have the meaning given to it in Section 5.7.

        "Affiliate" or "affiliate" shall mean, with respect to any other Person, any Person that, directly or indirectly, controls or is controlled by or is under common control with such Person.

        "Affiliate Agreements" shall have the meaning given to such term in
         Section 5.3.3.

        "BANCORP" shall mean Humboldt Bancorp.

        "BANCORP Common Stock" shall mean the common stock, no par value per share, of BANCORP.

        "BANCORP Filings" shall have the meanings given such term in Section 4.6.1.

        "BANCORP Financial Statements" shall mean the financial statements of BANCORP for the year ended December 31, 1998.

        "BANCORP Market Value Per Share" shall mean the price of the last trade of BANCORP Common Stock prior to the Effective Time.

        "BANCORP Merger" shall have the meaning given such term in Section 2.1.

        "BANCORP  Merger  Agreement"  shall have the meaning  given such term in
         Section 2.1.

        "BANCORP Note" shall have the meaning given such term in Section 2.8.

        "BANCORP  Public  Offering"  shall mean the public  offering  of BANCORP
         Common Stock.

        "BANCORP Stock Plans" shall have the meaning set forth in Section 4.5.

        "BANK" shall mean Humboldt Bank.

        "Benefit  Arrangement" shall have the meaning given such term in Section
         3.21.4.

        "BHCA" shall mean the Bank Holding Company Act of 1956, as amended.

        "Branch Purchase" shall mean the purchase of one branch and related assets and assumption of certain liabilities of Capitol by Bank.

        "Branch Purchase Agreement" shall mean the Purchase of Assets and Assumption of Liabilities Agreement between Bank and Capitol whereby Bank shall purchase one branch office and related assets and assume certain liabilities of Capitol immediately prior to the Interim Merger.

        "Branch Purchase Effective Time" shall mean the time of consummation of the Branch Purchase which shall be immediately prior to the Effective Time.

        "Business Day" shall mean any day, other than a Saturday, Sunday or any other day, such as a legal holiday, on which California state banks in California are not open for substantially all their banking business.

        "California  Corporations Code" shall mean the General Corporation Law
        of the State of   California.

        "CAPITOL" shall mean Capitol Thrift & Loan Association.

        "California Financial Code" shall mean the Financial Code of the State of California.

        "Cash Merger Price" shall mean the total shareholders' equity for GLOBAL as of the Determination Date (after expensing or accruing of GLOBAL'S Costs Associated With the Transaction), provided however, if at least $6,000,000 of BANCORP Common Stock has not been subscribed in the BANCORP Offering by March 7, 2000, then the Cash Merger Price shall mean the total shareholders' equity for GLOBAL as of the Determination Date (after expensing or accruing of GLOBAL'S Costs Associated With the Transaction) plus $200,000.

        "Cash Per Share Merger Price" shall mean the Cash Merger Price divided by the total number of shares of GLOBAL Common Stock outstanding at the Closing Date.

        "CDFI" shall mean the California Department of Financial Institutions.

        "Classified Assets" shall have the meaning given to such term in Section 6.1.15.

        "Closing" shall have the meaning given to such term in Section 2.1.

        "Closing Date" shall have the meaning given to such term in Section 2.1.

        "Closing Schedules" shall have the meaning given to such term in Section 5.7.

        "Commissioner" shall mean the Commissioner of Financial Institutions of the State of California.

        "Default" shall mean, as to any party to this Agreement, a failure by such party to perform, in any material respect, any of the agreements or covenants of such party contained in Articles 5 or 6.

        "Determination Date" shall mean the last business day of the calendar month immediately preceding the calendar month in which the Effective Time occurs.

        "Director Shareholder Agreement" shall have the meaning given such term in Section 7.2.10.

        "Dissenting Shares" shall mean shares of GLOBAL Common Stock which come within all of the descriptions set forth in Subparagraphs (1), (2), (3) and (4) of Paragraph (a) of Section 1300 of the California Corporations Code.

        "Dissenting Shareholder Notices" shall mean the notice required to be given to record holders of Dissenting Shares pursuant to Paragraph (a) of Section 1301 of the California Corporations Code.

        "Effective Time" shall have the meaning given such term in Section 2.1.

        "Employee  Plan"  shall  have the  meaning  given  such term in  Section
        3.21.3.

        "Environmental Laws" shall mean and include any and all laws, statutes, ordinances, rules, regulations, orders, or determinations of any Governmental Entity pertaining to health or to the environment, including, without limitation, the Clean Air Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Federal Water Pollution Control Act Amendments, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), the Hazardous Materials Transportation Act of 1975, as amended, the Safe Drinking Water Act, as amended, and the Toxic Substances Control Act, as amended.

        "Equity Securities" shall have the meaning given to such term in the Exchange Act.

        "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

        "Escrow  Adjusted  Value"  shall  have the  meaning  given  such term in
         Section 2.6.2 (iv).

        "Escrow Merger Price" shall mean the Merger Price less the Cash Merger
         Price.

        "Escrow Payment Date" shall mean the earlier of January 30, 2002 or sixty days from the occurrence of a Material Adverse Effect with respect to BANCORP and its subsidiaries taken as a whole, but in no case shall the Escrow Payment Date be earlier than January 31, 2001.

        "Escrow Per Share Merger Price" shall mean the Escrow Adjusted Value divided by the total number of Shares of GLOBAL Common Stock outstanding at the Closing Date.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

        "Exchange Agent" shall mean Illinois Stock Transfer Company, or such other Person as BANCORP shall have appointed to perform the duties set forth in Section 2.8.

        "FDIC" shall mean the Federal Deposit Insurance Corporation.

        "Federal Reserve Board" shall mean the Board of Governors of the Federal
         Reserve System.

        "GAAP" shall mean generally accepted accounting principles.

        "GLOBAL" shall mean Global Bancorp.

        "GLOBAL Certificates" shall have the meaning given such term in Section 2.8.1.

        "GLOBAL Collateralizing Real Estate" shall have the meaning given to such term in Section 3.23.1.

        "GLOBAL Common Stock" shall mean the common stock, no par value, of GLOBAL.

        "GLOBAL's Costs Associated With the Transaction" shall mean all legal, accounting and professional costs incurred or to be incurred by GLOBAL for the merger transactions contemplated by this Agreement up to the Closing Date (including investment banking fees) which have not been paid or accrued by GLOBAL by the Determination Date, provided further that GLOBAL shall not be required to expense or accrue up to $150,000 of legal and/or accounting costs incurred by GLOBAL and associated with the transaction and identified with preparation of the Proxy Statement/Prospectus for GLOBAL or the BANCORP Public Offering.

        "GLOBAL  Fairness  Opinion" shall have the meaning given to such term in
        Section 7.3.5.

        "GLOBAL  Filings"  shall  have the  meaning  given  such term in Section
        3.6.1.

        "GLOBAL Financial Statements" shall have the meaning given to such term in Section 3.7.3.

        "GLOBAL Material Adverse Event" shall have the meaning given to such term in Section 8.1.8.

        "GLOBAL Properties" shall have the meaning given to such term in Section 3.23.1.

        "GLOBAL Shareholder Committee" shall have the meaning given such term in
        Section 9.1.

        "GLOBAL  State  Documents"  shall have the meaning given to such term in
        Section 3.6.2.

        "GLOBAL Stock Options" shall mean any options to purchase any shares of GLOBAL Common Stock or any other Equity Securities of GLOBAL granted on or prior to the Effective Time, whether pursuant to the GLOBAL Stock Option Plan or otherwise.

        "GLOBAL Stock Option Plan" shall mean GLOBAL's written Stock Option Plan as described in Schedule 3.5 and 3.24 hereto.

        "Governmental Entity" shall mean any court, federal, state, local or foreign government or any administrative agency or commission or other governmental authority or instrumentality whatsoever.

        "Hazardous Substances" shall have the meaning given such term in Section 3.23.4.

        "HBMC" shall mean HB Merger Company.

        "Interim Merger" shall have the meaning given such term in Section 2.1.

        "Interim  Merger  Agreement"  shall have the meaning  given such term in
        Section 2.1.

        " Interim Surviving Corporation" shall have the meaning given such term in Section 2.1.

        "IRC" shall mean the Internal Revenue Code of 1986, as amended.

        "Knowledge" shall mean, with respect to any representation or warranty contained in this Agreement; the actual knowledge, after reasonable inquiry, of any director or executive officer of GLOBAL or BANCORP.

        "Last Regulatory Approval" shall mean the final Requisite Regulatory Approval required, from any Governmental Entity under applicable federal laws of the United States and laws of any state having jurisdiction over the Merger, to permit the parties to consummate the Merger.

        "Loan Loss" as set forth in Section 2.6.2 shall mean (i) a writedown of an existing loan or the establishment of a specific reserve for an existing loan required by either the CDFI or the FDIC, (ii) a writedown of an existing loan or the establishment of a specific reserve for an existing loan required by outside third party loan review, (iii) the net loss from the sale, which sale must be conducted in a reasonable manner and with 15 days prior notice to the GLOBAL Shareholder Committee, of an existing loan at a price less than book value, (iv) the net loss from the conversion of an existing loan, that is or becomes a nonperforming loan, to other real estate owned which requires a writedown of the value of the property below the carrying value of such loan, or (v) the net loss from the sale of other real estate owned which was a loan of CAPITOL as of the Effective Time. For the purposes of this definition the outside third party loan review shall be performed no more than once per year by such outside party reasonably acceptable to the parties.

        "Material Adverse Effect" shall mean a material adverse effect: (i) on the business, assets, results of operations, financial condition or prospects of a Person and its subsidiaries, if any, taken as a whole (unless specifically indicated otherwise); or (ii) on the ability of a Person that is a party to this Agreement to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

        "Mergers" shall have the meaning set forth in Section 2.1.

        "Merger Agreements" shall have the meaning given to such term in Section 2.1.

        "Merger Price" shall mean $16,500,000.

        "New Certificates" shall have the meaning given to such term in Section 2.8.1.

        "OREO" shall have the meaning given to such term in Section 3.13.

        "Perfected Dissenting Shares" shall mean Dissenting Shares as to which the recordholder has made demand on GLOBAL in accordance with Paragraph
        (b) of Section 1301 of the California Corporations Code and has not withdrawn such demand prior to the Effective Time.

        "Per Share Merger Price" shall mean the sum of the Cash Per Share Merger Price and the Escrow Per Share Merger Price.

        "Persons"  or   "persons"   shall  mean  an   individual,   corporation,
        partnership, limited liability company, joint venture, trust or unincorporated organization, Governmental Entity or any other legal entity whatsoever.

        "Proxy Statement/Prospectus" shall have the meaning given to such term in Section 3.7.2.

        "Registration  Statements"  shall have the meaning given to such term in
         Section 3.7.2.

        "Regulatory Authority" shall mean any Governmental Entity, the approval of which is legally required for consummation of the Merger.

        "Requisite Regulatory Approvals" shall have the meaning set forth in
        Section 7.1.2.

        "Returns" shall mean all returns, declarations, reports, statements, declarations of estimate taxes, claims or refunds, and other documents required to be filed with respect to federal, state, local and foreign Taxes including any schedule or attachment thereto and any amendment thereof, and the term "Return" means any one of the foregoing Returns.

        "SEC" shall mean the Securities and Exchange Commission.

        "Securities Act" shall mean the Securities Act of 1933, as amended.

        "Subsidiary" shall mean, with respect to any corporation (the "parent"), any other corporation, association or other business entity of which more than 50% of the shares of the Voting Stock are owned or controlled, directly or indirectly, by the parent or by one or more Subsidiaries of the parent, or by the parent and one or more of its Subsidiaries.

        "Superior Proposal" shall have the meaning given to such term in Section
         6.2.5.

        "Surviving  Corporation"  shall have the  meaning  given to such term in
        Section 2.1.

        "Taxes" shall mean all federal, state, local and foreign net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties, or other taxes, together with any interest and any penalties, additions to tax, or additional amounts with respect thereto, and the term "Tax" means any one of the foregoing Taxes.

        "Tax Filings" shall mean any applications, reports, statements or other Returns required to be filed with any local, state or federal Governmental Entity before the Mergers may become effective, including, but not limited to, any filing required to be made with the California Franchise Tax Board to obtain a Tax Clearance Certificate for the Mergers.

        "Understanding" shall have the meaning set forth in Section 6.1.5.

        "Voting Securities" or "Voting Stock" shall mean the stock or other securities or any other interest entitling the holders thereof to vote in the election of the directors, trustees or Persons performing similar functions of the Person in question, including, without limitation, nonvoting securities that are convertible or exchangeable into voting securities, but shall not include any stock or other interest so entitling the holders thereof to vote only upon the happening of a contingency (other than a conversion or exchange thereof into voting securities), whether or not such contingency has occurred.


                             ARTICLE 2. THE MERGERS

        Section 2.1 The Mergers. Subject to the terms and conditions of this Agreement, as promptly as practicable following the receipt of the Last
Regulatory Approval and the expiration of all applicable waiting periods, HBMC shall be merged with and into GLOBAL with GLOBAL as the Interim Surviving Corporation pursuant to the agreement of merger attached to the Agreement as
Exhibit 2.1 (A) (the "Interim  Merger  Agreement")  and in  accordance  with the applicable provisions of the California Corporations Code (the "Interim Merger"). Immediately following the Interim Merger, BANCORP will adopt a plan of liquidation whereby GLOBAL will be merged with and into BANCORP with BANCORP being the Surviving Corporation, all pursuant to the agreement of merger attached to this Agreement as Exhibit 2.1 (B) (the "BANCORP Merger Agreement") and in accordance with the applicable provisions of the California Corporations Code (the "BANCORP Merger"). When used in this Agreement, the term "Mergers" shall mean the Interim Merger and BANCORP Merger, and "Merger Agreements shall mean the Interim Merger Agreement and BANCORP Merger Agreement. The closing of the Mergers (the "Closing") shall take place at a location and time and Business Day to be designated by BANCORP and reasonably concurred to by GLOBAL (the "Closing Date") which shall not, however, be later than ten (10) Business Days after receipt of the Last Regulatory Approval, expiration of all applicable waiting periods and the completion of BANCORP Public Offering. The Mergers shall be effective when the last of the Merger Agreements (together with any other documents required by law to effectuate the Mergers) shall have been filed with the Secretary of State of the State of California. When used in this Agreement, the term "Effective Time" shall mean the time of filing of the last of the Merger Agreements with the Secretary of State, "Interim Surviving Corporation" shall mean GLOBAL, and "Surviving Corporation" shall mean BANCORP.

        Section 2.2 Effect of Mergers. By virtue of the Mergers and at the Effective Time, all of the rights, privileges, powers and franchises and all property and assets of every kind and description of GLOBAL shall be vested in and be held and enjoyed by the Surviving Corporation, without further act or deed, and all the estates and interests of every kind of GLOBAL, including all debts due, shall be as effectively the property of the Surviving Corporation as they were of GLOBAL immediately prior to the Effective Time, and the title to any real estate vested by deed or otherwise in GLOBAL shall not revert or be in any way impaired by reason of the Mergers; and all rights of creditors and liens upon any property of GLOBAL shall be preserved unimpaired and all debts, liabilities and duties of GLOBAL shall be debts, liabilities and duties of the Surviving Corporation and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it, and none of such debts, liabilities or duties shall be expanded, increased, broadened or enlarged by reason of the Mergers.

        Section 2.3 Articles of Incorporation. The Articles of Incorporation of BANCORP in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until amended and the name of the Surviving Corporation shall be "Humboldt Bancorp."

        Section 2.4  (Reserved).

        Section 2.5 Cancellation of GLOBAL Stock Options. At the Effective Time, all outstanding rights with respect to GLOBAL Common Stock pursuant to stock options under the GLOBAL Stock Option Plan which have not been exercised shall be canceled. BANCORP will not assume any stock options under the GLOBAL Stock Option Plan.

        Section 2.6  Conversion of GLOBAL Common Stock.

               2.6.1 Each share of GLOBAL Common Stock shall be converted at the Effective Time into and become the right to receive cash equal to the Cash Per Share Merger Price and an interest in the BANCORP Note with the right to receive at the Escrow Payment Date, in cash and/or BANCORP Common Stock, the Escrow Per Share Merger Price, subject to adjustment as provided in any other section of this Agreement; provided, however, that the shares held by any shareholder who properly exercises dissenters' rights provided under the California Corporations Code, shall not be so converted and in lieu of such conversion shall be treated in accordance with the provisions of the California Corporations Code. The total consideration to be delivered by BANCORP to the Exchange Agent, at the Effective Time, shall not exceed the Merger Price.

               2.6.2 Escrow Merger Price. The Escrow Merger Price to be paid under the provisions of Section 2.6.1 shall be subject to the following terms and conditions:

                      (i) The Escrow Merger Price shall be entitled to interest commencing as of the Determination Date and until the Escrow Payment Date at the rate of eight percent (8%) of the Escrow Merger Price, as adjusted pursuant to Section 2.6.2 per annum, payable in cash to the Exchange Agent on a semi-annual basis on April 15 and October 15.

                      (ii) The Escrow Merger Price shall be adjusted downward on a quarterly basis at the end of each quarter to the extent an adjustment is required to reflect the effect of: (a) any Loan Loss on the Church Loan portfolio identified on Schedule 2.6.2(a) up to a maximum of $1,024,000; (b) any Loan Loss on the Residential Loan portfolio identified on Schedule 2.6.2(b) up to a maximum of $1,420,000; (c) any Loan Loss on the FHA Title I Loan portfolio identified on Schedule 2.6.2(c) up to a maximum of $500,000; (d) any Loan Loss on the Miscellaneous Loan portfolio identified on Schedule 2.6.2(d) up to a maximum of $109,000; (e) ninety percent (90%) of any Loan Loss on any of the Commercial Loans identified on Schedule 2.6.2(e) up a maximum of $5,520,000; (f) costs of litigation of any type, inclusive of
        attorneys'  fees and  settlements,  resulting  from    GLOBAL's and or
        CAPITOL's actions or those of its directors, officers, employees or agents, which litigation was in existence prior to the Effective Time; (g) writedowns for any accounting adjustments required by BANCORP's certified public accountants for the December 31, 1999 audited financial statements of BANCORP which shall be issued no later than April 30, 2000 to bring the financial statements of GLOBAL and or CAPITOL as of the Determination Date into conformity with generally accepted accounting principles; (h) any losses on sale of other real estate owned on the books of CAPITOL at the Branch Purchase Effective Time;

        (i) costs of the Mergers incurred by GLOBAL and or CAPITOL and not expended or properly accrued by GLOBAL and or CAPITOL prior to the Determination Date; (j) any of the above-described losses, net of any recoveries, incurred by GLOBAL and or CAPITOL from the Determination Date to the Effective Time; and (k) any and all expenses of the Global Shareholders Committee as provided by Section 9.1.

     (iii) The Escrow Merger Price shall be adjusted upward on a quarterly basis at the end of each quarter to the extent an adjustment is required hereby to reflect the effect of (a) any recoveries on any loans of CAPITOL, up to 30 days prior to the Escrow Payment Date for which there has been a Loan Loss under Sections 2.6.2(ii)(a-d), (b) ninety percent (90%) of any recoveries on any loans of CAPITOL, up to 30 days prior to the Escrow Payment Date, for which there has been a Loan Loss under Section 2.6.2(ii)(e), (c) any interest due on the Escrow Merger Price that has not been paid in cash prior to the Escrow Payment Date and
(d) writeups for any accounting adjustments required by Bancorp's certified public accountants for the December 31, 1999 audited financial statements of Bancorp which shall be issued no later than April 30, 2000 to bring the financial statements of GLOBAL and CAPITOL as of the Determination Date into conformity with generally accepted accounting principles.

     (iv) The Escrow Adjusted Value shall mean the Escrow Merger Price adjusted pursuant to Section 2.6.2(ii) and Section 2.6.2(iii).

     (v) The Escrow Adjusted Value shall be paid by BANCORP on Escrow Payment Date which shall be distributed to the former GLOBAL shareholder in the form of the Escrow Per Share Merger Price. The Escrow Per Share Merger Price shall be paid in cash and BANCORP Common Stock through the Exchange Agent provided, however, that BANCORP shall not be required to deliver to the Exchange Agent more than two million dollars ($2,000,000) of the Escrow Merger Price in shares of BANCORP Common Stock which shall be valued at the BANCORP Market Value Per Share plus seven percent (7%) and adjusted for stock splits and stock dividends that occur after November 1, 1999.

     (vi) In the event that BANCORP and the GLOBAL Shareholders Committee as provided for in Section 9.1 cannot agree on the Escrow Adjusted Value, BANCORP and the representative of GLOBAL shall each select an outside third party expert who shall select an additional third party expert to determine the Escrow Adjusted Value. The decision of the additional outside third party expert shall be final and binding upon the parties.

     (vii) Except as provided in this section, BANCORP and BANK shall have no rights of any kind whatsoever whether by offset of otherwise in or to the Escrow Merger Price for any claim, loss or damage asserted against GLOBAL or CAPITOL or their respective shareholders, directors, officers, and agents.

     (viii) BANCORP, to the extent possible, will provide a minimum of fifteen days notice to the Global Shareholders Committee, as provided for in Section 9.1, of any adjustments to the Escrow Merger Price under Section 2.6.2 (ii).

        Section 2.7 Fractional Shares. No fractional shares of BANCORP Common Stock shall be issued as part of the Escrow Per Share Merger Price. Shareholders will be entitled to cash equal to the fractional share multiplied by the BANCORP Market Value Per Share.

        Section 2.8 Exchange Procedures. On or as soon as practicable after the Effective Time BANCORP will deliver to the Exchange Agent, (i) cash equal to the Cash Merger Price and (ii) a promissory note issued by BANCORP equal to the Escrow Merger Price ("BANCORP Note").

               2.8.1 Upon surrender to the Exchange Agent for cancellation of one or more certificates for shares of GLOBAL Common Stock ("GLOBAL Certificates"), accompanied by a duly executed letter of transmittal in proper form, the Exchange Agent shall, as promptly as practicable thereafter, deliver to each holder of such surrendered GLOBAL Certificates, check(s) for payment of the Cash Per Share Merger Price and certificate(s) of interest representing such holder's interest in the BANCORP Note. In no event shall the holders of GLOBAL Certificates be entitled to receive interest on cash amounts due them hereunder.

               2.8.2 Until a GLOBAL Certificate has been surrendered and exchanged as herein provided, each share of GLOBAL Common Stock represented by such GLOBAL Certificate shall represent, on and after the Effective Time, the right to receive the Per Share Merger Price.

               2.8.3 Notwithstanding anything to the contrary set forth in Sections 2.8.2 hereof, if any holder of GLOBAL Common Stock shall be unable to surrender such holder's GLOBAL Certificates because such GLOBAL Certificates have been lost or destroyed, such holder may deliver in lieu thereof an affidavit and indemnity bond in form and substance and with surety satisfactory to the Exchange Agent and BANCORP.

               2.8.4 After the Effective Time, there shall be no further registration of transfers of the shares of GLOBAL Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, GLOBAL Certificates representing such shares of GLOBAL Common Stock are presented to BANCORP, they shall be canceled and exchanged for the Per Share Merger Price as provided in this Article 2.

               2.8.5 After the Effective Time, BANCORP shall pay in cash to a paying agent for the benefit of former GLOBAL Shareholders or pay directly to such former GLOBAL Shareholders, the interest required on the Escrow Merger Price under Section 2.6.2(i).

        Section 2.9  Exchange Procedures for Escrow Adjusted Value.

               2.9.1 Prior to the Escrow Payment Date there will be forwarded to all former GLOBAL shareholders a letter of transmittal and election form whereby each former GLOBAL shareholder shall elect to exchange the interest in the BANCORP Note in the form of cash or BANCORP Common Stock at the BANCORP Market Value Per Share plus seven percent (7%) adjusted for stock splits and stock dividends. If no election is made then such former GLOBAL shareholder shall receive only cash. BANCORP shall not be required to deliver more than two million dollars ($2,000,000) of the Escrow Merger Price in shares of BANCORP Common Stock which shall be valued at the BANCORP Market Value Per Share plus seven percent (7%) adjusted for stock splits and stock dividends. If required, there shall be pro-rated the amount of cash and BANCORP Common Stock to each former GLOBAL shareholder as provided herein, except that no former GLOBAL shareholder will be required to take any consideration for the interest in the BANCORP Note except cash.

               2.9.2 On or as soon as practicable after the Escrow Payment Date, BANCORP will deliver to the Exchange Agent in exchange for the BANCORP Note, cash and BANCORP Common Stock equal to the Escrow Adjusted Value. Any cash delivered to the Exchange Agent pursuant to this Section 2.9 and not distributed as of September 30, 2002 shall be returned to BANCORP. No interest will be paid to former GLOBAL shareholders from cash deposited with the Exchange Agent pursuant to this Section 2.9.

        Section 2.10 Board of Directors of BANCORP and CAPITOL following the Effective Time. At the Effective Time, the Board of Directors and officers of BANCORP shall be directors and officers of BANCORP after the Effective Time. At the Effective Time, the Board of Directors of CAPITOL shall be comprised of the Board of Directors of BANCORP. At the Effective Time, the officers of CAPITOL shall be officers of CAPITOL.


                    ARTICLE 3. REPRESENTATIONS AND WARRANTIES
                              OF GLOBAL AND CAPITOL

GLOBAL and CAPITOL represent and warrant to BANCORP and BANK as follows:

        Section 3.1 Organization; Corporate Power; Etc. GLOBAL is a California corporation duly organized validly existing and in good standing under the laws of the State of California and have all requisite corporate power and authority to own, lease and operate its respective properties and assets and to carry on its respective business substantially as it is being conducted on the date of this Agreement. CAPITOL is a California state-chartered industrial loan company duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business substantially as it is being conducted on the date of this Agreement. GLOBAL and CAPITOL have all requisite corporate power and authority to enter into this Agreement and, subject to obtaining all Requisite Regulatory Approvals and GLOBAL's shareholder approval, GLOBAL and CAPITOL will have the requisite corporate power and authority to perform its obligations hereunder with respect to the consummation of the transactions contemplated hereby. CAPITOL is authorized by the CDFI to conduct a general industrial loan business. CAPITOL is not a member of the Federal Reserve System. CAPITOL's deposits are insured by the FDIC in the manner and to the full extent provided by law. CAPITOL maintains and operates branch offices only in the State of California. Neither the scope of the business of GLOBAL, or any Subsidiary of GLOBAL, nor the location of any of their respective properties, requires that GLOBAL or any of its respective Subsidiaries be licensed orqualified to conduct business in any jurisdiction other than the State of California, where the failure to be so licensed and qualified would have a Material Adverse Effect on GLOBAL taken as a whole.

        Section 3.2 Licenses and Permits. Except as disclosed on Schedule 3.2, GLOBAL and its Subsidiaries have all material licenses, certificates, franchises, rights and permits that are necessary for the conduct of their respective businesses, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a Material Adverse Effect on GLOBAL or CAPITOL or on the ability of GLOBAL or CAPITOL to consummate the transactions contemplated by this Agreement. The properties, assets, operations and businesses of GLOBAL and those of its Subsidiaries, are and have been maintained and conducted, in all material respects, in compliance with all applicable licenses, certificates, franchises, rights and permits.

        Section 3.3 Subsidiaries. Other than as set forth on Schedule 3.3, there is no corporation, partnership, joint venture or other entity in which GLOBAL or CAPITOL owns, directly or indirectly (except as pledgee pursuant to loans or stock or other interest held as the result of or in lieu of foreclosure pursuant to pledge or other security arrangement) any equity or other voting interest or position.

        Section 3.4  Authorization of Agreement; No Conflicts.

               3.4.1 The execution and delivery of this Agreement and the Merger Agreements by GLOBAL and CAPITOL, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of GLOBAL and CAPITOL, subject only to the approval of this Agreement, the Merger Agreements and the Merger by GLOBAL's shareholders. This Agreement has been duly executed and delivered by GLOBAL and CAPITOL and constitutes a legal, valid and binding obligation of GLOBAL and CAPITOL, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. The Merger Agreements, upon the receipt of all Requisite Regulatory Approvals and the due execution and filing of such Merger Agreements in accordance with the applicable provisions of the California Corporations Code, will constitute a legal, valid and binding obligation of GLOBAL and CAPITOL, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles.

               3.4.2 Except as disclosed on Schedule 3.4, the execution and delivery of this Agreement and the Merger Agreements, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with, or result in any violation of or default or loss of a material benefit under, any provision of the Articles of Incorporation or Bylaws of GLOBAL and CAPITOL, or except for the necessity of obtaining Requisite Regulatory Approvals and approval of a majority vote of the shareholders of GLOBAL, any material mortgage, indenture, lease, agreement or other material instrument or any permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to GLOBAL and CAPITOL or any of its assets or properties, other than any such conflict, violation, default or loss which (i) will not have a Material Adverse Effect on GLOBAL, CAPITOL or BANCORP following consummation of the Mergers; or (ii) will be cured or waived prior to the Effective Time. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required in connection with the execution and delivery of this Agreement or the Merger Agreements by GLOBAL and CAPITOL or the performance by GLOBAL and CAPITOL of its obligations hereunder and thereunder, except for (a) filings required in order to obtain the Requisite Regulatory Approvals; (b) the filing and approval of the Merger Agreements with the Secretary of the State of California; (c) consummation of the Branch Purchase; (d) Tax Filings; and (e) as set forth in
Schedule 3.4.

        Section 3.5 Capital Structure. The authorized capital stock of GLOBAL consists of 1,200,000 shares of GLOBAL Common Stock, no par value per share and 600,000 shares of GLOBAL Preferred Stock, no par value. No GLOBAL Preferred Stock has been issued. On the date of this Agreement, 670,850 shares of GLOBAL Common Stock were outstanding, and 35,750 shares of GLOBAL Common Stock were reserved for issuance pursuant to outstanding GLOBAL Stock Options under the GLOBAL Stock Option Plan. On the Effective Date GLOBAL shall have no more than 706,600 shares of GLOBAL Common Stock outstanding and all stock options under the GLOBAL Stock Option Plan that have not been exercised will be canceled. All outstanding shares of GLOBAL Common Stock are validly issued, fully paid and nonassessable and do not possess any preemptive rights and were not issued in violation of any preemptive rights or any similar rights of any Person. CAPITOL has 175,000 shares of common stock, no par value per share, outstanding, all of which are owned by GLOBAL. Except for outstanding GLOBAL Stock Options under the GLOBAL Stock Option Plan, GLOBAL and CAPITOL do not have outstanding any options, warrants, calls, rights, commitments, securities or agreements of any character to which GLOBAL and CAPITOL is a party or by which it is bound obligating GLOBAL and CAPITOL to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of GLOBAL and CAPITOL or obligating GLOBAL and CAPITOL to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

        Section 3.6 GLOBAL Filings.

               3.6.1 Since January 1, 1996, GLOBAL and its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (a) the Federal Reserve Board or any Federal Reserve Bank; (b) the Commissioner or Commissioner of the Department of Corporations; (c) the FDIC; and (d) any other applicable federal, state or local governmental or regulatory authority. All such reports, registrations and filings, and all reports sent to GLOBAL's shareholders during the three-year period ended December 31, 1998 (whether or not filed with any Regulatory Authority), are collectively referred to as the "GLOBAL Filings. Except to the extent prohibited by law, copies of the GLOBAL Filings have been made available to BANCORP. As of their respective filing or mailing dates, each of the past GLOBAL Filings (a) was true and complete in all material respects (or was amended so as to be so promptly following discovery of any discrepancy); and (b) complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the governmental or regulatory authority with which it was filed (or was amended so as to be so promptly following discovery of any such noncompliance) and none contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The GLOBAL Financial Statements, together with the financial statements contained in the GLOBAL Filings have been prepared in accordance with GAAP, or applicable regulatory accounting principles, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount) the financial position of GLOBAL as of the dates thereof and the results of its operations, cash flows and changes in shareholders' equity for the periods then ended.

               3.6.2 GLOBAL and its subsidiaries have timely filed each report, schedule and amendments to each of the foregoing since January 1, 1996 that GLOBAL and CAPITOL were required to file with the Commissioner or Commissioner of the Department of Corporations and the FDIC (the "GLOBAL State Documents"), all of which have been made available to BANCORP. As of their respective dates, the GLOBAL State Documents complied in all material respects with the applicable requirements of the California Financial Code and the Federal Deposit Insurance Act, as the case may be, and the rules and regulations of the Commissioner or Commissioner of the Department of Corporations and the FDIC thereunder applicable to such GLOBAL State Documents, and none of the GLOBAL State Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of GLOBAL included in the GLOBAL Filings comply in all material respects with applicable regulatory accounting requirements and with the published rules and regulations of the Commissioner (as applicable) with respect thereto, and have been prepared in accordance with GAAP, or applicable regulatory accounting principles, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by regulations of the Commissioner) and fairly present (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount) the financial position of GLOBAL as of the dates thereof and the results of its operations and cash flows for the periods then ended.

        Section 3.7  Accuracy of Information Supplied.

               3.7.1 No representation or warranty of GLOBAL and CAPITOL contained herein or any statement, schedule, exhibit or certificate given or to be given by or on behalf of GLOBAL or any of its Subsidiaries, to BANCORP in connection herewith and none of the information supplied or to be supplied by GLOBAL or its Subsidiaries to BANCORP hereunder contains or will contain any untrue statement of material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

               3.7.2  None of the  information  supplied  or to be  supplied  by
GLOBAL or relating to GLOBAL which is included or  incorporation by reference in
(i) the Registration Statement on Form S-1 to be filed with the SEC by BANCORP in connection with the BANCORP Public Offering of common stock and the Registration Statement on Form S-4 to be filed with the SEC by BANCORP in connection with the issuance of shares of BANCORP Common Stock in the merger of GLOBAL with and into BANCORP (including the Proxy Statement of GLOBAL and the Prospectus of BANCORP ("Proxy Statement/Prospectus") constituting a part thereof), (the Registration Statement on Form S-1 and the Registration Statement on Form S-4 are collectively referred to herein as the "Registration Statements") will, at the time that each of the Registration Statements become effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at all times from the date of mailing to shareholders of GLOBAL through the date of the meeting of shareholders of GLOBAL to be held in connection with the Mergers, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) the applications and forms to be filed with securities or "blue sky" authorities, self regulatory authorities, or any Governmental Entity in connection with the merger, the issuance of any shares of BANCORP Common Stock in connection with the merger of GLOBAL with and into BANCORP, or any Requisite Regulatory Approvals will in connection with the Mergers, at the time filed or at the time they become effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus (except for such portions thereof that relate only to BANCORP and its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

               3.7.3 GLOBAL has or will deliver to BANCORP copies of the audited balance sheets of GLOBAL and its Subsidiaries as of December 31, 1998, 1997 and 1996 and the related statements of income, changes in shareholders' equity and cash flows for the years then ended and the related notes to such financial statements, all as audited by Grant Thornton & Co., independent public accountants (the "GLOBAL Financial Statements"), and GLOBAL will hereafter until the Closing Date deliver to BANCORP copies of additional financial statements of GLOBAL as provided in Sections 5.1.1(iii) and 6.1.11(iii). The GLOBAL Financial Statements have been prepared (and all of said additional financial statements will be prepared) in accordance with GAAP, or applicable regulatory accounting principles, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) consistently followed throughout the periods covered by such statements, and present (and, when prepared, will present) fairly the financial position of GLOBAL and its Subsidiaries as of the respective dates indicated and the results of operations, cash flows and changes in shareholders' equity at the respective dates and for the respective periods covered by such financial statements (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount). In addition, GLOBAL has delivered to BANCORP copies of all management or other letters delivered to GLOBAL by its independent accountants in connection with any of the GLOBAL Financial Statements or by such accountants or any consultant regarding the internal controls or internal compliance procedures and systems of GLOBAL issued at any time since January 1, 1996, and will make available for inspection by BANCORP or its representatives, at such times and places as BANCORP may reasonably request, reports and working papers produced or developed by such accountants or consultants.

        Section 3.7.4 Notwithstanding anything set forth elsewhere in this Agreement no due diligence examination of GLOBAL or CAPITOL conducted by or on behalf of BANCORP and the BANK either prior or subsequent to execution of this Agreement, shall have any effect whatsoever on the representations of GLOBAL or CAPITOL in this Section 3 or in any other section of this Agreement.

Section 3.8 Compliance with Applicable Laws. Except as disclosed on Schedule 3.8, to the best of GLOBAL's or CAPITOL's Knowledge, the respective businesses of GLOBAL and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation, except for violations which individually or in the aggregate would not have a Material Adverse Effect on GLOBAL or CAPITOL, or BANCORP at or following the Effective Time. Except as set forth in Schedule 3.8, no investigation or review by any Governmental Entity with respect to GLOBAL or CAPITOL is pending or, to the Knowledge of GLOBAL or CAPITOL threatened, nor has any Governmental Entity indicated to GLOBAL or CAPITOL an intention to conduct the same.

        Section 3.9 Litigation. Except as set forth in Schedule 3.9, there is no suit, action or proceeding or investigation pending, or to the Knowledge of GLOBAL or CAPITOL threatened against or affecting GLOBAL or any of its Subsidiaries which, if adversely determined, would have a Material Adverse Effect on GLOBAL or its Subsidiaries; nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against GLOBAL or any of its Subsidiaries that has, or which, insofar as reasonably can be foreseen, in the future would have, any such Material Adverse Effect. Schedule 3.9 contains a true, correct and complete list, including identification of the applicable insurance policy covering such litigation, if any, subject to reservation of rights, if any, the applicable deductible and the amount of any reserve therefor, of all pending litigation in which GLOBAL or any of its Subsidiaries is a named party, and except as disclosed on Schedule 3.9, all of the litigation shown on such Schedule is adequately covered by insurance in force, except for applicable deductibles, or has been adequately reserved for in accordance with GLOBAL's prior business practices.

        Section 3.10 Agreements with Banking Authorities. Except as disclosed on
Schedule 3.10,. neither GLOBAL nor any Subsidiary of GLOBAL is a party to any written agreement or memorandum of understanding with, or order or directive from, any Governmental Entity.

        Section 3.11 Insurance. GLOBAL and its Subsidiaries have in full force and effect policies of insurance with respect to their assets and businesses against such casualties and contingencies and in such amounts, types and forms as are customarily appropriate for their businesses, operations, properties and assets. Schedule 3.11 contains a list of all policies of insurance and bonds carried and owned by GLOBAL or any Subsidiary. None of GLOBAL or any of its Subsidiaries is in default under any such policy of insurance or bond such that it can be canceled and all material claims thereunder have been filed in timely fashion. GLOBAL and its Subsidiaries have filed claims with, or given notice of claim to, their insurers or bonding companies in timely fashion with respect to all material matters and occurrences for which they believe they have coverage.

        Section 3.12 Title to Assets other than Real Property. GLOBAL and its Subsidiaries have good and marketable title to all their properties and assets (other than real property which is the subject to Section 3.13), owned or leased by GLOBAL or any of its Subsidiaries, free and clear of all mortgages, liens, encumbrances, pledges or charges of any kind or nature except as disclosed on
Schedule 3.12 and except for: (a) encumbrances as set forth in the GLOBAL Financial Statements; (b) liens for current Taxes not yet due which have been fully reserved for; and (c) encumbrances, if any, that are not substantial in character, amount or extent and do not detract materially from the value, or interfere with present use or the sale or other disposition of the property subject thereto or affected thereby. All such properties and assets are, and require only routine maintenance to keep them, in good working condition, normal wear and tear excepted.

        Section 3.13 Real Property. Schedule 3.13 is an accurate list and general description of all real property owned or leased by GLOBAL or any of its Subsidiaries, including Other Real Estate

Owned ("OREO"). Except as disclosed on Schedule 3.13, each of GLOBAL and its respective Subsidiaries has good and marketable title to the real properties that it owns, as described in such Schedule, free and clear of all mortgages, covenants, conditions, restrictions, easements, liens, security interests, charges, claims, assessments and encumbrances, except for (a) rights of lessors, lessees or sublessees in such matters as are reflected in a written lease; (b) current Taxes (including assessments collected with Taxes) not yet due and payable; (c) encumbrances, if any, that are not substantial in character, amount or extent and do not materially detract from the value, or interfere with present use, or the ability of GLOBAL CAPITOL to dispose, of the property subject thereto or affected thereby; and (d) other matters as described in
Schedule 3.13. GLOBAL and its Subsidiaries have valid leasehold interests in the leaseholds they respectively hold, free and clear of all mortgages, liens, security interest, charges, claims, assessments and encumbrances, except for (a) claims of lessors, co-lessees or sublessees in such matters as are reflected in a written lease; (b) title exceptions affecting the fee estate of the lessor under such leases; and (c) other matters as described in Schedule 3.13. To the best of GLOBAL's or CAPITOL's Knowledge, the activities of GLOBAL and its Subsidiaries with respect to all real property owned or leased by them for use in connection with their operations are in all material respects permitted and authorized by applicable zoning laws, ordinances and regulations and all laws and regulations of any Governmental Entity. Except as set forth in Schedule 3.13, GLOBAL and its Subsidiaries enjoy quiet possession under all material leases to which they are the lessees and all of such leases are valid and in full force and effect, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. The buildings and improvements on real properties owned or leased by GLOBAL or any of its Subsidiaries are in good condition and repair, and do not require more than normal and routine maintenance, to keep them in such condition, normal wear and tear excepted.

        Section 3.14  Taxes.

               3.14.1 Filing of Returns. Except as set forth on Schedule 3.14.1, GLOBAL and its Subsidiaries have duly prepared and filed federal, state, and local Returns (for Tax or informational purposes) which were required to be filed by or in respect of GLOBAL and its Subsidiaries, or any of their properties, income and/or operations on or prior to the Closing Date. As of the time they were filed, the foregoing Returns accurately reflected the material facts regarding the income, business, asset, operations, activities, status, and any other information required to be shown thereon. No extension of time within which GLOBAL or any of its Subsidiaries may file any Return is currently in force.

               3.14.2 Payment of Taxes. Except as disclosed on Schedule 3.14.2 with respect to all amounts in respect of Taxes imposed on GLOBAL or any Subsidiary or for which GLOBAL or any Subsidiary is or could be liable, whether to taxing authorities (as, for example, under law) or to other Persons (as, for example, under Tax allocation agreements), with respect to all taxable periods or portions of periods ending on or before the Closing Date, all applicable tax laws and agreements have been or will be fully complied with in all material respects, and all such amounts required to be paid by or on behalf of GLOBAL or any Subsidiary to taxing authorities or others on or before the date hereof have been paid.

               3.14.3 Audit History. Except as disclosed on Schedule 3.14.3, there is no review or audit by any taxing authority of any Tax liability of GLOBAL or any Subsidiary currently in progress. Except as disclosed on Schedule 3.14.3, GLOBAL and its Subsidiaries have not received any written notices within the three years preceding the Closing Date of any pending or threatened audit, by the Internal Revenue Service or any state, local or foreign agency, for any Returns or Tax liability of GLOBAL or any Subsidiary for any period. GLOBAL and its Subsidiaries currently have no unpaid deficiencies assessed by the Internal Revenue Service or any state, local or foreign taxing authority arising out of any examination of any of the Returns of GLOBAL or any Subsidiaries filed for fiscal years ended on or after December 31, 1994 through the Closing Date, nor to the Knowledge of GLOBAL is there reason to believe that any material deficiency will be assessed.

               3.14.4 Statute of Limitations. Except as disclosed on Schedule 3.14.4, no agreements are in force or are currently being negotiated by or on behalf of GLOBAL or any Subsidiaries for any waiver or for the extension of any statute of limitations governing the time of assessments or collection of any Tax. No closing agreements or compromises concerning Taxes of GLOBAL or any

Subsidiaries are currently pending.

               3.14.5 Withholding Obligations. GLOBAL and its Subsidiaries have withheld from each payment made to any of their respective officers, directors and employees, the amount of all applicable Taxes, including, but not limited to, income tax, social security contributions, unemployment contributions, backup withholding and other deductions required to be withheld therefrom by any Tax law and have paid the same to the proper taxing authorities within the time required under any applicable Tax law.

               3.14.6 Tax Liens. There are no Tax liens, whether imposed by any federal, state, local or foreign taxing authority, outstanding against any assets owned by GLOBAL or its Subsidiaries, except for liens for Taxes that are not yet due and payable.

               3.14.7 Tax Reserves. GLOBAL and its Subsidiaries have made full and adequate provision and reserve for all federal, state, local or foreign Taxes for the current period for which Tax and information returns are not yet required to be filed. The GLOBAL Financial Statements contain fair and sufficient accruals for the payment of all Taxes for the periods covered by the GLOBAL Financial Statements and all periods prior thereto.

               3.14.8 Tax Elections. No new elections with respect to Taxes or any changes in current elections with respect to Taxes affecting the assets owned by GLOBAL or its Subsidiaries shall be made after the date of this Agreement without the prior written consent of BANCORP, which shall not be unreasonably withheld. BANCORP shall be deemed to have consented in writing to any election GLOBAL or its Subsidiaries shall desire to make if: (i) the electing Person shall have notified the Chief Executive Officer of BANCORP in writing of its desire to make such election, including in such notice a reasonably complete summary of the election it desires to make and the reasons it desires to make such election at least 20 Business Days prior to the due date (including extensions thereof) for filing such election; and (ii) BANCORP shall not have responded in writing to such notice by the fifth Business Day prior to the due date (including extensions thereof) for filing such election.

               3.14.9 IRC Section 382 Applicability. None of GLOBAL or any of its Subsidiaries, including any party joining in any consolidated return to which GLOBAL is a member, underwent an "ownership change" as defined in IRC
Section 382(GLOBAL) within the "testing period" (as defined in IRC Section 382) ending immediately before the Effective Time, and not taking into account any transactions contemplated by this Agreement.

               3.14.10 Disclosure Information. GLOBAL has delivered to BANCORP a schedule setting forth the following information with respect to GLOBAL and CAPITOL and as of the most recent practicable date (as well as on an estimated pro forma basis as of the Closing giving effect to the consummation of the transactions contemplated hereby): (a) GLOBAL's and CAPITOL's basis in its assets; (b) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to GLOBAL and CAPITOL; and (c) the amount of any deferred gain or loss allocable to GLOBAL and CAPITOL and arising out of any deferred intercompany transactions.

        Section 3.15 Performance of Obligations. GLOBAL and its Subsidiaries have performed all material obligations required to be performed by them to date and none of GLOBAL or any of its Subsidiaries is in default under or in breach of any term or provision of any covenant, contract, lease, indenture or any other agreement, written or oral, to which any is a party, is subject or is otherwise bound, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such a default or breach, where such default or breach or failure to perform would have a Material Adverse Effect on GLOBAL or its Subsidiaries. To GLOBAL's and CAPITOL's Knowledge, and except as disclosed on Schedule 3.15 or in the portion of Schedule 3.16 that identifies 90-day past due or classified or nonaccrual loans, no party with whom GLOBAL or any of its Subsidiaries has an agreement that is of material importance to the businesses of GLOBAL or its Subsidiaries is in default thereunder.

        Section 3.16 Loans and Investments. Except as set forth on Schedule 3.16, all loans, leases and other extensions of credit, and guaranties, security agreements or other agreements supporting any loans or extensions of credit, and investments of GLOBAL or their Subsidiaries are, and constitute, in all material respects, the legal, valid and binding obligations of the parties thereto and are enforceable against such parties in accordance with their terms, except as the enforceability thereof may be limited by applicable law and otherwise by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Except as described on
Schedule 3.16, as of June 1, 1999, no loans or investments held by GLOBAL or any Subsidiary are: (i) more than ninety days past due with respect to any scheduled payment of principal or interest, other than loans on a nonaccrual status; (ii) classified as "loss," "doubtful," "substandard" or "specially mentioned" by GLOBAL and CAPITOL or any banking regulators; or (iii) on a nonaccrual status in accordance with GLOBAL's loan review procedures. Except as set forth on Schedule 3.16, none of such assets (other than loans) are subject to any restrictions, contractual, statutory or other, that would materially impair the ability of the entity holding such investment to dispose freely of any such assets at any time, except restrictions on the public distribution or transfer of any such investments under the Securities Act and the regulations thereunder or state securities laws and pledges or security interests given in connection with government deposits. All loans, leases or other extensions of credit outstanding, or commitments to make any loans, leases or other extensions of credit to any Affiliates of GLOBAL or CAPITOL are disclosed on Schedule 3.16. For outstanding loans or extensions of credit or commitments to make loans or extensions of credit where the original principal amounts are in excess of $25,000 and which by their terms are either secured by collateral or supported by a guaranty or similar obligation, the security interests have been duly perfected in all material respects and have the priority they purport to have in all material respects, other than by operation of law, and, in the case of each guaranty or similar obligation, each has been duly executed and delivered to GLOBAL or any Subsidiary, and to GLOBAL's or CAPITOL's Knowledge, is still in full force and effect.

        Section 3.17 Brokers and Finders. Except as set forth on Schedule 3.17, none of GLOBAL or any of its Subsidiaries is a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement, the Merger Agreements, nor the consummation of the transactions provided for herein or therein, will result in any liability to any broker or finder. GLOBAL or CAPITOL agrees to indemnify and hold harmless BANCORP and its affiliates, and to defend with counsel selected by BANCORP and reasonably satisfactory to GLOBAL, from and against any liability, cost or expense, including attorneys' fees, incurred in connection with a breach of this Section 3.17.

        Section 3.18 Material Contracts. Schedule 3.18 to this Agreement contains a complete and accurate written list of all material agreements, obligations or understandings, written and oral, to which GLOBAL or any

Subsidiary is a party as of the date of this Agreement, except for loans and other extensions of credit made by GLOBAL or CAPITOL in the ordinary course of its business and those items specifically disclosed in the GLOBAL Financial Statements.

        Section 3.19 Absence of Material Adverse Effect. Since January 1, 1999, the respective businesses of GLOBAL and its Subsidiaries have been conducted only in the ordinary course, in the same manner as theretofore conducted, and no event or circumstance has occurred or is expected to occur which has had or which, with the passage of time or otherwise, could reasonably be expected to have a Material Adverse Effect on GLOBAL or CAPITOL.

        Section 3.20 Undisclosed Liabilities. Except as disclosed on Schedule 3.20, none of GLOBAL or any of its Subsidiaries has any liabilities or obligations, either accrued, contingent or otherwise, that are material to GLOBAL and its Subsidiaries and that have not been: (a) reflected or disclosed in the GLOBAL Financial Statements; or (b) incurred subsequent to December 31, 1998 in the ordinary course of business. GLOBAL or CAPITOL has no Knowledge of any basis for the assertion against GLOBAL or any of its Subsidiaries, of any liability, obligation or claim (including without limitation that of any Governmental Entity) that will have or cause, or could reasonably be expected to have or cause, a Material Adverse Effect on GLOBAL or CAPITOL that is not fully and fairly reflected and disclosed in the GLOBAL Financial Statements or on
Schedule 3.20.

        Section 3.21  Employees; Employee Benefit Plans; ERISA.

               3.21.1 All material obligations of GLOBAL or its Subsidiaries for payment to trusts or other funds or to any Governmental Entity or to any individual, director, officer, employee or agent (or his or her heirs, legatees or legal representatives) with respect to unemployment compensation benefits, profit-sharing, pension or retirement benefits or social security benefits, whether arising by operation of law, by contract or by past custom, have been properly accrued for the periods covered thereby on the GLOBAL Financial Statements and paid when due. All material obligations of GLOBAL or its Subsidiaries, whether arising by operation of law, by contract or by past custom for vacation or holiday pay, bonuses and other forms of compensation which are payable to their respective directors, officers, employees or agents have been properly accrued on the GLOBAL Financial Statements for the periods covered thereby and paid when due. Except as set forth on  Schedule  3.21.1,  there  are no  unfair  labor  practice  complaints, strikes, slowdowns, stoppages or other controversies pending or, to the Knowledge of GLOBAL or CAPITOL, attempts to unionize or controversies threatened between GLOBAL or any Subsidiary or Affiliate and or relating to, any of their employees that are likely to have a Material Adverse Effect on GLOBAL and its Subsidiaries, taken as a whole. None of GLOBAL or any Subsidiary is a party to any collective bargaining agreement with respect to any of their employees and, except as set forth on Schedule 3.21.1, none of GLOBAL or any Subsidiary is a party to a written employment contract with any of their respective employees and there are no understandings with respect to the employment of any officer or employee of GLOBAL or any Subsidiary which are not terminable by GLOBAL or such Subsidiary without liability on not more than thirty (30) days' notice. Except as disclosed in the GLOBAL Financial Statements for the periods covered thereby, all material sums due for employee compensation have been paid and all employer contributions for employee benefits, including deferred compensation obligations, and all material benefit obligations under any Employee Plan (as defined in Section 3.21.3 hereof) or any Benefit Arrangement (as defined in
Section 3.21.4 hereof) have been duly and adequately paid or provided for in accordance with plan documents. Except as set forth on Schedule 3.21.1, no director, officer or employee of GLOBAL or any Subsidiary is entitled to receive any payment of any amount under any existing agreement, severance plan or other benefit plan as a result of the consummation of any transaction contemplated by this Agreement or the Merger Agreement. To GLOBAL's or CAPITOL's Knowledge, it has materially complied with all applicable federal and state statutes and regulations which govern workers' compensation, equal employment opportunity and equal pay, including, but not limited to, all civil rights laws, Presidential Executive Order 1124, the Fair Labor Standards Act of 1938, as amended, and the Americans with Disabilities Act.

               3.21.2 GLOBAL has delivered as Schedule 3.21.2 a complete list of:

          (a) All current employees of GLOBAL or any of its Subsidiaries together with each employee's tenure with GLOBAL or such Subsidiary, title or job classification, and the current annual rate of compensation anticipated to be paid to each such employee; and

          (b) All Employee Plans and Benefit Arrangements, including all plans or practices providing for current compensation or accruals for active Employees, including, but not limited to, all employee benefit plans, all pension, profit-sharing, retirement, bonus, stock option, incentive, deferred compensation, severance, long-term disability, medical, dental, health, hospitalization, life insurance or other insurance plans or related benefits.

               3.21.3 Except as disclosed on Schedule 3.21.3, none of GLOBAL or any of its Subsidiaries maintains, administers or otherwise contributes to any "employee benefit plan," as defined in Section 3(3) of ERISA, which is subject to any provisions of ERISA and covers any employee, whether active or retired, of GLOBAL or any of its Subsidiaries (any such plan being herein referred to as an "Employee Plan"). True and complete copies of each such Employee Plan, including amendments thereto, have been previously delivered to BANCORP, together with (i) all agreements regarding plan assets with respect to such Employee Plans, (ii) a true and complete copy of the annual reports for the most recent three years (Form 5500 Series including, if applicable, Schedules A and B thereto) prepared in connection with any such Employee Plan, (iii) a true and complete copy of the actuarial valuation reports for the most recent three years, if any, prepared in connection with any such Employee Plan covering any active employee of GLOBAL or its Subsidiaries, (iv) a copy of the most recent summary plan description of each such Employee Plan, together with any modifications thereto, and (v) a copy of the most recent favorable determination letter (if applicable) from the Internal Revenue Service for each Employee Plan. None of the Employee Plans is a "multi-employer plan" as defined in Section 3(37) of ERISA or a "multiple employer plan" as covered in Section 412 of the IRC, and none of GLOBAL or any of its Subsidiaries has been obligated to make a contribution to any such multi-employer or multiple employer plan within the past five years. None of the Employee Plans of GLOBAL or any of its Subsidiaries is, or for the last five years has been, subject to Title IV of ERISA. Each Employee Plan which is intended to be qualified under Section 401(a) of the IRC is so qualified and each trust maintained pursuant thereto is exempt from income tax under Section 501(a) of the IRC, and none of GLOBAL or any of its Subsidiaries is aware of any fact which has occurred which would cause the loss of such qualification or exemption.

               3.21.4 Except as disclosed in Schedule 3.21.2, none of GLOBAL or any of its Subsidiaries maintains (other than base salary and base wages) any form of current or deferred compensation, bonus, stock option, stock appreciation right, severance pay, salary continuation, retirement or incentive plan or arrangement for the benefit of any director, officer or employee, whether active or retired, of GLOBAL or any of its Subsidiaries or for any class or classes of such directors, officers or employees. Except as disclosed in
Schedule 3.21.2, none of GLOBAL or any of its Subsidiaries maintains any group or individual health insurance, welfare or similar plan or arrangement for the benefit of any director, officer or employee of GLOBAL or any of its Subsidiaries, whether active or retired, or for any class or classes of such directors, officers or employees. Any such plan or arrangement described in this
Section 3.21.4, copies of which have been delivered to BANCORP, shall be herein referred to as a "Benefit Arrangement."

               3.21.5 To GLOBAL's or CAPITOL's Knowledge, all Employee Plans and Benefit Arrangements are operated in material compliance with the requirements prescribed by any and all statutes, governmental or court orders, or governmental rules or regulations currently in effect, including but not limited to ERISA and the IRC, applicable to such plans or arrangements, and plan documents relating to any such plans or arrangements, comply with or will be amended to comply with applicable legal requirements. To GLOBAL's or CAPITOL's Knowledge, none of GLOBAL or any of its Subsidiaries, nor any Employee Plan, nor any trusts created thereunder, nor any trustee, administrator nor any other fiduciary thereof, has engaged in a "prohibited transaction," as defined in
Section 406 of ERISA and Section 4975 of the IRC, that could subject GLOBAL or any of its Subsidiaries or BANCORP to liability under Section 409 or 502(i) of ERISA or Section 4975 of the IRC or that would adversely affect the qualified status of such plans; each "plan official" within the meaning of Section 412 of ERISA of each Employee Plan is bonded to the extent required by such Section 412; with respect to each Employee Plan, to GLOBAL's Knowledge, no employee of GLOBAL's or CAPITOL's or any Subsidiary, nor any fiduciary of any Employee Plan, has engaged in any breach of fiduciary duty as defined in Part 4 of Subtitle B of Title I of ERISA which could subject GLOBAL or any of its Subsidiaries to liability if GLOBAL or any such Subsidiary is obligated to indemnify such Person against liability. Except as disclosed in Schedule 3.21.5, GLOBAL and its Subsidiaries have not failed to make any material contribution or pay any amount due and owing as required by law or the terms of any Employee Plan or Benefit Arrangement.

               3.21.6 Except as set forth on Schedule 3.21.6, no Employee Plan or Benefit Arrangement has any material liability of any nature, accrued or contingent, including, without limitation, liabilities for federal, state, local or foreign taxes, interest or penalty other than liability for claims arising in the course of the administration of each such Employee Plan. Except as set forth on Schedule 3.21.6, there is no pending, or to GLOBAL's or CAPITOL's Knowledge threatened, legal action, proceeding or investigation against any Employee Plan which could result in material liability to such Employee Plan, other than routine claims for benefits, and there is no basis for any such legal action, proceeding or investigation.

               3.21.7 Each Benefit Arrangement which is a group health plan (within the meaning of such term under IRC Section 4980B(2)) materially complies and has materially complied with the requirements of Section 601 through 608 of ERISA or Section 4980B of the IRC governing continuation coverage requirements for employee-provided group health plans.

               3.21.8 Except as disclosed in Schedule 3.21.8, none of GLOBAL or any of its Subsidiaries maintains any Employee Plan or Benefit Arrangement pursuant to which any benefit or other payment will be required to be made by GLOBAL or any of its Subsidiaries or Affiliates or pursuant to which any other benefit will accrue or vest in any director, officer or employee of GLOBAL or any Subsidiary or Affiliate thereof, in either case as a result of the consummation of the transactions contemplated by this Agreement or the Merger Agreements.

        Section 3.22 Powers of Attorney. No power of attorney or similar authorization given by GLOBAL or any Subsidiary thereof is presently in effect or outstanding other than powers of attorney given in the ordinary course of business with respect to routine matters.

        Section 3.23  Hazardous Materials. Except as set forth on Schedule 3.23:

               3.23.1 Except for ordinary and necessary quantities of cleaning, pest control and office supplies, and other small quantities of Hazardous Substances that are used in the ordinary course of the respective businesses of GLOBAL and its Subsidiaries and in compliance with applicable Environmental Laws, or ordinary rubbish, debris and nonhazardous solid waste stored in garbage cans or bins for regular disposal off-site, or petroleum contained in and de minimis quantities discharged from motor vehicles in their ordinary operation on any of the GLOBAL Properties (as defined below), GLOBAL and its Subsidiaries have not engaged in the generation, use, manufacture, treatment, transportation, storage (in tanks or otherwise), or the disposal, of Hazardous Substances other than as permitted by and only in compliance with applicable law. To GLOBAL's or CAPITOL's Knowledge, no Hazardous Substances have been released, emitted or disposed of, or otherwise deposited, on, in or from any real property which is now or has been previously owned since January 1, 1995, or which is currently or during the past three years was leased, by GLOBAL or any of its Subsidiaries, including OREO (collectively, the "GLOBAL Properties"), or to GLOBAL's or CAPITOL's Knowledge, on or in any real property in which GLOBAL or any of its Subsidiaries now holds any security interest, mortgage or other lien or interest with an underlying obligation in excess of $25,000 ("GLOBAL Collateralizing Real Estate"), except for (i) matters disclosed on Schedule 3.23; (ii) ordinary and necessary quantities of cleaning, pest control and office supplies used and stored in compliance with applicable Environmental Laws, or ordinary rubbish, debris and nonhazardous solid waste stored in garbage cans or bins for regular disposal off-site, or petroleum contained in, and de minimis quantities discharged from, motor vehicles in their ordinary operation on such GLOBAL Properties; and (iii) such releases, emissions, disposals or deposits which constituted a violation of an Environmental Law but did not have a Material Adverse Effect on the GLOBAL Property involved and would not result in the incurrence or imposition of any liability, expense, penalty or fine against GLOBAL or any of its Subsidiaries in excess of $25,000 individually or in the aggregate. To GLOBAL's of CAPITOL's Knowledge, no activity has been undertaken on any of the GLOBAL Properties since January l, 1995, and to the Knowledge of GLOBAL or CAPITOL no activities have been or are being undertaken on any of the GLOBAL Collateralizing Real Estate, that would cause or contribute to:

          (a) any of the GLOBAL Properties or GLOBAL Collateralizing Real Estate becoming a treatment, storage or disposal facility within the meaning of RCRA or any similar state law or local ordinance;

          (b) a release or threatened release of any Hazardous Substances under circumstances which would violate any Environmental Laws; or

          (c) the discharge of Hazardous Substances into any soil, subsurface water or ground water or into the air, or the dredging or filling of any waters, that would require a permit or any other approval under the Federal Water Pollution Control Act, 33 U.S.C. ss.1251 et seq., the Clean Air Act, as amended, 42 U.S.C. ss.7401 et seq., or any similar federal or state law or local ordinance; the cumulative effect of which would have a material adverse effect on the GLOBAL Property or GLOBAL Collateralizing Real Estate involved.

               3.23.2 To the Knowledge of GLOBAL or CAPITOL, there are not, and never have been, any underground storage tanks located in or under any of the GLOBAL Properties.

               3.23.3 None of GLOBAL or any of its Subsidiaries has received any written notice of, and to the Knowledge of GLOBAL or CAPITOL none has received any verbal notice of, any pending or threatened claims, investigations, administrative proceedings, litigation, regulatory hearings or requests or demands for remedial or responsive actions or for compensation, with respect to any of the GLOBAL Properties or GLOBAL Collateralizing Real Estate, alleging noncompliance with or violation of any Environmental Law or seeking relief under any Environmental Law and none of the GLOBAL Properties or GLOBAL Collateralizing Real Estate is listed on the United States Environmental Protection Agency's National Priorities List of Hazardous Waste Sites, or, to the Knowledge of GLOBAL, any other list, schedule, log, inventory or record of hazardous waste sites maintained by any federal, state or local agency.

               3.23.4 As used throughout this Agreement "Hazardous Substances" shall mean any material or substance which is (i) defined as a "hazardous waste," "extremely hazardous waste" or "restricted hazardous waste" under Sections 25115, 25117 or 25122.7, or listed pursuant to Section 25140, of the California Health and Safety Code Division 20, Chapter 6.5 (Hazardous Waste Control Law); (ii) defined as a "hazardous substance" under Section 25316 of the California Health and Safety Code, Division 20, Chapter 6.8 (Carpenter-Presley-Tanner Hazardous Substance Account Act); (iii) defined as a "hazardous material," "hazardous substance" or "hazardous waste" under Section 25501 of the California Health and Safety Code, Division 20, Chapter 6.95 (Hazardous Materials Release Response Plans and Inventory); (iv) defined as a
"hazardous substance" under Section 25281 of the California Health and Safety Code, Division 20, Chapter 6.7 (Underground Storage of Hazardous Substances);
(v) petroleum or any fraction thereof, any petroleum product and by-product, gasoline or crude oil; (vi) asbestos or asbestos containing materials; (vii) listed under Article 9 or defined as hazardous or extremely hazardous pursuant to Article 11 of Title 22 of the California Administrative Code, Division 4, Chapter 20; (viii) designated as a "hazardous substance" pursuant to Section 311 of the Federal Water Pollution Control Act (33 U.S.C. 1317); (ix) defined as a "hazardous waste" pursuant to Section 1004 of the RCRA; (x) defined as a "hazardous substance" pursuant to Section 101 of CERCLA; (ix) defined under all other existing and/or currently proposed federal, state and local laws, ordinances, rules, regulations, orders, requirements, and decrees (in each case having the force of law) regulating, relating to, or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material; or (xii) any substance, product, waste or other material of any nature whatsoever which may give rise to liability (A) under any of the statutes or regulations described in clauses (i) through (ix) above; or (B) under any reported decisions of any state or federal court having jurisdiction over GLOBAL, CAPITOL or any portion of the GLOBAL Properties or GLOBAL Collateralizing Real Estate.

        Section 3.24 Stock Options. Schedule 3.24 to this Agreement contains a description of the GLOBAL Stock Option Plan and list of all GLOBAL Stock Options outstanding, indicating for each: (a) the grant date; (b) whether vested or unvested; (c) exercise price; and (d) a vesting schedule by optionee.

        Section 3.25 Regulatory Approvals To the best Knowledge of GLOBAL and CAPITOL there are no facts, events or conditions applicable to GLOBAL or CAPITOL which will or reasonably could adversely affect the likelihood of securing the regulators approvals or consents of any Governmental Entity to the Mergers and transactions completed by this Agreement.

        Section 3.26 Year 2000 Compliance All of GLOBAL's and CAPITOL's internal systems and all products and services marked by either of them are fully Year 2000 Compliant. To be "Year 2000 compliant," a system or product or service must at all times before, during and after January 1, 2000 accurately process and handle data and time data (including, but not limited to calculating, comparing and sequencing) from, into and between the twentieth and twenty-first centuries, in the years 1999 and 2000, including leap year calculations, to the extent that other information technology used in combination with such internal systems and such products properly exchange date/time with it. To the extent any such internal systems and such products and services must perform as a system, such internal systems and such products and services used in combination with other such internal systems and such products and services, respectively, must properly exchange date/time data with them in accordance with the foregoing warranty. There are no pending, and neither GLOBAL or CAPITOL has any knowledge of any threatened, claims against GLOBAL or CAPITOL relating to whether the products and services of GLOBAL and CAPITOL are Year 2000 Compliant.

        Section 3.27 Effective Date of Representations, Warranties, Covenants and Agreements. Each representation, warranty, covenant and agreement of GLOBAL and CAPITOL set forth in this Agreement shall be deemed to be made on and as of the date hereof and as of the Effective Time.


              ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF BANCORP

       BANCORP and BANK represent and warrant to GLOBAL and CAPITOL that:

        Section 4.1 Organization; Corporate Power; Etc. BANCORP is a California corporation duly organized, validly existing and in good standing under the laws of the State of California and have all requisite corporate power and authority to own, lease and operate its respective properties and assets and to carry on its respective business substantially as it is being conducted on the date of this Agreement. BANCORP is a bank holding company registered under the BHCA. Each of BANCORP's Subsidiaries has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business substantially as it is being conducted on the date of this Agreement, except where the failure to have such power or authority would not have a Material Adverse Effect on BANCORP taken as a whole or the ability of BANCORP to consummate the transactions contemplated by this Agreement. BANCORP has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining all Requisite Regulatory Approvals, BANCORP will have the requisite corporate power and authority to perform its respective obligations hereunder with respect to the consummation of the transactions contemplated hereby. BANCORP is the sole shareholder of BANK. BANK is a California state-chartered banking authorized by the CDFI to conduct a general banking business in California. BANK is not a member of the Federal Reserve System. BANK's deposits are insured by the FDIC in the manner and to the full extent provided by law. Neither the scope of business of BANCORP or any Subsidiary, including BANK, nor the location of any of their respective properties, requires that BANCORP or any of its respective Subsidiaries be licensed to conduct business in any jurisdiction other than those jurisdictions in which they are licensed or qualified to do business as a foreign corporation, where the failure to be so licensed or qualified would, individually or in the aggregate, have a Material Adverse Effect on BANCORP taken as a whole.

        Section 4.2 Licenses and Permits. Except as disclosed on Schedule 4.2, BANCORP and its Subsidiaries have all material licenses, certificates, franchises, rights and permits that are necessary for the conduct of their respective businesses, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a Material Adverse Effect on BANCORP taken as a whole, or on the ability of BANCORP and/or BANK to consummate the transactions contemplated by this Agreement. The properties, assets, operations and businesses of BANCORP and those of its Subsidiaries, including BANK, are and have been maintained and conducted, in all material respects, in compliance with all applicable licenses, certificates, franchises, rights and permits.

        Section 4.3 Subsidiaries. Other than as set forth on Schedule 4.3, there is no corporation, partnership, joint venture or other entity in which BANCORP owns, directly or indirectly (except as pledgee pursuant to loans or stock or other interest held as the result of or in lieu of foreclosure pursuant to pledge or other security arrangement) any equity or other voting interest or position.

        Section 4.4  Authorization of Agreement; No Conflicts.

               4.4.1 The execution and delivery of this Agreement and the Merger Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the parts of BANCORP and BANK. This Agreement has been duly executed and delivered by BANCORP and BANK and constitutes a legal, valid and binding obligation of BANCORP and BANK, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. The Merger Agreements, upon the receipt of all Requisite Regulatory Approvals and the due execution and filing of such Merger Agreements in accordance with the applicable provisions of the California Corporations Code, will constitute a legal, valid and binding obligation of BANK and BANCORP, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally or by general equitable principles.

               4.4.2 Except as discussed on Schedule 4.4, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby does not and will not conflict with, or result in any violation of or default or loss of a material benefit under, any provision of the Articles of Incorporation or Bylaws of BANCORP and BANK, or except for the necessity of obtaining the Requisite Regulatory Approvals and successful completion of the BANCORP Public Offering, any material mortgage, indenture, lease, agreement or other material instrument, or any permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to BANCORP or BANK or any of their assets or properties or any of their respective Subsidiaries, other than any such conflict, violation, default or loss which (i) will not have a Material Adverse Effect on BANCORP and BANK taken as a whole; or (ii) will be cured or waived prior to the Effective Time. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required in connection with the execution and delivery of this Agreement by BANCORP and BANK or the performance by BANCORP and BANK of their obligations hereunder, except for (a) filings required in order to obtain Requisite Regulatory Approvals; (b) the filing of the Form S-1 Registration Statement with the SEC relative to the BANCORP Public Offering and the declaration of the effectiveness of the Form S-1 Registration

Statement by the SEC and any applicable state securities law regulatory authorities; (c) the filing of the Form S-4 Registration Statement (including the Proxy Statement/Prospectus constituting a part thereof) with the SEC relating to the Mergers and the declaration of effectiveness of the Form S-4
Registration Statement by the SEC and any applicable state securities law regulatory authorities; (d) the filing and approval of the Merger Agreements with the Secretary of the State of California; (e) consummation of the Branch Purchase; (f) any approvals required to be obtained pursuant to the BHCA or the Federal Deposit Insurance Act or any other required governmental approval for the execution and delivery of this Agreement by BANCORP and BANK or the consummation of the Mergers; (g) any consents, authorizations, approvals, filings or exemptions required to be made or obtained under the securities or "blue sky" laws of various jurisdictions in connection with the issuance of shares of BANCORP Common Stock contemplated by this Agreement; and (h) as set forth in Schedule 4.4.

        Section 4.5 Capital Structure of BANCORP. As of the Effective Time, the authorized capital stock of BANCORP shall consist of 50,000,000 shares of BANCORP Common Stock, no par value per share. As of November 1, 1999, 4,726,786 shares of BANCORP Common Stock were outstanding, and as of September 30, 1999, 1,211,337 shares of BANCORP Common Stock were reserved for issuance pursuant to BANCORP stock option plans and former BANK stock option agreements (the "BANCORP Stock Plans"). All outstanding shares of BANCORP Common Stock are validly issued, fully paid and nonassessable and do not possess any preemptive rights and were not issued in violation of any preemptive rights or any similar rights of any Person. The issuance of the shares of BANCORP Common Stock proposed to be issued pursuant to this Agreement at the Effective Time will have been duly authorized by all requisite corporate action of BANCORP, and such shares, when issued as contemplated by this Agreement, will constitute duly authorized, validly issued and shares of BANCORP Common Stock, and will not have been issued in violation of any preemptive or similar rights of any Person. As of the date of this Agreement, and except for this Agreement and the BANCORP Stock Plans or as set forth in Schedule 4.5, BANCORP does not have outstanding any options, warrants, calls, rights, commitments, securities or agreements of any character to which BANCORP is a party or by which it is bound obligating BANCORP to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of BANCORP or obligating BANCORP to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

        Section 4.6 BANCORP Filings.

               4.6.1 Since January 1, 1996, BANCORP and its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (a) the Federal Reserve Board or any Federal Reserve Bank; (b) the FDIC; (c) the SEC; and (d) any other applicable federal, state or local governmental or regulatory authority. All such reports, registrations and filings including the BANCORP Financial Statements are collectively referred to as the "BANCORP Filings". Except to the extent prohibited by law, copies of the BANCORP Filings have been made available to GLOBAL. As of their respective filing or mailing dates, each of the past BANCORP Filings complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the governmental or regulatory authority with which it was filed (or was amended so as to be so promptly following discovery of any such noncompliance) and none contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

               4.6.2 BANCORP, or BANK, as the case may be, have timely filed each report, schedule, and amendments to each of the foregoing since January 1, 1996 that BANCORP, or BANK, was required to file with the Federal Reserve Bank, FDIC or CDFI, all of which have been made available to GLOBAL. The financial statements of BANCORP included in the BANCORP Filings comply in all material respects with applicable accounting requirements and have been prepared in accordance with GAAP, or applicable regulatory accounting principles, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, and fairly present (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount) the consolidated financial position of BANCORP as of the dates thereof and the consolidated results of its operations and cash flows or changes in financial position for the periods then ended.

        Section 4.7  Accuracy of Information Supplied.

               4.7.1 No representation or warranty of BANCORP contained herein or any statement, schedule, exhibit or certificate given or to be given by or on behalf of BANCORP or any of its Subsidiaries, including BANK, to GLOBAL in connection herewith and none of the information supplied or to be supplied by BANCORP or any of its Subsidiaries, including BANK, to GLOBAL hereunder contains or will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

               4.7.2  None of the  information  supplied  or to be  supplied  by
BANCORP or relating to BANCORP and BANK which is included or incorporated by reference in (i) the Registration Statements to be filed with the SEC by BANCORP in connection with the BANCORP Public Offering of common stock by BANCORP and the issuance of shares of BANCORP Common Stock in the Mergers will, at the time the Registration Statements become effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at all times from the date of mailing to shareholders of GLOBAL through the date of the meeting of shareholders of GLOBAL to be held in connection with the Mergers, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) the applications and forms to be filed with securities or "blue sky" authorities, self regulatory authorities, or any Governmental Entity in connection with the Mergers, the issuance of any shares of BANCORP Common Stock in connection with the Mergers, or any Requisite Regulatory Approvals in connection with the Mergers will, at the time filed or at the time they become effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

               4.7.3 BANCORP has or will deliver to GLOBAL copies of: (a) the audited balance sheets of BANCORP and its Subsidiaries as of December 31, 1998, 1997 and 1996 and the related statements of income, changes in shareholders' equity and cash flows for the years then ended and the related notes to such financial statements, all as audited by Richardson & Company, independent public accountants (the "BANCORP Financial Statements"), and BANCORP will hereafter until the Closing Date deliver to GLOBAL copies of additional financial statements of BANCORP as provided in Section 5.1.1(iii). The BANCORP Financial Statements have been prepared (and all of said additional financial statements will be prepared) in accordance with GAAP, or applicable regulatory accounting principles, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) consistently followed throughout the periods covered by such statements, and present (and, when prepared, will present) fairly the financial position of BANCORP and its Subsidiaries as of the respective dates indicated and the results of operations, cash flows and changes in shareholders' equity at the respective dates and for the respective periods covered by such financial statements (subject, in the case of the unaudited statements, to recurring adjustments normal in nature and amount). In addition, BANCORP has delivered to GLOBAL copies of all management or other letters delivered to BANCORP by its independent accountants in connection with any of the BANCORP Financial Statements or by such accountants or any consultant regarding the internal controls or internal compliance procedures and systems of BANCORP issued at any time since January 1, 1995, and will make available for inspection by GLOBAL or its representatives, at such times and places as GLOBAL may reasonably request, reports and working papers produced or developed by such accountants or consultants.

               4.7.4 Notwithstanding anything set forth elsewhere in the Agreement no due diligence examination of BANCORP or BANK conducted by or on behalf of GLOBAL and CAPITOL either prior or subsequent to execution of this Agreement, shall have any effect whatsoever on the representations of BANCORP or BANK in this Section 4 or in any other section of this Agreement.

        Section 4.8  Compliance  With  Applicable  Laws.  Except as disclosed on
Schedule 4.8, , to the best of BANCORP's Knowledge, the respective businesses of BANCORP and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation, except for violations which individually or in the aggregate would not have a Material Adverse Effect on BANCORP and its Subsidiaries, taken as a whole. No investigation or review by any Governmental Entity with respect to BANCORP is pending or, to the Knowledge of BANCORP threatened, nor has any Governmental Entity indicated to BANCORP an intention to conduct the same, other than those the outcome of which, as far as can be reasonably foreseen, will not have a Material Adverse Effect on BANCORP and its Subsidiaries, taken as a whole.

        Section 4.9 Performance of Obligations. BANCORP and its Subsidiaries have performed all material obligations required to be performed by them to date and none of BANCORP or any of its Subsidiaries is in default under or in breach of any term or provision of any covenant, contract, lease, indenture or any other agreement, written or oral, to which any is a party, is subject or is otherwise bound, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such a default or breach, where such default or breach or failure to perform would have a Material Adverse Effect on BANCORP and its Subsidiaries, taken as a whole. To BANCORP's Knowledge, and except as disclosed on Schedule 4.9, no party with whom BANCORP or any of its Subsidiaries has an agreement that is of material importance to the business of BANCORP and its Subsidiaries, taken as a whole, is in default thereunder.

        Section 4.10 Regulatory Approval Neither BANCORP nor BANK is subject to any regulatory enforcement agreement. To the best knowledge of BANCORP there is no fact, event or condition applicable to BANCORP or BANK which will, or reasonably could be expected to, adversely affect the likelihood of securing the required approval or consent of any Governmental Entity to the Mergers and transaction contemplated by this Agreement.

        Section 4.11 Capital Offering To the best knowledge of BANCORP there is no fact, event or condition applicable to BANCORP or BANK which will, or reasonably could be expected to, adversely affect BANCORP's ability to raise the capital, through the BANCORP Public Offering, necessary to complete the Mergers and the transaction contemplated by this Agreement; provided, however, that BANCORP makes and shall be deemed to have made no representation and warranty concerning the effect stock market conditions or the market for financial institution securities generally, or the market for BANCORP's securities in particular, may have on BANCORP's ability to raise capital, and this representation and warranty shall not be deemed to have been breached by BANCORP if stock market conditions or the market for financial institution securities generally, or the market for BANCORP's securities in particular, are such that BANCORP is unable to raise additional equity capital in a sufficient amount or, in BANCORP's sole judgment, on acceptable terms.

        Section 4.12 Undisclosed Liabilities. Except as disclosed on Schedule 4.12, none of BANCORP or BANK has any liabilities or obligations, either accrued, contingent or otherwise, that are material to BANCORP or BANK and that have not been: (a) reflected or disclosed in the BANCORP Financial Statements; or (b) incurred subsequent to December 31, 1998 in the ordinary course of business. BANCORP or BANK has no Knowledge of any basis for the assertion against BANCORP or BANK, of any liability, obligation or claim (including without limitation that of any Governmental Entity) that will have or cause, or could reasonably be expected to have or cause, a

Material Adverse Effect on BANCORP or BANK that is not fully and fairly reflected and disclosed in the BANCORP Financial Statements or on Schedule 4.12.

        Section 4.13 Litigation Except as set forth in Schedule 4.13, there is no suit, action or proceeding or investigation pending, or to the Knowledge of BANCORP and BANK threatened against or affecting BANCORP or BANK which, if adversely determined, would have a Material Adverse Effect on BANCORP or BANK; nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against BANCORP or BANK that has, or which, insofar as reasonably can be foreseen, in the future would have, any such Material Adverse Effect.

        Section 4.14  Taxes.

               4.14.1 Filing of Returns. Except as set forth on Schedule 4.14.1(a), BANCORP and its Subsidiaries have duly prepared and filed federal, state, and local Returns (for Tax or informational purposes) which were required to be filed by or in respect of BANCORP and its Subsidiaries, or any of their properties, income and/or operations on or prior to the Closing Date. As of the time they were filed, the foregoing Returns accurately reflected the material facts regarding the income, business, asset, operations, activities, status, and any other information required to be shown thereon. Except as set forth in
Schedule 4.14.1(b), no extension of time within which BANCORP or any of its Subsidiaries may file any Return is currently in force.

               4.14.2 Payment of Taxes. Except as disclosed on Schedule 4.14.2 with respect to all amounts in respect of Taxes imposed on BANCORP or any Subsidiary or for which BANCORP or any Subsidiary is or could be liable, whether to taxing authorities (as, for example, under law) or to other Persons (as, for example, under Tax allocation agreements), with respect to all taxable periods or portions of periods ending on or before the Closing Date, all applicable tax laws and agreements have been or will be fully complied with in all material respects, and all such amounts required to be paid by or on behalf of BANCORP or any Subsidiary to taxing authorities or others on or before the date hereof have been paid.

        Section 4.15 Year 2000 Compliance All of BANCORP's and BANK's internal systems and all products and services marked by either of them are fully Year 2000 Compliant. To be "Year 2000 compliant," a system or product or service must at all times before, during and after January 1, 2000 accurately process and handle data and time data (including, but not limited to calculating, comparing and sequencing) from, into and between the twentieth and twenty-first centuries, in the years 1999 and 2000, including leap year calculations, to the extent that other information technology used in combination with such internal systems and such products properly exchange date/time with it. To the extent any such internal systems and such products and services must perform as a system, such internal systems and such products and services used in combination with other such internal systems and such products and services, respectively, must properly exchange date/time data with them in accordance with the foregoing warranty. There are no pending, and neither BANCORP or BANK has any knowledge of any threatened, claims against BANCORP or BANK relating to whether the products and services of BANCORP and BANK are Year 2000 Compliant.

        Section 4.16 Effective Date of Representations, Warranties, Covenants and Agreements. Each representation, warranty, covenant and agreement of BANCORP and BANK set forth in this Agreement shall be deemed to be made on and as of the date hereof and as of the Effective Time.


                              ARTICLE 5. COVENANTS

             Section 5.1 Access to Information, Due Diligence, etc.

               5.1.1 Upon reasonable notice, each party shall permit the other party and their accountants, counsel and other representatives reasonable access to their officers, employees, properties, books, contracts, commitments and records and from the date hereof through the Effective Time, and shall furnish or provide access to each other as soon as practicable, (i) a copy of each of GLOBAL's Filings or BANCORP's Filings filed subsequent to the date of this Agreement promptly after such document has been filed with the appropriate Governmental Entity, provided, however, that copies of any Returns relating to Taxes of any of GLOBAL or any of its Subsidiaries shall be furnished to BANCORP at least 15 Business Days prior to the proposed date of filing thereof and shall not be filed without the prior approval of BANCORP, which approval shall not be unreasonably withheld or delayed; (ii) unless otherwise prohibited by law, a copy of each report, schedule and other documents filed or received by it during such period with any Regulatory Authority or the Internal Revenue Service or other taxing authority, as to documents other than related to employees or customers and other than those distributed to banks generally; (iii) as promptly as practicable following the end of each calendar month after the date hereof, a balance sheet of GLOBAL or BANCORP as of the end of such month; and (iv) all other information concerning its business, properties, assets, financial condition, results of operations, liabilities, personnel and otherwise as GLOBAL or BANCORP may reasonably request. In furtherance of the foregoing BANCORP or BANK shall have the right to examine CAPITOL's loan portfolio on a monthly basis.

               5.1.2 Until the Effective Time, a representative of BANCORP shall be entitled and shall be invited to attend meetings of the Board of Directors of GLOBAL and CAPITOL, and at least five (5) days' prior written notice of the dates, times and places of such meetings shall be given to BANCORP except that in the case of special meetings BANCORP shall receive the same number of days' prior notice as GLOBAL's or CAPITOL's directors receive for such meetings; provided, however, that such representative shall excuse himself or herself from any portion of any such meetings that (i) relate to approval of, or the exercise of any rights under, this Agreement by GLOBAL or CAPITOL, and (ii) involve discussions between such Board of Directors or such Loan Committee and legal counsel for GLOBAL or CAPITOL that are entitled to be protected from disclosure under an attorney-client privilege which would be lost due to the presence of such representative of BANCORP.

               5.1.3 BANCORP, BANK, GLOBAL and CAPITOL each agrees to keep confidential and not divulge to any other party or Person (other than to the employees, attorneys, accountants and consultants of each who have a need to receive such information and other than as may be required by law) any information received from the other, unless and until such documents and other information otherwise becomes publicly available or unless the disclosure of such information is required by this Agreement or authorized by each party. In the event of termination of this Agreement for any reason, the parties shall promptly return, or at the election of the other party destroy, all nonpublic documents obtained from the other and any copies or notes of such documents (except as otherwise required by law) and, upon the request of the other party, confirm such destruction to the other in writing.

        Section 5.2  Shareholder Approval.

               5.2.1 GLOBAL shall promptly call a meeting of its shareholders to be held at the earliest practicable date after the date on which the Registration Statements are filed with the SEC for the purpose of approving this Agreement and authorizing the Merger Agreements and the Mergers. GLOBAL's Board of Directors will recommend to GLOBAL shareholders, approval of this Agreement, the Merger Agreements and the Mergers; provided, however, that the GLOBAL Board of Directors may withdraw its recommendation if such Board of Directors believes in good faith (based on a written opinion of a financial advisor that is experienced in evaluating the fairness of Acquisition Proposals) that a Superior Proposal (defined below) has been made and shall have determined in good faith, after consultation with and based on written advice of its outside legal counsel, that the withdrawal of such recommendation is necessary for such Board of Directors to comply with its fiduciary duties under applicable law.

               5.2.2 If the merger of GLOBAL with and into BANCORP approved by vote of the shareholders of GLOBAL, then, within ten (10) days thereafter GLOBAL shall send a Dissenting Shareholder Notice to each recordholder of any Dissenting Shares.

               5.2.3 Prior to the Effective Time of the Mergers, GLOBAL, as the sole shareholder of CAPITOL, and BANCORP as sole shareholder of BANK, shall take all action necessary for the consummation of the Mergers and the Branch Purchase.

        Section 5.3  Taking of Necessary Action.

               5.3.1 Subject to the terms and conditions of this Agreement, each of the parties hereto agrees, subject to applicable laws and the fiduciary duties of GLOBAL's, CAPITOL's, BANCORP's or BANK's Boards of Directors, as advised in writing by their respective counsel, to use all reasonable efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, the Merger Agreements and Branch Purchase Agreement, including, without limitation, the delivery of any certificate or other document reasonably requested by counsel to a party to this Agreement. Without limiting the foregoing, BANCORP, BANK, GLOBAL and CAPITOL will use their reasonable efforts to obtain all consents of third parties and Government Entities necessary or, in the reasonable opinion of BANCORP or GLOBAL advisable for the consummation of the transactions contemplated by this Agreement. Without limiting the foregoing, BANCORP and BANK take all actions necessary to execute and file the Merger Agreements and to effect all transactions contemplated of BANCORP and BANK by this Agreement, the Merger Agreements, and Branch Purchase Agreement and GLOBAL and CAPITOL shall take all actions necessary to effect all transactions contemplated by this Agreement, the Merger Agreements and Branch Purchase Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the Merger Agreements and Branch Purchase Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of GLOBAL, the proper officers or directors of BANCORP, BANK, GLOBAL or CAPITOL, as the case may be, shall take all such necessary action.

               5.3.2 The obligations of GLOBAL and CAPITOL  contained in Section
6.2.5 of this Agreement shall continue to be in full force and effect despite any Default thereof by reason of receipt of a Superior Proposal (defined below) and any Default thereof by the defaulting party shall entitle BANCORP to such legal or equitable remedies as may be provided in this Agreement or by law notwithstanding that any action or inaction of the Board of Directors or officers of GLOBAL or CAPITOL which is required to enable such party to fulfill such obligations may be excused based on the continuing fiduciary obligations of GLOBAL's Board of Directors and officers to its shareholders. Notwithstanding the foregoing, however, in the event of a termination of this Agreement by BANCORP and the actual payment of the liquidated damages as provided for in
Section 8.5 of this Agreement, neither GLOBAL or CAPITOL or their respective directors or officers shall have any obligations or liabilities of any kind under this Agreement by reason of any such Default, and BANCORP shall have no further obligations of any kind under this Agreement.

               5.3.3 GLOBAL shall use its best efforts to cause each director, executive officer and other Person who is an "Affiliate" of GLOBAL (for purposes of Rule 145 under the Securities Act) to deliver to BANCORP, on the date of this Agreement, a written agreement in the form attached hereto as Exhibit 5.3 (the "Affiliate Agreements") which shall include a 180 day lockup provision.

        Section 5.4  Registration Statements and Applications.

               5.4.1 BANCORP and GLOBAL will  cooperate and jointly  prepare and file as promptly as practicable the Registration Statements, the statements, applications, correspondence or forms to be filed with appropriate State securities law regulatory authorities, and the statements, correspondence or applications to be filed to obtain the Requisite Regulatory Approvals to consummate the transactions contemplated by this Agreement. Each of BANCORP and GLOBAL shall use all reasonable efforts to have the Registration Statements declared effective under the Securities Act as promptly as practicable after such filing, and thereafter mail the Proxy Statement/Prospectus to the shareholders of GLOBAL. Each party will furnish all financial or other information, including accountant comfort letters relating thereto, certificates, consents and opinions of counsel concerning it and its Subsidiaries received by such party.

               5.4.2 Each party shall provide to the other at the request of the other party: (i) immediately prior to the filing thereof, copies of all material statements, applications, correspondence or forms to be filed with state securities law regulatory authorities, the SEC and other appropriate regulatory authorities to obtain the Requisite Regulatory Approvals to consummate the transactions contemplated by this Agreement; and (ii) promptly after delivery to, or receipt from, such regulatory authorities all written communications, letters, reports or other documents relating to the transactions contemplated by this Agreement.

        Section 5.5  Expenses.

               5.5.1 Subject to the provisions of this Agreement relating to the payment by BANCORP of certain of GLOBAL's expenses incurred in the preparation of the Proxy Statement/Prospectus and BANCORP Public Offering, whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the same.

               5.5.2 GLOBAL and CAPITOL shall use their best efforts to ensure that their attorneys, accountants, financial advisors, investment bankers and other consultants engaged by it in connection with the transaction contemplated by this Agreement submit full and final bills on or before the Determination Date and that all such expenses are paid or properly accrued prior to the Determination Date.

        Section 5.6  Notification of Certain Events.

               5.6.1 GLOBAL shall provide to BANCORP, as soon as practicable, written notice (sent via facsimile and overnight mail or courier) of the occurrence or failure to occur of any of the events, circumstances or conditions that are the subject of Sections 6.1 and 6.2, which notice shall provide reasonable detail as to the subject matter thereof.

               5.6.2 BANCORP shall provide to GLOBAL, as soon as practicable, written notice (sent via facsimile and overnight mail or courier) of the occurrence or failure to occur of any of the events, circumstances or conditions that are the subject of Section 6.3 and 6.4, which notice shall provide reasonable detail as to the subject matter thereof.

               5.6.3 Each party shall promptly advise the others in writing of any change or event which could reasonably be expected to have a Material Adverse Effect on the business, properties, assets, financial condition, results of operations, liabilities or personnel of such party or on its ability to consummate the transactions contemplated by this Agreement or the Merger Agreements.

               5.6.4 GLOBAL and BANCORP shall immediately notify the other in writing in the event that such party becomes aware that the Registration Statements at any time contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading or that the Registration Statements otherwise are required to be amended and supplemented, which notice shall specify, in reasonable detail, the circumstances thereof. BANCORP shall promptly amend and supplement such materials and disseminate the new or modified information so as to fully comply with the Securities Act. If the amendment or supplement so required relates to information concerning GLOBAL, the out-of-pocket costs and expenses of preparing, filing and disseminating such amendment or supplement shall be borne by GLOBAL.

        Section 5.7 Closing Schedules. Subject to the provisions of Section 5.10, GLOBAL and CAPITOL has delivered to BANCORP on or before the date of this Agreement all of the Schedules to this Agreement which GLOBAL and CAPITOL are required to deliver to BANCORP hereunder (the "GLOBAL Schedules"). BANCORP has delivered to GLOBAL on or before the date of this Agreement all of the Schedules to this Agreement which BANCORP is required to deliver to GLOBAL hereunder ( the "BANCORP Schedules"). Immediately prior to the Closing Date, GLOBAL and CAPITOL shall have prepared updates of the GLOBAL Schedules provided for in this Agreement and shall deliver to BANCORP revised schedules containing the updated information (or a certificate signed by GLOBAL's or CAPITOL's Chief Executive Officer stating that there have been no changes on the applicable schedules); and BANCORP shall have prepared updates of the BANCORP Schedules provided for in this Agreement and shall deliver to GLOBAL revised Schedules containing updated information (or a certificate signed by BANCORP's Chief Executive Officer stating that there has been no change on the applicable schedules.) Such updated schedules shall sometimes be referred to collectively, as the "Closing Schedules." The Closing Schedules shall be dated as of the day prior to the Closing Date and shall contain information as of the day prior to the Closing Date or as of such earlier date as is practicable under the circumstances. In the event the Closing Schedules disclose an event, occurrence or circumstance that has had or could reasonably be expected to have a Material Adverse Effect on GLOBAL, on the one hand, or on BANCORP, on the other hand, or on consummation of the transactions contemplated by this Agreement, that was not disclosed in the previously delivered Schedules hereto, the party delivering such Closing
Schedules (the "Affected Party") shall so notify the other party in the letter of transmittal for such Closing Schedules, the Closing Date shall be delayed for seven (7) Business Days and such other party shall be entitled to terminate this Agreement within five (5) Business Days after receiving such Closing Schedules that disclose such event, occurrence or circumstance. In the event of any such termination, the terminating party shall have no liability for such termination. The Affected Party shall have no liability to the terminating party in such an event unless (i) as a result of the existence of such event, occurrence or circumstance so disclosed in the Closing Schedules any of the representations or warranties of the Affected Party contained in this Agreement are found to have been untrue in any material respect as of the date of this Agreement, or (ii) the event, occurrence or circumstance could have been prevented in the exercise of reasonable diligence by any officers or directors of the Affected Party, in either of which cases the Affected Party shall be liable to the terminating party for Liquidated Damages as provided in Section 8.5 hereof.

        Section 5.8 Additional Accruals/Appraisals. Prior to the Closing Date, but after the Determination Date, at BANCORP's request, GLOBAL or CAPITOL shall, consistent with GAAP and applicable banking regulations, establish such additional accruals and reserves immediately prior to the Closing Date as may be necessary to conform GLOBAL's or CAPITOL's accounting and credit and OREO loss reserve practices and methods to those of BANCORP or BANK, provided, however, that no accrual or reserve made by GLOBAL or CAPITOL pursuant to this Section 5.8, or any litigation or regulatory proceeding arising out of any such accrual or reserve, or any other effect on GLOBAL or CAPITOL resulting from GLOBAL's or CAPITOL's compliance with this Section 5.8, shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. Additionally, no such accrual or reserve made by GLOBAL or CAPITOL pursuant to this Section 5.8 shall be used by the parties in the calculation of the Cash Merger Price.

        Section 5.9 Updated Schedules and Exhibits. The parties acknowledge that the Schedules and Exhibits attached to this Agreement are incomplete as of the date hereof. The parties shall update and complete all Schedules and Exhibits required by this Agreement and shall deliver to the other parties such updated and completed Schedules and Exhibits within 30 days of the execution of this Agreement.


                                ARTICLE 6.  CONDUCT OF BUSINESS

        Section 6.1 Affirmative Conduct of GLOBAL and CAPITOL . During the period from the date of execution of this Agreement through the Effective Time, GLOBAL and CAPITOL shall carry on their business, and in the ordinary course in substantially the manner in which heretofore conducted, subject to changes in law applicable to all California state-chartered industrial loan corporations or all nonmember financial entities insured by the FDIC and directives from regulators, and use all commercially reasonable efforts to preserve intact its business organization, keep available the services of its officers and employees, (other than terminations in the ordinary course of business) and preserve its relationships with customers, depositors, suppliers and others having business dealings with it; and, to these ends, shall fulfill each of the following:

               6.1.1 Use its commercially reasonable efforts, or cooperate with others, to expeditiously bring about the satisfaction of the conditions specified in Article 7 hereof;

               6.1.2 Advise BANCORP promptly in writing of any change that would have a Material Adverse Effect on its capital structure, financial condition, assets, results of operations, business or prospects or of any matter which would make the representations and warranties set forth in Article 3 hereof not true and correct in any material respect as of the effective date of the Registration Statement and at the Effective Time;

               6.1.3 Keep in full force and effect all of its existing material permits and licenses and those of its Subsidiaries;

               6.1.4 Use its commercially reasonable efforts to maintain insurance or bonding coverage on all material properties for which it is responsible and on its business operations, and carry not less than the same coverage for fidelity, public liability, personal injury, property damage and other risks equal to that which is in effect as of the date of this Agreement;

and notify BANCORP in writing promptly of any facts or circumstances which could affect its ability, or that of any of its Subsidiaries, to maintain such insurance or bonding coverage;

               6.1.5 Perform its contractual obligations and not breach or come into default on any of such obligations, and not amend, modify, or, except as they may be terminated in accordance with their terms, terminate any material contract, agreement, understanding, commitment, or offer, whether written or oral, (collectively referred to as an "Understanding") or materially default in the performance of any of its obligations under any Understanding where such default would have a Material Adverse Effect on GLOBAL or CAPITOL;

               6.1.6 Duly observe and conform to all legal requirements applicable to its business, except for any failure to so observe and conform that would not, individually or in the aggregate, and, in the future will not, have a Material Adverse Effect on GLOBAL or CAPITOL;

               6.1.7 Duly and timely file as and when due all reports and Returns required to be filed with any Governmental Entity;

               6.1.8 Maintain its assets and properties in good condition and repair, normal wear and tear excepted;

               6.1.9 Promptly advise BANCORP in writing of any event or any other transaction within the Knowledge of GLOBAL and CAPITOL, whereby any Person or related group of Persons acquires, after the date of this Agreement, directly or indirectly, record or beneficial ownership (as defined in Rule 13d-3 promulgated by the SEC pursuant to the Exchange Act) or control of 5% or more of the outstanding shares of GLOBAL Common Stock either prior to or after the record date fixed for the GLOBAL shareholders' meeting or any adjourned meeting thereof to approve the transactions contemplated herein;

               6.1.10 (a) Prior to the Determination Date maintain a reserve for loan and lease losses ("Loan Loss Reserve") at a level which is adequate to provide for all known and reasonably expected losses on loans, leases and other extensions of credit outstanding and other inherent risks in GLOBAL's portfolio of loans and leases, in accordance with GAAP and applicable regulatory accounting principles and banking laws and regulations but in no exception shall such account be less than two million dollars ($2,000,000);

                      (b) Charge off all loans, receivables and other assets, or portions thereof, deemed uncollectible in accordance with GAAP, regulatory accounting principles, and applicable law or regulation, or which have been classified as "loss" or as directed by any regulatory authority, unless such classification or direction has been disregarded in good faith by GLOBAL and CAPITOL, GLOBAL and CAPITOL has submitted in writing to such regulatory authority the basis upon which it has so disregarded such classification or direction, and such regulatory authority retracts its direction requiring such charge-off;

               6.1.11 Furnish to BANCORP, as soon as practicable, and in any event within fifteen days after it is prepared: (i) a copy of any report submitted to the Board of Directors of GLOBAL and CAPITOL and access to the working papers related thereto, provided, however, that GLOBAL and CAPITOL need not furnish BANCORP any materials relating to deliberations of GLOBAL's and CAPITOL's Board of Directors with respect to its approval of this Agreement, communications of GLOBAL's and CAPITOL's legal counsel with the Board of Directors or officers of GLOBAL and CAPITOL regarding GLOBAL's and CAPITOL's rights against or obligations to BANCORP or its Subsidiaries under this Agreement, or books, records and documents covered by the attorney-client privilege or which are attorneys' work product; (ii) copies of all material reports, renewals, filings, certificates, statements, correspondence and other documents specific to GLOBAL and CAPITOL or filed with or received from any Federal Reserve Bank, the FDIC, the Commissioner or any Governmental Entity;
(iii) monthly unaudited balance sheets, statements of income and changes in shareholders' equity for GLOBAL and CAPITOL and its Subsidiaries and quarterly unaudited balance sheets, statements of income and changes in shareholders' equity for GLOBAL and CAPITOL, in each case prepared on a basis consistent with past practice; and (iv) such other reports as BANCORP may reasonably request (which are otherwise deliverable under this Section 6.1.11) relating to GLOBAL and CAPITOL. Each of the financial statements of GLOBAL and CAPITOL delivered pursuant to this Section 6.1.11 shall be accompanied by a certificate of the Chief Financial Officer of GLOBAL and CAPITOL to the effect that such financial statements fairly present the financial information presented therein of GLOBAL and CAPITOL, for the periods covered, subject to recurring adjustments normal in nature and amount, necessary for a fair presentation and are prepared on a basis consistent with past practice;

               6.1.12 GLOBAL and CAPITOL agree that through the Effective Time, as of their respect dates, (i) each GLOBAL Filing will be true and complete in all material respects; and (ii) each GLOBAL Filing will comply in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Governmental Entity with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any of such GLOBAL Filings that is intended to present the financial position of GLOBAL and CAPITOL during the periods involved to which it relates will fairly present in all material respects the financial position of GLOBAL and CAPITOL and will be prepared in accordance with GAAP or consistent with applicable regulatory accounting principles and banking law and banking regulations, except as stated therein;

               6.1.13 Maintain reserves for contingent liabilities in accordance with GAAP or applicable regulatory accounting principles, and consistent with past practices;

               6.1.14 Promptly notify BANCORP of the filing, or threatened filing, of any litigation, or the filing or threatened filing of any government or regulatory action, including an investigation or notice of investigation, or similar proceeding or notice of any material claims against GLOBAL and CAPITOL or any of their assets;

               6.1.15 Inform BANCORP of the amounts and categories of any loans, leases or other extensions of credit, or other assets, that have been classified by any bank regulatory authority or by any unit of GLOBAL and CAPITOL as "Specially Mentioned," "Renegotiated," "Substandard," "Doubtful," "Loss" or any comparable classification ("Classified Assets"). GLOBAL and CAPITOL will furnish to BANCORP, as soon as practicable, and in any event within fifteen days after the end of each calendar month, schedules including the following: (i) Classified Assets by type (including each credit or other asset in an amount equal to or greater than $10,000), and its classification category; (ii) nonaccrual credits by type (including each credit in an amount equal to or greater than $10,000); (iii) renegotiated loans by type (loans on which interest has been renegotiated to lower than market rates because of the financial condition of the borrowers); (iv) delinquent credits by type (including each delinquent credit in an amount equal to or greater than $10,000), including an aging into 30-89 and 90+ day categories; (v) loans or leases or other assets charged off, in whole or in part, during the previous month by type (including each such loan or lease or other asset in an amount equal to or greater than $10,000); and (vi) OREO or assets owned stating with respect to each its type;

               6.1.16 Furnish to BANCORP, upon BANCORP's request, schedules with respect to the following: (i) participating loans and leases, stating, with respect to each, whether it is purchased or sold and the loan or lease type;
(ii) loans or leases (including any commitments) by GLOBAL and CAPITOL to any director or officer (at or above the Vice President level) of GLOBAL or any of its Subsidiaries, or to any Person holding 5% or more of the capital stock of GLOBAL, including, with respect to each such loan or lease, the identity and, to the best Knowledge of GLOBAL and CAPITOL, the relation of the borrower to GLOBAL and CAPITOL, the loan or lease type and the outstanding and undrawn amounts; and
(iii) standby letters of credit, by type, (including each letter of credit in a face amount equal to or greater than $10,000); and

               6.1.17  Make   available   to  BANCORP   copies  of  each  credit
authorization package, consisting of all applications for and financial information regarding loans, renewals of loans or other extensions of credit of $25,000 or more (on a noncumulative basis) for secured loans or secured extensions of credit and $10,000 in the case of unsecured loans or unsecured extensions of credit, which are approved by GLOBAL and CAPITOL after the date of this Agreement, within ten Business Days of preparation of such packages.

        Section 6.2 Negative Covenants of GLOBAL and CAPITOL. During the period from the date of execution of this Agreement through the Effective Time, GLOBAL and CAPITOL agree that without BANCORP's prior written consent or as contemplated by this Agreement, they shall not:

               6.2.1 (a) Declare or pay any dividend on, other than regular cash dividends consistent with past practices, or make any other distribution in respect of, any of its capital stock; (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or
(c) repurchase or otherwise acquire any shares of its capital stock;

               6.2.2 Take any action that would or might result in any of the representations and warranties of GLOBAL and CAPITOL set forth in the Agreement becoming untrue in any material respect or any of the conditions to the Merger set forth in Article 7 not being satisfied, except to the extent such actions are required to be undertaken by applicable law, regulation or at the direction of any Regulatory Authority;

               6.2.3 Issue, deliver, sell, or grant, or authorize the issuance, delivery, sale or grant of, or purchase, any shares of the capital stock of GLOBAL and CAPITOL or any securities convertible or exercisable into or exchangeable for such capital stock, or any rights, warrants or options, except for the exercise of existing stock options under existing stock option plans or enter into any agreements to do any of the foregoing;

               6.2.4 Amend its Articles of Incorporation or Bylaws, except as required by applicable law or by the terms of this Agreement;

               6.2.5 Authorize or knowingly permit any of its representatives, directly or indirectly, to solicit or encourage any Acquisition Proposal (as hereinafter defined) or participate in any discussions or negotiations with, or provide any nonpublic information to, any Person or group of persons (other than BANCORP, and its representatives) concerning any such solicited Acquisition Proposal. GLOBAL and CAPITOL shall notify BANCORP immediately if any inquiry regarding an Acquisition Proposal is received by GLOBAL and CAPITOL, including the terms thereof. For purposes of this Section 6.2.5, "Acquisition Proposal" shall mean any (a) proposal pursuant to which any Person other than BANCORP would acquire or participate in a merger or other business combination or reorganization involving GLOBAL and CAPITOL; (b) proposal by which any Person or group, other than BANCORP, would acquire the right to vote ten percent (10%) or more of the capital stock of GLOBAL entitled to vote for the election of directors; (c) acquisition of the assets of GLOBAL and CAPITOL other than in the ordinary course of business; or (d) acquisition in excess of ten percent (10%) of the outstanding capital stock of GLOBAL, other than as contemplated by this Agreement. Notwithstanding the foregoing, nothing contained in this Agreement shall prevent GLOBAL and CAPITOL or GLOBAL's and CAPITOL's Board of Directors from (i) furnishing nonpublic information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such person or entity, or recommending an unsolicited bona fide written Acquisition Proposal to the shareholders of GLOBAL, if and only to the extent that (A) the Board of Directors of GLOBAL and CAPITOL has determined and believes in good faith (after consultation with and the concurrence of its financial advisor) that such Acquisition Proposal would, if consummated, result in a transaction materially more favorable, from a financial point of view, to GLOBAL's shareholders than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a "Superior Proposal") and GLOBAL's and CAPITOL's Board of Directors have determined in good faith, after consultation with and based on written advice from its outside legal counsel, that such action is necessary for GLOBAL and CAPITOL to comply with its fiduciary duties to shareholders under applicable law, and (B) prior to furnishing such nonpublic information to, or entering into discussions or negotiations with, such person or entity, GLOBAL's and CAPITOL's Board of Directors has received from such person or entity an executed confidentiality agreement, with terms no more favorable to such party than those contained in the Confidentiality Agreement between GLOBAL, CAPITOL, BANCORP and BANK, or (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, if such Rule is applicable thereto;

               6.2.6 Acquire or agree to acquire by merging, consolidating with, or by purchasing all or a substantial portion of the assets of, or in any other manner, any business or any Person or otherwise acquire or agree to acquire any assets which are material to GLOBAL and CAPITOL, other than in the ordinary course of business consistent with prior practice;

               6.2.7 Sell, lease or otherwise dispose of any of its assets which are material, individually or in the aggregate, to GLOBAL and CAPITOL, except in the ordinary course of business consistent with prior practice;

               6.2.8 Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities of GLOBAL or any of its Subsidiaries or guarantee any debt securities of others other than in the ordinary course of business consistent with prior practice;

               6.2.9 Enter into any Understanding, except: (a) deposits incurred, and short-term debt securities (obligations maturing within one year) issued, in its ordinary course of business consistent with prior practice, and liabilities arising out of, incurred in connection with, or related to the consummation of this Agreement; (b) commitments to make loans or other extensions of credit in the ordinary course of business consistent with prior practice; and (c) loan sales in the ordinary course of business, without any recourse, provided that no commitment to sell loans shall extend beyond the Effective Time;

               6.2.10 Make or enter into a commitment to make any loan or other extension of credit to any director, officer or employee of GLOBAL or any of its Subsidiaries, except in accordance with practice or policy in existence on the date of this Agreement and in compliance with all applicable laws and all applicable regulations and directives of any Governmental Entity;

               6.2.11 Except in the ordinary course of business consistent with prior practice or as required by an existing contract, and provided prior disclosure thereof has been made in Schedule 6.2.11, grant any general or uniform increase in the rates of pay of employees or employee benefits or any increase in salary or employee benefits of any officer, employee or agent or pay any bonus to any Person;

               6.2.12 Sell, transfer, mortgage, encumber or otherwise dispose of any assets or other liabilities except in the ordinary course of business consistent with prior practice or as required by any existing contract;

               6.2.13 Make the credit underwriting policies, standards or practices relating to the making of loans and other extensions of credit, or commitments to make loans and other extensions of credit, or the Loan Loss Reserve policies, less stringent than those in effect on December 31, 1998 or reduce the amount of the Loan Loss Reserves or any other reserves for potential losses or contingencies;

               6.2.14 Make any capital expenditures, or commitments with respect thereto, except those in the ordinary course of business which do not exceed $5,000 individually or $15,000 in the aggregate;

               6.2.15 Renew, extend or amend any existing employment contract or agreement, enter into any new employment contract or agreement or make any bonus or any special or extraordinary payments to any Person;

               6.2.16 Except in the ordinary course of business consistent with prior practice, and in compliance with applicable laws and regulations, make any material investments, by purchase of stock or securities, contributions of capital, property transfers, purchases of any property or assets or otherwise, in any other individual, corporation or other entity;

               6.2.17 Except as otherwise required to correct a prior filing, compromise or otherwise settle or adjust any assertion or claim of a deficiency in Taxes (or interest thereon or penalties in connection therewith) or file any appeal from an asserted deficiency except in a form previously approved by BANCORP, which approval will not be unreasonably withheld, in writing, or file or amend any federal, foreign, state or local Tax Return or report or make any tax election or change any method or period of accounting unless required by GAAP or applicable law and, then, only after submitting such Tax return or report or proposed Tax election or change in any method or period of accounting, to BANCORP for its approval, which it shall not unreasonably withhold or delay;

               6.2.18 Except as contemplated in this Agreement, terminate any Employee Plan or Benefit Arrangement;

               6.2.19 Change its fiscal year or methods of accounting in effect at December 31, 1998, except as required by changes in GAAP or regulatory accounting principles as concurred to by GLOBAL's independent public accountants;

               6.2.20 Take or cause to be taken into OREO any  property  without
(a) a Phase I environmental report, reporting no adverse environmental condition on such property, with a copy of such report delivered to BANCORP prior to taking such property into OREO; and (b) the written consent of BANCORP, which shall not be unreasonably withheld.

        Section 6.3 Conduct of BANCORP. During the period from the date of execution of this Agreement through the Effective Time, BANCORP agrees (except to the extent GLOBAL shall otherwise consent in writing) to do the following:

               6.3.1 Use its commercially reasonable efforts, or cooperate with others, to expeditiously bring about the satisfaction of the conditions specified in Article 7 hereof;

               6.3.2 Advise GLOBAL promptly in writing of any change that would have a Material Adverse Effect on its capital structure, consolidated financial condition, consolidated assets, consolidated results of operations, business or prospects or of any matter which would make the representations and warranties set forth in Article 4 hereof not true and correct in any material respect as of the effective date of the Registration Statement and at the Effective Time;

               6.3.3 Use its best efforts to accomplish the BANCORP Public Offering necessary to complete the Mergers.

               6.3.4 Use its best efforts to file all required applications with the Commissioner, FRB and FDIC on or before November 15, 1999.

               6.3.5 Furnish to GLOBAL, as soon as practicable, and in any event within fifteen days after it is prepared: (i) copies of all material reports, renewals, filings, certificates, statements, correspondence and other documents specific to BANCORP and BANK or filed with or received from any Federal Reserve Bank, the FDIC, the Commissioner or any Governmental Entity; (ii) monthly unaudited balance sheets, statements of income and changes in shareholders' equity for BANCORP and quarterly unaudited balance sheets, statements of income and changes in shareholders' equity for BANCORP and BANK, in each case prepared on a basis consistent with past practice; and (ii) such other reports as GLOBAL may reasonably request (which are otherwise deliverable under this Section 6.3.5) relating to BANCORP and BANK.

               6.3.6 BANK will furnish to GLOBAL, as soon as practicable, and in any event within fifteen days after the end of each calendar quarter, schedules including the following: (i) Classified Assets by type (including each credit or other asset in an amount equal to or greater than $100,000), and its classification category; (ii) nonaccrual credits by type (including each credit in an amount equal to or greater than $100,000); (iii) renegotiated loans by type (loans on which interest has been renegotiated to lower than market rates because of the financial condition of the borrowers); (iv) delinquent credits by type (including each delinquent credit in an amount equal to or greater than $100,000), including an aging into 30-89 and 90+ day categories; (v) loans or leases or other assets charged off, in whole or in part, during the previous month by type (including each such loan or lease or other asset in an amount equal to or greater than $100,000); and (vi) OREO or assets owned stating with respect to each its type;

        Section 6.4 Negative Covenants of BANCORP. During the period from the date of execution of this Agreement through the Effective Time, BANCORP agrees that without GLOBAL's prior written consent, it shall not:

               6.4.1 (a) Declare or pay any dividend on, other than regular cash dividends consistent with past practices, or make any other distribution in respect of, any of its capital stock; (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or
(c) repurchase or otherwise acquire any shares of its capital stock;

               6.4.2 Take any action that would or might result in any of the representations and warranties of BANCORP set forth in the Agreement becoming untrue in any material respect or any of the conditions to the Merger set forth in Article 7 not being satisfied, except to the extent such actions are required to be undertaken by applicable law, regulation or at the direction of any Regulatory Authority or are contemplated by this Agreement;


                          ARTICLE 7.  CONDITIONS PRECEDENT TO CLOSING

        Section 7.1 Conditions to the Parties' Obligations. The obligations of all the parties to this Agreement to effect the Mergers shall be subject to the fulfillment of the following conditions:

               7.1.1 This Agreement, the Merger Agreements and the Mergers shall have been validly approved by the holders of a majority of the outstanding shares of GLOBAL Common Stock entitled to vote;

               7.1.2 All permits, approvals and consents required to be obtained, and all waiting periods required to expire, prior to the consummation of the Branch Purchase and the Mergers under applicable federal laws of the United States or applicable laws of any state having jurisdiction over the transactions contemplated by this Agreement, the Merger Agreements and the Branch Purchase Agreement shall have been obtained or expired, as the case may be (all such permits, approvals and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals"), without the imposition of any condition which in the reasonable judgment of any party to be affected by such condition is materially burdensome upon such party or its respective Affiliates or the Surviving Corporation;

               7.1.3 There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Branch Purchase and the Mergers, by any Government Entity which: (i) makes the consummation of the Branch Purchase or any of the Mergers illegal; (ii) requires the divestiture by BANCORP of any material asset or of a material portion of the business of BANCORP; or (iii) imposes any condition upon BANCORP or its

Subsidiaries (other than general provisions of law applicable to all banks and bank holding companies) which in the judgment of BANCORP would be materially burdensome;

               7.1.4 The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and shall remain in effect. No legal, administrative, arbitration, investigatory or other proceeding by any Governmental Entity or any other Person shall have been instituted and, at what otherwise would have been the Effective Time, remain pending by or before any Governmental Entity to restrain or prohibit the transactions contemplated hereby;


               7.1.5 BANCORP and GLOBAL shall have received opinions of counsel for the other party in substantially the forms previously agreed to by the parties as set forth in Exhibits 7.1.5A and 7.1.5B, respectively, dated as of the Closing Date;

               7.1.6 No action, suit or proceeding shall have been instituted or threatened  before  any court or  governmental  body  seeking  to  challenge  or restrain the transactions contemplated by this Agreement or the Merger Agreements which presents a substantial risk that such transactions will be restrained or that either party hereto may suffer material damages or other relief as a result of consummating such transactions; and

               7.1.7 The Branch Purchase shall have been consummated.

        Section 7.2 Conditions to BANCORP's Obligations. The obligations of BANCORP to effect either of the Mergers shall be subject to the fulfillment (or waiver, in writing, by BANCORP) of the following conditions:

               7.2.1 Except as otherwise provided in this Section 7.2, (a) the representations and warranties of GLOBAL and CAPITOL contained in Article 3 shall be true in all material respects as of the Effective Time as though made at the Effective Time, except to the extent they expressly refer to an earlier time and except where the failure to be true, individually or in the aggregate, would not have or would not be reasonably likely to have, a Material Adverse Effect on GLOBAL, CAPITOL or the Surviving Corporation, or upon the consummation of the transactions contemplated hereby; (b) GLOBAL and CAPITOL shall have duly performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time, except where the failure to so perform and comply, individually or in the aggregate, would not have or would not be reasonably likely to have a Material Adverse Effect on GLOBAL and CAPITOL or the Surviving Corporation, or upon the consummation of the transactions contemplated hereby; (c) none of the events or conditions entitling BANCORP to terminate this Agreement under Article 8 shall have occurred and be continuing; and (d) GLOBAL and CAPITOL shall have delivered to BANCORP certificates dated the date of the Effective Time and signed by the President and Chief Executive Officer to the effect set forth in Subsections 7.2.1(a), (b) and (c);

               7.2.2 There shall have been obtained, without the imposition of any material burden or restriction on any of the parties hereto not in existence on the date hereof, each consent to the consummation of the Mergers required to be obtained from any Person under any agreement, contract or license to which GLOBAL and CAPITOL is a party or by or under which it is bound or licensed, the withholding of which might have a Material Adverse Effect on GLOBAL, CAPITOL, the Surviving Corporation or BANCORP at or following the Effective Time, or on the transactions contemplated by this Agreement;

               7.2.3 GLOBAL and CAPITOL shall have delivered its Closing Schedules to BANCORP on the day immediately preceding the Closing Date and none of such Closing Schedules shall reflect any item that was not on the GLOBAL Schedules (or in the GLOBAL Financial Statements) delivered on the date of execution of this Agreement that has had, would have, or could be reasonably likely to have, a Material Adverse Effect on GLOBAL, CAPITOL, the Surviving Corporation or BANCORP at or after the Effective Time, or on the consummation of the transactions contemplated hereby;

               7.2.4 Between the date of this Agreement and the Effective Time, no event or circumstance shall have occurred which has had or could reasonably be expected to have a Material Adverse Effect on GLOBAL, or its Subsidiaries, and BANCORP shall have received a certificate signed on behalf of GLOBAL and CAPITOL by the President and Chief Executive Officer of GLOBAL and CAPITOL to such effect;

               7.2.5 Counsel for BANCORP shall have approved, in the exercise of counsel's reasonable discretion, the validity of all transactions herein contemplated, as well as the form and substance of all opinions, certificates, instruments of transfer and other documents to be delivered to BANCORP hereunder or that are reasonably requested by such counsel;

               7.2.6 The issuance of the BANCORP Common Stock in the merger of HBMC with and into GLOBAL shall have been qualified or registered with the appropriate State securities law or "blue sky" regulatory authorities of all States in which qualification or registration is required under the State securities laws, and such qualifications or registration shall not have been suspended or revoked;

               7.2.7  Neither   GLOBAL  or  CAPITOL  shall  be  subject  to  any
memorandum of understanding, cease and desist order, or other agreement with any Governmental Entity restricting the conduct of any of their respective businesses, prospects and operations, so as to have a Material Adverse Effect on BANCORP or BANK after the Effective Time;

               7.2.8 GLOBAL shall have provided to BANCORP satisfactory evidence that GLOBAL Stock Options have either been exercised or canceled.

               7.2.9 BANCORP shall have completed the BANCORP Public Offering and shall have received the amount of cash necessary to complete the Mergers.

               7.2.10 All of GLOBAL's and CAPITOL's director-shareholders shall have delivered to BANCORP on the date of this Agreement the Director-Shareholder Agreements in the form attached hereto as Exhibit 7.2.10;

        Section 7.3  Conditions  to GLOBAL's  Obligations.  The  obligations  of
GLOBAL to effect the Merger shall be subject to the fulfillment (or waiver, in writing, by GLOBAL) of the following conditions:

               7.3.1 Except as otherwise provided in this Section 7.3, (a) the representations and warranties of BANCORP contained in Article 4 shall be true in all material respects as of the Effective Time as though made at the Effective Time, except to the extent they expressly refer to an earlier time and except where the failure to be true, individually or in the aggregate, would not have or would not be reasonably likely to have, a Material Adverse Effect on BANCORP and BANK, taken as a whole, or upon consummation of the transactions contemplated hereby; (b) BANCORP shall have duly performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with it prior to or at the Effective Time, except where the failure to so perform and comply, individually or in the aggregate, would not have or would not be reasonably likely to have a Material Adverse Effect on BANCORP and BANK, taken as a whole, or upon the consummation of the transactions contemplated hereby; (c) none of the events or conditions entitling GLOBAL to terminate this Agreement under Article 8 shall have occurred and be continuing; and (d) BANCORP shall have delivered to GLOBAL certificates dated the date of the Effective Time and signed by a duly authorized officer to the effect set forth in Subsections 7.3.1(a), (b) and (c);

               7.3.2 Counsel for GLOBAL shall have approved, in the exercise of counsel's reasonable discretion, the validity of all transactions herein contemplated, as well as the form and substance of all opinions, certificates, instruments of transfer and other documents to be delivered to GLOBAL hereunder or that are reasonably requested by such counsel;

               7.3.3 There shall not have been any change in the consolidated financial condition, aggregate consolidated net assets, shareholders' equity, business, or consolidated operating results of BANCORP and its Subsidiaries, taken as a whole, from December 31, 1998 to the Effective Time that results in a Material Adverse Effect as to BANCORP and its Subsidiaries, taken as a whole;

               7.3.4 BANCORP shall have delivered its Closing Schedules to GLOBAL on the day immediately preceding the Closing Date and none of such Closing Schedules shall reflect any item that was not on the BANCORP Schedules (or in the BANCORP Financial Statements) delivered on the date of execution of this Agreement that has had, or would have a Material Adverse Effect on BANCORP and its Subsidiaries, taken as a whole, at or after the Effective Time, or on the consummation of the transactions contemplated hereby;

               7.3.5 GLOBAL's Board of Directors shall have received an opinion to the effect that the terms of the Mergers, from a financial standpoint, are fair to the shareholders of GLOBAL ("Global Fairness Opinion") and such opinion shall not have been revoked at any time prior to the Effective Time;

               7.3.6 BANCORP shall have delivered written evidence to GLOBAL's Board of Directors of the continuation of directors and officers liability insurance for the Boards of Directors of GLOBAL and CAPITOL for a period of three years after the Effective Time, which is at least equal to the directors and officers liability insurance coverage in existence at GLOBAL and CAPITOL at the date of this Agreement.

                        ARTICLE 8.  TERMINATION, AMENDMENTS AND WAIVERS

        Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time;

               8.1.1 By mutual consent of the Boards of Directors of BANCORP and GLOBAL;

               8.1.2 By BANCORP or GLOBAL upon the failure to satisfy any conditions specified in Section 7.1 if such failure is not caused by any action or inaction of the party requesting termination of this Agreement;

               8.1.3 By BANCORP or GLOBAL if an Acquisition Event involving GLOBAL or CAPITOL shall have occurred;

               8.1.4 By GLOBAL if there shall have been a material breach of any of the representations or warranties of BANCORP set forth in this Agreement, which breach, in the reasonable opinion of GLOBAL, by its nature cannot be cured or is not cured prior to the Closing and which breach would, in the reasonable opinion of GLOBAL, individually or in the aggregate, have, or be reasonably likely to have, a Material Adverse Effect on BANCORP and its Subsidiaries, taken as a whole, or upon the consummation of the transactions contemplated hereby;

               8.1.5 By BANCORP if there shall have been a material breach of any of the representations or warranties of GLOBAL or CAPITOL set forth in this Agreement, which breach, in the reasonable opinion of BANCORP, by its nature cannot be cured or is not cured prior to the Closing and which breach would, in the reasonable opinion of BANCORP, individually or in the aggregate, have, or be reasonably likely to have, a Material Adverse Effect on GLOBAL or CAPITOL or upon the consummation of the transactions contemplated hereby;

               8.1.6 By GLOBAL after the occurrence of a Default by BANCORP and the continuance of such Default for a period of 20 Business Days after written notice of such Default, if such Default, in the reasonable opinion of GLOBAL, cannot be cured prior to the Closing or, even though curable by the Closing, it is not cured prior to the Closing;

               8.1.7 By BANCORP after the occurrence of a Default by GLOBAL or CAPITOL and the continuance of such Default for a period of 20 Business Days after written notice of such Default, if such Default, in the reasonable opinion of BANCORP, cannot be cured prior to the Closing or, even though curable by the Closing, it is not cured prior to the Closing;

               8.1.8 By BANCORP if the Closing Schedules delivered by GLOBAL disclose the occurrence of an event or the existence of any facts or circumstances, not disclosed in the Schedules or the GLOBAL Financial Statements delivered to BANCORP on or before the date hereof, that has had or could reasonably be expected to have a Material Adverse Effect on GLOBAL or CAPITOL, or after the Effective Time, on BANCORP, or on the consummation of the transactions contemplated hereby (an "GLOBAL Material Adverse Event");

               8.1.9 By GLOBAL upon the failure of any of the conditions specified in Section 7.3 to have been satisfied prior to March 31, 2000; or

               8.1.10 By BANCORP upon the failure of any of the conditions specified in Section 7.2 to have been satisfied prior to March 31, 2000; or

               8.1.11 By GLOBAL if BANCORP shall not have completed the BANCORP Public Offering by March 31, 2000.

        Section  8.2 Effect of  Termination;  Survival.  Except as  provided  in
Section 8.5, no termination of this Agreement as provided in Section 8.1 for any reason or in any manner shall release, or be construed as so releasing, any party hereto from its obligations pursuant to Sections 5.1.3, 5.5, 8.5 or 9.5 hereof or from any liability or damage to any other party hereto arising out of, in connection with, or otherwise relating to, directly or indirectly, said party's material breach, Default or failure in performance of any of its covenants, agreements, duties or obligations arising hereunder, or any breaches of any representation or warranty contained herein arising prior to the date of termination of this Agreement.

        Section 8.3 Amendment. This Agreement may be amended by the parties hereto, at any time before or after approval hereof by the shareholders of GLOBAL; provided, however, that after any such approval by GLOBAL shareholders, no amendments shall be made which by law require further approval by GLOBAL shareholders without such further approval.

        Section 8.4 Waiver. Any term or provision of this Agreement other than regulatory approval or any other provision required by law, may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof.

        Section 8.5  Liquidated Damages; Cancellation Fee.

               8.5.1 In the event of the occurrence of (i) an Acquisition Event involving GLOBAL or CAPITOL, then GLOBAL or CAPITOL shall pay to BANCORP the sum of Three Hundred Fifty Thousand Dollars ($350,000) in cash.

               8.5.2 In the event of termination of this Agreement by GLOBAL pursuant to Section 8.1.9 as a result of the revocation of the GLOBAL Fairness Opinion; or a termination of this Agreement by BANCORP pursuant to (i) Section
8.1.2 (no approval by GLOBAL shareholders), or (ii) pursuant to Section 8.1.5 (breach of representations or warranties of GLOBAL) or Section 8.1.7 (Default) or Section 8.1.8 (disclosure in the Closing Schedules of an GLOBAL Material Adverse Event), where such breach of representation or warranty, Default or GLOBAL Material Adverse Event shall have been caused in whole or in material part by any action or inaction within the control of GLOBAL or any of its Subsidiaries, or any of their directors or executive officers (it being understood that any breach or Default or GLOBAL Material Adverse Event that occurred after the date of this Agreement and was outside of the control of GLOBAL and its Subsidiaries, and the directors and executive officers thereof, such as, by way of example only, the filing of a lawsuit against GLOBAL or CAPITOL, shall not come within this Section 8.5.2), then, GLOBAL or CAPITOL shall pay to BANCORP the sum of Two Hundred Fifty Thousand Dollars ($250,000), in cash; provided, however, that if an Acquisition Transaction occurs involving GLOBAL or CAPITOL within one hundred eighty (180) days following any termination by BANCORP to which this Section 8.5.2 applies, GLOBAL or CAPITOL shall pay to BANCORP an additional One Hundred Thousand Dollars ($100,000) in cash.

               8.5.3 In the event of the termination of this Agreement by GLOBAL pursuant to 8.1.4 (breach of representations and warranties of BANCORP), Section 8.1.11 (failure to complete BANCORP Public Offering), or
Section 8.1.6 (Default), where such breach of representation or warranty, or such Default or BANCORP Material

Adverse Event shall have been caused in whole or in material part by any action or inaction within the control of BANCORP or any of its Subsidiaries, or any of their directors or executive officers (it being understood that any action or inaction outside of the control of BANCORP, its Subsidiaries and their directors and executive officers, such as, by way of example only, the filing of a lawsuit against BANCORP, shall not come within this Section 8.5.3), then, BANCORP shall pay to GLOBAL the sum of Two Hundred Fifty Thousand Dollars ($250,000), in cash.

               8.5.4 The parties have determined that the occurrence of any of the events or circumstances set forth in Sections 8.5.1, 8.5.2 and 8.5.3 would cause a substantial damage and loss and lost business opportunities to the party terminating this Agreement as a result thereof and that the payments contemplated by Sections 8.5.1, 8.5.2 and 8.5.3 above provide reasonable and fair compensation for such damage, loss and lost business opportunities and are not intended to be and do not constitute a penalty or forfeiture. Such payments will be made within 10 Business Days following a termination of the Agreement that gives rise to the payment of such liquidated damages pursuant to Sections 8.5.1, 8.5.2 or 8.5.3, as applicable. Upon the making and receipt of payments due under this Section 8.5, neither party, nor any Affiliates of any party, shall have any further obligation or liability of any kind under this Agreement to the other party, except pursuant to Section 5.1.3, 5.5 and 9.5.

               8.5.5 In the event of the termination of this Agreement by BANCORP or GLOBAL and for any reason other than as specified in Sections 8.5.1,
8.5.2 or 8.5.3 above, none of the parties hereto, nor any Affiliates of any such parties, inclusive of officers and directors, shall have any further obligation or liability of any kind to the other party, except pursuant to Sections 5.1.3,
5.5 and 9.5.


                                ARTICLE 9.  GENERAL PROVISIONS

        Section 9.1 Nonsurvival of Representations and Warranties. Except as provided in Section 8.2 none of the representations, warranties, covenants and agreements made by GLOBAL and CAPITOL in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained in this Section 9.1, Section 2.6.2 (Escrow Merger Price), Section 2.8 (Certain Exchange Procedures), Section 2.9 (Exchange Procedures for Escrow Adjusted Value), and Section 2.10 (BANCORP Board of Directors), each of which shall survive in accordance with its terms. The Board of Directors of BANCORP shall delegate to a shareholder committee made up of a majority of the last Board of Directors of GLOBAL (which shall act by majority vote) the authority to enforce the provisions of and resolve any disputes regarding Section 2.6.2 from and after the Effective Date. The expenses of the committee, including fees paid to accountants, attorneys, appraisers and other consultants, shall be paid by BANCORP and will be charged against the Escrow Merger Price to the extent such funds remain. All representations, warranties, covenants, and agreements made by BANCORP and BANK shall survive the Effective Date.

        Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested), sent by confirmed overnight courier or telecopied (with electronic confirmation and verbal confirmation for the person to whom such telecopy is addressed), on the date such notice is so delivered, mailed or sent, as the case may be, to the parties at the following addresses (or any such other address for a party as shall be specified by like notice):

        If to GLOBAL or CAPITOL at:

               Global Bancorp
               1424 Second Street
               Napa, California 94559
               Fax No. (707) 252-4950
               Attention: Sherwood Tarlow, Chairman

               Capitol Thrift & Loan Association
               1424 Second Street
               Napa, California 94559
               Fax No. (707) 252-4950
               Attention: Robert F. Kelly, President/CEO

        with a copy to:

               Allen, Matkins, Leck, Gamble & Mallory
               333 Bush Street, 17th Floor
               San Francisco, California 94104
               Fax No. (415) 837-1516
               Attention: Roger S. Mertz, Esq.

        with a copy to:

               Mr. Sherwood Tarlow
               P. O. Box 5274
               38 Brailey Way
               (Extension Please Point Way)
               Edgartown, Massachusetts  02539



        If to BANCORP or BANK:

               Humboldt Bancorp
               701 Fifth Street
               Eureka, California 95501
               Fax No. (707) 441-0214
               Attention: Ted Mason, President/CEO

        with a copy to:

               Gary Steven Findley & Associates
               1470 North Hundley Street
               Anaheim, California 92806
               Fax No. (714) 630-7910
               Attention: Gary Steven Findley, Esq.

        Section 9.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        Section 9.4 Entire Agreement/No Third Party Rights/Assignment. This Agreement (including the documents and instruments referred to herein): (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) except as expressly set forth herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder; (c) shall not be assigned by a party, by operation of law or otherwise, without the consent of the other parties; and (d) subject to the foregoing, shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.

        Section 9.5 Nondisclosure of Agreement. BANCORP and GLOBAL agree, except as required by law or the rules of the NASDAQ, so long as this Agreement is in effect, not to issue any public notice, disclosure or press release with respect to the transactions contemplated by this Agreement without seeking the consent of the other party, which consent shall not be unreasonably withheld.

        Section 9.6 Assignment. None of the parties may assign their rights under this Agreement without prior written consent of the other parties hereto.

        Section 9.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of California, without regard to any applicable conflicts of law.

        Section 9.8 Headings/Table of Contents. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        Section 9.9 Enforcement of Agreement. The parties hereto agree that irreparable damage will occur in the event that any of the provisions of this Agreement or the Merger Agreement are not performed in accordance with its specific terms or is otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the State of California or any state having jurisdiction, this being in addition to any remedy to which they are entitled at law or in equity.

        Section 9.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

IN WITNESS WHEREOF, BANCORP, BANK, GLOBAL and CAPITOL have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

HUMBOLDT BANK                GLOBAL BANCORP



By:____________________________________ By:____________________________________
Name:_________________________________ Name:___________________________________



By:____________________________________ By:___________________________________
Name:_________________________________ Name:___________________________________


HUMBOLDT BANCORP             CAPITOL THRIFT & LOAN ASSOCIATION



By:____________________________________ By:___________________________________
Name:_________________________________ Name:__________________________________



By:___________________________________ By:____________________________________
Name:_________________________________ Name:__________________________________

                                   Appendix B
                      Opinion of First Capital Group, LLC

                           FIRST CAPITAL GROUP, L.L.C.
                     INVESTMENT BANKERS & FINANCIAL ADVISORS


July 8, 1999

Board of Directors
Global Bancorp
1424 Second Street
Napa, California 94559

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Global Bancorp ("Global"), of the consideration (the "Merger Consideration") to be received by such holders pursuant to the Agreement and Plan of Reorganization and Merger dated as of June 22, 1999 (the "Reorganization Agreement"), which provides for the merger (the "Merger") of Global with and into Humboldt Bancorp, Inc. ("Humboldt"). Pursuant to Section 2.6.1 of the Reorganization Agreement, subject to certain conditions, each shareholder of the outstanding common stock of Global (the "Global Common Stock") has a right to receive consideration equal to approximately $23.35 per share, comprised of a combination, subject to adjustment pursuant to certain conditions set forth in the Reorganization Agreement, of cash and at the election of individual Global shareholders, shares of the common stock of Humboldt (the "Humboldt Common Stock") for each share of Global Common Stock tendered. The terms and guidelines of the transaction are more fully set forth in the Reorganization Agreement.

In connection with our opinion, we have: (i) analyzed certain internal financial statements and other financial and operating data concerning Global prepared by the management of Global; (ii) analyzed certain publicly available financial statements, both audited and unaudited, and other information of Global and Humboldt, including those included in Global's financial statements for the period ended December 31, 1998, Humboldt's Annual Reports for the three years ended December 31, 1998, Humboldt's Quarterly Reports for the periods ended June 30, 1998, September 30, 1998, and March 31, 1999, and Global's financial statements for the quarters ended June 30, 1998, September 30, 1998, and March 31, 1999; (iii) analyzed certain financial data of Global prepared by the management of Global; (iv) discussed the past and current operations and financial condition of Global with senior executives of Global; (v) reviewed the reported stock prices and trading activity for Humboldt Common Stock; (vi) compared the financial performance of Humboldt Common Stock and trading activity with that of certain other comparable publicly-traded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable precedent transactions; (viii) reviewed the Reorganization Agreement; and (ix) performed such other analyses as deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. We have not made an independent evaluation of the assets or liabilities of Global, nor have we been furnished with any such appraisals. With respect to financial data, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments or management of Global as to the future financial performance of Global. We have assumed such data and projections will be realized in the amounts and at the times contemplated thereby. With respect to Humboldt, we relied solely upon publicly available data and certain discussions with the management of Humboldt regarding Humboldt's financial condition, performance and prospects. We did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of Humboldt, we

Board of Directors
Global Bancorp
July 8, 1999
Page 2


were not furnished with any evaluations or appraisals, and we did not review any individual credit files of Humboldt. We are not experts in the evaluation of loan portfolios for the purpose of assessing the adequacy of the allowance for losses with respect thereto and have assumed that such allowances for each of the companies are in the aggregate, adequate to cover such losses.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.

Our opinion is limited to the fairness, from a financial point of view, to the holders of Global Common Stock of the Merger Consideration to be received by the holders of the Global Common Stock as stated in the Reorganization Agreement and Plan of Merger and does not address Global's underlying business decision to undertake the Merger. Moreover, this letter, and the opinion expressed herein, does not constitute a recommendation to any shareholder as to any approval of the Merger or the Reorganization Agreement or the Plan of Merger. It is understood that this letter is for the information of the Board of Directors of Global and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Global with the Securities and Exchange Commission with respect to the Merger.

Based on the foregoing and such other matters we have deemed relevant, we are of the opinion, as of the date hereof, that the Merger Consideration is fair, from a financial point of view, to the holders of Global Common Stock.

                                                     Respectfully submitted,

                                   Appendix C
                       California General Corporation Law
                         Chapter 13. Dissenters' Rights


SECTION 1300. RIGHT TO REQUIRE PURCHASE -- "DISSENTING SHARES" AND "DISSENTING SHAREHOLDER" DEFINED.

     (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split or share dividend which becomes effective thereafter.

     (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

               (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

               (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

               (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

               (4)  Which  the   dissenting   shareholder   has   submitted  for
endorsement, in accordance with Section 1302.

     (c)  As  used  in  this  chapter,   "dissenting   shareholder"   means  the
recordholder of dissenting shares and includes a transferee of record.

SECTION 1301. DEMAND FOR PURCHASE.

     (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

     (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

SECTION 1302. ENDORSEMENT OF SHARES.

     Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

SECTION 1303. AGREED PRICE -- TIME FOR PAYMENT.

     (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

SECTION 1304. DISSENTER'S ACTION TO ENFORCE PAYMENT.

     (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

SECTION 1305. APPRAISERS' REPORT -- PAYMENT -- COSTS.

     (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

     (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

     (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

     (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

     (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

SECTION 1306. DISSENTING SHAREHOLDER'S STATUS AS CREDITOR.

     To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

SECTION 1307. DIVIDENDS PAID AS CREDIT AGAINST PAYMENT.

     Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

SECTION 1308. CONTINUING RIGHTS AND PRIVILEGES OF DISSENTING SHAREHOLDERS.

     Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

SECTION 1309. TERMINATION OF DISSENTING SHAREHOLDER STATUS.

     Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

     (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

     (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

     (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

     (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

SECTION 1310. SUSPENSION OF PROCEEDINGS FOR PAYMENT PENDING LITIGATION.

     If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under
Section 1304 and 1305 shall be suspended until final determination of such litigation.

SECTION 1311. EXEMPT SHARES.

     This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

SECTION 1312. ATTACKING VALIDITY OF REORGANIZATION OR MERGER.

     (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

     (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy shall adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

     (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                     PART II

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation and Bylaws of Humboldt Bancorp provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law including the use of an indemnity agreement. Humboldt Bancorp's Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there will be no indemnification for: (i) amounts paid in settling or otherwise disposing of a pending action without court approval; (ii) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; (iii) matters in which such person will have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending will determine that such person is entitled to be indemnified; or (iv) other matters specified in the California General Corporation Law.

     Humboldt Bancorp's Bylaws provide that Humboldt Bancorp will to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. Humboldt Bancorp's Bylaws also provide that Humboldt Bancorp will have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Humboldt Bancorp would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of Humboldt Bancorp's Bylaws. Certain directors and executive officers of Humboldt Bancorp's subsidiary, Humboldt Bank, have an indemnification agreement with Humboldt Bank that provides that Humboldt Bank will indemnify such person to the full extent authorized by the applicable provisions of California law, subject to federal banking law.


ITEM 21.  EXHIBITS

     (a)  Exhibits

      2.1 Second Restatement of Agreement and Plan of Reorganization and Merger by and among Humboldt Bancorp, Humboldt Bank, Global Bancorp and Capitol Thrift & Loan Association dated as of
               November _, 1999, is attached as Appendix A   to   the   proxy
               statement/prospectus contained in Part I of this Registration Statement.

     3.1       Amended and Restated Articles of Incorporation of Humboldt
               Bancorp. (1)

     3.2       Bylaws of Humboldt Bancorp. (1)

     5.1       Opinion re: legality of counsel. *

     8.1 Opinion re: tax matters as to the merger of Global Bancorp with and into Humboldt Bank. *

     10.1      Amended Employment Agreement with Theodore S. Mason (2)

     10.2      Director Fee Plan (3)

     10.3      Amended Humboldt Bancorp Stock Option Plan (3)

     10.4      Salary Continuation Agreement with Theodore S. Mason (3)

     10.5      Salary Continuation Agreement with Alan J. Smyth (3)

     10.6      Salary Continuation Agreement with Ronald V. Barkley (3)

     10.7      Salary Continuation Agreement with Paul A. Ziegler (3)

     10.8 Director-Shareholder's Agreement in the Global Bancorp and Humboldt Bank merger.

     10.9      Affiliate's Agreement

     10.10     Trust Indenture

     10.11     Deferred Compensation Agreement with Theodore Mason

     10.12     Deferred Compensation Agreement with Alan J. Smyth

     10.13     Deferred Compensation Agreement with Ronald V. Barkley

     10.14     Plan of Reorganization with Silverado Merger Co.

     11.1 Statement re: computation of per share earnings is included in Note N to the financial statements to the proxy statement/prospectus included in Part I of this Registration Statement.

     21.1 Subsidiaries of Humboldt Bancorp are Humboldt Bank, a California state chartered bank, Capitol Valley Bank, a California state chartered bank, and Bancorp Financial Services, a California corporation.

     23.1 Consent of Bartel Eng Linn & Schroder is included with the opinion re: legality as Exhibit 5.1 to this Registration Statement. *

     23.2 Consent of Richardson & Company, independent accountants for Humboldt Bancorp.

     23.3      Consent of Grant Thornton, independent accountants for Global
               Bancorp.

     23.4      Consent of PricewaterhouseCoopers LLP, accountants for Global
               Bancorp.

     23.5 Consent of First Capital Group, LLC as financial advisor to Global Bancorp. *

     23.6      Consent of Covington & Burling.  *

     99.1 Fairness Opinion of First Capital Group, LLC is attached as Appendix B to the proxy statement/prospectus included in Part I to the Registration Statement.

     99.2      Proxy Card.

(1) Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended December 31, 1996 and previously filed with the Commission.

(2) Incorporated by reference to the Company's Definitive Proxy Statement for the Company's 1996 Annual Meeting previously filed with the Commission (and, with respect to the Stock Option Plan, as amended pursuant to the terms set forth in the Definitive Proxy Statement for the Company's 1998 Annual Meeting).

(3) Incorporated by reference to the Company's Form 10-K for the fiscal year ended December 31, 1998 and previously filed with the Commission.

*    To be filed by Amendment.

ITEM 22.  UNDERTAKINGS

The undersigned Registrant hereby undertakes:

     To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(c)  to  include  any  material   information   with  respect  to  the  plan  of
     distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus with is part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Eureka, California, on November __, 1999.

                                                     HUMBOLDT BANCORP


                                                /s/ THEODORE S. MASON
                                                    ----------------------------
                                                    Theodore S. Mason, President

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated.

     Known All Persons By These Present, that each person whose signature appears below appoints Theodore S. Mason or Alan J. Smyth as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, to sign any amendment (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he may do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or of his substitutes, may lawfully do or cause to be done by virtue hereof.



/s/ THEODORE S. MASON                        11/08/99    /s/ ALAN J. SMYTH                                 11/08/99
   -------------------------------------    ----------      ----------------------------------------      --------
    Theodore S. Mason, President, Chief        Date          Alan J. Smyth, Senior Vice President           Date
    Executive Officer & Director                             & Board Secretary (Principal
    (Principal Executive Officer)                            Accounting and Financial Officer)

/s/ RONALD F. ANGELL                        11/09/99
    ------------------------------------   ----------        ----------------------------------------      --------
    Ronald F. Angell,                         Date           Marguerite Dalianes, Director                  Date

/s/ GARY L. EVANS                           11/09/99     /s/ LAWRENCE FRANCESCONI                          11/08/99
    -----------------------------------    ----------        ----------------------------------------      --------
    Gary L. Evans, Director                   Date           Lawrence Francesconi,                          Date
                                                             Chairman of the Board

                                                        /s/  JAMES O. JOHNSON                              11/08/99
    -----------------------------------    ----------        ----------------------------------------      --------
    Clayton R. Janssen, Director              Date           James O. Johnson, Director                     Date

/s/ JOHN MCBETH                             11/08/99     /s/ MICHAEL RENNER                                11/08/99
    -----------------------------------    ----------        ----------------------------------            --------
     John McBeth, Director                    Date           Michael Renner, Director                       Date

/S/ JERRY L. THOMAS                         11/08/99
    -----------------------------------    ----------       -----------------------------------             --------
    Jerry L. Thomas, Director                 Date          Edythe E. Vaissade, Director                   Date

/s/ JOHN R. WINZLER                          11/08/99
    -----------------------------------    ----------
    John R. Winzler, Director                 Date
